Filed by StoneMor GP LLC

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: StoneMor Partners L.P.

(Commission File No. 001-32270)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 27, 2019

StoneMor Partners L.P.

(Exact name of Registrant as Specified in Its Charter)

Delaware (State or other jurisdiction of incorporation)	001-32270 (Commission file number)	80-0103159 (I.R.S. Employer Identification No.)

3600 Horizon Boulevard Trevose, PA (Address of principal executive offices)	19053 (Zip Code)

Registrant’s telephone number, including area code: (215) 826-2800

Not Applicable

(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Units	STON	New York Stock Exchange

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Indenture and Collateral Agreement

On June 27, 2019 (the “Closing Date”), StoneMor Partners L.P. (the “Partnership”), Cornerstone Family Services of West Virginia Subsidiary, Inc. (“Cornerstone” and, collectively with the Partnership, the “Issuers”), certain direct and indirect subsidiaries of the Partnership (the “Guarantors”), the initial purchasers party thereto (the “Initial Purchasers”) and Wilmington Trust, National Association, as trustee (in such capacity, the “Trustee”) and as collateral agent (in such capacity, the “Collateral Agent”) entered into an indenture (the “Indenture”) with respect to the 9.875%/11.500% Senior Secured PIK Toggle Notes due 2024 (the “Notes”). Capitalized terms that are used in this description of the Indenture but not defined herein shall have the meaning assigned to such terms in the Indenture.

Pursuant to the terms of the Indenture, on the Closing Date, the Initial Purchasers purchased Notes in the aggregate principal amount of $385.0 million in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Section 4(a)(2) thereof. The gross proceeds from the sale of the Notes was $371.525 million, less advisor fees (including a placement agent fee of approximately $7.0 million), legal fees, mortgage costs and other closing expenses, as well as cash funds for collateralization of existing letters of credit and credit card needs under the former credit facility.

The Issuers will pay interest at either a fixed rate of 9.875% per annum in cash or, at their option through January 30, 2022, a fixed rate of 7.50% per annum in cash plus a fixed rate of 4.00% per annum payable in kind by increasing the principal amount of the Notes or by issuing additional Notes. Interest is payable quarterly in arrears on the 30th day of each March, June, September and December, commencing September 30, 2019. The Notes mature on June 30, 2024.

The Notes are senior secured obligations of the Issuers. The Issuers’ joint and several obligations under the Notes and the Indenture are jointly and severally guaranteed (the “Note Guarantees”) by each subsidiary of the Partnership (other than Cornerstone) that the Partnership has caused or will cause to become a Guarantor pursuant to the terms of the Indenture. In addition, the Issuers, the Guarantors and the Collateral Agent entered into a Collateral Agreement dated the Closing Date (the “Collateral Agreement”). Pursuant to the Indenture and the Collateral Agreement, the Issuers’ obligations under the Indenture and the Notes and the Guarantors’ Note Guarantees are secured by a first priority lien and security interest (subject to permitted liens and security interests) in substantially all of the Issuers’ and the Guarantors’ assets, whether now owned or hereafter acquired, excluding certain assets which include, among others: (a) trust and other fiduciary accounts and amounts required to be deposited or held therein and (b) unless encumbered by an existing mortgage, owned and leased real property that (i) may not be pledged as a matter of law or without governmental approvals, (ii) is not operated or intended to be operated as a cemetery, crematory or funeral home or (iii) is the subject of specified immaterial leases.

The Issuers may redeem the Notes at their option, in whole or in part, at any time for a redemption price equal to the principal balance thereof, accrued and unpaid interest thereon and, if applicable, a premium (the “Applicable Premium”) calculated as follows:

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●

If redeemed before June 27, 2021, the sum of 4% of the principal amount so redeemed plus the excess of (i) the interest that would have accrued on the principal amount of the redeemed Notes from the redemption date through June 27, 2021 assuming an interest rate of 11.50% per annum over (ii) the interest that would have accrued on the principal amount of the redeemed Notes from the redemption date through June 27, 2021 at an interest rate equal to the then-applicable rate on United States Treasury securities for the period most nearly equaling that time period plus 0.50%;

●	If redeemed on or after June 27, 2021 and before June 27, 2022, 4% of the principal amount so redeemed;

●	If redeemed on or after June 27, 2022 and before June 27, 2023, 2% of the principal amount so redeemed; and

●	If redeemed on or after June 27, 2022, no premium will be payable.

The Issuers are obligated to redeem Notes with the net cash proceeds of certain dispositions described in the Indenture, tax refunds, insurance or condemnation proceeds and certain other extraordinary receipts. The redemption price for such redemptions is the principal balance of the Notes being redeemed, all accrued and unpaid interest thereon plus, with respect to redemptions from asset dispositions with net proceeds in excess of $55.0 million, an Applicable Premium of 2% of the principal amount so redeemed.

The Issuers are also obligated to use 75% of any Excess Cash Flow, less any amount paid in any voluntary redemption of Notes during the applicable period or subsequent thereto and prior to the applicable redemption date, to redeem Notes at a redemption price equal to the principal balance thereof and all accrued and unpaid interest thereon.

All interest payable in connection with the redemption of any Notes is payable in cash.

The Indenture requires the Issuers and the Guarantors, as applicable, to comply with various affirmative covenants regarding, among other matters, delivery to the Trustee of financial statements and certain other information or reports filed with the Securities and Exchange Commission (the “SEC”) and the maintenance and investment of trust funds and trust accounts into which certain sales proceeds are required by law to be deposited.

The Indenture includes financial covenants pursuant to which the Issuers will not permit:

●	the Operating Cash Flow Amount for the twelve months ending December 31, 2019 to be less than $20.0 million;

●

the ratio of the sum of the Operating Cash Flow Amount plus Cash Interest Expense to Cash Interest Expense, or the Consolidated Interest Coverage Ratio, for the twelve months ending as of each date set forth below, to be less than:

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March 31, 2020 June 30, 2020	0.40x 0.75x
September 30, 2020	1.00x
December 31, 2020	1.15x
March 31, 2021	1.25x
June 30, 2021	1.30x
September 30, 2021	1.35x
December 31, 2021	1.45x
March 31, 2022 and each quarter end thereafter	1.50x

●

the aggregate amount of Capital Expenditures for the prior four fiscal quarters as of the last day of any fiscal quarter beginning with the fiscal quarter ending September 30, 2019 to be more than $20.0 million;

●

the average daily balance of Unrestricted Cash and unrestricted Permitted Investments of the Partnership and its subsidiaries as of the end of any day for any 10-business day period to be less than $20.0 million during the quarter ending September 30, 2019, $15.0 million during the quarter ending December 31, 2019 and $12.5 million during any subsequent quarter; or

●

the ratio of the (a) the sum of Unrestricted Cash, accounts receivable and merchandise trust account balances to (b) the aggregate principal or face amount of Consolidated Funded Indebtedness, or Asset Coverage Test, for the applicable measurement period as of the last day of any fiscal quarter beginning with the fiscal quarter ending September 30, 2019, to be less than 1.60:1.00.

The Indenture requires the Issuers and the Guarantors, as applicable, to comply with certain other covenants including, but not limited to, covenants that, subject to certain exceptions, limit the Issuers’ and the Guarantors’ ability to: (i) incur additional indebtedness; (ii) grant liens; (iii) engage in certain sale/leaseback, merger, consolidation or asset sale transactions; (iv) make certain investments; (v) pay dividends or make distributions; (vi) engage in affiliate transactions and (vii) amend its organizational documents.

The Indenture provides for certain events of default, the occurrence and continuation of which could, subject to certain conditions, cause all amounts owing under the Notes to become due and payable, including but not limited to the following:

●	failure by the Issuers to pay any interest on any Note when it becomes due and payable that remains uncured for five business days;

●	failure by the Issuers to pay the principal on any of the Notes when it becomes due and payable, whether at the due date thereof, at a date fixed for redemption, by acceleration or otherwise;

●	failure by the Issuers to comply with the agreement and covenants relating to maintenance of its legal existence, providing notice of any default or event of

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default or use of proceeds from the sale of the Notes or any of the negative covenants in the Indenture;

●

failure by the Issuers to comply with any other agreement or covenant contained in the Indenture, the Collateral Agreement or any other Note Document that remains uncured for a period of 15 days after the earlier of written notice and request for cure from the Trustee or holders of at least 25% of the aggregate principal amount of Notes;

●	the acceleration of or the failure to pay at final maturity indebtedness (other than the Notes) in a principal amount exceeding $5.0 million;

●	the occurrence of a Change in Control (see definition below);

●	certain bankruptcy or insolvency proceedings involving an Issuer or any subsidiary;

●

the conversion of StoneMor GP LLC, the Partnership’s general partner (the “General Partner”), into a corporation (the “C-Corporation Conversion”) shall not have occurred on or before March 31, 2020 and such default remains uncured for a period of five business days; and

●

failure by the Partnership or any Subsidiary to maintain one or more licenses, permits or similar approvals for the conduct of its business where the sum of the revenue associated therewith represents the lesser of (i) 15% of the Partnership’s and its Subsidiaries’ consolidated revenue and (ii) $30.0 million, and such breach is not cured within 30 days.

At the option of holders holding a majority of the outstanding principal amount of the Notes (and automatically upon any default for failure to pay principal of the Notes when due and payable or certain bankruptcy or insolvency proceedings involving an Issuer), the interest rate on the Notes will increase to 13.50% per annum, payable in cash.

A Change in Control means:

(A)        any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, but excluding any employee benefit plan of such person or its Subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan), other than the Permitted Holders (which includes Axar Capital Management, L.P. and its Affiliates), becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person or group shall be deemed to have “beneficial ownership” of all securities that such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of Equity Interests representing more than 50% of the Equity Interests in the Partnership or the General Partner entitled to vote for members of the board of directors or equivalent governing body of the Partnership or the General Partner on a fully-diluted basis (and taking into account all such

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securities that such “person” or “group” has the right to acquire, whether such right is exercisable immediately or only after the passage of time);

(B)        the Permitted Holders cease to have a contractual right under the Nomination and Director Voting Agreement to appoint or nominate (x) three of the directors on the board of directors of the General Partner or, after the C-Corporation Conversion, directors on the board of directors of the C-Corporation in the case of a 7 member board of directors, or (y) at least 3/7ths of such directors in the event that the board of directors of the General Partner or the C-Corporation, as applicable, does not contain 7 members;

(C)        any holder of Equity Interests other than the Permitted Holders has the contractual or other right to appoint or nominate a majority of the directors on the board of directors of the General Partner or, after the C-Corporation Conversion, a majority of the directors on the board of directors of the C-Corporation;

(D)        prior to the C-Corporation Conversion, the General Partner ceases to act as the sole general partner of the Partnership;

(E)        the Partnership ceases to own 100% of the Equity Interests in the Operating Company; or

(F)        after the consummation of the C-Corporation Conversion, the C-Corporation ceases to own 100% of the partnership interests in the Partnership;

provided that notwithstanding anything in this definition to the contrary, the consummation of the transactions to effectuate the C-Corporation Conversion shall not, themselves, be deemed to constitute or result in a Change in Control.

Registration Rights Agreement

In connection with the sale of the Notes, on June 27, 2019, the Issuers, the Guarantors party thereto and the Initial Purchasers entered into a Registration Rights Agreement (the “Notes Registration Rights Agreement”), pursuant to which the Issuers and the Guarantors agreed, for the benefit of the holders of the Notes, to use their commercially reasonable efforts to file a registration statement with the SEC with respect to a registered offer to exchange the Notes for new “exchange” notes having terms substantially identical in all material respects to the Notes, with certain exceptions (the “Exchange Offer”). The Issuers have agreed to use their commercially reasonable efforts (i) to consummate the Exchange Offer on or before July 14, 2020 (the “Exchange Date”) and (ii) upon the occurrence of certain events described in the Notes Registration Rights Agreement which result in the inability to consummate the Exchange Offer, to cause a shelf registration statement covering resales of the Notes to be declared effective.

If the Issuers fail to comply with their obligations under the Notes Registration Rights Agreement, additional interest will accrue on the Notes at a rate of 0.25% per annum (increasing by an additional 0.25% per annum with respect to each subsequent 90-day period that occurs after the date on which such default occurs, up to a maximum additional interest rate of 1.00%) from and including the date on which any such default shall occur to but excluding the earlier of (x) the date on which all such defaults have been cured and (y) the date on which the Notes are freely tradeable by persons other than affiliates of the Issuers

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pursuant to Rule 144 under the Securities Act.

The Indenture (including the form of Notes), the Collateral Agreement and the Notes Registration Rights Agreement (collectively, the “Debt Transaction Documents”) include various representations, warranties, covenants and other provisions, as applicable, customary for transactions of this nature. The foregoing summaries of the Debt Transaction Documents are not intended to be complete and are qualified in their entirety by reference to the Debt Transaction Documents, which the Partnership will file with the SEC as exhibits to a future report.

Series A Preferred Unit Purchase Agreement

On June 27, 2019, funds and accounts affiliated with Axar Capital Management LP (“Axar”) and certain other investors (individually a “Purchaser” and collectively the “Purchasers”) and the Partnership entered into the Series A Preferred Unit Purchase Agreement (the “Series A Purchase Agreement”) pursuant to which the Partnership sold to the Purchasers an aggregate of 52,083,333 of the Partnership’s Series A Preferred Units (the “Preferred Units”) representing limited partner interests in the Partnership with certain rights, preferences and privileges as are set forth in the Partnership’s Third Amended and Restated Agreement of Limited Partnership dated as of June 27, 2019 (the “Third Amended Partnership Agreement”). The purchase price for the Preferred Units sold pursuant to the Series A Purchase Agreement (the “Purchased Units”) was $1.1040 per Purchased Unit, reflecting an 8% discount to the liquidation preference of each Preferred Unit, for an aggregate purchase price of $57.5 million. The terms of the sale of the Purchased Units were determined based on arms-length negotiations between the General Partner and Axar.

Pursuant to the Series A Purchase Agreement, the Partnership agreed to file a registration statement on Form S-1 with the SEC as promptly as practicable to effect a $40,185,483 rights offering of common units representing limited partnership interests in the Partnership (“Common Units”) to all holders of Common Units (other than the Purchasers, American Infrastructure Funds LP and their respective affiliates) with a purchase price of $1.20 per Common Unit (the “Rights Offering”), and agreed to use its reasonable best efforts to complete the Rights Offering within 100 days after the Closing Date. The proceeds from the Rights Offering will be used to redeem certain of the Preferred Units as described below.

Under the Series A Purchase Agreement, the Partnership also granted the Purchasers a preemptive right to purchase a pro rata share of any subsequent issuance of Common Units or shares of common stock of the corporation (“Common Stock”) into which the General Partner is converted in the C-Corporation Conversion or rights to acquire any such securities, for so long as the Purchaser continues to hold any Preferred Units, any Common Units or Common Stock issued upon conversion thereof.

The Preferred Units have the following rights, preferences and privileges, among others as set forth in the Third Amended Partnership Agreement:

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●

Conversion: The Preferred Units are convertible at the option of the holders thereof at any time beginning 10 days after completion of the Rights Offering and shall automatically be converted upon consummation of the C-Corporation Conversion, in each case at an initial conversion rate of one Common Unit or one share of Common Stock, as applicable, for each Preferred Unit. Subject to customary exceptions, the conversion rate for each Preferred Unit is subject to adjustment (a) proportionately, in the event of distributions made in the form of interests in the Partnership, any split, combination or similar recapitalization of Common Units and certain other specified transactions with respect to interests in the Partnership, (b) upon any issuance or deemed issuance by the Partnership prior to consummation of the Rights Offering of Common Units for a price per Common Unit less than the Series A Liquidation Preference (as defined below), to the rate determined by dividing the Series A Liquidation Preference by the price per Common Unit in such issuance or deemed issuance and (c) upon any issuance or deemed issuance by the Partnership after consummation of the Rights Offering of Common Units for a price per Common Unit less than the Series A Liquidation Preference, to a rate determined on a weighted average anti-dilution adjustment basis.

●

Voting:         The holder of a Preferred Unit is entitled to one vote for each Common Unit into which such Preferred Unit is convertible (whether or not such right to convert is exercisable at such time). The holders of Preferred Units are entitled to vote as a single class with the holders of Common Units on all matters submitted to the limited partners for a vote. In addition, the affirmative vote of the holders of at least 60% of the outstanding Preferred Units is required to:

o

Amend the Third Amended Partnership Agreement or the Partnership’s Certificate of Limited Partnership if such amendment would be adverse (other than in a de minimus manner) to any of the rights, preferences or privileges of the Preferred Units;

o	Pay any distribution from Capital Surplus (as defined in the Third Amended Partnership Agreement); or

o

Issue any class or series of interest in the Partnership that, with respect to distributions, is senior to or pari passu with the Preferred Units, or modify the terms of any existing class or series of interest in the Partnership to so provide.

●

Distributions: Holders of Preferred Units are entitled to participate in any distributions made to holders of Common Units on an as-converted basis (whether or not such right to convert is exercisable at such time), and any such distributions with respect to Preferred Units shall be excluded in calculating the distributions or allocations of income or gain to holders of incentive distribution rights under the Third Amended Partnership Agreement.

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●

Redemption: Upon completion of the Rights Offering, the Partnership is obligated to use 100% of the net proceeds thereof to redeem up to 33,487,904 Preferred Units held by Axar and the other Purchasers at a redemption price of $1.20 per Preferred Unit.

●

Liquidation: Upon any liquidation, dissolution or winding up of the Partnership, holders of Preferred Units are entitled to receive a payment of $1.20 per Preferred Unit (the “Series A Liquidation Preference”) before payments are made to any other class or series of interest in the Partnership ranking junior to the Preferred Units, including Common Units.

●	Restrictions on Transfer: Holders of Preferred Units may not transfer such Preferred Units other than to one or more affiliates without the approval of the Partnership.

The Series A Purchase Agreement includes various representations, warranties, covenants, indemnification and other provisions which are customary for a transaction of this nature.

The Partnership offered and sold the Purchased Units in reliance upon the exemption from the registration requirements of the Securities Act pursuant to Section 4(a)(2) thereof. The Partnership relied on this exemption from registration based in part on representations made by the Purchasers in the Series A Purchase Agreement.

Registration Rights Agreement

In connection with the sale of the Preferred Units, on June 27, 2019, the Partnership, the General Partner and the Purchasers entered into a Registration Rights Agreement (the “Equity Registration Rights Agreement”) pursuant to which the Partnership agreed to use its reasonable best efforts to file a registration statement with the SEC to permit the resale of the Common Units or Common Stock issuable upon conversion of the Purchased Units or otherwise owned by the Purchasers and their controlled affiliates and securities issued pursuant to any split, dividend, recapitalization, exchange or similar event (collectively, the “Registrable Securities”). The Partnership also agreed to use its reasonable best efforts to cause such registration statement to become effective by the earlier of 30 days after consummation of the C-Corporation Conversion or May 1, 2020 (the “Target Effective Date”) and to keep such registration statement effective until the earlier of the date on which all such Registrable Securities may be sold without restriction or limitation pursuant to Rule 144 under the Securities Act and without the requirement to be in compliance with Rule 144(c)(1) under the Securities Act or the date on which all such Registrable Securities have been sold. The Partnership agreed to permit certain Purchasers to require the Partnership, if any such Purchaser elects to dispose of Registrable Securities under a registration statement pursuant to an underwritten public offering, to enter into an underwriting agreement with an underwriter selected by such Purchaser (and reasonably approved by the Partnership, such approval not to be unreasonably withheld, conditioned or delayed) and take all such other reasonable actions as are requested by the underwriter to expedite or facilitate the disposition of such Registrable Securities. The Partnership also granted the Purchasers the right to include such Registrable Securities in certain other registration

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statements the Partnership may file. The registration rights granted pursuant to the Equity Registration Rights Agreement are subject to exceptions, limitations and restrictions customary for a transaction of this nature. The Equity Registration Rights Agreement also provides that the General Partner shall assume all of the obligations of the Partnership upon consummation of the C-Corporation Conversion.

Third Amended and Restated Agreement of Limited Partnership

On June 27, 2019, the General Partner approved the amendment and restatement of the Partnership’s agreement of limited partnership to establish the Preferred Units as a class of interests in the Partnership and to make certain other changes as the General Partner determined to be necessary and appropriate in connection with the issuance of the Purchased Units and/or which do not adversely affect the other limited partners of the Partnership in any material respect. The material rights, preferences and privileges of the Preferred Units are described under the caption “Series A Preferred Unit Purchase Agreement” in this Item 1.01 above, which description is incorporated in its entirety by reference herein.

Second Amendment to Merger and Reorganization Agreement

As previously disclosed, on September 27, 2018, the Partnership, the General Partner, StoneMor GP Holdings LLC, a Delaware limited liability company and the sole member of the General Partner (“GP Holdings”), and Hans Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of the General Partner (“Merger Sub”), entered into a Merger and Reorganization Agreement (as amended to date, the “Merger Agreement”) pursuant to which, among other things, the General Partner will convert from a Delaware limited liability company into a Delaware corporation to be named StoneMor Inc. (the “Company”) and Merger Sub will merge with and into the Partnership (the “Merger”) with the Partnership surviving and with the Company as its sole general partner (such transaction, the “C-Corporation Conversion”).

On June 27, 2019, the Partnership, the General Partner, GP Holdings and Merger Sub entered into an amendment to the Merger Agreement (the “Second Amendment to Merger Agreement”) to, among other things, provide that the Preferred Units that are outstanding on the date of consummation of the Merger shall be automatically converted into the number of shares of Common Stock into which the Preferred Units are then convertible, provide that the Board of Directors of the General Partner immediately prior to the Merger shall be the Board of Directors of the Company following the Merger and extend the termination date of the Merger Agreement to March 31, 2020.

Third Amendment to Voting and Support Agreement

As previously disclosed, in connection with the execution and delivery of the Merger Agreement, on September 27, 2018, the Partnership, the General Partner, GP Holdings, Robert B. Hellman, Jr., in his capacity as trustee under the Voting and Investment Trust Agreement for the benefit of American Cemeteries Infrastructure Investors, LLC (“ACII” and, together with GP Holdings, the “ACII Entities”), Axar Capital Management, LP, a Delaware limited partnership (“Axar”), Axar GP, LLC, a Delaware limited liability company (“Axar GP”), and Axar Master Fund, Ltd., a Cayman Islands exempted limited partnership (the “Axar Funds” and, together with

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Axar and Axar GP, the “Axar Entities”) entered into a voting and support agreement (as amended to date, the “Voting and Support Agreement”), pursuant to which, among other things, the Axar Entities were restricted from owning or acquiring more than 27.49% in aggregate of the outstanding Common Units prior to the closing of the Merger.

On June 27, 2019, the Partnership, the General Partner, GP Holdings, ACII and the Axar Entities entered into an amendment to the Voting and Support Agreement (the “Third Amendment to Voting and Support Agreement”). The Third Amendment to the Voting and Support Agreement provides that, in calculating the 27.49% aggregate of the outstanding Common Units that the Axar Entities are permitted to own or acquire prior to the closing of the Merger, the Preferred Units acquired pursuant to the Series A Purchase Agreement and any equity issued upon conversion of or in consideration of such Preferred Units shall be excluded.

The terms and provisions of the Second Amendment to Merger Agreement, the Third Amendment to Voting and Support Agreement and the Second Amendment to Nomination and Director Voting Agreement (defined and discussed below) were reviewed and approved by the Conflicts Committee of the General Partner’s Board of Directors, which is comprised entirely of independent directors.

The foregoing summaries of the Series A Purchase Agreement, the Equity Registration Rights Agreement, the Third Amended Partnership Agreement, the Second Amendment to Merger Agreement and the Third Amendment to Voting and Support Agreement (collectively, the “Equity Transaction Documents”) are not intended to be complete and are qualified in their entirety by reference to the Equity Transaction Documents, which are attached hereto as Exhibits 10.1, 10.2, 3.1, 10.3 and 10.4, respectively, and are incorporated herein by reference.

Second Amendment to Nomination and Director Voting Agreement

As previously disclosed, in connection with the execution and delivery of the Merger Agreement, on September 27, 2018, the General Partner, GP Holdings, ACII and the Axar Entities entered into a nomination and director voting agreement (as amended to date, the “Nomination and Director Voting Agreement”), pursuant to which, among other things, (i) the General Partner agreed to permit the Axar Entities to designate up to one nominee to the Company Board of Directors and the ACII Entities to designate up to two nominees to the Company Board of Directors, subject to the terms and conditions set forth therein, and (ii) as amended, during the period commencing on the closing date of the Merger and ending on the date 30 days following the delivery of all requisite notices of immediate effective resignation from the board of directors of the Company (the “Standstill Termination Date”), the Axar Entities are restricted from owning or acquiring more than 27.49% in aggregate of the of the outstanding Common Stock.

On June 27, 2019, the General Partner, GP Holdings, ACII and the Axar Entities entered into an amendment to the Nomination and Director Voting Agreement (the “Second Amendment to Nomination and Director Voting Agreement”) which provides that the Axar Entities shall have the right to designate three of the seven directors on the Company Board of Directors (or if the number of such directors is increased, three-sevenths of total number of directors) until the refinancing or repayment of the Notes under the Indenture. Subject to the prior refinancing or

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repayment of the Notes under the Indenture, the right of Axar to designate directors to the Company Board of Directors shall be as follows:

●

so long as the Axar Entities and their respective affiliates (the “Axar Group”) continue to beneficially own at least 15% of the then-outstanding Common Stock, the Axar Entities will be entitled to designate three (3) directors for nomination to the Company Board of Directors;

●

so long as the Axar Group continues to beneficially own at least 10% but less than 15% of the then-outstanding Common Stock, the Axar Entities will be entitled to designate two (2) directors for nomination to the Company Board of Directors;

●

so long as the Axar Group continues to beneficially own at least 5% but less than 10% of the then-outstanding Common Stock, the Axar Entities will be entitled to designate one (1) director for nomination to the Company Board of Directors; and

●

if the Axar Group beneficially owns less than 5% of the then-outstanding Common Stock, the right of the Axar Entities to designate any director for nomination to the Company Board of Directors shall terminate.

The Second Amendment to Nomination and Voting Agreement also provides that the ACII Entities shall have the right to designate one (1) director for nomination to the Company Board of Directors so long as the ACII Entities and their respective affiliates continue to beneficially own at least 4% of the then-outstanding Common Stock.

The Second Amendment to Nomination and Director Voting Agreement also provides that, in calculating the 27.49% aggregate of the outstanding Common Stock that the Axar Entities are permitted to own or acquire during the period commencing on the closing date of the Merger and ending on the Standstill Termination Date, the Preferred Units acquired pursuant to the Series A Purchase Agreement and any equity issued upon conversion of or in consideration of such Preferred Units shall be excluded.

Third Amended and Restated Limited Liability Company Agreement of StoneMor GP LLC

On June 27, 2019, the General Partner, GP Holdings and Axar Special Member LLC, a wholly-owned subsidiary of Axar (“Axar Special Member”), entered into the Third Amended and Restated Limited Liability Company Agreement of the General Partner, pursuant to which the Axar Special Member was admitted as a member with the right to designate three-sevenths of the board of directors of the General Partner, consistent with the provisions of the Second Amendment to Nomination and Voting Agreement as described above.

The foregoing summary of the Third Amended and Restated Limited Liability Company Agreement of the General Partner is not intended to be complete and is qualified in its entirety by reference thereto, which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

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Item 1.02	Termination of a Material Definitive Agreement.

On June 27, 2019, the Issuers sold the Notes pursuant to the Indenture and the Partnership issued the Preferred Units pursuant to the Series A Purchase Agreement, as described in Item 1.01 of this Current Report on Form 8-K, which description is incorporated in its entirety by reference herein. The Partnership applied a portion of the proceeds of the sale of the Notes and the Preferred Units to pay in full all amounts owing pursuant to the Credit Agreement dated as of August 4, 2016, among the Partnership, StoneMor Operating LLC (the “Operating Company”), a wholly-owned subsidiary of the Partnership, the Subsidiaries (as defined in the Credit Agreement) of the Operating Company (together with the Operating Company, the “Borrowers”), the Lenders from time to time party thereto, Capital One, as Administrative Agent, Issuing Bank and Swingline Lender, Citizens Bank, N.A., as Syndication Agent, and TD Bank, N.A. and Raymond James Bank, N.A., as Co-Documentation Agents, as amended (the “Credit Agreement”), which effectively terminated the Credit Agreement and the related Guaranty and Collateral Agreement dated August 4, 2016 by and among the Partnership, the Borrowers and Capitol One, as Administrative Agent.

The Partnership also deposited a portion of such proceeds with Wilmington Trust, National Association, as trustee (the “2013 Notes Trustee”) under the Indenture (the “2013 Indenture”) dated as of May 28, 2013 by and among the Issuers, the guarantors named therein and the 2013 Notes Trustee with respect to the Partnership’s 7 7/8% Senior Note due 2021 (the “2013 Notes”) in an amount sufficient to pay and discharge all obligations with respect to the 2013 Notes not previously delivered to the 2013 Notes Trustee for cancellation, including the redemption of all outstanding 2013 Notes for a redemption price equal to the principal amount thereof plus all accrued and unpaid interest thereon, and delivered the notice of full redemption to the holders of the 2013 Notes and notice of redemption and satisfaction and discharge to the 2013 Notes Trustee, as required by the 2013 Indenture and/or the 2013 Notes. As a result, the 2013 Indenture has been discharged and effectively terminated, and the 2013 Notes Trustee has delivered to the Partnership an acknowledgement of satisfaction and discharge of the 2013 Indenture.

Item 2.01	Completion of Acquisition or Disposition of Assets.

On June 27, 2019, pursuant to the Indenture and the Collateral Agreement, the Issuers granted a first priority lien and security interest (subject to permitted liens and security interests) in substantially all of the Issuers’ and the Guarantors’ assets, whether now owned or hereafter acquired, including mortgages on substantially all of the Issuers’ and the Guarantors’ real property, excluding certain real property which includes, among other excluded real property and unless encumbered by an existing mortgage, owned and leased real property that (i) may not be pledged as a matter of law or without governmental approvals, (ii) is not operated or intended to be operated as a cemetery, crematory or funeral home or (iii) is the subject of specified immaterial leases.

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Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On June 27, 2019, the Issuers issued the Notes governed by the Indenture. The terms of the Notes and the Indenture are described in Item 1.01 above, which descriptions are incorporated in their entirety by reference herein.

Item 3.02	Unregistered Sales of Equity Securities.

The information set forth under the heading “Series A Preferred Unit Purchase Agreement” in Item 1.01 of this Current Report on Form 8-K is incorporated in its entirety by reference in this Item 3.02.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

As a condition to, and effective immediately prior to, the consummation of the Notes and Preferred Unit issuance, the Board of Directors of the General Partner was reconstituted. Directors Martin R. Lautman, Ph.D., Leo J. Pound, Robert A Sick and Fenton R. Talbott resigned as directors and, pursuant to the Amended and Restated Limited Liability Company Agreement of the General Partner, the authorized number of directors was reduced to seven and Andrew Axelrod, David Miller and Spencer Goldenberg were elected to the board of directors of the General Partner to fill the vacancies created by the resignations and pursuant to the designation of the Axar Special Member. The reconstituted board of directors is comprised of Messrs. Axelrod, Miller and Goldenberg, Robert Hellman, Stephen Negrotti, Patricia Wellenbach and Joe Redling. Mr. Axelrod has been elected Chairman of the Board of Directors of the General Partner.

Biographical information of the new directors are as follows:

Andrew M. Axelrod. Mr. Axelrod, age 36, founded Axar Capital Management LP, an investment management firm, in April 2015 and serves as its Managing Partner and Portfolio Manager. He has been the Chief Executive Officer and Executive Chairman of the board of directors of Axar Acquisition Corp. since October 2016. Before founding Axar Capital Management, Mr. Axelrod worked at Mount Kellett Capital Management LP, a private equity investment firm, from 2009 to 2014. At Mount Kellett Capital Management, he was promoted to Co-Head of North America Investments in 2011 and became a Partner in 2013. Prior to joining Mount Kellett Capital Management, Mr. Axelrod worked at Kohlberg Kravis Roberts & Co. L.P. from 2007 to 2008 and The Goldman Sachs Group, Inc. from 2005 to 2006. Mr. Axelrod has served as chairman of the board of directors of Terra Capital Partners since February 2018. Mr. Axelrod graduated magna cum laude with a B.S. in Economics from Duke University. Mr. Axelrod’s leadership of the Partnership’s largest common unit holder and his extensive experience in financing, investments and restructurings will provide critical skills to the board of directors as the Partnership continues to implement its turnaround plan.

Spencer E. Goldenberg. Mr. Goldenberg, age 36, serves as the Chief Financial Officer for Menin Hospitality, an owner and operator of hotels, restaurants and commercial retail establishments across the United States with a concentration in the southeast United States and Chicago. Prior to joining Menin Hospitality, Mr. Goldenberg was a partner in the accounting firm of Gerstle, Rosen & Goldenberg P.A. from February 2008 to June 2015. Mr. Goldenberg

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has served as an independent director of Terra Property Trust, Inc. and its subsidiary, Terra Secured Income Fund 6, and is the chairman of the audit committee of Terra Secured Income Fund 6. From October 2005 until February 2008, he served as a legislative aide to Florida State Senator Gwen Margolis. Mr. Goldenberg holds an active certified public accountant’s license in the state of Florida. He holds a B.A. in International Affairs from Florida State University. Mr. Goldenberg’s extensive finance, accounting and audit experience enhances the ability of the board of directors to oversee the Partnership’s financial performance and reporting.

David Miller. Mr. Miller, age 59, has served as the Chairman of the Board of JG Wentworth since February 2018. Mr. Miller served as a Senior Advisor to the Blackstone Tactical Opportunities Fund from March 2015 until February 2018. Prior to Blackstone, Mr. Miller served as Chief Executive Officer and Chairman of JGWPT Inc., the holding company for J.G. Wentworth. Prior to JGWPT, Mr. Miller was Executive Vice-President at ACE, responsible for ACE’s International Accident and Health Insurance business. Prior to ACE, Mr. Miller was President and Chief Executive Officer of Kemper Auto and Home Insurance. Prior to Kemper, Mr. Miller was Chief Operating Officer of Providian Direct Insurance. Mr. Miller has served as a director of Ellington Residential Mortgage (NYSE: EARN) since 2013, as a director of Lombard International Assurance since July 2015 and as a director of J.G. Wentworth since January 2018. Mr. Miller has a BSEE in electrical engineering from Duke University and a MBA in Finance from The Wharton School of the University of Pennsylvania. Mr. Miller’s extensive experience as a senior executive will provide the board of directors with additional expertise in corporate leadership and governance.

Messrs. Goldenberg and Miller will each participate in the General Partner’s standard independent director compensation program.    Messrs. Axelrod, Goldenberg and Miller are expected to enter into indemnification agreements with the General Partner, the terms of which are expected to be consistent with the terms of the indemnification provided to the other directors of the General Partner and by the General Partner’s limited liability company agreement. Under the indemnification arrangements with the other directors of the General Partner, the General Partner is required to indemnify directors to the fullest extent of the law against liabilities, costs and expenses incurred by them in their capacities as a director or agent of the General Partner unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that the director acted in bad faith or engaged in fraud, willful misconduct or gross negligence. The indemnification arrangements also require the General Partner to indemnify directors for criminal proceedings unless the applicable director acted with knowledge that such director’s conduct was unlawful. Any such indemnification will be only out of the assets of the General Partner.

Item 5.03	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

The information set forth under the heading “Third Amended and Restated Agreement of Limited Partnership” and the description of the rights, preferences and privileges of the Preferred Units set forth under the heading “Series A Preferred Unit Purchase Agreement” in Item 1.01 of this Current Report on Form 8-K are incorporated in their entirety by reference in this Item 5.03.

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Item 7.01	Regulation FD Disclosure.

On June 27, 2019, the Partnership issued a press release announcing the consummation of the transactions contemplated by the Indenture and the Series A Purchase Agreement, the changes to the composition to the General Partner’s board of directors and an investor call to be held on June 28, 2019 at 8:30 am. ET. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The information in this Item 7.01, including Exhibit 99.1 incorporated by reference herein, is being furnished and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be incorporated by reference into any filing made by the Partnership pursuant to the Securities Act of 1933, as amended, or the Exchange Act, other than to the extent that such filing incorporates any or all of such information by express reference thereto.

Important Information for Investors and Unitholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed reorganization, StoneMor GP LLC (to be converted into a corporation named StoneMor Inc. (“GP”)) and StoneMor Partners L.P. (the “Partnership”) will jointly file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which will include a prospectus of GP and a proxy statement of the Partnership. GP and the Partnership also plan to file other documents with the SEC regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to the unitholders of the Partnership. INVESTORS AND UNITHOLDERS OF THE PARTNERSHIP ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED REORGANIZATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED REORGANIZATION. Investors and unitholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about GP and the Partnership once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Partnership will be available free of charge on their internet website at www.stonemor.com or by contacting their Investor Relations Department at (215) 826-2945.

In connection with the proposed rights offering, the Partnership will file with the SEC a registration statement on Form S-1 to register the common units to be offered in the rights offering. After the registration statement has been declared effective by the SEC, a definitive prospectus will be mailed to the unitholders of the Partnership. INVESTORS AND UNITHOLDERS OF THE PARTNERSHIP ARE URGED TO READ THE PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED RIGHTS OFFERING THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED RIGHTS OFFERING. Investors and unitholders will be able to obtain free copies of the prospectus and other documents containing important information about the Partnership once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Partnership will be available free of charge on their internet website at www.stonemor.com or by contacting their Investor Relations Department at (215) 826-2945.

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Participants in the Solicitation

The Partnership, GP, and its directors and certain of its members and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of the Partnership in connection with the proposed transaction. Information about the directors and executive officers of GP is set forth in the Partnership’s Annual Report on Form 10-K which was filed with the SEC on April 3, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of these documents can be obtained using the contact information above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements. For example, statements regarding future financial performance, future competitive positioning and business synergies, future acquisition cost savings, future market demand, future benefits to unitholders, future economic and industry conditions, the proposed rights offering, the proposed merger (including its benefits, results, effects and timing) and whether and when the transactions contemplated by the merger and reorganization agreement will be consummated and the anticipated timing of the investor call, are forward-looking statements within the meaning of federal securities laws. The Partnership and the General Partner believe that their expectations are based on reasonable assumptions. No assurance, however, can be given that such expectations will prove to have been correct.

A number of factors could cause actual results to differ materially from the projections, anticipated results or other expectations expressed in this communication. Such factors include, but are not limited to: the failure of the unitholders of the Partnership to approve the proposed reorganization; the risk that the conditions to the closing of the proposed transaction are not satisfied; the risk that regulatory approvals required for the proposed transaction are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; uncertainties as to the timing of the proposed transaction; competitive responses to the proposed transaction; the inability to obtain or delay in obtaining cost savings and synergies from the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; the outcome of pending or potential litigation; the inability to retain key personnel; uncertainty of the expected financial performance of StoneMor Inc. following completion of the proposed transaction; and any changes in general economic and/or industry specific conditions.

The Partnership and the General Partner caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in the Partnership’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s website, http://www.sec.gov. All subsequent written and oral forward-looking statements concerning the Partnership, GP, the proposed transaction or other matters attributable to the Partnership, the General Partner or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Each forward looking statement speaks only as of the date of the particular statement. Except as required by law, the Partnership and the General Partner undertake no obligation to publicly update or revise any forward-looking statements.

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Item 9.01	Financial Statements and Exhibits

(d)            Exhibits.

Exhibit Number	Description
3.1*	Third Amended and Restated Agreement of Limited Partnership of StoneMor Partners L.P. dated as of June 27, 2019.

10.1*	Series A Preferred Unit Purchase Agreement dated as of June 27, 2019 by and among StoneMor Partners L.P., SMP SPV LLC, Star V Partners LLC, Blackwell Partners LLC –Series E, David Miller, MPF Investco 6, LLC, MPF Investco 7, LLC, MPF Investco 8, LLC, The Mangrove Partners Fund, L.P. and The Mangrove Partners Fund (Cayman Partnership), L.P.

10.2*	Registration Rights Agreement dated as of June 27, 2019 by and among StoneMor Partners L.P., StoneMor GP LLC, SMP SPV LLC, Star V Partners LLC, Blackwell Partners LLC –Series E, David Miller, MPF Investco 6, LLC, MPF Investco 7, LLC, MPF Investco 8, LLC, The Mangrove Partners Fund, L.P. and The Mangrove Partners Fund (Cayman Partnership), L.P.

10.3*	Second Amendment to Merger and Reorganization Agreement dated as of June 27, 2019 by and among StoneMor Partners L.P., StoneMor GP LLC, StoneMor GP Holdings LLC and Hans Merger Sub, LLC.

10.4*	Third Amendment to Voting and Support Agreement dated as of June 27, 2019 by and among StoneMor Partners L.P., StoneMor GP LLC and the unitholders of StoneMor Partners L.P. named therein.

99.1**	Press Release dated June 27, 2019.

99.2*	Third Amended and Restated Limited Liability Company Agreement of StoneMor GP LLC dated as of June 27, 2019.

* Filed herewith.

** Furnished herewith.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2019	STONEMOR PARTNERS L.P. By: StoneMor GP LLC its general partner

	By:	/s/ Garry P. Herdler
Garry P. Herdler
Senior Vice President and Chief Financial Officer

Exhibit 3.1

THIRD AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

STONEMOR PARTNERS L.P.

i

ARTICLE VIII
BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 8.1	Records and Accounting	89
Section 8.2	Fiscal Year	89
Section 8.3	Reports	89

ARTICLE IX
TAX MATTERS

Section 9.1	Tax Returns and Information	89
Section 9.2	Tax Elections	90
Section 9.3	Tax Controversies	90
Section 9.4	Withholding	90

ARTICLE X
ADMISSION OF PARTNERS

Section 10.1	Admission of Initial Limited Partners	91
Section 10.2	Admission of Substituted Limited Partners	91
Section 10.3	Admission of Successor General Partner	91
Section 10.4	Admission of Additional Limited Partners	92
Section 10.5	Amendment of Agreement and Certificate of Limited Partnership	92
Section 10.6	Acceptance of Certificate	92

ARTICLE XI
WITHDRAWAL OR REMOVAL OF PARTNERS

Section 11.1	Withdrawal of the General Partner	93
Section 11.2	Removal of the General Partner	94
Section 11.3	Interest of Departing Partner and Successor General Partner	95
Section 11.4	Termination of Subordination Period, Conversion of Subordinated Units and Extinguishment of Cumulative Common Unit Arrearages	96
Section 11.5	Withdrawal of Limited Partners	96

ARTICLE XII
DISSOLUTION AND LIQUIDATION

Section 12.1	Dissolution	97
Section 12.2	Continuation of the Business of the Partnership After Dissolution	97
Section 12.3	Liquidator	98
Section 12.4	Liquidation	98
Section 12.5	Cancellation of Certificate of Limited Partnership	99
Section 12.6	Return of Contributions	99
Section 12.7	Waiver of Partition	100
Section 12.8	Capital Account Restoration	100

ARTICLE XIII
AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

Section 13.1	Amendments to be Adopted Solely by the General Partner	100

THIRD AMENDED AND RESTATED AGREEMENT OF LIMITED

PARTNERSHIP OF STONEMOR PARTNERS L.P.

This THIRD AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF STONEMOR PARTNERS L.P., dated as of June 27, 2019 (the “Partnership Agreement”) is entered into by and between StoneMor GP LLC, as the General Partner, and the other Persons that are or become Partners in the Partnership or parties hereto as provided herein.

WHEREAS, the General Partner and the other parties thereto entered into that certain Second Amended and Restated Agreement of Limited Partnership of the Partnership dated as of September 9, 2008, as amended by Amendment No. 1 to Second Amended and Restated Agreement of Limited Partnership of the Partnership dated as of November 3, 2017 (as amended, the “2008 Agreement”); and

WHEREAS, the General Partner desires to amend and restate the 2008 Agreement in its entirety to provide for a new class of convertible preferred securities and to provide for such other changes as the General Partner has determined are necessary and appropriate in connection with the issuance of such securities and/or do not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect.

NOW, THEREFORE, the General Partner does hereby amend and restate the 2008 Agreement, pursuant to its authority under Section 13.1 of the 2008 Agreement, to provide, in its entirety, as follows:

ARTICLE I

DEFINITIONS

Section 1.1    Definitions.

The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

“2008 Agreement” has the meaning assigned to such term in the Recitals.

“Accretion Test” has the meaning assigned to such term in Section 5.7(d)(ii)(2).

“Acquisition” means any transaction in which any Group Member acquires (through an asset acquisition, merger, stock acquisition or other form of investment) control over all or a portion of the assets, properties or business of another Person for the purpose of increasing the operating capacity of the Partnership Group from the operating capacity of the Partnership Group existing immediately prior to such transaction.

“Additional Book Basis” means the portion of any remaining Carrying Value of an Adjusted Property that is attributable to positive adjustments made to such Carrying Value as a result of Book-Up Events. For purposes of determining the extent that Carrying Value constitutes Additional Book Basis:

(i)        Any negative adjustment made to the Carrying Value of an Adjusted Property as a result of either a Book-Down Event or a Book-Up Event shall first be deemed to offset or decrease that portion of the Carrying Value of such Adjusted Property that is attributable to any prior positive adjustments made thereto pursuant to a Book-Up Event or Book-Down Event.

(ii)        If Carrying Value that constitutes Additional Book Basis is reduced as a result of a Book-Down Event and the Carrying Value of other property is increased as a result of such Book-Down Event, an allocable portion of any such increase in Carrying Value shall be treated as Additional Book Basis; provided that the amount treated as Additional Book Basis pursuant hereto as a result of such Book-Down Event shall not exceed the amount by which the Aggregate Remaining Net Positive Adjustments after such Book-Down Event exceeds the remaining Additional Book Basis attributable to all of the Partnership’s Adjusted Property after such Book-Down Event (determined without regard to the application of this clause (ii) to such Book-Down Event).

“Additional Book Basis Derivative Items” means any Book Basis Derivative Items that are computed with reference to Additional Book Basis. To the extent that the Additional Book Basis attributable to all of the Partnership’s Adjusted Property as of the beginning of any taxable period exceeds the Aggregate Remaining Net Positive Adjustments as of the beginning of such period (the “Excess Additional Book Basis”), the Additional Book Basis Derivative Items for such period shall be reduced by the amount that bears the same ratio to the amount of Additional Book Basis Derivative Items determined without regard to this sentence as the Excess Additional Book Basis bears to the Additional Book Basis as of the beginning of such period.

“Additional Limited Partner” means a Person admitted to the Partnership as a Limited Partner pursuant to Section 10.4 and who is shown as such on the books and records of the Partnership.

“Adjusted Capital Account” means the Capital Account maintained for each Partner as of the end of each fiscal year of the Partnership, (a) increased by any amounts that such Partner is obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5)) and (b) decreased by (i) the amount of all losses and deductions that, as of the end of such fiscal year, are reasonably expected to be allocated to such Partner in subsequent years under Sections 704(e)(2) and 706(d) of the Code and Treasury Regulation Section 1.751-1(b)(2)(ii), and (ii) the amount of all distributions that, as of the end of such fiscal year, are reasonably expected to be made to such Partner in subsequent years in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Partner’s Capital Account that are reasonably expected to occur during (or prior to) the year in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to Section 6.1(d)(i) or 6.1(d)(ii)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The “Adjusted Capital Account” of a Partner in respect of a General Partner Interest, a Common Unit, a Subordinated Unit or an Incentive Distribution Right or any other Partnership Interest shall be the amount that such Adjusted Capital Account would be if such General Partner Interest, Common Unit, Subordinated Unit, Incentive

Distribution Right or other Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest was first issued.

“Adjusted Operating Surplus” means, with respect to any period, Operating Surplus generated with respect to such period (a) less (i) any net increase in Working Capital Borrowings with respect to such period, but only to the extent that outstanding Working Capital Borrowings exceed $5.0 million as a result of such net increase, (ii) any net decrease in cash reserves for Operating Expenditures with respect to such period not relating to an Operating Expenditure made with respect to such period, (iii) the amount, if any, by which the aggregate principal amount withdrawn from merchandise trusts during such period exceeds the aggregate amount deposited into merchandise trusts with respect to such period, and (b) plus (i) any net decrease in Working Capital Borrowings with respect to such period, but only to the extent that such decrease would reduce outstanding Working Capital Borrowings to an amount not less than $5.0 million, (ii) any net increase in cash reserves for Operating Expenditures with respect to such period required by any debt instrument for the repayment of principal, interest or premium, and (iii) the amount, if any, by which the aggregate amount deposited into merchandise trusts with respect to such period exceeds the aggregate principal amount withdrawn from merchandise trusts with respect to such period; provided, however, that the limitations on the effect of net increases and net decreases in Working Capital Borrowings set forth in the second subclause of each of clauses (a)(i) and (b)(i) above shall be inoperative and of no further effect with respect to any period ending after September 30, 2006. Adjusted Operating Surplus does not include that portion of Operating Surplus included in clauses (a)(i) and (a)(ii) of the definition of Operating Surplus.

“Adjusted Property” means any property the Carrying Value of which has been adjusted pursuant to Section 5.5(d)(i) or 5.5(d)(ii).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with the Person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise. For purposes of this Agreement, no Holder of Series A Preferred Units or Common Units issuable upon conversion of Series A Preferred Units shall be deemed to be an Affiliate of the General Partner.

“Aggregate Remaining Net Positive Adjustments” means, as of the end of any taxable period, the sum of the Remaining Net Positive Adjustments of all the Partners.

“Agreed Allocation” means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of Section 6.1, including, without limitation, a Curative Allocation (if appropriate to the context in which the term “Agreed Allocation” is used).

“Agreed Value” of any Contributed Property means the fair market value of such property or other consideration at the time of contribution as determined by the General Partner. The General Partner shall use such method as it determines to be appropriate to allocate the aggregate Agreed Value of Contributed Properties contributed to the Partnership in a single or integrated transaction among each separate property on a basis proportional to the fair market value of each Contributed Property.

“Agreement” means this Third Amended and Restated Agreement of Limited Partnership of StoneMor Partners L.P., as it may be amended, supplemented or restated from time to time.

“Assignee” means a Non-citizen Assignee or a Person to whom one or more Limited Partner Interests have been transferred in a manner permitted under this Agreement and who has executed and delivered a Transfer Application as required by this Agreement, but who has not been admitted as a Substituted Limited Partner.

“Associate” means, when used to indicate a relationship with any Person, (a) any corporation or organization of which such Person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

“Available Cash” means, with respect to any Quarter ending prior to the Liquidation Date:

(a)        the sum of (i) all cash and cash equivalents of the Partnership Group on hand at the end of such Quarter, and (ii) all additional cash and cash equivalents of the Partnership Group on hand on the date of determination of Available Cash with respect to such Quarter resulting from Working Capital Borrowings made subsequent to the end of such Quarter, less

(b)        the amount of any cash reserves established by the General Partner to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership Group) subsequent to such Quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject or (iii) provide funds for distributions under Section 6.4 or 6.5 in respect of any one or more of the next four Quarters; provided, however, that the General Partner may not establish cash reserves pursuant to (iii) above if the effect of such reserves would be that the Partnership is unable to distribute the Minimum Quarterly Distribution on all Common Units, plus any Cumulative Common Unit Arrearage on all Common Units, with respect to such Quarter; and, provided further, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the General Partner so determines.

Notwithstanding the foregoing, “Available Cash” shall not include cash and other investments held in merchandise trusts and perpetual care trusts and “Available Cash” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

“Book Basis Derivative Items” means any item of income, deduction, gain or loss included in the determination of Net Income or Net Loss that is computed with reference to the Carrying Value of an Adjusted Property (e.g., depreciation, depletion, or gain or loss with respect to an Adjusted Property).

“Book-Down Event” means an event that triggers a negative adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

“Book-Tax Disparity” means, with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for federal income tax purposes as of such date. A Partner’s share of the Partnership’s Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner’s Capital Account balance as maintained pursuant to Section 5.5 and the hypothetical balance of such Partner’s Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles.

“Book-Up Event” means an event that triggers a positive adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

“Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the Commonwealth of Pennsylvania shall not be regarded as a Business Day.

“C-Corporation Conversion” means the consummation of the transactions contemplated by the Merger and Reorganization Agreement, dated September 27, 2018, by and among the Partnership, the General Partner, StoneMor GP Holdings LLC and Hans Merger Sub, LLC, as may be amended or amended and restated from time to time.

“C-Corp Shares” has the meaning assigned to such term in Section 5.11(b)(vii)(B).

“Capital Account” means the capital account maintained for a Partner pursuant to Section 5.5. The “Capital Account” of a Partner in respect of a General Partner Interest, a Common Unit, a Subordinated Unit, an Incentive Distribution Right or any Partnership Interest shall be the amount that such Capital Account would be if such General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest was first issued.

“Capital Contribution” means any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership.

“Capital Improvement” means any (a) addition or improvement to the capital assets owned by any Group Member or (b) acquisition of existing, or the construction of new, capital assets (including, without limitation, mausoleum crypts, lawn crypts, funeral homes and related assets), in each case if such addition, improvement, acquisition or construction is made to increase the operating capacity of the Partnership Group from the operating capacity of the Partnership Group existing immediately prior to such addition, improvement, acquisition or construction.

“Capital Surplus” has the meaning assigned to such term in Section 6.3(a).

“Carrying Value” means (a) with respect to a Contributed Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, amortization and cost recovery deductions charged to the Partners’ and Assignees’ Capital Accounts in respect of such Contributed Property, and (b) with respect to any other Partnership property, the adjusted basis of such property for federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Sections 5.5(d)(i) and 5.5(d)(ii) and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.

“Cause” means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as a general partner of the Partnership.

“Certificate” means, at the election of the holder of Partnership Securities, either (a) a physical certificate (i) substantially in the form of Exhibit A to this Agreement, (ii) issued in global form in accordance with the rules and regulations of the Depositary or (iii) in such other form as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more Common Units or a certificate in such form as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more other Partnership Securities, or (b) the direct electronic registration of one or more Common Units or other Partnership Securities in the register described in Section 4.5(a) pursuant to a Direct Registration Program operated by a clearing agency registered under Section 17A of the Securities Exchange Act of 1934.

“Certificate of Limited Partnership” means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware as referenced in Section 7.2, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

“CFSI LLC” means CFSI LLC, a Delaware limited liability company, formerly known as Cornerstone Family Services Inc.

“Citizenship Certification” means a properly completed certificate in such form as may be specified by the General Partner by which an Assignee or a Limited Partner certifies that he (and if he is a nominee holding for the account of another Person, that to the best of his knowledge such other Person) is an Eligible Citizen.

“Claim” (as used in Section 7.12(c)) has the meaning assigned to such term in Section 7.12(c).

“Closing Date” means the first date on which Common Units are sold by the Partnership to the Underwriters pursuant to the provisions of the Underwriting Agreement.

“Closing Price” has the meaning assigned to such term in Section 15.1(a).

“Code” means the Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

“Combined Interest” has the meaning assigned to such term in Section 11.3(a).

“Commenced Commercial Service” and “Commencement of Commercial Service” shall mean the date a Capital Improvement is first put into service following completion of construction and testing.

“Commission” means the United States Securities and Exchange Commission.

“Common Unit” means a Partnership Security representing a fractional part of the Partnership Interests of all Limited Partners and Assignees, and having the rights and obligations specified with respect to Common Units in this Agreement. The term “Common Unit” does not refer to any Subordinated Unit or Series A Preferred Unit prior to its conversion into a Common Unit pursuant to the terms hereof.

“Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, as to any Quarter within the Subordination Period, the excess, if any, of (a) the Minimum Quarterly Distribution with respect to a Common Unit in respect of such Quarter over (b) the sum of all Available Cash distributed with respect to a Common Unit in respect of such Quarter pursuant to Section 6.4(a)(i).

“Common Units Deemed Outstanding” means, at any given time, the number of Common Units actually outstanding at such time, plus the number of Common Units deemed to be outstanding pursuant to Sections 5.11(b)(iv)(G)(1) and 5.12(b)(iv)(G)(2) hereof regardless of whether the Options or Convertible Securities are actually exercisable at such time, but excluding any Common Units owned or held by or for the account of the Partnership or issuable upon conversion of the Series A Preferred Units.

“Conflicts Committee” means a committee of the Board of Directors of the General Partner composed entirely of two or more directors who are not (a) security holders, officers or employees of the General Partner, (b) officers, directors or employees of any Affiliate of the General Partner or (c) holders of any ownership interest in the Partnership Group other than Common Units and other awards that are granted under the General Partner’s Long-Term Incentive Plan and who also meet the independence standards required of directors who serve on an audit committee of a board of directors established by the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder and by the National Securities Exchange on which the Common Units are listed.

“Contributed Property” means each property or other asset, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership. Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.5(d), such property shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.

“Contribution Agreement” means that certain Contribution, Conveyance and Assumption Agreement, dated as of September 20, 2004, among CFSI LLC, the General Partner, the Partnership and the Operating Company, together with the additional conveyance documents and instruments contemplated or referenced thereunder.

“Conversion Unit” has the meaning assigned to such term in Section 6.1(d)(xiv).

“Cornerstone Family Services LLC” means Cornerstone Family Services LLC, a Delaware limited liability company.

“Cumulative Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, and as of the end of any Quarter, the excess, if any, of (a) the sum resulting from adding together the Common Unit Arrearage as to an Initial Common Unit for each of the Quarters within the Subordination Period ending on or before the last day of such Quarter over (b) the sum of any distributions theretofore made pursuant to Section 6.4(a)(ii) and the second sentence of Section 6.5 with respect to an Initial Common Unit (including any distributions to be made in respect of the last of such Quarters).

“Curative Allocation” means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(d)(xii).

“Current Market Price” has the meaning assigned to such term in Section 15.1(a).

“Delaware Act” means the Delaware Revised Uniform Limited Partnership Act, 6 Del. C. Section 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

“Departing Partner” means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section 11.1 or 11.2.

“Depositary” means, with respect to any Units issued in global form, The Depository Trust Company and its successors and permitted assigns.

“Economic Risk of Loss” has the meaning set forth in Treasury Regulation Section 1.752-2(a).

“Eligible Citizen” means a Person qualified to own interests in real property in jurisdictions in which any Group Member does business or proposes to do business from time to time, and whose status as a Limited Partner or Assignee does not or would not subject such Group Member to a significant risk of cancellation or forfeiture of any of its properties or any interest therein.

“Estimated Incremental Quarterly Tax Amount” has the meaning assigned to such term in Section 6.9.

“Event of Withdrawal” has the meaning assigned to such term in Section 11.1(a).

“Excess Additional Book Basis” has the meaning assigned to such term in the definition of “Additional Book Basis Derivative Items”.

“Final Subordinated Units” has the meaning assigned to such term in Section 6.1(d)(x)(B).

“First Liquidation Target Amount” has the meaning assigned to such term in Section 6.1(c)(i)(E).

“First Target Distribution” means $0.5125 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 2004, it means the product of $0.5125 multiplied by a fraction of which the numerator is the number of days in such period, and of which the denominator is 92), subject to adjustment in accordance with Sections 6.6 and 6.9.

“Fully Diluted Basis” means, when calculating the number of Outstanding Units for any period, a basis that includes, in addition to Outstanding Units, all Partnership Securities and options, rights, warrants and appreciation rights relating to an equity interest in the Partnership (a) that are convertible into or exercisable or exchangeable for Units that are senior to or pari passu with the Subordinated Units, (b) whose conversion, exercise or exchange price is less than the Current Market Price on the date of such calculation, (c) that may be converted into or exercised or exchanged for such Units prior to or during the Quarter immediately following the end of the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange and (d) that were not converted into or exercised or exchanged for such Units during the period for which the calculation is being made; provided, however, that for purposes of determining the number of Outstanding Units on a Fully Diluted Basis when calculating whether the Subordination Period has ended or Subordinated Units are entitled to convert into Common Units pursuant to Section 5.8, such Partnership Securities, options, rights, warrants and appreciation rights shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; provided, further, that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (i) the number of Units issuable upon such conversion, exercise or exchange and (ii) the number of Units that such consideration would purchase at the Current Market Price.

“General Partner” means StoneMor GP LLC, a Delaware limited liability company, and its successors and permitted assigns as general partner of the Partnership.

“General Partner Interest” means the ownership interest of the General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it), which may be evidenced by Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement.

“Group” means a Person that with or through any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons) or disposing of any Partnership Securities with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Securities.

“Group Member” means a member of the Partnership Group.

“Group Member Agreement” means the partnership agreement of any Group Member, other than the Partnership, that is a limited or general partnership, the limited liability company agreement of any Group Member that is a limited liability company, the certificate of incorporation and bylaws or similar organizational documents of any Group Member that is a corporation, the joint venture agreement or similar governing document of any Group Member that is a joint venture and the governing or organizational or similar documents of any other Group Member that is a Person other than a limited or general partnership, limited liability company, corporation or joint venture, as such may be amended, supplemented or restated from time to time.

“Holder” as used in Section 7.12 has the meaning assigned to such term in Section 7.12(a).

“Incentive Distribution Right” means a non-voting Limited Partner Interest issued to the General Partner in connection with the transfer of all of its membership interests in the Operating Company to the Partnership pursuant to the Contribution Agreement, which Partnership Interest will confer upon the holder thereof only the rights and obligations specifically provided in this Agreement with respect to Incentive Distribution Rights (and no other rights otherwise available to or other obligations of a holder of a Partnership Interest). Notwithstanding anything in this Agreement to the contrary, the holder of an Incentive Distribution Right shall not be entitled to vote such Incentive Distribution Right on any Partnership matter except as may otherwise be required by law.

“Incentive Distributions” means any amount of cash distributed to the holders of the Incentive Distribution Rights pursuant to Sections 6.4(a)(v), (vi) and (vii) and 6.4(b)(iii), (iv) and (v).

“Indemnified Persons” has the meaning assigned to such term in Section 7.12(c).

“Indemnitee” means (a) the General Partner, (b) any Departing Partner, (c) any Person who is or was an Affiliate of the General Partner or any Departing Partner, (d) any Person who is or was a member, partner, officer, director, fiduciary or trustee of any Group Member, the General Partner or any Departing Partner or any Affiliate of any Group Member, the General Partner or any Departing Partner, (e) any Person who is or was serving at the request of the General Partner or any Departing Partner or any Affiliate of the General Partner or any Departing Partner as an officer, director, member, partner, fiduciary or trustee of another Person; provided, that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services; and (f) any Person the General Partner designates as an “Indemnitee” for purposes of this Agreement.

“Initial Common Units” means the Common Units sold in the Initial Offering.

“Initial Limited Partners” means the General Partner (with respect to the Common Units, Subordinated Units and Incentive Distribution Rights received by it pursuant to Section 5.2) and the Underwriters, in each case upon being admitted to the Partnership in accordance with Section 10.1.

“Initial Offering” means the initial offering and sale of Common Units to the public, as described in the Registration Statement.

“Initial Unit Price” means (a) with respect to the Common Units and the Subordinated Units, the initial public offering price per Common Unit at which the Underwriters offered the Common Units to the public for sale as set forth on the cover page of the prospectus included as part of the Registration Statement and first issued at or after the time the Registration Statement first became effective or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially sold by the Partnership, as determined by the General Partner, in each case adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Units.

“Interim Capital Transactions” means the following transactions if they occur prior to the Liquidation Date: (a) borrowings, refinancings or refundings of indebtedness (other than Working Capital Borrowings and other than for items purchased on open account in the ordinary course of business) by any Group Member and sales of debt securities of any Group Member; (b) sales of equity interests of any Group Member (including the Common Units sold to the Underwriters pursuant to the exercise of the Over-Allotment Option); and (c) sales or other voluntary or involuntary dispositions of any assets of any Group Member other than (i) sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, (ii) sales or other dispositions of excess cemetery property in an aggregate amount not to exceed $1.0 million in the four-Quarter period ending with the Quarter in which such sale or disposition occurs, and (iii) sales or other dispositions of assets as part of normal retirements or replacements; provided, however, that, beginning with the Quarter ending September 30, 2008, the amount in clause (c)(ii) shall equal $1.0 million multiplied by a fraction (x) the numerator of which shall be the number of cemeteries and funeral homes owned by the Partnership Group (or managed under long term management contracts and consolidated, at the time the calculation is made, on the books of the Partnership Group) on the last day of the Quarter in which such sale or disposition occurs and (y) the denominator of which shall be 139; and provided, further, that the amount in clause (c)(ii), as adjusted pursuant to the immediately preceding proviso, shall exclude the proceeds from any sales or other dispositions that occurred in the first three Quarters of such four-Quarter period, to the extent that the amount of such proceeds exceeded the amount in clause (c)(ii), as adjusted, applicable in respect of such Quarters (i.e. to the extent proceeds constituted Interim Capital Transactions when calculated for a particular Quarter, such amount shall not be counted toward the cap for subsequent Quarters).

“Issue Price” means the price at which a Unit is purchased from the Partnership, after taking into account any sales commission or underwriting discount charged to the Partnership.

“Limited Partner” means, unless the context otherwise requires, (a) the Organizational Limited Partner prior to its withdrawal from the Partnership, each Initial Limited Partner, each Substituted Limited Partner, each Additional Limited Partner and any Departing Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3 or (b) solely for purposes of Articles V, VI, VII and IX, each Assignee; provided, however, that when the term

“Limited Partner” is used herein in the context of any vote or other approval, including without limitation Articles XIII and XIV, such term shall not, solely for such purpose, include any holder of an Incentive Distribution Right except as may otherwise be required by law.

“Limited Partner Interest” means the ownership interest of a Limited Partner or Assignee in the Partnership, which may be evidenced by Series A Preferred Units, Common Units, Subordinated Units, Incentive Distribution Rights or other Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner or Assignee is entitled as provided in this Agreement, together with all obligations of such Limited Partner or Assignee to comply with the terms and provisions of this Agreement; provided, however, that when the term “Limited Partner Interest” is used herein in the context of any vote or other approval, including without limitation Articles XIII and XIV, such term shall not, solely for such purpose, include any Incentive Distribution Right except as may otherwise be required by law.

“Liquidation Date” means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to continue the business of the Partnership has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

“Liquidator” means one or more Persons selected by the General Partner to perform the functions described in Section 12.4 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

“McCown De Leeuw” means, collectively, McCown De Leeuw & Co. IV, L.P., a California limited partnership, McCown De Leeuw & Co. IV Associates, L.P., a California limited partnership, Delta Fund LLC, a California limited liability company, and MDC Management Company IV, LLC, Inc., a California limited liability company.

“Merger Agreement” has the meaning assigned to such term in Section 14.1.

“Minimum Quarterly Distribution” means $0.4625 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 2004, it means the product of $0.4625 multiplied by a fraction of which the numerator is the number of days in such period and of which the denominator is 92), subject to adjustment in accordance with Sections 6.6 and 6.9.

“National Securities Exchange” means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time, and any successor to such statute, or the Nasdaq National Market or any successor thereto.

“Net Agreed Value” means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed, and (b) in the case of any property distributed to a Partner or Assignee by the Partnership, the Partnership’s Carrying Value

of such property (as adjusted pursuant to Section 5.5(d)(ii)) at the time such property is distributed, reduced by any indebtedness either assumed by such Partner or Assignee upon such distribution or to which such property is subject at the time of distribution, in either case, as determined under Section 752 of the Code.

“Net Income” means, for any taxable year, the excess, if any, of the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided that the determination of the items that have been specially allocated under Section 6.1(d) shall be made as if Section 6.1(d)(xiv) were not in this Agreement.

“Net Loss” means, for any taxable year, the excess, if any, of the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided that the determination of the items that have been specially allocated under Section 6.1(d) shall be made as if Section 6.1(d)(xiv) were not in this Agreement.

“Net Positive Adjustments” means, with respect to any Partner, the excess, if any, of the total positive adjustments over the total negative adjustments made to the Capital Account of such Partner pursuant to Book-Up Events and Book-Down Events.

“Net Termination Gain” means, for any taxable year, the sum, if positive, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Gain shall be determined in accordance with Section 5.5(a) and shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

“Net Termination Loss” means, for any taxable year, the sum, if negative, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Loss shall be determined in accordance with Section 5.5(a) and shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

“Non-citizen Assignee” means a Person whom the General Partner has determined does not constitute an Eligible Citizen and as to whose Partnership Interest the General Partner has become the Substituted Limited Partner, pursuant to Section 4.9.

“Noncompensatory Option” has the meaning set forth in Treasury Regulation Section 1.721-2(f).

“Nonrecourse Built-in Gain” means with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Sections 6.2(b)(i)(A), 6.2(b)(ii)(A) and 6.2(b)(iii) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

“Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including, without limitation, any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

“Nonrecourse Liability” has the meaning set forth in Treasury Regulation Section 1.752-1(a)(2).

“Notice of Election to Purchase” has the meaning assigned to such term in Section 15.1(b).

“Omnibus Agreement” means that certain Omnibus Agreement, dated as of the Closing Date, among McCown De Leeuw, CFSI LLC, the Partnership, the General Partner and the Operating Company.

“One Year Test Period” has the meaning assigned to such term in Section 5.7(c).

“Operating Company” means StoneMor Operating LLC, a Delaware limited liability company, and any successors thereto.

“Operating Company Agreement” means the First Amended and Restated Operating Agreement of the Operating Company, as it may be amended, supplemented or restated from time to time.

“Operating Expenditures” means all Partnership Group cash expenditures, including, but not limited to, taxes, reimbursements of the General Partner, repayment of Working Capital Borrowings, debt service payments, capital expenditures and deposits into merchandise trusts and perpetual care trusts, subject to the following:

(a)        payments (including prepayments) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures; and

(b)        Operating Expenditures shall not include (i) cash expenditures made for Acquisitions or for Capital Improvements, including, without limitation, all cash expenditures, whether or not expensed or capitalized for accounting or tax purposes, incurred during the first four years following an Acquisition in order to bring the operating capacity of the Acquisition to the level of operating capacity expected to be achieved in the projections forming the basis on which the Board of Directors of the General Partner approved the Acquisition, (ii) payment of transaction expenses relating to Interim Capital Transactions or (iii) distributions to Partners. Where cash expenditures are made in part for Acquisitions or for Capital Improvements and in part for other purposes, the General

Partner, with the concurrence of the Conflicts Committee, shall determine the allocation between the amounts paid for each and, with respect to the part of such cash expenditures made for other purposes, the period over which the cash expenditures made for other purposes will be deducted as an Operating Expenditure in calculating Operating Surplus.

“Operating Surplus” means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,

(a)        the sum of (i) $5.0 million, (ii) all cash and cash equivalents of the Partnership Group on hand as of the close of business on the Closing Date, (iii) all cash receipts of the Partnership Group for the period beginning on the Closing Date and ending on the last day of such period, including, without limitation, withdrawals from merchandise trusts and perpetual care trusts, but excluding cash receipts from Interim Capital Transactions (except to the extent specified in Section 6.5) and (iv) all cash receipts of the Partnership Group after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from Working Capital Borrowings, less

(b)        the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending on the last day of such period and (ii) the amount of cash reserves established by the General Partner to provide funds for future Operating Expenditures; provided, however, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the General Partner so determines.

Notwithstanding the foregoing, “Operating Surplus” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

“Opinion of Counsel” means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner.

“Option Closing Date” means the date or dates on which any Common Units are sold by the Partnership to the Underwriters upon exercise of the Over-Allotment Option.

“Option Value” means the value of an Option based on the Black and Scholes Option Pricing model obtained from the “OV” function on Bloomberg determined as of (A) the Trading Day prior to the public announcement of the applicable Option if the issuance of such Option is publicly announced or (B) the Trading Day immediately following the issuance of the applicable Option if the issuance of such Option is not publicly announced, for pricing purposes and reflecting (i) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of the applicable Option as of the applicable date of determination, (ii) an expected volatility equal to the greater of 100% and the 100 day volatility obtained from the HVT function on Bloomberg as of the day immediately following the public announcement of (A) the Trading Day immediately following the public announcement of the applicable Option if the issuance of such Option is publicly announced or (B) the Trading Day immediately following the issuance of the applicable Option if the issuance of such Option is not publicly announced, the underlying price per share used in such calculation shall be the highest Current Market Price during the period beginning on the day prior to the execution of definitive documentation relating to the issuance of the applicable Option and the public announcement of such issuance, (iv) a zero cost of borrow and (v) a 360 day annualization factor.

“Options” means any rights, warrants or options to subscribe for or purchase Common Units or Convertible Securities.

“Organizational Limited Partner” means Cornerstone Family Services LLC, in its capacity as the organizational limited partner of the Partnership.

“Outstanding” means, with respect to Partnership Securities, all Partnership Securities that are issued by the Partnership and reflected as outstanding on the Partnership’s books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of any Outstanding Partnership Securities of any class then Outstanding, all Partnership Securities owned by such Person or Group shall not be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Common Units so owned shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Common Units shall not, however, be treated as a separate class of Partnership Securities for purposes of this Agreement); provided, further, that the foregoing limitation shall not apply (i) to any Person or Group who acquired 20% or more of any Outstanding Partnership Securities of any class then Outstanding directly from the General Partner or its Affiliates, (ii) to any Person or Group who acquired 20% or more of any Outstanding Partnership Securities of any class then Outstanding directly or indirectly from a Person or Group described in clause (i) provided that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply, (iii) to any Person or Group who acquired 20% or more of any Partnership Securities issued by the Partnership with the prior approval of the board of directors of the General Partner, (iv) to the Holders of Series A Preferred Units with respect to their ownership (beneficial or record) of the Series A Preferred Units or Common Units issued upon conversion of such Series A Preferred Units or (v) any Series A Preferred Unitholder in connection with any vote, consent or approval of the Series A Preferred Unitholders as a separate class.

“Over-Allotment Option” means the over-allotment option granted to the Underwriters by the Partnership pursuant to the Underwriting Agreement.

“Parity Units” means Common Units and all other Units of any other class or series that have the right (i) to receive distributions of Available Cash from Operating Surplus pursuant to each of subclauses (a)(i) and (a)(ii) of Section 6.4 in the same order of priority with respect to the participation of Common Units in such distributions or (ii) to participate in allocations of Net Termination Gain pursuant to Section 6.1(c)(i)(A) in the same order of priority with the Common Units, in each case regardless of whether the amounts or value so distributed or allocated on each Parity Unit equals the amount or value so distributed or allocated on each Common Unit. Units whose participation in such (iii) distributions of Available Cash from Operating Surplus and (iv) allocations of Net Termination Gain are subordinate in order of priority to such distributions and allocations on Common Units shall not constitute Parity Units even if such Units are convertible under certain circumstances into Common Units or Parity Units.

“Partner Nonrecourse Debt” has the meaning set forth in Treasury Regulation Section 1.704-2(b)(4).

“Partner Nonrecourse Debt Minimum Gain” has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).

“Partner Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including, without limitation, any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Partner Nonrecourse Debt.

“Partners” means the General Partner and the Limited Partners.

“Partnership” means StoneMor Partners L.P., a Delaware limited partnership, and any successors thereto.

“Partnership Agreement” has the meaning assigned to such term in the Recitals.

“Partnership Group” means the Partnership and its Subsidiaries, treated as a single consolidated entity.

“Partnership Interest” means an interest in the Partnership, which shall include the General Partner Interest and Limited Partner Interests.

“Partnership Minimum Gain” means that amount determined in accordance with the principles of Treasury Regulation Section 1.704-2(d).

“Partnership Security” means any class or series of equity interest in the Partnership (but excluding any options, rights, warrants and appreciation rights relating to an equity interest in the Partnership), including without limitation, Common Units, Subordinated Units and Incentive Distribution Rights.

“Per Unit Capital Amount” means, as of any date of determination, the Capital Account, stated on a per Unit basis, underlying any Unit held by a Person other than the General Partner or any Affiliate of the General Partner who holds Units.

“Percentage Interest” means, as of any date of determination (a) as to the General Partner, the amount of its aggregate Capital Contributions to the Partnership divided by the aggregate Capital Contributions made to the Partnership by all Partners, (b) as to any Unitholder or Assignee holding Units (excluding Series A Preferred Units), the product obtained by multiplying (i) 100% less the percentage applicable to clauses (a) and (c) by (ii) the quotient obtained by dividing (A) the number of Units (excluding Series A Preferred Units) held by such Unitholder or Assignee by (B) the total number of all Outstanding Units (excluding Series A Preferred Units), and (c) as to the holders of other Partnership Securities issued by the Partnership in accordance with Section 5.6, the percentage established as a part of such issuance. The Percentage Interest with respect to an Incentive Distribution Right and a Series A Preferred Unit shall at all times be zero.

“Person” means an individual or a corporation, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

“Pro Rata” means (a) when modifying Units or any class thereof, apportioned equally among all designated Units in accordance with their relative Percentage Interests, (b) when modifying Partners and Assignees, apportioned among all Partners and Assignees in accordance with their relative Percentage Interests, (c) when modifying holders of Incentive Distribution Rights, apportioned equally among all holders of Incentive Distribution Rights in accordance with the relative number or percentage of Incentive Distribution Rights held by each such holder and (d) when modifying Series A Preferred Unitholders, apportioned among all Series A Preferred Unitholders in accordance with the relative number or percentage of Series A Preferred Units held by each such Series A Preferred Unitholder.

“Purchase Date” means the date determined by the General Partner as the date for purchase of all Outstanding Units of a certain class (other than Units owned by the General Partner and its Affiliates) pursuant to Article XV.

“Quarter” means, unless the context requires otherwise, a fiscal quarter, or, with respect to the first fiscal quarter after the Closing Date, the portion of such fiscal quarter after the Closing Date, of the Partnership.

“Recapture Income” means any gain recognized by the Partnership (computed without regard to any adjustment required by Section 734 or Section 743 of the Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

“Record Date” means the date established by the General Partner for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

“Record Holder” means the Person in whose name a Common Unit is registered on the books of the Transfer Agent as of the opening of business on a particular Business Day, or with respect to other Partnership Securities, the Person in whose name any such other Partnership Security is registered on the books that the General Partner has caused to be kept as of the opening of business on such Business Day.

“Redeemable Interests” means any Partnership Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to Section 4.10.

“Registration Statement” means the Registration Statement on Form S-1 (Registration No. 333-114354) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Offering.

“Remaining Basket Amount” has the meaning assigned to such term in Section 5.7(d).

“Remaining Net Positive Adjustments” means as of the end of any taxable period, (i) with respect to the Unitholders holding Common Units or Subordinated Units, the excess of (a) the Net Positive Adjustments of the Unitholders holding Common Units or Subordinated Units as of the end of such period over (b) the sum of those Partners’ Share of Additional Book Basis Derivative Items for each prior taxable period, (ii) with respect to the General Partner (as holder of the General Partner Interest), the excess of (a) the Net Positive Adjustments of the General Partner as of the end of such period over (b) the sum of the General Partner’s Share of Additional Book Basis Derivative Items with respect to the General Partner Interest for each prior taxable period, and (iii) with respect to the holders of Incentive Distribution Rights, the excess of (a) the Net Positive Adjustments of the holders of Incentive Distribution Rights as of the end of such period over (b) the sum of the Share of Additional Book Basis Derivative Items of the holders of the Incentive Distribution Rights for each prior taxable period.

“Required Allocations” means (a) any limitation imposed on any allocation of Net Losses or Net Termination Losses under Section 6.1(b) or 6.1(c)(ii) and (b) any allocation of an item of income, gain, loss or deduction pursuant to Section 6.1(d)(i), 6.1(d)(ii), 6.1(d)(iv), 6.1(d)(vii) or 6.1(d)(ix).

“Residual Gain” or “Residual Loss” means any item of gain or loss, as the case may be, of the Partnership recognized for federal income tax purposes resulting from a sale, exchange or other disposition of a Contributed Property or Adjusted Property, to the extent such item of gain or loss is not allocated pursuant to Section 6.2(b)(i)(A) or 6.2(b)(ii)(A), respectively, to eliminate Book-Tax Disparities.

“Restricted Business” has the meaning assigned to such term in the Omnibus Agreement.

“Retained Converted Subordinated Unit” has the meaning assigned to such term in Section 5.5(c).

“Rights Offering” has the meaning assigned to such term in Section 5.11(b)(vi).

“Second Liquidation Target Amount” has the meaning assigned to such term in Section 6.1(c)(i)(F).

“Second Target Distribution” means $0.5875 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 2004, it means the product of $0.5875 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is 92), subject to adjustment in accordance with Sections 6.6 and 6.9.

“Securities Act” means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

“Series A Conversion Notice” has the meaning assigned to such term in Section 5.11(b)(vii)(A).

“Series A Conversion Rate” means a number of Common Units or C-Corp Shares issuable upon the conversion of each Series A Preferred Unit pursuant to Section 5.11(b)(vii)(A) or Section 5.11(b)(vii)(B), which shall be 1.0 unless and until such rate is adjusted in accordance with Section 5.12(b)(iv)(E) or (F).

“Series A Issuance Date” means June 27, 2019.

“Series A Issue Price” means $1.1040 per Series A Preferred Unit.

“Series A Liquidation Preference” means $1.20 per Series A Preferred Unit.

“Series A Parity Securities” means any class or series of Partnership Interests that, with respect to distributions on such Partnership Interests or distributions upon liquidation of the Partnership, ranks pari passu with (but not senior to) the Series A Preferred Units, but excluding the General Partner Interest.

“Series A Preferred Unitholder” means a Record Holder of Series A Preferred Units.

“Series A Preferred Units” has the meaning assigned to such term in Section 5.11(a).

“Series A Purchase Agreement” means the Series A Preferred Unit Purchase Agreement, dated as of June 27, 2019, by and among the Partnership and the Series A Purchasers, as may be amended from time to time.

“Series A Purchasers” means those Persons set forth on Schedule A to the Series A Purchase Agreement.

“Series A Required Voting Percentage” means 60% or more of the outstanding Series A Preferred Units voting separately as a class.

“Series A Senior Securities” means any class or series of Partnership Interests that, with respect to distributions on such Partnership Interests or distributions upon liquidation of the Partnership, ranks senior to the Series A Preferred Units, but excluding the General Partner Interest.

“Share of Additional Book Basis Derivative Items” means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (i) with respect to the Unitholders holding Common Units or Subordinated Units, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders’ Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time, (ii) with respect to the General Partner (as holder of the General Partner Interest), the amount that bears the same ratio to such additional Book Basis Derivative Items as the General Partner’s Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustment as of that time, and (iii) with respect to the Partners holding Incentive Distribution Rights, the amount that bears the same ratio to such

Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the Partners holding the Incentive Distribution Rights as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time.

“Special Approval” means approval by a majority of the members of the Conflicts Committee.

“Subordinated Unit” means a Unit representing a fractional part of the Partnership Interests of all Limited Partners and Assignees and having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term “Subordinated Unit” as used herein does not include a Common Unit or Parity Unit. A Subordinated Unit that is convertible into a Common Unit or a Parity Unit shall not constitute a Common Unit or Parity Unit until such conversion occurs.

“Subordination Period” means the period commencing on the Closing Date and ending on the first to occur of the following dates:

(a)        the first day of any Quarter beginning after September 30, 2009 in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units during such periods and (B) the Adjusted Operating Surplus for each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis, plus the related distribution on the General Partner Interest, with respect to such periods and (ii) there are no Cumulative Common Unit Arrearages; and

(b)        the date on which the General Partner is removed as general partner of the Partnership upon the requisite vote by holders of Outstanding Units under circumstances where Cause does not exist and Units held by the General Partner and its Affiliates are not voted in favor of such removal.

“Subsidiary” means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person, or a combination thereof, or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

“Substituted Limited Partner” means a Person who is admitted as a Limited Partner to the Partnership pursuant to Section 10.2 in place of and with all the rights of a Limited Partner and who is shown as a Limited Partner on the books and records of the Partnership.

“Surviving Business Entity” has the meaning assigned to such term in Section 14.2(b).

“Third Liquidation Target Amount” has the meaning assigned to such term in Section 6.1(c)(i)(G).

“Third Target Distribution” means $0.7125 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 2004, it means the product of $0.7125 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is 92), subject to adjustment in accordance with Sections 6.6 and 6.9.

“Trading Day” has the meaning assigned to such term in Section 15.1(a).

“Transfer” has the meaning assigned to such term in Section 4.4(a).

“Transfer Agent” means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as shall be appointed from time to time by the Partnership to act as registrar and transfer agent for the Common Units; provided that if no Transfer Agent is specifically designated for any other Partnership Securities, the General Partner shall act in such capacity.

“Transfer Application” means an application and agreement for transfer of Units in the form set forth on the back of a Certificate or in a form substantially to the same effect in a separate instrument.

“Underwriter” means each Person named as an underwriter in the Underwriting Agreement who purchases Common Units pursuant thereto.

“Underwriting Agreement” means that certain Underwriting Agreement, dated September 14, 2004, among the Underwriters, McCown De Leeuw, the General Partner, the Partnership, and the Operating Company, providing for the purchase of Common Units by the Underwriters.

“Unit” means a Partnership Security that is designated as a “Unit” and shall include Series A Preferred Units, Common Units and Subordinated Units but shall not include (i) a General Partner Interest or (ii) Incentive Distribution Rights.

“Unitholders” means the holders of Units.

“Unit Majority” means, (i) during the Subordination Period, at least a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates) and the Outstanding Series A Preferred Units, voting as a single class on an as-converted basis and at least a majority of the Outstanding Subordinated Units voting as a class, (ii) after the end of the Subordination Period, at least a majority of the Outstanding Common Units and the Outstanding Series A Preferred Units, voting as a single class on an as-converted basis.

“Unpaid MQD” has the meaning assigned to such term in Section 6.1(c)(i)(B).

“Unrealized Gain” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.5(d)) over (b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date).

“Unrealized Loss” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.5(d)).

“Unrecovered Capital” means at any time, with respect to a Unit, the Initial Unit Price less the sum of all distributions constituting Capital Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of such Units.

“U.S. GAAP” means United States generally accepted accounting principles consistently applied.

“Withdrawal Opinion of Counsel” has the meaning assigned to such term in Section 11.1(b).

“Working Capital Borrowings” means borrowings used solely for working capital purposes or to pay distributions to Partners made pursuant to a credit facility or other arrangement to the extent all such borrowings are required to be reduced to $5.0 million or less each year (or for the year in which the Initial Offering is consummated, the 12-month period beginning on the Closing Date) for an economically meaningful period of time. Working Capital Borrowings includes any portion of the borrowings described in the immediately preceding sentence that remain outstanding after such borrowings are reduced to $5.0 million or less pursuant to the terms of the applicable credit facility or other arrangement.

Section 1.2    Construction.

Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; and (c) the term “include” or “includes” means includes, without limitation, and “including” means including, without limitation.

ARTICLE II

ORGANIZATION

Section 2.1    Formation.

The General Partner and the Organizational Limited Partner have previously formed the Partnership as a limited partnership pursuant to the provisions of the Delaware Act and hereby amend and restate the 2008 Agreement in its entirety. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act. All Partnership Interests shall constitute personal property of the owner thereof for all purposes and a Partner has no interest in specific Partnership property.

Section 2.2    Name.

The name of the Partnership shall be “StoneMor Partners L.P.” The Partnership’s business may be conducted under any other name or names, as determined by the General Partner, including the name of the General Partner. The words “Limited Partnership,” “L.P.,” “Ltd.” or similar words or letters shall be included in the Partnership’s name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

Section 2.3    Registered Office; Registered Agent; Principal Office; Other Offices.

Unless and until changed by the General Partner, the registered office of the Partnership in the State of Delaware shall be located at 1209 Orange Street, Wilmington, Delaware 19801, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be The Corporation Trust Company. The principal office of the Partnership shall be located at 155 Rittenhouse Circle, Bristol, Pennsylvania 19007 or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner shall determine. The address of the General Partner shall be 155 Rittenhouse Circle, Bristol, Pennsylvania 19007 or such other place as the General Partner may from time to time designate by notice to the Limited Partners.

Section 2.4    Purpose and Business.

The purpose and nature of the business to be conducted by the Partnership shall be to (a) engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the General Partner and that lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity and (b) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member; provided, however, that the General Partner shall not cause the Partnership to engage, directly or indirectly, in any business activity that the

General Partner determines would cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes. The General Partner shall have no duty or obligation to propose or approve, and may decline to propose or approve, the conduct by the Partnership of any business free of any fiduciary duty or obligation whatsoever to the Partnership, any Limited Partner or Assignee and, in declining to so propose or approve, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation.

Section 2.5    Powers.

The Partnership shall be empowered to do any and all acts and things necessary or appropriate for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Partnership.

Section 2.6    Power of Attorney.

(a)    Each Limited Partner and each Assignee hereby constitutes and appoints the General Partner and, if a Liquidator shall have been selected pursuant to Section 12.3, the Liquidator (and any successor to the Liquidator by merger, transfer, assignment, election or otherwise) and each of their authorized officers and attorneys-in-fact, as the case may be, with full power of substitution, as his true and lawful agent and attorney-in-fact, with full power and authority in his name, place and stead, to:

(i)        execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (A) all certificates, documents and other instruments (including this Agreement and the Certificate of Limited Partnership and all amendments or restatements hereof or thereof) that the General Partner or the Liquidator determines to be necessary or appropriate to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware and in all other jurisdictions in which the Partnership may conduct business or own property; (B) all certificates, documents and other instruments that the General Partner or the Liquidator determines to be necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement; (C) all certificates, documents and other instruments (including conveyances and a certificate of cancellation) that the General Partner or the Liquidator determines to be necessary or appropriate to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement; (D) all certificates, documents and other instruments relating to the admission, withdrawal, removal or substitution of any Partner pursuant to, or other events described in, Article IV, X, XI or XII; (E) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any class or series of Partnership Securities issued pursuant to Section 5.6; and (F) all certificates, documents and other instruments (including agreements and a certificate of merger) relating to a merger, consolidation or conversion of the Partnership pursuant to Article XIV; and

(ii)        execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments that the General Partner or the Liquidator determines to be necessary or appropriate to (A) make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Partners hereunder or is consistent with the terms of this Agreement or (B) effectuate the terms or intent of this Agreement; provided, that when required by Section 13.3 or any other provision of this Agreement that establishes a percentage of the Limited Partners or of the Limited Partners of any class or series required to take any action, the General Partner and the Liquidator may exercise the power of attorney made in this Section 2.6(a)(ii) only after the necessary vote, consent or approval of the Limited Partners or of the Limited Partners of such class or series, as applicable.

Nothing contained in this Section 2.6(a) shall be construed as authorizing the General Partner to amend this Agreement except in accordance with Article XIII or as may be otherwise expressly provided for in this Agreement.

(b)        The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and, to the maximum extent permitted by law, not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Limited Partner or Assignee and the transfer of all or any portion of such Limited Partner’s or Assignee’s Partnership Interest and shall extend to such Limited Partner’s or Assignee’s heirs, successors, assigns and personal representatives. Each such Limited Partner or Assignee hereby agrees to be bound by any representation made by the General Partner or the Liquidator acting in good faith pursuant to such power of attorney; and each such Limited Partner or Assignee, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the General Partner or the Liquidator taken in good faith under such power of attorney. Each Limited Partner or Assignee shall execute and deliver to the General Partner or the Liquidator, within 15 days after receipt of the request therefor, such further designation, powers of attorney and other instruments as the General Partner or the Liquidator may request in order to effectuate this Agreement and the purposes of the Partnership.

Section 2.7    Term.

The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue in existence until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.

Section 2.8    Title to Partnership Assets.

Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner or Assignee, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees, as the

General Partner may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

ARTICLE III

RIGHTS OF LIMITED PARTNERS

Section 3.1    Limitation of Liability.

The Limited Partners and the Assignees shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

Section 3.2    Management of Business.

No Limited Partner or Assignee, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Partnership’s business, transact any business in the Partnership’s name or have the power to sign documents for or otherwise bind the Partnership. Any action taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, manager, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall not be deemed to be participation in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners or Assignees under this Agreement.

Section 3.3    Outside Activities of the Limited Partners.

Subject to the provisions of Section 7.5 and the Omnibus Agreement, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners or Assignees, any Limited Partner or Assignee shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners or Assignees shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner or Assignee.

Section 3.4    Rights of Limited Partners.

(a)        In addition to other rights provided by this Agreement or by applicable law, and except as limited by Section 3.4(b), each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner’s interest as a Limited Partner in the Partnership, upon reasonable written demand and at such Limited Partner’s own expense:

(i)        to obtain true and full information regarding the status of the business and financial condition of the Partnership;

(ii)        promptly after becoming available, to obtain a copy of the Partnership’s federal, state and local income tax returns for each year;

(iii)        to have furnished to him a current list of the name and last known business, residence or mailing address of each Partner;

(iv)        to have furnished to him a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with copies of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed;

(v)        to obtain true and full information regarding the amount of cash and a description and statement of the Net Agreed Value of any other Capital Contribution by each Partner and that each Partner has agreed to contribute in the future, and the date on which each became a Partner; and

(vi)        to obtain such other information regarding the affairs of the Partnership as is just and reasonable.

(b)        The General Partner may keep confidential from the Limited Partners and Assignees, for such period of time as the General Partner deems reasonable, (i) any information that the General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner in good faith believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this Section 3.4).

ARTICLE IV

CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS; REDEMPTION OF PARTNERSHIP INTERESTS

Section 4.1    Certificates.

Upon the Partnership’s issuance of Common Units or Subordinated Units to any Person, the Partnership shall issue, upon the request of such Person, one or more Certificates in the name of such Person evidencing the number of such Units being so issued. In addition, (a) upon the General Partner’s request, the Partnership shall issue to it one or more Certificates in the name of the General Partner evidencing its interests in the Partnership and (b) upon the request of any Person owning Incentive Distribution Rights or any other Partnership Securities other than Common Units or Subordinated Units, the Partnership shall issue to such Person one or more certificates evidencing such Incentive Distribution Rights or other Partnership Securities other than Common Units or Subordinated Units. In case of Partnership Securities represented by physical certificates, such Certificates shall be executed on behalf of the Partnership by the Chairman of the Board, President or any Executive Vice President, Vice President and the Secretary, or any Assistant Secretary of the General Partner. No Common Unit Certificate shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that if the General Partner elects to issue Common Units in global form, the Common Unit Certificates shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Common Units have been duly registered in accordance with the directions of the Partnership. Subject to the requirements of Section 6.7(b), the Partners holding Certificates evidencing Subordinated Units may exchange such Certificates for Certificates evidencing Common Units on or after the date on which such Subordinated Units are converted into Common Units pursuant to the terms of Section 5.8.

Section 4.2    Mutilated, Destroyed, Lost or Stolen Certificates.

(a)        If any mutilated Certificate is surrendered to the Transfer Agent, the appropriate officers of the General Partner on behalf of the Partnership shall execute, and the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Securities as the Certificate so surrendered.

(b)        The appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and the Transfer Agent shall countersign a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

(i)        makes proof by affidavit, in form and substance satisfactory to the General Partner, that a previously issued Certificate has been lost, destroyed or stolen;

(ii)        requests the issuance of a new Certificate before the General Partner has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

(iii)        if requested by the General Partner, delivers to the General Partner a bond, in form and substance satisfactory to the General Partner, with surety or sureties and with fixed or open penalty as the General Partner may direct, to indemnify the Partnership, the Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

(iv)        satisfies any other reasonable requirements imposed by the General Partner.

If a Limited Partner or Assignee fails to notify the General Partner within a reasonable time after he has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, the Limited Partner or Assignee shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate.

(c)        As a condition to the issuance of any new Certificate under this Section 4.2, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

Section 4.3    Record Holders.

The Partnership shall be entitled to recognize the Record Holder as the Partner or Assignee with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person (a) shall be the Partner or Assignee (as the case may be) of record and beneficially, (b) must execute and deliver a Transfer Application and (c) shall be bound by this Agreement and shall have the rights and obligations of a Partner or Assignee (as the case may be) hereunder and as, and to the extent, provided for herein.

Section 4.4    Transfer Generally.

(a)        The term “transfer,” when used in this Agreement with respect to a Partnership Interest, shall be deemed to refer to a transaction (i) by which the General Partner assigns its General Partner Interest to another Person or by which a holder of Incentive Distribution Rights assigns its Incentive Distribution Rights to another Person, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise or (ii) by which the holder of a Limited Partner Interest, other than an Incentive Distribution Right, assigns such Limited Partner Interest to another Person who is or becomes a Limited Partner or an Assignee, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage.

(b)        No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be null and void.

(c)        Nothing contained in this Agreement shall be construed to prevent a disposition by any stockholder, member or other owner of the General Partner of any or all of the shares of stock, membership interests or other ownership interests in the General Partner.

Section 4.5    Registration and Transfer of Limited Partner Interests.

(a)        The General Partner shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests. The Transfer Agent is hereby appointed registrar and transfer agent for the purpose of registering Common Units and transfers of such Common Units as herein provided. The Partnership shall not recognize transfers of Certificates evidencing Limited Partner Interests unless such transfers are effected in the manner described in this Section 4.5. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions of Section 4.5(b), the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and in the case of Common Units, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.

(b)        Except as otherwise provided in Section 4.9, the General Partner shall not recognize any transfer of Limited Partner Interests until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer and such Certificates are accompanied by a Transfer Application duly executed by the transferee (or the transferee’s attorney-in-fact duly authorized in writing). No charge shall be imposed by the General Partner for such transfer; provided, that as a condition to the issuance of any new Certificate under this Section 4.5, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto.

(c)        Limited Partner Interests may be transferred only in the manner described in this Section 4.5. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement.

(d)        Until admitted as a Substituted Limited Partner pursuant to Section 10.2, the Record Holder of a Limited Partner Interest shall be an Assignee in respect of such Limited Partner Interest. Limited Partners may include custodians, nominees or any other individual or entity in its own or any representative capacity.

(e)        A transferee of a Limited Partner Interest who has completed and delivered a Transfer Application shall be deemed to have (i) requested admission as a Substituted Limited Partner, (ii) agreed to comply with and be bound by and to have executed this Agreement, (iii) represented and warranted that such transferee has the right, power and authority and, if an individual, the capacity to enter into this Agreement, (iv) granted the powers of attorney set forth in this Agreement and (v) given the consents and approvals and made the waivers contained in this Agreement.

(f)        The General Partner and its Affiliates shall have the right at any time to transfer their Subordinated Units and Common Units (whether issued upon conversion of the Subordinated Units or otherwise) to one or more Persons.

Section 4.6    Transfer of the General Partner’s General Partner Interest.

(a)        Subject to Section 4.6(c) below, prior to September 30, 2014, the General Partner shall not transfer all or any part of its General Partner Interest to a Person unless such transfer (i) has been approved by the prior written consent or vote of the holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) or (ii) is of all, but not less than all, of its General Partner Interest to (A) an Affiliate of the General Partner (other than an individual) or (B) another Person (other than an individual) in connection with (i) the merger or consolidation of the General Partner with or into such other Person or (ii) the transfer by the General Partner of all or substantially all of its assets to such other Person.

(b)        Subject to Section 4.6(c) below, on or after September 30, 2014, the General Partner may transfer all or any of its General Partner Interest without Unitholder approval.

(c)        Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability of any Limited Partner or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed) and (iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest of the General Partner as the general partner or managing member, if any, of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.3, be admitted to the Partnership as the General Partner immediately prior to the transfer of the General Partner Interest, and the business of the Partnership shall continue without dissolution.

Section 4.7    Transfer of Incentive Distribution Rights.

Prior to September 30, 2014, a holder of Incentive Distribution Rights may transfer any or all of the Incentive Distribution Rights held by such holder without any consent of the Unitholders to (a) an Affiliate of such holder (other than an individual) or (b) another Person (other than an individual) in connection with (i) the merger or consolidation of such holder of Incentive Distribution Rights with or into such other Person or (ii) the transfer by such holder of all or substantially all of its assets to such other Person. Any other transfer of the Incentive Distribution Rights prior to September 30, 2014 shall require the prior approval of holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates). On or after September 30, 2014, the General Partner or any other holder of Incentive Distribution Rights may transfer any or all of its Incentive Distribution Rights without Unitholder approval. Notwithstanding anything herein to the contrary, no transfer of Incentive Distribution Rights to another Person shall be permitted unless the transferee agrees to be bound by the provisions of this Agreement.

Section 4.8    Restrictions on Transfers.

(a)        Except as provided in Section 4.8(d) below, but notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of the Partnership under the laws of the jurisdiction of its formation, or (iii) cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed).

(b)        The General Partner may impose restrictions on the transfer of Partnership Interests if it receives an Opinion of Counsel that such restrictions are necessary to avoid a significant risk of the Partnership becoming taxable as a corporation or otherwise becoming taxable as an entity for federal income tax purposes. The General Partner may impose such restrictions by amending this Agreement; provided, however, that any amendment that would result in the delisting or suspension of trading of any class of Limited Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then listed must be approved, prior to such amendment being effected, by the holders of at least a majority of the Outstanding Limited Partner Interests of such class.

(c)        The transfer of a Subordinated Unit that has converted into a Common Unit shall be subject to the restrictions imposed by Section 6.7(b).

(d)        Nothing contained in this Article IV, or elsewhere in this Agreement, shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed for trading.

Section 4.9    Citizenship Certificates; Non-Citizen Assignees.

(a)        If any Group Member is or becomes subject to any federal, state or local law or regulation that the General Partner determines would create a substantial risk of cancellation or forfeiture of any property in which the Group Member has an interest based on the nationality, citizenship or other related status of a Limited Partner or Assignee, the General Partner may request any Limited Partner or Assignee to furnish to the General Partner, within 30 days after receipt of such request, an executed Citizenship Certification or such other information concerning his nationality, citizenship or other related status (or, if the Limited Partner or Assignee is a nominee holding for the account of another Person, the nationality, citizenship or other related status of such Person) as the General Partner may request. If a Limited Partner or Assignee fails to furnish to the General Partner within the aforementioned 30-day period such Citizenship Certification or other requested information or if upon receipt of such Citizenship Certification or other requested information the General Partner determines that a Limited Partner or Assignee is not an Eligible Citizen, the Partnership Interests owned by such Limited Partner or Assignee shall be subject to redemption in accordance with the provisions of Section 4.10. In addition, the General Partner may require that the status of any such Partner or Assignee be changed to that of a Non-citizen Assignee and, thereupon, the General Partner shall be substituted for such Non-citizen Assignee as the Limited Partner in respect of the Non-Citizen Assignee’s Limited Partner Interests.

(b)        The General Partner shall, in exercising voting rights in respect of Limited Partner Interests held by it on behalf of Non-citizen Assignees, distribute the votes in the same ratios as the votes of Partners (including without limitation the General Partner) in respect of Limited Partner Interests other than those of Non-citizen Assignees are cast, either for, against or abstaining as to the matter.

(c)        Upon dissolution of the Partnership, a Non-citizen Assignee shall have no right to receive a distribution in kind pursuant to Section 12.4, but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Non-citizen Assignee’s share of any distribution in kind. Such payment and assignment shall be treated for Partnership purposes as a purchase by the Partnership from the Non-citizen Assignee of his Limited Partner Interest (representing his right to receive his share of such distribution in kind).

(d)        At any time after he can and does certify that he has become an Eligible Citizen, a Non-citizen Assignee may, upon application to the General Partner, request admission as a Substituted Limited Partner with respect to any Limited Partner Interests of such Non-citizen Assignee not redeemed pursuant to Section 4.10, and upon his admission pursuant to Section 10.2, the General Partner shall cease to be deemed to be the Limited Partner in respect of the Non-citizen Assignee’s Limited Partner Interests.

Section 4.10    Redemption of Partnership Interests of Non-citizen Assignees.

(a)        If at any time a Limited Partner or Assignee fails to furnish a Citizenship Certification or other information requested within the 30-day period specified in Section 4.9(a), or, if upon receipt of such Citizenship Certification or other information the General Partner determines, with the advice of counsel, that a Limited Partner or Assignee is not an Eligible Citizen, the Partnership may, unless the Limited Partner or Assignee establishes to the satisfaction of the General Partner that such Limited Partner or Assignee is an Eligible Citizen or has transferred his Partnership Interests to a Person who is an Eligible Citizen and who furnishes a Citizenship Certification to the General Partner prior to the date fixed for redemption as provided below, redeem the Partnership Interest of such Limited Partner or Assignee as follows:

(i)        The General Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Limited Partner or Assignee, at his last address designated on the records of the Partnership or the Transfer Agent, by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon redemption of the Redeemable Interests (or, if later in the case of Redeemable Interests evidenced by Certificates, upon surrender of the Certificate evidencing the Redeemable Interests) and that on and after the date fixed for redemption no further allocations or distributions to which the Limited Partner or Assignee would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

(ii)        The aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Limited Partner Interests of the class to be so redeemed multiplied by the number of Limited Partner Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, as determined by the General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 10% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

(iii)        The Partner or his duly authorized representative shall be entitled to receive the payment for the Redeemable Interests at the place of payment specified in the notice of redemption on the redemption date (or, if later in the case of Redeemable Interests evidenced by Certificates, upon surrender by or on behalf of the Limited Partner or Assignee, at the place specified in the notice of redemption, of the Certificate evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank).

(iv)        After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Limited Partner Interests.

(b)        The provisions of this Section 4.10 shall also be applicable to Limited Partner Interests held by a Limited Partner or Assignee as nominee of a Person determined to be other than an Eligible Citizen.

(c)        Nothing in this Section 4.10 shall prevent the recipient of a notice of redemption from transferring his Limited Partner Interest before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, provided the transferee of such Limited Partner Interest certifies to the satisfaction of the General Partner in a Citizenship Certification delivered in connection with the Transfer Application that he is an Eligible Citizen. If the transferee fails to make such certification, such redemption shall be effected from the transferee on the original redemption date.

ARTICLE V

CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

Section 5.1    Organizational Contributions.

In connection with the formation of the Partnership under the Delaware Act, the General Partner made an initial Capital Contribution to the Partnership in the amount of $20.00, for a 2% General Partner Interest in the Partnership and has been admitted as the General Partner of the Partnership, and the Organizational Limited Partner made an initial Capital Contribution to the Partnership in the amount of $980.00 for a 98% Limited Partner Interest in the Partnership and has been admitted as a Limited Partner of the Partnership. As of the Closing Date, the interest of the Organizational Limited Partner was redeemed as provided in the Contribution Agreement; the initial Capital Contributions of each Partner was thereupon refunded; and the Organizational Limited Partner ceased to be a Limited Partner of the Partnership. Ninety-eight percent of any interest or other profit that may have resulted from the investment or other use of such initial

Capital Contributions was allocated and distributed to the Organizational Limited Partner, and the balance thereof was allocated and distributed to the General Partner.

Section 5.2    Contributions by the General Partner and CFSI LLC.

(a)        On the Closing Date and pursuant to the Contribution Agreement, (i) the General Partner contributed to the Partnership, as a Capital Contribution, all of its membership interests in the Operating Company in exchange for (A) the continuation of its General Partner Interest, subject to all of the rights, privileges and duties of the General Partner under this Agreement and (B) the Incentive Distribution Rights, and (ii) CFSI LLC shall contribute to the Partnership, as a Capital Contribution, all of its membership interests in the Operating Company in exchange for (A) 564,782 Common Units and (B) 4,239,782 Subordinated Units.

(b)        The initial Capital Account of CFSI LLC with respect to the receipt of 4,239,782 Subordinated Units was equal to $27,717,937, which amount is equal to the sum of (i)(A) the Agreed Value, as set forth in the valuation report issued by Deloitte & Touche LLP, of the member interests in the Operating Company contributed to the Partnership by CFSI LLC, (B) the transaction expenses of the Initial Offering and (C) cash reserves after the Initial Offering of $6,900,000, less the sum of (ii)(A) the Capital Account of CFSI LLC with respect to the Common Units received in exchange for the contribution of the membership interests in the Operating Company, (B) the Capital Account of the General Partner, (C) the Capital Account of the Initial Limited Partners, and (D) the outstanding indebtedness of the Partnership Group.

(c)        Upon the issuance of any additional Limited Partner Interests by the Partnership (other than the Common Units issued in the Initial Offering, the Common Units issued pursuant to the Over-Allotment Option and the Common Units and Subordinated Units issued to CFSI LLC pursuant to Section 5.2(a)), the General Partner may make additional Capital Contributions in an amount equal to the product obtained by multiplying (i) the quotient determined by dividing (A) the General Partner’s Percentage Interest by (B) the sum of 100 less the General Partner’s Percentage Interest times (ii) the amount contributed to the Partnership by the Limited Partners in exchange for such additional Limited Partner Interests. Except as set forth in Article XII, the General Partner shall not be obligated to make any additional Capital Contributions to the Partnership.

Section 5.3    Contributions by Initial Limited Partners.

(a)        On the Closing Date and pursuant to the Underwriting Agreement, each Underwriter contributed to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter at the Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership issued Common Units to each Underwriter on whose behalf such Capital Contribution was made in an amount equal to the quotient obtained by dividing (i) the cash contribution to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit.

(b)        Upon the exercise of the Over-Allotment Option and pursuant to the Underwriting Agreement, each Underwriter contributed to the Partnership cash in an amount equal to the Issue

Price per Initial Common Unit, multiplied by the number of Common Units specified in the Underwriting Agreement purchased by such Underwriter at the Option Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership issued Common Units to each Underwriter on whose behalf such Capital Contribution was made in an amount equal to the quotient obtained by dividing (i) the cash contributions to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit. Upon receipt by the Partnership of the Capital Contributions from the Underwriters as provided in this Section 5.3(b), the Partnership shall use 50% of the amount of such cash to redeem from CFSI LLC that number of Common Units held by CFSI LLC equal to the number of Common Units issued to the Underwriters as provided in this Section 5.3(b).

(c)        No Limited Partner Interests were issued or issuable as of or at the Closing Date other than (i) the 3,675,000 Common Units issuable pursuant to Section 5.3(a), (ii) the “Option Units,” as such term is used in the Underwriting Agreement, in an aggregate number up to 551,250 issuable upon exercise of the Over-Allotment Option pursuant to Section 5.3(b), (iii) the 564,782 Common Units and 4,239,782 Subordinated Units issuable to CFSI LLC pursuant to Section 5.2(a), (iv) the Incentive Distribution Rights issuable pursuant to Section 5.2(a) and (v) Common Units issuable in or to satisfy the obligations of the Partnership or any of its Affiliates under the employee benefit plans of the General Partner, the Partnership or any other Group Member.

Section 5.4    Interest and Withdrawal.

No interest shall be paid by the Partnership on Capital Contributions. No Partner or Assignee shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon termination of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner or Assignee shall have priority over any other Partner or Assignee either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners and Assignees agree within the meaning of Section 17-502(b) of the Delaware Act.

Section 5.5    Capital Accounts.

(a)        The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions made to the Partnership with respect to such Partnership Interest and (ii) all items of Partnership income and gain (including, without limitation, income and gain exempt from tax) computed in accordance with Section 5.5(a) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Partnership Interest, and (y) all items of Partnership deduction and loss computed in accordance with Section 5.5(a) and allocated with respect to such Partnership Interest pursuant to Section 6.1. For the avoidance of doubt, each Series A Preferred Unit will be treated as a partnership interest in the Partnership that is “convertible equity” within the meaning of Treasury Regulation Section 1.721-2(g)(3), and, therefore, each holder of a Series A Preferred Unit will be treated as a partner in the Partnership. The initial Capital Account balance in respect of each Series A Preferred Unit shall be the Series A Issue Price, as such amount may be adjusted for any reduction attributable to expenses reimbursable under the Series A Purchase Agreement.

(b)        For purposes of computing the amount of any item of income, gain, loss or deduction which is to be allocated pursuant to Article VI and is to be reflected in the Partners’ Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including, without limitation, any method of depreciation, cost recovery or amortization used for that purpose), provided, that:

(i)        Solely for purposes of this Section 5.5, the Partnership shall be treated as owning directly its proportionate share (as determined by the General Partner based upon the provisions of the applicable Group Member Agreement) of all property owned by any other Group Member that is classified as a partnership for federal income tax purposes.

(ii)        All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.1.

(iii)        Except as otherwise provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m), the computation of all items of income, gain, loss and deduction shall be made without regard to any election under Section 754 of the Code which may be made by the Partnership and, as to those items described in Section 705(a)(1)(B) or 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalized for federal income tax purposes. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

(iv)        Any income, gain or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Partnership’s Carrying Value with respect to such property as of such date.

(v)        In accordance with the requirements of Section 704(b) of the Code, any deductions for depreciation, cost recovery or amortization attributable to any Contributed Property shall be determined as if the adjusted basis of such property on the date it was acquired by the Partnership were equal to the Agreed Value of such property. Upon an adjustment pursuant to Section 5.5(d) to the Carrying Value of any Partnership property subject to depreciation, cost recovery or amortization, any further deductions for such depreciation, cost recovery or amortization attributable to such property shall be determined (A) as if the adjusted basis of such property were equal to the Carrying Value of such property immediately following such adjustment and (B) using a rate of depreciation, cost recovery or amortization derived from the same method and useful life (or, if applicable, the remaining useful life) as is applied for federal income tax purposes; provided, however, that, if the asset has a zero adjusted basis for federal income tax purposes, depreciation, cost recovery or amortization deductions shall be determined using any method that the General Partner may adopt.

(vi)        If the Partnership’s adjusted basis in a depreciable or cost recovery property is reduced for federal income tax purposes pursuant to Section 48(q)(1) or 48(q)(3) of the Code, the amount of such reduction shall, solely for purposes hereof, be deemed to be an additional depreciation or cost recovery deduction in the year such property is placed in service and shall be allocated among the Partners pursuant to Section 6.1. Any restoration of such basis pursuant to Section 48(q)(2) of the Code shall, to the extent possible, be allocated in the same manner to the Partners to whom such deemed deduction was allocated.

(c)        (i) A transferee of a Partnership Interest shall succeed to a Pro Rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred.

(ii)        Subject to Section 6.7(c), immediately prior to the transfer of a Subordinated Unit or of a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.8 by a holder thereof (other than a transfer to an Affiliate unless the General Partner elects to have this Section 5.5(c)(ii) apply), the Capital Account maintained for such Person with respect to its Subordinated Units or converted Subordinated Units will (A) first, be allocated to the Subordinated Units or converted Subordinated Units to be transferred in an amount equal to the product of (x) the number of such Subordinated Units or converted Subordinated Units to be transferred and (y) the Per Unit Capital Amount for a Common Unit, and (B) second, any remaining balance in such Capital Account will be retained by the transferor, regardless of whether it has retained any Subordinated Units or converted Subordinated Units (“Retained Converted Subordinated Units”). Following any such allocation, the transferor’s Capital Account, if any, maintained with respect to the retained Subordinated Units or Retained Converted Subordinated Units, if any, will have a balance equal to the amount allocated under clause (B) hereinabove, and the transferee’s Capital Account established with respect to the transferred Subordinated Units or transferred converted Subordinated Units will have a balance equal to the amount allocated under clause (A) hereinabove.

(d)        (i) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), on an issuance of additional Partnership Interests for cash or Contributed Property, the issuance of Noncompensatory Option, the conversion of the General Partner’s Combined Interest to Common Units pursuant to Section 11.3(b), or the Conversion of Series A Preferred Units to Common Units pursuant to Section 5.11(b), the Capital Account of all Partners and the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property as if such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property immediately prior to such issuance and had been allocated to the Partners at such time pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized during such period would have been allocated; provided, however, that in the event of the issuance of a Partnership Interest pursuant to the exercise of a Noncompensatory Option (which, for purposes hereof, shall include any conversion of Series A Preferred Units to Common Units pursuant to Section 5.11(b)(vii)) where the right to share in Partnership capital represented by such Partnership Interest differs from the consideration paid to acquire and exercise such option, the Carrying Value of each Partnership property immediately after the issuance of such Partnership Interest shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property and the Capital Accounts of the Partners shall be adjusted in a manner consistent with Treasury Regulation Section 1.704-1(b)(2)(iv)(s). In determining such Unrealized Gain or Unrealized Loss, the aggregate cash amount and fair market value of all Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests (or, in the case of a Revaluation Event resulting from the exercise of a Noncompensatory Option (which, for purposes hereof, shall include any conversion of Series A Preferred Unit to Common Units pursuant to Section 5.11(b)(vii)), immediately after the issuance of the Partnership Interest acquired pursuant to the exercise of such Noncompensatory Option) shall be determined by the General Partner using such method of valuation as it may adopt; provided, however, that the General Partner, in arriving at such valuation, must take fully into account the fair market value of the Partnership Interests of all Partners at such time and must make such adjustments to such valuation as required by Treasury Regulation Section 1.704-1(b)(2)(iv)(h)(2). If, after making the allocations of Unrealized Gain and Unrealized Loss as set forth in Section 6.1(d)(xiii), the Capital Account of each Partner with respect to each Conversion Unit received upon such conversion of the Limited Partner Interest is less than the Per Unit Capital Amount for a then Outstanding Initial Common Unit, then, in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(s)(3), Capital Account balances shall be reallocated between the Partners holding Common Units (other than Conversion Units) and Partners holding Conversion Units so as to cause the Capital Account of each Partner holding a Conversion Unit to equal, on a per Unit basis with respect to each such Conversion Unit, the Per Unit Capital Amount for a then Outstanding Initial Common Unit. The General Partner shall allocate such aggregate value among the assets of the Partnership (in such manner as it determines) to arrive at a fair market value for individual properties.

(ii)        In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), immediately prior to any actual or deemed distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Capital Accounts of all Partners and the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized in a sale of such property immediately prior to such distribution for an amount equal to its fair market value, and had been allocated to the Partners, at such time, pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss the aggregate cash amount and fair market value of all Partnership assets (including, without limitation, cash or cash equivalents)

immediately prior to a distribution shall (A) in the case of an actual distribution that is not made pursuant to Section 12.4 or in the case of a deemed distribution, be determined and allocated in the same manner as that provided in Section 5.5(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined and allocated by the Liquidator using such method of valuation as it may adopt.

(iii)        For the avoidance of doubt, the C-Corporation Conversion shall not constitute an event requiring adjustment to Capital Accounts pursuant to Section 5.5(d)(i) or Section 5.5(d)(ii).

Section 5.6    Issuances of Additional Partnership Securities.

(a)        Subject to Section 5.7 and Section 5.11(b)(iv), the Partnership may issue additional Partnership Securities and options, rights, warrants and appreciation rights relating to the Partnership Securities for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the General Partner shall determine, all without the approval of any Limited Partners.

(b)        Each additional Partnership Security authorized to be issued by the Partnership pursuant to Section 5.6(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Securities), as shall be fixed by the General Partner, including (i) the right to share Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may redeem the Partnership Security; (v) whether such Partnership Security is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Security will be issued, evidenced by certificates and assigned or transferred; (vii) the method for determining the Percentage Interest as to such Partnership Security; and (viii) the right, if any, of each such Partnership Security to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Security.

(c)        The General Partner shall take all actions that it determines to be necessary or appropriate in connection with (i) each issuance of Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities pursuant to this Section 5.6, (ii) the conversion of the General Partner Interest or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, (iii) the admission of Additional Limited Partners and (iv) all additional issuances of Partnership Securities. The General Partner shall determine the relative rights, powers and duties of the holders of the Units or other Partnership Securities being so issued. The General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things that it determines to be necessary or appropriate in connection with any future issuance of Partnership Securities or in connection with the conversion of the General Partner Interest or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Securities are listed.

Section 5.7    Limitations on Issuance of Additional Partnership Securities.

Except as otherwise specified in this Section 5.7, the issuance of Partnership Securities pursuant to Section 5.6 shall be subject to the following restrictions and limitations:

(a)        Unless approved by the holders of a Unit Majority, during the Subordination Period, the Partnership shall not issue (and shall not issue any options, rights, warrants or appreciation rights relating to) an aggregate of more than 2,119,891 additional Parity Units. In applying this limitation, there shall be excluded Common Units and other Parity Units issued (i) pursuant to Sections 5.2(a) and 5.3(a), (ii) in accordance with Sections 5.7(c), (d), (e), (f) or (g), (iii) upon conversion of Subordinated Units pursuant to Section 5.8, (iv) upon conversion of the General Partner Interest or any Incentive Distribution Rights pursuant to Section 11.3(b), (v) in order to satisfy the obligations of the Partnership or any of its Affiliates under the employee benefit plans of the General Partner, the Partnership or any other Group Member, (vi) upon a conversion or exchange of Parity Units issued after the date hereof into Common Units or other Parity Units; provided that the total amount of Available Cash required to pay the aggregate Minimum Quarterly Distribution on all Common Units and all Parity Units does not increase as a result of this conversion or exchange and (vii) in the event of a combination or subdivision of Common Units.

(b)        Unless approved by the holders of a Unit Majority, during the Subordination Period the Partnership shall not issue any additional Partnership Securities (or options, rights, warrants or appreciation rights related thereto) (i) that are entitled in any Quarter to receive in respect of the Subordination Period any distribution of Available Cash from Operating Surplus before the Common Units and any Parity Units have received (or amounts have been set aside for payment of) the Minimum Quarterly Distribution and any Cumulative Common Unit Arrearage for such Quarter or (ii) that are entitled to allocations in respect of the Subordination Period of Net Termination Gain before the Common Units and any Parity Units have been allocated Net Termination Gain pursuant to Section 6.1(c)(i)(A).

(c)        Without the prior approval of the Limited Partners, during the Subordination Period the Partnership may issue an unlimited number of Parity Units if such issuance occurs (i) in connection with an Acquisition or Capital Improvement or (ii) within 365 days of, and the net proceeds from such issuance are used to repay debt incurred in connection with, or to replenish cash reserves to the extent drawn down in connection with, an Acquisition or Capital Improvement, in each case where such Acquisition or Capital Improvement involves assets that, if acquired (or in the case of a Capital Improvement, put into commercial service) by the Partnership as of the date that is one year prior to the first day of the Quarter in which such Acquisition was consummated or such Capital Improvement was put into commercial service (“One Year Test Period”), would have resulted, in the General Partner’s determination, in an increase in:

(A)        the amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis (for all Outstanding Units) with respect to the One Year Test Period, on an estimated pro forma basis (as described below), as compared to

(B)        the actual amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis (for all Outstanding Units) with respect to the One Year Test Period, as adjusted as provided below.

The General Partner shall determine the amount in clause (A) above using such assumptions as it believes are reasonable. There shall be excluded from the amount in clause (B) above any Operating Surplus attributable to such Acquisition or Capital Improvement (regardless of whether such Operating Surplus is positive or negative). The number of Units deemed to be Outstanding for the purpose of calculating the amount in clause (B) above shall be the weighted average number of Units Outstanding during the One Year Test Period and shall exclude the Units issued or to be issued in connection with such Acquisition or Capital Improvement or within 365 days of such Acquisition or Capital Improvement where the net proceeds from such issuance are used to repay debt incurred, or to replenish cash reserves to the extent drawn down, in connection with such Acquisition or Capital Improvement. For the purposes of this Section 5.7(c), the term “debt” shall be deemed to include the indebtedness used to extend, refinance, renew, replace or defease debt originally incurred in connection with an Acquisition or Capital Improvement; provided, that, the amount of such indebtedness does not exceed the principal sum of, plus accrued interest on and any prepayment penalty with respect to, the indebtedness so extended, refinanced, renewed, replaced or defeased.

(d)        Without the prior approval of the Limited Partners, during the Subordination Period the Partnership may issue, in connection with Acquisitions that have not been completed or Capital Improvements that have not Commenced Commercial Service, or both, an amount of Parity Units not to exceed the number of Parity Units then available for issuance without Unitholder approval pursuant to Section 5.7(a) (such number of Parity Units then available for issuance, the “Remaining Basket Amount”).

The following shall apply with respect to issuances of Parity Units pursuant to this Section 5.7(d):

(i)        With respect to such issuance, the aggregate number of Parity Units to be issued (including Parity Units to be issued upon the exercise of an underwriters’ over-allotment or other similar option) shall be deemed to have been issued from, and charged against, the Remaining Basket Amount; provided, however, that in considering the Parity Units to be issued upon the exercise of an underwriters’ over-allotment or other similar option, only the number of Parity Units actually issued pursuant to such option on or prior to the expiration of such option will be deemed to have been issued from, and charged against, the Remaining Basket Amount.

(ii)        With respect to Parity Units to be issued (including Parity Units to be issued upon the exercise of an underwriters’ over-allotment or other similar option) in connection with an Acquisition that has not been completed:

(1)        Such Acquisition shall have been specifically identified in the prospectus or prospectus supplement filed, or other offering document used, in connection with the offer and sale of such Parity Units as a proposed

Acquisition for which the net proceeds from the sale of such Parity Units will be used if such Acquisition is completed;

(2)        Upon completion of such Acquisition and application of the net proceeds received from the sale of such Parity Units to finance such Acquisition, the provisions of clause (i) above shall not apply and the Parity Units issued (including Parity Units issued upon the exercise of an underwriters’ over-allotment or other similar option) in connection with such Acquisition shall not be deemed to have been issued from, and charged against, the Remaining Basket Amount; provided, however, that such Acquisition would have resulted, on an estimated pro forma basis, in an increase in the amount of Adjusted Operating Surplus per Unit (such amount shall be calculated as set forth in Section 5.7(c) and such calculation is referred to in this Section 5.7(d) as the “Accretion Test”); and

(3)        The Accretion Test in subclause (2) of this clause (ii) shall be performed immediately following completion of such Acquisition and in accordance with Section 5.7(c).

(iii)        With respect to Parity Units to be issued (including Parity Units to be issued upon the exercise of an underwriters’ over-allotment or other similar option) in connection with a Capital Improvement that has not Commenced Commercial Service:

(1)        Such Capital Improvement shall have been specifically identified in the prospectus or prospectus supplement filed, or other offering document used, in connection with the offer and sale of such Parity Units as a Capital Improvement for which the net proceeds from the sale of such Parity Units will used to finance such Capital Improvement;

(2)        Upon such Capital Improvement having Commenced Commercial Service and provided the net proceeds from the sale of such Parity Units have been used to finance such Capital Improvement, the provisions of clause (i) above shall not apply and the Parity Units issued (including Parity Units issued upon the exercise of an underwriters’ over-allotment or other similar option) in connection with such Capital Improvement shall not be deemed to have been issued from, and charged against, the Remaining Basket Amount; provided, however, that such Capital Improvement meets the Accretion Test; and

(3)        The Accretion Test in subclause (2) of this clause (iii) shall be performed immediately following Commencement of Commercial Service and in accordance with Section 5.7(c).

(e)        Without the prior approval of the Limited Partners, during the Subordination Period the Partnership may issue additional Partnership Securities (or options, rights, warrants or appreciation rights related thereto) (i) that are not entitled in any Quarter during the Subordination Period to receive any distributions of Available Cash from Operating Surplus until after the

Common Units and any Parity Units have received (or amounts have been set aside for payment of) the Minimum Quarterly Distribution and any Cumulative Common Unit Arrearage for such Quarter and (ii) that are not entitled to allocations in respect of the Subordination Period of Net Termination Gain until after the Common Units and Parity Units have been allocated Net Termination Gain pursuant to Section 6.1(c)(i)(A), even if (A) the amount of Available Cash from Operating Surplus to which each such Partnership Security is entitled to receive after the Minimum Quarterly Distribution and any Cumulative Common Unit Arrearage have been paid or set aside for payment on the Common Units exceeds the Minimum Quarterly Distribution or (B) the amount of Net Termination Gain to be allocated to such Partnership Security after Net Termination Gain has been allocated to any Common Units and Parity Units pursuant to Section 6.1(c)(i)(A) exceeds the amount of such Net Termination Gain to be allocated to each Common Unit or Parity Unit.

(f)        Without the prior approval of the Limited Partners, during the Subordination Period the Partnership may issue an unlimited number of Parity Units, if the proceeds from such issuance are used exclusively to repay indebtedness of a Group Member where the aggregate amount of distributions that would have been paid with respect to such newly issued Parity Units, plus the related distributions on the General Partner Interest in respect of the four-Quarter period ending prior to the first day of the Quarter in which the issuance is to be consummated (assuming such newly issued Parity Units had been Outstanding throughout such period and that distributions equal to the distributions that were actually paid on the Outstanding Units during the period were paid on such newly issued Parity Units) would not have exceeded the interest costs actually incurred during such period on the indebtedness that is to be repaid (or, if such indebtedness was not outstanding throughout the entire period, would have been incurred had such indebtedness been outstanding for the entire period). In the event that the Partnership is required to pay a prepayment penalty in connection with the repayment of such indebtedness, for purposes of the foregoing test, the number of Parity Units issued to repay such indebtedness shall be deemed increased by the number of Parity Units that would need to be issued to pay such penalty.

(g)        Without the prior approval of the Limited Partners, during the Subordination Period the Partnership may issue an unlimited number of Parity Units if the net proceeds of such issuance are used to redeem an equal number of Parity Units at a price per unit equal to the net proceeds per unit, before expenses, that the Partnership receives from such issuance.

(h)        No fractional Units shall be issued by the Partnership.

Section 5.8    Conversion of Subordinated Units.

(a)        A total of 25% of the Outstanding Subordinated Units will convert into Common Units on a one-for-one basis on the second Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter ending on or after September 30, 2007, in respect of which:

(i)        distributions under Section 6.4 in respect of all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units

and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units during such periods;

(ii)        the Adjusted Operating Surplus for each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis, plus the related distribution on the General Partner Interest in the Partnership, with respect to such periods; and

(iii)        the Cumulative Common Unit Arrearage on all of the Common Units is zero.

(b)        An additional 25% of the number of Subordinated Units initially issued pursuant to Section 5.2(a), as adjusted pursuant to Section 5.10, will convert into Common Units on a one-for-one basis on the second Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter ending on or after September 30, 2008, in respect of which:

(i)        distributions under Section 6.4 in respect of all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units during such periods;

(ii)        the Adjusted Operating Surplus for each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis, plus the related distribution on the General Partner Interest with respect to such periods; and

(iii)        the Cumulative Common Unit Arrearage on all of the Common Units is zero;

provided, however, that the conversion of Subordinated Units pursuant to this Section 5.8(b) may not occur until at least one year following the end of the last four-Quarter period in respect of which conversion of Subordinated Units pursuant to Section 5.8(a) occurred.

(c)        In the event that less than all of the Outstanding Subordinated Units shall convert into Common Units pursuant to Section 5.8(a) or (b) at a time when there shall be more than one holder of Subordinated Units, then, unless all of the holders of Subordinated Units shall agree to a different allocation, the Subordinated Units that are to be converted into Common Units shall be allocated among the holders of Subordinated Units Pro Rata based on the number of Subordinated Units held by each such holder.

(d)        Any Subordinated Units that are not converted into Common Units pursuant to Section 5.8(a) or (b) shall convert into Common Units on a one-for-one basis on the second Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of the final Quarter of the Subordination Period.

(e)        Notwithstanding any other provision of this Agreement, all the then Outstanding Subordinated Units will automatically convert into Common Units on a one-for-one basis as set forth in, and pursuant to the terms of, Section 11.4.

(f)        A Subordinated Unit that has converted into a Common Unit shall be subject to the provisions of Section 6.7(b).

Section 5.9    Limited Preemptive Right.

Except as provided in this Section 5.9, in Section 5.2 and the Series A Purchase Agreement, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Security, whether unissued, held in the treasury or hereafter created. The General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Securities from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Securities to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Securities.

Section 5.10    Splits and Combinations.

(a)        Subject to Sections 5.10(d), 6.6 and 6.9 (dealing with adjustments of distribution levels), the Partnership may make a Pro Rata distribution of Partnership Securities to all Record Holders or may effect a subdivision or combination of Partnership Securities so long as, after any such event (subject to the effect of Section 5.10(d) and Section 5.11(b)(vii)(E)), each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis (including any Common Unit Arrearage or Cumulative Common Unit Arrearage) or stated as a number of Units (including the number of Subordinated Units that may convert prior to the end of the Subordination Period and the number of additional Parity Units remaining to be issued pursuant to Section 5.7 without a Unitholder vote) are proportionately adjusted.

(b)        Whenever such a distribution, subdivision or combination of Partnership Securities is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Securities to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

(c)        Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates to the Record Holders of Partnership Securities as of the

applicable Record Date representing the new number of Partnership Securities held by such Record Holders, or the General Partner may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Securities Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

(d)        The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of Section 5.7(e) and this Section 5.10(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).

Section 5.11    Establishment of Series A Preferred Units

(a)        General. There is hereby created a class of Units designated as “Series A Preferred Units”, with the designations, preferences and relative, participating, optional or other special rights, powers and duties as set forth in this Section 5.11 and elsewhere in this Agreement.

(b)        Rights of Series A Preferred Units. The Series A Preferred Units shall have the following rights, preferences and privileges and the Series A Preferred Unitholders shall be subject to the following duties and obligations:

(i)        Distributions.

(A)        Notwithstanding anything in this Section 5.11(b)(i) to the contrary, (i) prior to the conversion of any Series A Preferred Unit into a Common Unit, the Record Holder of any Series A Preferred Unit shall be entitled to receive any distribution made to Record Holders of Common Units on an as-converted basis (regardless of whether the Series A Preferred Units are convertible at such time) on the payment date thereof, (ii) with respect to a distribution to be made to Record Holders as of any Record Date following such conversion, the Record Holder as of such Record Date of the Common Units into which such Series A Preferred Unit was converted shall be entitled to receive such distribution in respect of such converted Common Units on the payment date thereof.

(B)        Notwithstanding anything in Article VI to the contrary, the holders of the Incentive Distribution Rights shall not be entitled to receive distributions or allocations of income or gain that correspond or relate to amounts distributed or allocated to Unitholders in respect of Series A Preferred Units.

(ii)        Issuance of the Series A Preferred Units. The Series A Preferred Units shall be issued by the Partnership on the date hereof pursuant to the terms and conditions of the Series A Purchase Agreement.

(iii)        Voting Rights.

(A)        Except as provided in Section 5.11(b)(iii)(B), the Outstanding Series A Preferred Units shall have voting rights that are identical to the voting rights of the Common Units and shall vote with the Common Units as a single class on as-converted basis, so that each Outstanding Series A Preferred Unit will be entitled to one vote for each Common Unit into which such Series A Preferred Unit would be convertible at the then applicable Series A Conversion Rate (regardless of whether the Series A Preferred Units are convertible at such time) on each matter with respect to which each Record Holder of a Common Unit is entitled to vote. Each reference in this Agreement to a vote of Record Holders of Common Units shall be deemed to be a reference to the Record Holders of Common Units and Series A Preferred Units, voting together as a single class on as-converted basis (regardless of whether the Series A Preferred Units are convertible at such time) during any period in which any Series A Preferred Units are Outstanding.

(B)        Except as provided in Section 5.11(b)(iii)(C), notwithstanding any other provision of this Agreement, in addition to all other requirements imposed by Delaware law, and all other voting rights granted under this Agreement, the affirmative vote of the Record Holders of the Series A Required Voting Percentage shall be required for any amendment to this Agreement or the Certificate of Limited Partnership (including by merger or otherwise or any amendment contemplated by and made in accordance with Section 5.11(b)(v)) that is adverse (other than in a de minimis manner) to any of the rights, preferences and privileges of the Series A Preferred Units. Without limiting the generality of the preceding sentence, any amendment shall be deemed to have such an adverse impact that is not de minimis if such amendment would:

(1)        Reduce the amount payable or change the form of payment to the Record Holders of the Series A Preferred Units upon the voluntary or involuntary liquidation, dissolution or winding up, or sale of all or substantially all of the assets, of the Partnership, or change the seniority of the liquidation preferences of the Record Holders of the Series A Preferred Units in relation to the rights upon liquidation of the holders of any other class or series of Partnership Interests; or

(2)        Make the Series A Preferred Units redeemable or convertible at the option of the Partnership other than as set forth herein.

(C)        Notwithstanding anything to the contrary in this Section 5.11(b)(iii), in no event shall the consent of the Series A Preferred Unitholders, as a separate class, be required in connection with the C-Corporation Conversion, so long as the Series A Preferred Unitholders are not adversely affected by such C-Corporation Conversion term as compared to the terms of the C-Corporation Conversion as of the date hereof. For the avoidance of doubt, the foregoing shall not limit the voting rights of any Series A Preferred Unitholder in connection with any vote of Record Holders of Common Units and Series A Preferred Units together as a single class on an as-converted basis that may be required to approve the C-Corporation Conversion.

(D)        Notwithstanding any other provision of this Agreement, in addition to all other voting rights granted under this Agreement, the Partnership shall not declare or pay any distribution from Capital Surplus without the affirmative vote of the Record Holders of the Series A Required Voting Percentage.

(iv)        No Series A Senior Securities; Series A Parity Securities. Other than issuances contemplated by the Series A Purchase Agreement, the Partnership shall not, without the affirmative vote of the Record Holders of the Series A Required Voting Percentage, issue any (A) Series A Senior Securities (or amend the provisions of any class of Partnership Interests to make such class of Partnership Interests a class of Series A Senior Securities), (B) Series A Parity Securities (or amend the provisions of any class of Partnership Interests to make such class of Partnership Interests a class of Series A Parity Securities) or Series A Preferred Units or (C) incur or guarantee, assume or suffer to exist any indebtedness convertible or exercisable into, or exchangeable for, Partnership Interests.

(v)        Certificates; Legends. Unless the General Partner shall determine otherwise, Series A Preferred Units shall not be evidenced by certificates. Each book entry notation evidencing a Series A Preferred Unit shall bear a restrictive notation in substantially the form set forth in Exhibit B.

(vi)        Redemption Upon Closing of Rights Offering. Upon completion of the contemplated offering of the right to purchase to a pro rata portion of additional Common Units to holders of Common Units (other than holders of Common Units who are Affiliates of a Purchaser) (the “Rights Offering”), the Partnership shall use 100% of the net proceeds of such Rights Offering to redeem up to $40,185,483 aggregate amount of Series A Preferred Units at a purchase price of $1.20 per Series A Preferred Unit from each of Axar Capital Management LP and its Affiliates (collectively, “Axar”), David Miller, and Mangrove Partners and its Affiliates (Mangrove Partners and its Affiliates, collectively, “Mangrove Partners”), pro rata as between Axar, David Miller and Mangrove Partners based solely on Axar’s ownership of 21,169,063 Series A Preferred Units, David Miller’s ownership of 996,377 Series A Preferred Units and Mangrove Partners’ ownership of 11,322,464 Series A Preferred Units.

(vii)        Conversion.

(A)        Optional Conversion Following Closing of Rights Offering. Beginning on the 10th day following the completion of the Rights Offering, a Series A Preferred Unitholder shall have the right to convert, in whole or in part, its Series A Preferred Units into Common Units at the then-applicable Series A Conversion Rate by providing written notice to the Partnership indicating the number of Series A Preferred Units such Series A Preferred Unitholder wishes to convert (a “Series A Conversion Notice”).

(B)        Automatic Conversion. Upon the consummation of the C-Corporation Conversion, all outstanding Series A Preferred Units will automatically convert into the shares of common stock of StoneMor, Inc. (such shares, the “C-Corp Shares”) at the then-applicable Series A Conversion Rate, pursuant to the C-Corp Conversion.

(C)        Rights Following Conversion of Series A Preferred Units. Immediately upon the issuance of Common Units as a result of any conversion of Series A Preferred Units pursuant to Section 5.11(b)(vii)(A), subject to Section 5.11(b)(i)(A), all rights of the Series A Preferred Unitholder with respect to such Series A Preferred Units shall cease, including any further accrual of distributions, and such Series A Preferred Unitholder thereafter shall be treated for all purposes as the owner of Common Units. The rights of a Series A Preferred Unitholder will also cease upon any conversion of Series A Preferred Units to C-Corp Shares pursuant to Section 5.11(b)(vii)(B), and the rights of a holder of C-Corp Shares shall be as set forth in the organizational documents of StoneMor, Inc. Fractional Common Units and fractional C-Corp Shares, as applicable, shall not be issued to any Person pursuant to conversion of a Series A Preferred Units.

(D)        Timing. Within three (3) Business Days of receipt of a Series A Conversion Notice (with respect to a conversion pursuant to Section 5.11(b)(vii)(A)), or on the date of consummation of the C-Corporation Conversion (with respect to a conversion pursuant to Section 5.11(b)(vii)(B)), the Partnership or its successor entity, shall instruct, and shall use its commercially reasonable efforts to cause, its Transfer Agent to electronically transmit the Common Units or C-Corp Shares issuable upon conversion to such Series A Preferred Unitholder (or designated recipient(s)), by crediting the account of the Series A Preferred Unitholder (or designated recipient(s)) through its Deposit Withdrawal Agent Commission system. The parties agree to coordinate with the Transfer Agent to accomplish this objective.

(E)        Distributions, Combinations, Subdivisions and Reclassifications by the Partnership. If, after the Series A Issuance Date, the Partnership (i) makes a distribution on its Common Units payable in Common Units or other Partnership Interests, (ii) subdivides or splits its outstanding Common Units into a greater number of Common Units, (iii) combines or reclassifies its Common Units into a lesser number of Common Units, (iv) issues by reclassification of its Common Units any Partnership Interests (including any reclassification in connection with a merger, consolidation or business combination in which the Partnership is the surviving Person), (v) effects a Pro Rata repurchase of Common Units, (vi) issues to holders of Common Units, in their capacity as holders of Common Units, rights, options or warrants entitling them to subscribe for or purchase Common Units at less than the market value thereof (other than rights issued pursuant to the Rights Offering), (vii) distributes to holders of Common Units evidences of indebtedness, Partnership Interests (other than Common Units) or other assets (including securities, but excluding any distribution referred to in clause (i), any rights, options or warrants referred to in clause (vi), any consideration payable in connection with a tender or exchange offer made by the Partnership or any of its Subsidiaries and any distribution of Units or any class or series, or similar Partnership Interest, of or relating to a Subsidiary or other business unit in the case of certain spin-off transactions described below), or (viii) consummates a spin-off, where the Partnership makes a distribution to all holders of Common Units consisting of Units of any class or series, or similar equity interests of, or relating to, a Subsidiary or other business unit, then the Series A Conversion Rate shall be proportionately adjusted: (1) in respect of clauses (i) through (iv) above, so that the conversion of the Series A Preferred Units after such time shall entitle each Series A Preferred Unitholder to receive the aggregate number of Common Units (or any Partnership Interests into which such Common Units would have been combined, consolidated, merged or reclassified, as applicable) that such Series A Preferred Unitholder would have been entitled to receive if the Series A Preferred Units had been converted into Common Units immediately prior to such Record Date or effective date, as the case may be, (2) in respect of clauses (v) through (viii) above, in the reasonable discretion of the General Partner to appropriately ensure that the Series A Preferred Units are convertible into an economically equivalent number of Common Units after taking into account the event described in clauses (v) through (viii) above, and (3) in addition to the foregoing, in the case of a merger, consolidation or business combination in which the Partnership is the surviving Person, the Partnership shall provide effective provisions to ensure that the provisions in this Section 5.11 relating to the Series A Preferred Units shall not be abridged or amended and that the Series A Preferred Units shall thereafter retain the same powers, economic rights, preferences and relative participating, optional and other special rights, and the qualifications, limitations and restrictions thereon, that the Series A Preferred Units had immediately prior to such transaction or event, and any other terms of the Series A Preferred Units that the General Partner in its reasonable discretion determines require adjustment to achieve the economic equivalence described below, shall be proportionately adjusted to take into account any such subdivision, split, combination or reclassification. An adjustment made pursuant to this Section 5.11(b)(vii)(E) shall become effective immediately after the Record Date in the case of a distribution and shall become effective immediately after the effective date in the case of a subdivision, combination, reclassification (including any reclassification in connection with a merger, consolidation or business combination in which the Partnership is the surviving Person) or split. Such adjustment shall be made successively whenever any event described above shall occur; provided, that this clause (3) shall not apply to the issuance of C-Corp Shares to Series A Preferred Unitholders pursuant to Section 5.11(b)(vii)(B).

(F)        Adjustment to Number and Series A Conversion Rate of Series A Preferred Units Upon Issuances of Additional Common Units.

(1)        If at any time after the Series A Issuance Date until the consummation of the Rights Offering, the Partnership issues or sells, or in accordance with this Section 5.12(b)(iv)(F), is deemed to have issued or sold (or announce any of the foregoing) any Common Units for a consideration per Common Unit less than the Series A Liquidation Preference (adjusted for any Common Unit splits, combination, reclassification or similar transaction) (such lower sale or issuance price, the “Reduced Common Unit Price” and such issuances collectively, a

“Dilutive Issuance”), then simultaneously with the consummation of each Dilutive Issuance, the Series A Conversion Rate shall be increased, but in no event reduced, to an amount equal to the quotient of:

(A)        the Series A Liquidation Preference;

divided by

(B)        the Reduced Common Unit Price.

(2)        From and after the consummation of the Rights Offering, upon a Dilutive Issuance (provided, that for purposes of this clause (2), a Dilutive Issuance shall be deemed to have occurred if the Reduced Common Unit Price is less than the Current Market Price), the Series A Conversion Rate then in effect shall be increased, but in no event reduced, to an amount equal to the product of:

(A)        the Series A Conversion Rate in effect immediately prior to such Dilutive Issuance;

multiplied by

(B)        a fraction, equal to:

(X) the product of (I) the Current Market Price multiplied by (II) the number of Common Units Deemed Outstanding immediately after such Dilutive Issuance, as the numerator;

over

(Y) the sum of (I) the product of the Current Market Price multiplied by the number of Common Units Deemed Outstanding immediately prior to such Dilutive Issuance plus (II) the consideration, if any, received by the Partnership upon such Dilutive Issuance, as the denominator.

For purposes of determining the adjusted Series A Conversion Rate under this Section 5.11(b)(iv)(F), the following shall be applicable:

(3)        Issuance of Options. If the Partnership in any manner grants or sells any Options and the lowest price per Common Unit for which one Common Unit is issuable upon the exercise of any such Option or upon conversion or exchange or exercise of any Convertible Securities issuable upon exercise of any such Option is less than the Reduced Common Unit Price, then such Common Unit shall be deemed to be outstanding and to have been issued and sold by the Partnership at the time of the granting or sale of such Option for such price per Common Unit. For purposes of this Section 5.11(b)(iv)(F)(3), the “lowest price per Common Unit for which one Common Unit is issuable upon the exercise of any such Options or upon conversion or exchange or exercise of any Convertible Securities issuable upon exercise of such Option” shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Partnership with respect to any one Common Unit upon granting or sale of the Option, upon exercise of the Option and upon conversion or exchange or exercise of any Convertible Security issuable upon exercise of such Option less any consideration paid or payable by the Partnership with respect to such one Common Unit upon the granting or sale of such Option, upon exercise of such Option and upon conversion exercise or exchange of any Convertible Security issuable upon exercise of such Option. No further adjustment of the Series A Conversion Rate shall be made upon the actual issuance of such Common Units or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such Common Units upon conversion or exchange or exercise of such Convertible Securities.

(4)        Issuance of Convertible Securities. If the Partnership in any manner issues or sells any Convertible Securities and the lowest price per Common Unit for which one Common Unit is issuable upon the conversion or exchange or exercise thereof is less than the Reduced Common Unit Price, then such Common Unit shall be deemed to be outstanding and to have been issued and sold by the Partnership at the time of the issuance or sale of such Convertible Securities for such price per Common Unit. For the purposes of this Section 5.11(b)(iv)(F)(4), the “lowest price per Common Unit for which one Common Unit is issuable upon the conversion or exchange or exercise thereof” shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Partnership with respect to any one Common Unit upon the issuance or sale of the Convertible Security and upon the conversion or exchange or exercise of such Convertible Security less any consideration paid or payable by the Partnership with respect to such one Common Unit upon the issuance or sale of the Convertible Security and upon the conversion or exchange or exercise of such Convertible Security. No further adjustment of the Series A Conversion Rate shall be made upon the actual issuance of such Common Units upon conversion or exchange or exercise of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of the Series A Conversion Rate has been or is to be made pursuant to other provisions of this Section 5.11(b)(iv)(F), no further adjustment of the Series A Conversion Rate shall be made by reason of such issue or sale.

(5)        Change in Option Price or Rate of Conversion. If the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exchange or exercise of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exchangeable or exercisable for Common Units increases or decreases at any time, the Series A Conversion Rate in effect at the time of such increase or decrease shall be adjusted to the Series A Conversion Rate which would have been in effect at such time had such Options or Convertible Securities provided for such increased or decreased purchase price, additional consideration or increased or decreased conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this Section 5.11(b)(iv)(F)(5), if the terms of any Option or Convertible Security that was outstanding as of the Series A Issuance Date are increased or decreased in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Common Units deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease. No adjustment pursuant to this Section 5.11(b)(iv)(F) shall be made if such adjustment would result in an increase of the Series A Conversion Rate then in effect.

(6)        Calculation of Consideration Received. In case any Option is issued in connection with the issue or sale of other securities of the Partnership, together comprising one integrated transaction, (x) the Options will be deemed to have been issued for the Option Value of such Options and (y) the other securities issued or sold in such integrated transaction shall be deemed to have been issued or sold for the difference of (I) the aggregate consideration received by the Partnership less any consideration paid or payable by the Partnership pursuant to the terms of such other securities of the Partnership, less (II) the Option Value of such Options. If any Common Units, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration other than cash received therefor will be deemed to be the net amount received by the Partnership therefor. If any Common Units, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of such consideration received by the Partnership will be the fair value of such consideration, except where such consideration consists of publicly traded securities, in which case the amount of consideration received by the Partnership will be the closing price of such publicly traded securities on the date of receipt of such publicly traded securities. If any Common Units, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Partnership is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Common Units, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or publicly traded securities will be determined jointly by the Partnership and the Series A Preferred Unitholders holding the Series A Required Voting Percentage. If such parties are unable to reach agreement within ten (10) Business Days after the occurrence of an event requiring valuation (the “Valuation Event”), the fair value of such consideration will be determined within five (5) Business Days after the tenth (10th) Business Day following the Valuation Event by an independent, reputable appraiser jointly selected by the Partnership and the Series A Preferred Unitholders holding the Series A Required Voting Percentage. The determination of such appraiser shall be final and binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Partnership.

(7)        Record Date. If the Partnership takes a record of the holders of Common Units for the purpose of entitling them (A) to receive a dividend or other distribution payable in Common Units, Options or in Convertible Securities or (B) to subscribe for or purchase Common Units, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the Common Units deemed to have been issued or sold upon the declaration of such dividend or distribution or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

(G)        No Adjustments for Certain Items. Notwithstanding any of the other provisions of this Section 5.11(b)(vi), no adjustment shall be made to the Series A Conversion Rate pursuant to Section 5.11(b)(vii)(E) or (F) as a result of any of the following:

(1)        The issuance of not more than 2,950,000 C-Corp Shares to the General Partner and its Affiliates in exchange for the Incentive Distribution Rights and its General Partner Interest, in each case, effected pursuant to the C-Corporation Conversion;

(2)        Any grant of Common Units or options, warrants or rights to purchase or receive Common Units or the issuance of Common Units upon the exercise or vesting of any such options, warrants or rights in respect of services provided to or for the benefit of the Partnership or its Subsidiaries, under compensation plans and agreements approved by the General Partner (including any long-term incentive plan); or

(3)        Any issuance of Common Units as all or part of the consideration to effect (i) the closing of any acquisition by the Partnership of assets or equity interests of a third party in an arm’s-length transaction or (ii) the consummation of a merger, consolidation or other business combination of the Partnership with another entity in which the Partnership survives and the Common Units remain Outstanding to the extent any such transaction set forth in clause (i) or (ii) above is validly approved by the General Partner;

(4)        The issuance of Common Units upon conversion of the Series A Preferred Units or Series A Parity Securities; or

(5)        The issuance of Common Units in the Rights Offering.

Notwithstanding anything in this Agreement to the contrary, whenever the issuance of a Partnership Interest or other event would require an adjustment to the Series A Conversion Rate under one or more provisions of this Agreement, only one adjustment shall be made to the Series A Conversion Rate in respect of such issuance or event.

Notwithstanding anything to the contrary in Section 5.11(b)(vii)(E), unless otherwise determined by the General Partner, no adjustment to the Series A Conversion Rate or the Series A Issue Price shall be made with respect to any distribution or other transaction described in Section 5.11(b)(vii)(E) if the Series A Preferred Unitholders are entitled to participate in such distribution or transaction as if they held a number of Common Units issuable upon conversion of the Series A Preferred Units immediately prior to such event at the then applicable Series A Conversion Rate, without having to convert their Series A Preferred Units.

(viii)        Series A Preferred Unit Transfer Restrictions.

(A)        Without the prior written consent of the Partnership, except as specifically provided in the Series A Purchase Agreement or this Agreement, each Series A Purchaser shall not (a) offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any of its Series A Preferred Units, other than a transfer or disposition to one or more Affiliates of the Series A Purchaser, (b) directly or indirectly engage in any short sales or other derivative or hedging transactions with respect to the Series A Preferred Units that are designed to, or that might reasonably be expected to, result in the transfer to another, in whole or in part, any of the economic consequences of ownership of any Series A Preferred Units, (c) pledge all or any portion of its Series A Preferred Units to any holders of obligations owed by the Series A Preferred Unitholders, including to the trustee for, or representative of, such Series A Preferred Unitholders. For the avoidance of doubt, in no way does this Section 5.11(b)(viii)(A) prohibit changes in the composition of any Series A Preferred Unitholder or its partners or members so long as such changes in composition only relate to changes in direct or indirect ownership of such Series A Preferred Unitholder among such Series A Preferred Unitholder, its Affiliates and the limited partners of the private investment fund vehicles that indirectly own such Series A Preferred Unitholder.

(ix)        Fully Paid and Non-Assessable. Any Common Units delivered upon the conversion of any Series A Preferred Units pursuant to this Section 5.11 shall be validly issued, fully paid and non-assessable (except as such non-assessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware Act), free and clear of any liens, claims, rights or encumbrances other than those arising under the Delaware Act or this Agreement or created by the holders thereof.

(x)        Notices. For the avoidance of doubt, the Partnership shall distribute to the Record Holders of Series A Preferred Units copies of all notices, materials, annual and quarterly reports, proxy statements, information statements and any other documents distributed generally to the Record Holders of Common Units of the Partnership, at such times and by such method as such documents are distributed to such Record Holders of such Common Units.

Section 5.12    Fully Paid and Non-Assessable Nature of Limited Partner Interests.

All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by Section 17-607 of the Delaware Act.

ARTICLE VI

ALLOCATIONS AND DISTRIBUTIONS

Section 6.1    Allocations for Capital Account Purposes.

For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership’s items of income, gain, loss and deduction (computed in accordance with Section 5.5(a)) shall be allocated among the Partners in each taxable year (or portion thereof) as provided herein.

(a)        Net Income. After giving effect to the special allocations set forth in Section 6.1(d) and any allocations to other Partnership Securities, Net Income for each taxable year and all items of income, gain, loss and deduction taken into account in computing Net Income for such taxable year shall be allocated as follows:

(i)        First, 100% to the General Partner, in an amount equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.1(b)(iv) for all previous taxable years until the aggregate Net Income allocated to the General Partner pursuant to this Section 6.1(a)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.1(b)(iv) for all previous taxable years;

(ii)        Second, 100% to the General Partner and the Unitholders (other than the Series A Preferred Unitholders), in accordance with their respective Percentage Interests, until the aggregate Net Income allocated to such Partners pursuant to this Section 6.1(a)(ii) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to such Partners pursuant to Section 6.1(b)(ii) for all previous taxable years; and

(iii)        Third, the balance, if any, 100% to the General Partner and the Unitholders (other than the Series A Preferred Unitholders), in accordance with their respective Percentage Interests.

(b) Net Losses. After giving effect to the special allocations set forth in Section 6.1(d) and any allocations to other Partnership Securities, Net Losses for each taxable period and all items of income, gain, loss and deduction taken into account in computing Net Losses for such taxable period shall be allocated as follows:

(i)        First, 100% to the General Partner and the Unitholders (other than the Series A Preferred Unitholders), in accordance with their respective Percentage Interests, until the aggregate Net Losses allocated pursuant to this Section 6.1(b)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Income allocated to such Partners pursuant to Section 6.1(a)(iii) for all previous taxable years; provided that the Net Losses shall not be allocated pursuant to this Section 6.1(b)(i) to the extent that such allocation would cause any Unitholder (other than the Series A Preferred Unitholders) to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account);

(ii)        Second, 100% to the General Partner and the Unitholders (other than the Series A Preferred Unitholders), in accordance with their respective Percentage Interests; provided that Net Losses shall not be allocated pursuant to this Section 6.1(b)(ii) to the extent that such allocation would cause any Unitholder (other than the Series A Preferred Unitholders) to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account);

(iii)        Third, to Series A Preferred Unitholders, to the extent of and in the proportion to the positive balances in their Adjusted Capital Accounts; and

(iv)        Fourth, the balance, if any, 100% to the General Partner.

(c)        Net Termination Gains and Losses. After giving effect to the special allocations set forth in Section 6.1(d) and any allocations to other Partnership Securities, all items of income, gain, loss and deduction taken into account in computing Net Termination Gain or Net Termination Loss for such taxable period shall be allocated in the same manner as such Net Termination Gain or Net Termination Loss is allocated hereunder. All allocations under this Section 6.1(c) shall be made after Capital Account balances have been adjusted by all other allocations provided under this Section 6.1 and after all distributions of Available Cash provided under Sections 6.4 and 6.5 have been made; provided, however, that solely for purposes of this Section 6.1(c), Capital Accounts shall not be adjusted for distributions made pursuant to Section 12.4.

(i)        If a Net Termination Gain is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Gain shall be allocated among the Partners in the following manner (and the Capital Accounts of the Partners shall be increased by the amount so allocated in each of the following subclauses, in the order listed, before an allocation is made pursuant to the next succeeding subclause):

(A)        First, to each Partner having a deficit balance in its Capital Account, in the proportion that such deficit balance bears to the total deficit balances in the Capital Accounts of all Partners, until each such Partner has been allocated Net Termination Gain equal to any such deficit balance in its Capital Account;

(B)        Second, to the Series A Preferred Unitholders, Pro Rata, until the Capital Account in respect of each Series A Preferred Unit is equal to the Series A Liquidation Preference;

(C)        Third, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders (other than the Series A Preferred Unitholders), Pro Rata, a percentage equal to 100% less the percentage applicable to subclause (x) of this clause (C), until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Capital, (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(i) or (b)(i) with respect to such Common Unit for such Quarter (the amount determined pursuant to this clause (2) is hereinafter defined as the “Unpaid MQD”) and (3) any then existing Cumulative Common Unit Arrearage;

(D)        Fourth, if such Net Termination Gain is recognized (or is deemed to be recognized) prior to the conversion of the last Outstanding Subordinated Unit, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Subordinated Units, Pro Rata, a percentage equal to 100% less the percentage applicable to subclause (x) of this clause (D), until the Capital Account in respect of each Subordinated Unit then Outstanding equals the sum of (1) its Unrecovered Capital, determined for the taxable year (or portion thereof) to which this allocation of gain relates, and (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(iii) with respect to such Subordinated Unit for such Quarter;

(E)        Fifth, 100% to the General Partner and all Unitholders (other than the Series A Preferred Unitholders), in accordance with their respective Percentage Interests, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Capital, (2) the Unpaid MQD, (3) any then existing Cumulative Common Unit Arrearage, and (4) the excess of (aa) the First Target Distribution less the Minimum Quarterly Distribution for each Quarter of the Partnership’s existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Sections 6.4(a)(iv) and 6.4(b)(ii) (the sum of (1), (2), (3) and (4) is hereinafter defined as the “First Liquidation Target Amount”);

(F)        Sixth, (x) to the General Partner in accordance with its Percentage Interest, (y) 13% to the holders of the Incentive Distribution Rights, Pro Rata, and (z) to all Unitholders (other than the Series A Preferred Unitholders), Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (x) and (y) of this clause (F), until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the First Liquidation Target Amount and (2) the excess of (aa) the Second Target Distribution less the First Target Distribution for each Quarter of the Partnership’s existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Sections 6.4(a)(v) and Section 6.4(b)(iii) (the sum of (1) and (2) is hereinafter defined as the “Second Liquidation Target Amount”);

(G)        Seventh, (x) to the General Partner in accordance with its Percentage Interest, (y) 23% to the holders of the Incentive Distribution Rights, Pro Rata, and (z) to all Unitholders (other than the Series A Preferred Unitholders), Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (x) and (y) of this clause (G), until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the Second Liquidation Target Amount, and (2) the excess of (aa) the Third Target Distribution less the Second Target Distribution for each Quarter of the Partnership’s existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Sections 6.4(a)(vi) and 6.4(b)(iv) (the sum of (1) and (2) is hereinafter defined as the “Third Liquidation Target Amount”); and

(H)        Finally, (x) to the General Partner in accordance with its Percentage Interest, (y) 48% to the holders of the Incentive Distribution Rights, Pro Rata, and (z) to all Unitholders (other than the Series A Preferred Unitholders), Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (x) and (y) of this clause (H).

(ii)        If a Net Termination Loss is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Loss shall be allocated among the Partners in the following manner:

(A)        First, if such Net Termination Loss is recognized (or is deemed to be recognized) prior to the conversion of the last Outstanding Subordinated Unit, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Subordinated Units, Pro Rata, at a percentage equal to 100% less the percentage applicable to subclause (x) of this Clause (A), until the Capital Account in respect of each Subordinated Unit then Outstanding has been reduced to zero;

(B)        Second, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Common Units, Pro Rata, at a percentage equal to 100% less the percentage applicable to subclause (x) of this Clause (A), until the Capital Account in respect of each Common Unit then Outstanding has been reduced to zero;

(C)        Third, to all Series A Preferred Unitholders, to the extent of and in proportion to the positive balances in their adjusted Capital Accounts in respect of their Series A Preferred Units, until the Adjusted Capital Account in respect of each Series A Preferred Unit then Outstanding has been reduced to zero; and

(D)        Fourth, the balance, if any, 100% to the General Partner.

(d)        Special Allocations. Notwithstanding any other provision of this Section 6.1, the following special allocations shall be made for such taxable period:

(i)        Partnership Minimum Gain Chargeback. Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d) with respect to such taxable period (other than an allocation pursuant to Sections 6.1(d)(vi) or 6.1(d)(vii)). This Section 6.1(d)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(ii)        Chargeback of Partner Nonrecourse Debt Minimum Gain. Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(d)(i)), except as provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d), other than Section 6.1(d)(i) and other than an allocation pursuant to Sections 6.1(d)(vi) and 6.1(d)(vii), with respect to such taxable period. This Section 6.1(d)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(iii)        Priority Allocations.

(A)        If the amount of cash or the Net Agreed Value of any property distributed (except cash or property distributed pursuant to Section 12.4 or with respect to Series A Preferred Units) to any Unitholder with respect to its Units for a taxable year is greater (on a per Unit basis) than the amount of cash or the Net Agreed Value of property distributed to the other Unitholders with respect to their Units (on a per Unit basis), then (1) each Unitholder receiving such greater cash or property distribution shall be allocated gross income in an amount equal to the product of (aa) the amount by which the distribution (on a per Unit basis) to such Unitholder exceeds the distribution (on a per Unit basis) to the Unitholders receiving the smallest distribution and (bb) the number of Units owned by the Unitholder receiving the greater distribution; and (2) the General Partner shall be allocated gross income in an aggregate amount equal to the product obtained by multiplying (aa) the quotient determined by dividing (x) the General Partner’s

Percentage Interest by (y) the sum of 100 less the General Partner’s Percentage Interest times (bb) the sum of the amounts allocated in clause (1) above.

(B)        After the application of Section 6.1(d)(iii)(A), all or any portion of the remaining items of Partnership gross income or gain for the taxable period, if any, shall be allocated (1) to the holders of Incentive Distribution Rights, Pro Rata, until the aggregate amount of such items allocated to the holders of Incentive Distribution Rights pursuant to this Section 6.1(d)(iii)(B) for the current taxable year and all previous taxable years is equal to the cumulative amount of all Incentive Distributions made to the holders of Incentive Distribution Rights from the Closing Date to a date 45 days after the end of the current taxable year; and (2) to the General Partner an amount equal to the product of (aa) an amount equal to the quotient determined by dividing (x) the General Partner’s Percentage Interest by (y) the sum of 100 less the General Partner’s Percentage Interest times (bb) the sum of the amounts allocated in clause (1) above.

(iv)        Qualified Income Offset. In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Partnership income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible unless such deficit balance is otherwise eliminated pursuant to Section 6.1(d)(i) or (ii).

(v)        Gross Income Allocations. In the event any Partner has a deficit balance in its Capital Account at the end of any Partnership taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership gross income and gain in the amount of such excess as quickly as possible; provided, that an allocation pursuant to this Section 6.1(d)(v) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(d)(v) were not in this Agreement.

(vi)        Nonrecourse Deductions. Nonrecourse Deductions for any taxable period shall be allocated to the Partners in accordance with their respective Percentage Interests. If the General Partner determines that the Partnership’s Nonrecourse Deductions should be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized, upon notice to the other Partners, to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

(vii)        Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, such Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.

(viii)        Nonrecourse Liabilities. For purposes of Treasury Regulation Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated among the Partners in accordance with their respective Percentage Interests.

(ix)         Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

(x)         Economic Uniformity.

(A)        To the extent Section 6.7(b) prevents a Unitholder from transferring a Subordinated Unit or a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.8, all or a portion of the items of Partnership gross income or gain for the taxable period in which such transfer is sought and all necessary future taxable periods, after taking into account allocations pursuant to Section 6.1(d)(iii) (and without prejudice to the allocations required to be made pursuant to Section 6.1(c)(i)(D)), shall be allocated to each transferring Unitholder, in the proportion to which (A) the number of Subordinated Units or Subordinated Units that have converted into Common Units pursuant to Section 5.8 that such Unitholder seeks to transfer pursuant to Section 5.5(c) bears to (B) all Subordinated Units or Subordinated Units that have converted pursuant to Section 5.8 that all Unitholders seek to transfer pursuant to Section 5.5(c), until the remaining balance in the transferring Unitholder’s Capital Account with respect to the retained Subordinated Units and the Retained Converted Subordinated Units is no longer negative after giving effect to the allocation under Section 5.5(c)(ii)(B).

(B)        At the election of the General Partner with respect to any taxable period ending upon, or after, the termination of the Subordination Period, all or a portion of the remaining items of Partnership gross income or gain for such taxable period and all necessary future taxable periods, after taking into account allocations pursuant to Section 6.1(d)(iii), shall be allocated 100% to each Partner holding Subordinated Units that are Outstanding as of the termination of the Subordination

Period (“Final Subordinated Units”) and any Retained Converted Subordinated Units in the proportion of the number of Final Subordinated Units and Retained Converted Subordinated Units held by such Partner to the total number of Final Subordinated Units and Retained Converted Subordinated Units then Outstanding, until each such Partner has been allocated an amount of gross income or gain that increases the Capital Account maintained with respect to such Final Subordinated Units and Retained Converted Subordinated Units to an amount equal to the product of (A) the number of Final Subordinated Units and Retained Converted Subordinated Units held by such Partner and (B) the Per Unit Capital Amount for a Common Unit. The purpose of this allocation is to establish uniformity between the Capital Accounts underlying Final Subordinated Units and Retained Converted Subordinated Units and the Capital Accounts underlying Common Units held by Persons other than the General Partner and its Affiliates immediately prior to (or as nearly as possible to) the conversion of such Final Subordinated Units into Common Units. This allocation method for establishing such economic uniformity will be available to the General Partner only if the method for allocating the Capital Account maintained with respect to the Subordinated Units between the transferred and retained Subordinated Units pursuant to Section 5.5(c) does not otherwise provide such economic uniformity to the Final Subordinated Units.

(xi)        Allocations with Respect to Series A Preferred Units.

(A)        Items of Partnership gross income shall be allocated to the Series A Preferred Unitholders, Pro Rata, until the aggregate amount of gross income allocated to each Series A Preferred Unitholder pursuant hereto for the current taxable period and all previous taxable periods is equal to the cumulative amount of all cash distributions made with respect to such Series A Preferred Unit pursuant to Section 5.11(b)(i) from the date such Series A Preferred Unit was issued to a date 60 days after the end of the current taxable year.

(B)        Items of Partnership gross income shall be allocated to the Series A Preferred Unitholders, Pro Rata, until the aggregate amount of gross income allocated to each Series A Preferred Unitholder pursuant hereto for the current taxable period and all previous taxable periods is equal to the cumulative amount of all Net Losses allocated to such Series A Preferred Unitholder pursuant to Section 6.1(b)(iii) for all previous taxable years.

(C)        [Reserved.]

(D)        Notwithstanding any other provision of this Section 6.1 (other than the Required Allocations), if (1) the Liquidation Date occurs prior to the conversion of the last Outstanding Series A Preferred Unit and (2) after having made all other allocations provided for in this Section 6.1 for the taxable period in which the Liquidation Date occurs, the Per Unit Capital Amount of each Series A Preferred Unit does not equal the Series A Liquidation Preference, then items of income, gain, loss and deduction for such taxable period shall be allocated among the Partners in a manner determined appropriate by the General Partner so as to cause, to the maximum extent possible, the Per Unit Capital Amount in respect of each Series A Preferred Unit to equal the Series A Liquidation Preference. For the avoidance of doubt, the reallocation of items set forth in the immediately preceding sentence provides that, to the extent necessary to achieve the Per Unit Capital Amount balances described above, items of income and gain that would otherwise be included in Net Income or Net Loss, as the case may be, for the taxable period in which the Liquidation Date occurs, shall be reallocated from the Unitholders holding Units other than Series A Preferred Units to Unitholders holding Series A Preferred Units. In the event that (1) the Liquidation Date occurs on or before the date (not including any extension of time) prescribed by law for the filing of the Partnership’s federal income tax return for the taxable period immediately prior to the taxable period in which the Liquidation Date occurs and (2) the reallocation of items for the taxable period in which the Liquidation Date occurs as set forth above in this Section 6.1(d)(xiii)(D) fails to achieve the Per Unit Capital Amounts described above, items of income, gain, loss and deduction that would otherwise be included in the Net Income or Net Loss, as the case may be, for such prior taxable period shall be reallocated among all Partners in a manner that will, to the maximum extent possible and after taking into account all other allocations made pursuant to this Section 6.1(d)(xiii)(D) , cause the Per Unit Capital Amount in respect of each Series A Preferred Unit to equal the Series A Liquidation Preference. If the foregoing allocations of items of income and gain fail to achieve the Per Unit Capital Amounts described above, Capital Account balances shall be reallocated to achieve such Per Unit Capital Amount.

(xii)        Curative Allocation.

(A)        Notwithstanding any other provision of this Section 6.1, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of income, gain, loss and deduction allocated to each Partner pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1. Notwithstanding the preceding sentence, Required Allocations relating to (1) Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partnership Minimum Gain and (2) Partner Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partner Nonrecourse Debt Minimum Gain. Allocations pursuant to this Section 6.1(d)(xii)(A) shall only be made with respect to Required Allocations to the extent the General Partner reasonably determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners. Further, allocations pursuant to this Section 6.1(d)(xii)(A) shall be deferred with respect to allocations pursuant to clauses (1) and (2) hereof to the extent the General Partner determines that such allocations are likely to be offset by subsequent Required Allocations.

(B)        The General Partner shall, with respect to each taxable period, (1) apply the provisions of Section 6.1(d)(xii)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 6.1(d)(xii)(A) among the Partners in a manner that is likely to minimize such economic distortions.

(xiii)        Exercise of Noncompensatory Options. In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(s) and as provided in Section 5.4(d)(i), immediately after the conversion of a Limited Partner Interest into Common Units (each such Common Unit a “Conversion Unit”) upon the exercise of a Noncompensatory Option, the Carrying Value of each Partnership property shall be adjusted to reflect its fair market value immediately after such conversion and any resulting Unrealized Gain (if the Capital Account of each such Conversion Unit is less than the Per Unit Capital Account for a then Outstanding Initial Common Unit) or Unrealized Loss (if the Capital Account of each such Conversion Unit is greater than the Per Unit Capital Account for a then Outstanding Initial Common Unit) will be allocated to each Partner holding Conversion Units in proportion to and to the extent of the amount necessary to cause the Capital Account of each such Conversion Unit to equal the Per Unit Capital Amount for a then Outstanding Initial Common Unit. Any remaining Unrealized Gain or Unrealized Loss will be allocated to the Partners pursuant to Section 6.1(c) and Section 6.1(d).

(xiv)        Corrective Allocations. In the event of any allocation of Additional Book Basis Derivative Items or any Book-Down Event or any recognition of a Net Termination Loss, the following rules shall apply:

(A)        In the case of any allocation of Additional Book Basis Derivative Items (other than an allocation of Unrealized Gain or Unrealized Loss under Section 5.5(d) hereof), the General Partner shall allocate additional items of gross income and gain away from the holders of Incentive Distribution Rights to the Unitholders and the General Partner, or additional items of deduction and loss away from the Unitholders and the General Partner to the holders of Incentive Distribution Rights, to the extent that the Additional Book Basis Derivative Items allocated to the Unitholders or the General Partner exceed their Share of Additional Book Basis Derivative Items. For this purpose, the Unitholders and the General Partner shall be treated as being allocated Additional Book Basis Derivative Items to the extent that such Additional Book Basis Derivative Items have reduced the amount of income that would otherwise have been allocated to the Unitholders or the General Partner under the Partnership Agreement (e.g., Additional Book Basis Derivative Items taken into account in computing cost of goods sold would reduce the amount of book income otherwise available for allocation among the Partners). Any allocation made pursuant to this Section 6.1(d)(xiv)(A) shall be made after all of the other Agreed Allocations have been made as if this Section 6.1(d)(xiv) were not in this Agreement and, to the extent necessary, shall require the reallocation of items that have been allocated pursuant to such other Agreed Allocations.

(B)        In the case of any negative adjustments to the Capital Accounts of the Partners (other than with respect to their Series A Preferred Units) resulting from a Book-Down Event or from the recognition of a Net Termination Loss, such negative adjustment (1) shall first be allocated, to the extent of the Aggregate Remaining Net Positive Adjustments, in such a manner, as determined by the General Partner, that to the extent possible the aggregate Capital Accounts of the Partners will equal the amount that would have been the Capital Account balance of the Partners if no prior Book-Up Events had occurred, and (2) any negative adjustment in excess of the Aggregate Remaining Net Positive Adjustments shall be allocated pursuant to Section 6.1(c) hereof.

(C)        In making the allocations required under this Section 6.1(d)(xiv), the General Partner may apply whatever conventions or other methodology it determines will satisfy the purpose of this Section 6.1(d)(xiv).

Section 6.2 Allocations for Tax Purposes.

(a)        Except as otherwise provided herein, for federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of “book” income, gain, loss or deduction is allocated pursuant to Section 6.1.

(b)        In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for federal income tax purposes among the Partners as follows:

(i)        (A) In the case of a Contributed Property, such items attributable thereto shall be allocated among the Partners in the manner provided under Section 704(c) of the Code that takes into account the variation between the Agreed Value of such property and its adjusted basis at the time of contribution; and (B) any item of Residual Gain or Residual Loss attributable to a Contributed Property shall be allocated among the Partners in the same manner as its correlative item of “book” gain or loss is allocated pursuant to Section 6.1.

(ii)        (A) In the case of an Adjusted Property, such items shall (1) first, be allocated among the Partners in a manner consistent with the principles of Section 704(c) of the Code to take into account the Unrealized Gain or Unrealized Loss attributable to such property and the allocations thereof pursuant to Section 5.5(d)(i) or 5.5(d)(ii), and (2) second, in the event such property was originally a Contributed Property, be allocated among the Partners in a manner consistent with Section 6.2(b)(i)(A); and (B) any item of Residual Gain or Residual Loss attributable to an Adjusted Property shall be allocated among the Partners in the same manner as its correlative item of “book” gain or loss is allocated pursuant to Section 6.1.

(iii)        The General Partner shall apply the principles of Treasury Regulation Section 1.704-3(d) to eliminate Book-Tax Disparities.

(c)        For the proper administration of the Partnership and for the preservation of uniformity of the Limited Partner Interests (or any class or classes thereof), the General Partner shall (i) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (ii) make special allocations for federal income tax purposes of income (including, without limitation, gross income) or deductions; and (iii) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this Section 6.2(c) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Limited Partner Interests issued and Outstanding or the Partnership, and if such allocations are consistent with the principles of Section 704 of the Code.

(d)        The General Partner may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the Partnership’s common basis of such property, despite any inconsistency of such approach with Treasury Regulation Section 1.167(c)-l(a)(6) or any successor regulations thereto. If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership’s property. If the General Partner chooses not to utilize such aggregate method, the General Partner may use any other depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Limited Partner Interests, so long as such conventions would not have a material adverse effect on the Limited Partners or the Record Holders of any class or classes of Limited Partner Interests.

(e)        Any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other Required Allocations pursuant to this Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

(f)        All items of income, gain, loss, deduction and credit recognized by the Partnership for federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code that may be made by the Partnership; provided, however, that such allocations, once made, shall be adjusted (in the manner determined by the General Partner) to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

(g)        Each item of Partnership income, gain, loss and deduction shall, for federal income tax purposes, be determined on an annual basis and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of each month; provided, however, such items for the period beginning on the Closing Date and ending on the last day of the month in which the Option Closing Date or the expiration of the Over-Allotment Option occurs shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of the next succeeding month; and provided, further, that gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income or loss realized and recognized other than in the ordinary course of business, as determined by the General Partner, shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of the month in which such gain or loss is recognized for federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder.

(h)        Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method determined by the General Partner.

(i)        If, as a result of an exercise of a Noncompensatory Option, a Capital Account reallocation is required under Treasury Regulation Section 1.704-1(b)(2)(iv)(s)(3), the General Partner shall make corrective allocations pursuant to Treasury Regulation Section 1.704-1(b)(4)(x). In the event such corrective allocations are necessary, the Series A Preferred Unitholders agree to remain a partner of the Partnership until such allocations are completed, and the General Partner agrees to make such allocations as soon as practicable, even if such allocations are not consistent with Section 706 of the Code and any Treasury Regulations thereunder.

Section 6.3        Requirement and Characterization of Distributions; Distributions to Record Holders.

(a)        Within 45 days following the end of each Quarter commencing with the Quarter ending on December 31, 2004, an amount equal to 100% of Available Cash with respect to such Quarter shall, subject to Section 17-607 of the Delaware Act, be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the General Partner. All amounts of Available Cash distributed by the Partnership on any date from any source shall be deemed to be Operating Surplus until the sum of all amounts of Available Cash theretofore distributed by the Partnership to the Partners pursuant to Section 6.4 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of Available Cash distributed by the Partnership on such date shall, except as otherwise provided in Section 6.5, be deemed to be “Capital Surplus.” All distributions required to be made under this Agreement shall be made subject to Section 17-607 of the Delaware Act.

(b)        Notwithstanding Section 6.3(a), in the event of the dissolution and liquidation of the Partnership, all receipts received during or after the Quarter in which the Liquidation Date occurs, other than from borrowings described in (a)(ii) of the definition of Available Cash, shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

(c)        The General Partner may treat taxes paid by the Partnership on behalf of, or amounts withheld with respect to, all or less than all of the Partners, as a distribution of Available Cash to such Partners.

(d)        Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

Section    6.4 Distributions of Available Cash from Operating Surplus.

(a)        During Subordination Period. Subject to Section 5.11(b)(i), Available Cash with respect to any Quarter within the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5 shall, subject to Section 17-607 of the Delaware Act, be distributed as follows, except as otherwise required by Section 5.6(b) in respect of other Partnership Securities issued pursuant thereto:

(i)        First, (A) to the General Partner in accordance with its Percentage Interest and (B) to all Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the percentage applicable to subclause (A) of this clause (i), until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii)        Second, (A) to the General Partner in accordance with its Percentage Interest and (B) to all Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the percentage applicable to subclause (A) of this clause (ii), until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage existing with respect to such Quarter;

(iii)        Third, (A) to the General Partner in accordance with its Percentage Interest and (B) to the Unitholders holding Subordinated Units, Pro Rata, a percentage equal to 100% less the percentage applicable to subclause (A) of this clause (iii), until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(iv)        Fourth, (A) to the General Partner in accordance with its Percentage Interest and (B) to all Common and Subordinated Unitholders, Pro Rata, a percentage equal to 100% less the percentage applicable to subclause (A) of this clause (iv), until there has been distributed in respect of each Common and Subordinated Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(v)        Fifth, (A) to the General Partner in accordance with its Percentage Interest; (B) 13% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Common and Subordinated Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (v), until there has been distributed in respect of each Common and Subordinated Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(vi)        Sixth, (A) to the General Partner in accordance with its Percentage Interest; (B) 23% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Common and Subordinated Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (vi), until there has been distributed in respect of each Common and Subordinated Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(vii)        Thereafter, (A) to the General Partner in accordance with its Percentage Interest; (B) 48% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Common and Subordinated Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (vii);

provided, however, if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(a)(vii).

(b)        After Subordination Period. Subject to Section 5.11(b)(i), Available Cash with respect to any Quarter after the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5, subject to Section 17-607 of the Delaware Act, shall be distributed as follows, except as otherwise required by Section 5.6(b) in respect of other Partnership Securities issued pursuant thereto:

(i)        First, 100% the General Partner and the Common and Subordinated Unitholders in accordance with their respective Percentage Interests until there has been distributed in respect of each Common and Subordinated Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii)        Second, 100% to the General Partner and the Common and Subordinated Unitholders in accordance with their respective Percentage Interests, until there has been distributed in respect of each Common and Subordinated Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(iii)        Third, (A) to the General Partner in accordance with its Percentage Interest; (B) 13% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Common and Subordinated Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (iii), until there has been distributed in respect of each Common and Subordinated Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(iv)        Fourth, (A) to the General Partner in accordance with its Percentage Interest; (B) 23% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Common and Subordinated Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (iv), until there has been distributed in respect of each Common and Subordinated Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(v)        Thereafter, (A) the General Partner in accordance with its Percentage Interest; (B) 48% to the holders of the Incentive Distribution Rights, Pro Rata, and (C) to all Common and Subordinated Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (v);

provided, however, if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(b)(v).

Section    6.5 Distributions of Available Cash from Capital Surplus.

Subject to Section 5.11(b)(i), Available Cash that is deemed to be Capital Surplus pursuant to the provisions of Section 6.3(a) shall, subject to Section 17-607 of the Delaware Act, be distributed, unless the provisions of Section 6.3 require otherwise, 100% to the General Partner and the Common and Subordinated Unitholders in accordance with their respective Percentage Interests, until a hypothetical holder of a Common Unit acquired on the Closing Date has received with respect to such Common Unit, during the period since the Closing Date through such date, distributions of Available Cash that are deemed to be Capital Surplus in an aggregate amount equal to the Initial Unit Price. Available Cash that is deemed to be Capital Surplus shall then be distributed (A) to the General Partner in accordance with its Percentage Interest and (B) to all Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage. Thereafter, all Available Cash shall be distributed as if it were Operating Surplus and shall be distributed in accordance with Section 6.4.

Section    6.6 Adjustment of Minimum Quarterly Distribution and Target Distribution Levels.

(a)        The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution, Third Target Distribution, Common Unit Arrearages and Cumulative Common Unit Arrearages shall be proportionately adjusted in the event of any distribution, combination or subdivision (whether effected by a distribution payable in Units or otherwise) of Units or other Partnership Securities in accordance with Section 5.10. In the event of a distribution of Available Cash that is deemed to be from Capital Surplus, the then applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution shall be adjusted proportionately downward to equal the product obtained by multiplying the otherwise applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, as the case may be, by a fraction of which the numerator is the Unrecovered Capital of the Common Units immediately after giving effect to such distribution and of which the denominator is the Unrecovered Capital of the Common Units immediately prior to giving effect to such distribution.

(b)        The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution shall also be subject to adjustment pursuant to Section 6.9.

Section    6.7 Special Provisions Relating to the Holders of Subordinated Units.

(a)        Except with respect to the right to vote on or approve matters requiring the vote or approval of a percentage of the holders of Outstanding Common Units and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units, the holder of a Subordinated Unit shall have all of the rights and obligations of a Unitholder holding Common Units hereunder; provided, however, that immediately upon the conversion of Subordinated Units into Common Units pursuant to Section 5.8, the Unitholder holding a Subordinated Unit shall possess all of the rights and obligations of a Unitholder holding Common Units hereunder, including the right to vote as a Unitholder and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units; provided, however, that such converted Subordinated Units shall remain subject to the provisions of Sections 5.5(c), 6.1(d)(x) and 6.7(b).

(b)        A Unitholder shall not be permitted to transfer a Subordinated Unit or a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.8 (other than a transfer to an Affiliate) if the remaining balance in the transferring Unitholder’s Capital Account with respect to the retained Subordinated Units or Retained Converted Subordinated Units would be negative after giving effect to the allocation under Section 5.5(c)(ii)(B).

(c)        The Unitholder holding a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.8 shall not be issued a Common Unit Certificate pursuant to Section 4.1, and shall not be permitted to transfer its converted Subordinated Units to a Person that is not an Affiliate of the holder until such time as the General Partner determines by written certification of its chief financial officer or other appropriate officer, based on advice of counsel, that a Subordinated Unit that has converted into a Common Unit should have, as a substantive matter, like intrinsic economic and federal income tax characteristics, in all material respects, to the intrinsic economic and federal income tax characteristics of an Initial Common Unit. In connection with the condition imposed by this Section 6.7(c), the General Partner may take whatever steps are required to provide economic uniformity to the Subordinated Units that have converted into Common Units in preparation for a transfer of such converted Subordinated Units, including the application of Sections 5.5(c), 6.1(d)(x) and 6.7(b); provided, however, that no such steps may be taken that would have a material adverse effect on the Unitholders holding Common Units or the Series A Preferred Unitholders.

Section    6.8 Special Provisions Relating to the Holders of Incentive Distribution Rights.

Notwithstanding anything to the contrary set forth in this Agreement, the holders of the Incentive Distribution Rights (a) shall (i) possess the rights and obligations provided in this

Agreement with respect to a Limited Partner pursuant to Articles III and VII and (ii) have a Capital Account as a Partner pursuant to Section 5.5 and all other provisions related thereto and (b) shall not (i) be entitled to vote on any matters requiring the approval or vote of the holders of Outstanding Units, (ii) be entitled to any distributions other than as provided in Sections 6.4(a)(v), (vi) and (vii), 6.4(b)(iii), (iv) and (v), and 12.4 or (iii) be allocated items of income, gain, loss or deduction other than as specified in this Article VI.

Section    6.9 Entity-Level Taxation.

If legislation is enacted or the interpretation of existing language is modified by a governmental taxing authority so that a Group Member is treated as an association taxable as a corporation or is otherwise subject to an entity-level tax for federal, state or local income tax purposes, then the General Partner shall estimate for each Quarter the Partnership Group’s aggregate liability (the “Estimated Incremental Quarterly Tax Amount”) for all such income taxes that are payable by reason of any such new legislation or interpretation; provided that any difference between such estimate and the actual tax liability for such Quarter that is owed by reason of any such new legislation or interpretation shall be taken into account in determining the Estimated Incremental Quarterly Tax Amount with respect to each Quarter in which any such difference can be determined. For each such Quarter, the Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution shall be the product obtained by multiplying (a) the amounts therefor that are set out herein prior to the application of this Section 6.9 times (b) the quotient obtained by dividing (i) Available Cash with respect to such Quarter by (ii) the sum of Available Cash with respect to such Quarter and the Estimated Incremental Quarterly Tax Amount for such Quarter, as determined by the General Partner. For purposes of the foregoing, Available Cash with respect to a Quarter will be deemed reduced by the Estimated Incremental Quarterly Tax Amount for that Quarter.

Section    6.10 Special Provisions Relating to the Series A Preferred Unitholders.

(a)        Immediately upon the conversion of a Series A Preferred Unit into Common Units pursuant to Section 5.11(b)(vii), the Unitholder holding a Series A Preferred Unit that is converted shall possess all of the rights and obligations of a Unitholder holding Common Units hereunder, including the right to vote as a Common Unitholder and the right to participate in allocations of income, gain, loss, and deduction and distributions made with respect to Common Units.

(b)        A Unitholder holding a Series A Preferred Unit that has converted into a Common Unit pursuant to Section 5.11(b)(vii)(A) shall not be issued a Common Unit Certificate pursuant to Section 4.1 and shall not be permitted to transfer its converted Series A Preferred Units to a Person that is not an Affiliate of the holder until such time as the General Partner determines, based on advice of counsel, that upon transfer, each such converted Series A Preferred Unit should have intrinsic economic and U.S. federal income tax characteristics to the transferee, in all material respects, that are the same as the intrinsic economic and U.S. federal income tax characteristics that a Common Unit (other than a converted Series A Preferred Unit) would have to such transferee upon transfer, provided that in all events such determination shall be made within 5 Business Days of the date of conversion or receipt by the Partnership of the notice of transfer, as applicable. The General Partner shall act in good faith and shall make the determinations set forth in this Section 6.10(b) as soon as practicable following a Series A Conversion Date or as earlier provided herein.

ARTICLE VII

MANAGEMENT AND OPERATION OF BUSINESS

Section    7.1 Management.

(a)        The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no Limited Partner or Assignee shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or that are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 5.11(b)(iv) and Section 7.3, shall have full power and authority to do all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

(i)        the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into Partnership Securities, and the incurring of any other obligations;

(ii)        the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

(iii)        the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.3);

(iv)        the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group; subject to Section 7.6(a), the lending of funds to other Persons (including other Group Members); the repayment or guarantee of obligations of any Group Member and the making of capital contributions to any Group Member;

(v)        the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

(vi)        the distribution of Partnership cash;

(vii)        the selection and dismissal of employees (including employees having titles such as “president,” “vice president,” “secretary” and “treasurer”) and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

(viii)        the maintenance of insurance for the benefit of the Partnership Group and the Partners;

(ix)        the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships (including the acquisition of interests in, and the contributions of property to, any Group Member from time to time) subject to the restrictions set forth in Section 2.4;

(x)        the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

(xi)        the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

(xii)        the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange (subject to any prior approval that may be required under Section 4.8);

(xiii)        unless restricted or prohibited by Section 5.7, the purchase, sale or other acquisition or disposition of Partnership Securities, or the issuance of additional options, rights, warrants and appreciation rights relating to Partnership Securities;

(xiv)        the undertaking of any action in connection with the Partnership’s participation in any Group Member; and

(xv)        the entering into of agreements with any of its Affiliates to render services to a Group Member or to itself in the discharge of its duties as General Partner of the Partnership.

(b)        Notwithstanding any other provision of this Agreement, any Group Member Agreement, the Delaware Act or any applicable law, rule or regulation, each of the Partners and the Assignees and each other Person who may acquire an interest in Partnership Securities hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of this Agreement and the Group Member Agreement of each other Group Member, the Underwriting Agreement, the Omnibus Agreement, the Contribution Agreement and the other agreements described in or filed as exhibits to the Registration Statement that are related to the transactions contemplated by the Registration Statement; (ii) agrees that the General Partner (on its own or through any officer of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners or the Assignees or the other

Persons who may acquire an interest in Partnership Securities; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article XV) shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty stated or implied by law or equity.

Section    7.2 Certificate of Limited Partnership.

The General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents that the General Partner determines to be necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent that the General Partner determines such action to be necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Limited Partner.

Section    7.3 Restrictions on the General Partner’s Authority.

(a)        Except as otherwise provided in this Agreement, the General Partner may not, without written approval of the specific act by holders of all of the Outstanding Limited Partner Interests or by other written instrument executed and delivered by holders of all of the Outstanding Limited Partner Interests subsequent to the date of this Agreement, take any action in contravention of this Agreement, including (i) committing any act that would make it impossible to carry on the ordinary business of the Partnership; (ii) possessing Partnership property, or assigning any rights in specific Partnership property, for other than a Partnership purpose; (iii) admitting a Person as a Partner; (iv) amending this Agreement in any manner; or (v) transferring its interest as a general partner of the Partnership.

(b)        Except as provided in Articles XII and XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (including by way of merger, consolidation or other combination) without the approval of holders of a Unit Majority; provided, however, that this provision shall not preclude or limit the General Partner’s ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership Group and shall not apply to any forced sale of any or all of the assets of the Partnership Group pursuant to the foreclosure of, or other realization upon, any such encumbrance. Without the approval of holders of a Unit Majority, the General Partner shall not, on behalf of the Partnership, (i) consent to any amendment to Operating Company Agreement or, except as expressly permitted by Section 7.9(e), take any action permitted to be taken by a member of the Operating Company, in either case, that would adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to any other class of Partnership Interests) in any material respect or (ii) except as permitted under Sections 4.6, 11.1 and 11.2, elect or cause the Partnership to elect a successor general partner of the Partnership.

Section    7.4 Reimbursement of the General Partner.

(a)        Except as provided in this Section 7.4 and elsewhere in this Agreement, the General Partner shall not be compensated for its services as a general partner or managing member of any Group Member.

(b)        The General Partner shall be reimbursed on a monthly basis, or such other basis as the General Partner may determine, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership (including salary, bonus, incentive compensation and other amounts paid to any Person including Affiliates of the General Partner to perform services for the Partnership or for the General Partner in the discharge of its duties to the Partnership), and (ii) all other expenses allocable to the Partnership or otherwise incurred by the General Partner in connection with operating the Partnership’s business (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the Partnership. Reimbursements pursuant to this Section 7.4 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.7.

(c)        Subject to Section 5.7, the General Partner, without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership employee benefit plans, employee programs and employee practices (including plans, programs and practices involving the issuance of Partnership Securities or options to purchase or rights, warrants or appreciation rights relating to Partnership Securities), or cause the Partnership to issue Partnership Securities in connection with, or pursuant to, any employee benefit plan, employee program or employee practice maintained or sponsored by the General Partner or any of its Affiliates, in each case for the benefit of employees of the General Partner, any Group Member or any Affiliate, or any of them, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Securities that the General Partner or such Affiliates are obligated to provide to any employees pursuant to any such employee benefit plans, employee programs or employee practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Securities purchased by the General Partner or such Affiliates from the Partnership to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.4(b). Any and all obligations of the General Partner under any employee benefit plans, employee programs or employee practices adopted by the General Partner as permitted by this Section 7.4(c) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner’s General Partner Interest pursuant to Section 4.6.

Section    7.5 Outside Activities.

(a)        After the Closing Date, the General Partner, for so long as it is the General Partner of the Partnership, (i) agrees that its sole business will be to act as a general partner or managing member, as the case may be, of the Partnership and any other partnership or limited liability company of which the Partnership is, directly or indirectly, a partner or member and to undertake activities that are ancillary or related thereto (including being a limited partner in the Partnership), (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner or managing member of one or more Group Members or as described in or contemplated by the Registration Statement or (B) the acquiring, owning or disposing of debt or equity securities in any Group Member and (iii) except to the extent permitted in the Omnibus Agreement, shall not, and shall cause its Affiliates not to, engage in any Restricted Business.

(b)        McCown De Leeuw and certain of its Affiliates have entered into the Omnibus Agreement with the General Partner, the Partnership and the Operating Company, which agreement sets forth certain restrictions on the ability of McCown De Leeuw and such Affiliates to engage in Restricted Businesses.

(c)        Except as specifically restricted by Section 7.5(a) and the Omnibus Agreement, each Indemnitee (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty expressed or implied by law to any Group Member or any Partner or Assignee. None of any Group Member, any Limited Partner or any other Person shall have any rights by virtue of this Agreement, any Group Member Agreement or the partnership relationship established hereby in any business ventures of any Indemnitee.

(d)        Subject to the terms of Section 7.5(a), Section 7.5(b), Section 7.5(c) and the Omnibus Agreement, but otherwise notwithstanding anything to the contrary in this Agreement, (i) the engaging in competitive activities by any Indemnitees (other than the General Partner) in accordance with the provisions of this Section 7.5 is hereby approved by the Partnership and all Partners, (ii) it shall be deemed not to be a breach of any fiduciary duty or any other obligation of any type whatsoever of the General Partner or of any Indemnitee for the Indemnitees (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership and (iii) except as set forth in the Omnibus Agreement, the General Partner and the Indemnitees shall have no obligation hereunder or as a result of any duty expressed or implied by law to present business opportunities to the Partnership.

(e)        The General Partner and each of its Affiliates may acquire Units or other Partnership Securities in addition to those acquired on the Closing Date and, except as otherwise provided in this Agreement, shall be entitled to exercise, at their option, all rights relating to all Units or other Partnership Securities acquired by them.

(f)        The term “Affiliates” when used in Section 7.5(a) and Section 7.5(e) with respect to the General Partner shall not include any Group Member.

(g)        Notwithstanding anything to the contrary in this Agreement, to the extent that any provision of this Agreement purports or is interpreted to have the effect of restricting the fiduciary duties that might otherwise, as a result of Delaware or other applicable law, be owed by the General Partner to the Partnership and its Limited Partners, or to constitute a waiver or consent by the Limited Partners to any such restriction, such provisions shall be inapplicable and have no effect in determining whether the General Partner has complied with its fiduciary duties in connection with determinations made by it under this Section 7.5.

Section    7.6 Loans from the General Partner; Loans or Contributions from the Partnership or Group Members.

(a)        The General Partner or any of its Affiliates may lend to any Group Member, and any Group Member may borrow from the General Partner or any of its Affiliates, funds needed or desired by the Group Member for such periods of time and in such amounts as the General Partner may determine; provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arm’s-length basis (without reference to the lending party’s financial abilities or guarantees), all as determined by the General Partner. The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.6(a) and Section 7.6(b), the term “Group Member” shall include any Affiliate of a Group Member that is controlled by the Group Member.

(b)        The Partnership may lend or contribute to any Group Member, and any Group Member may borrow from the Partnership, funds on terms and conditions determined by the General Partner. No Group Member may lend funds to the General Partner or any of its Affiliates (other than another Group Member).

(c)        No borrowing by any Group Member or the approval thereof by the General Partner shall be deemed to constitute a breach of any duty, expressed or implied, of the General Partner or its Affiliates to the Partnership or the Limited Partners by reason of the fact that the purpose or effect of such borrowing is directly or indirectly to (i) enable distributions to the General Partner or its Affiliates (including in their capacities as Limited Partners) to exceed the General Partner’s Percentage Interest of the total amount distributed to all partners or (ii) hasten the expiration of the Subordination Period or the conversion of any Subordinated Units into Common Units.

Section    7.7 Indemnification.

(a)        To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee; provided, that the Indemnitee shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.7, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or gross negligence or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful; provided, further, no indemnification pursuant to this Section 7.7 shall be available to the General Partner or its Affiliates (other than a Group Member) with respect to its obligations incurred pursuant to the Underwriting Agreement, the Omnibus Agreement or the Contribution Agreement (other than obligations incurred by the General Partner on behalf of the Partnership). Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

(b)        To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.7(a) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to a determination that the Indemnitee is not entitled to be indemnified upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 7.7.

(c)        The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law or otherwise, both as to actions in the Indemnitee’s capacity as an Indemnitee and as to actions in any other capacity (including any capacity under the Underwriting Agreement), and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

(d)        The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the General Partner, its Affiliates and such other Persons as the General Partner shall determine, against any liability that may be asserted against or expense that may be incurred by such Person in connection with the Partnership’s activities or such Person’s activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

(e)        For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute “fines” within the meaning of Section 7.7(a); and action taken or omitted by it with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the best interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in the best interests of the Partnership.

(f)        In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

(g)        An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(h)        The provisions of this Section 7.7 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

(i)        No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section    7.8 Liability of Indemnitees.

(a)        Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Limited Partners, the Assignees or any other Persons who have acquired interests in the Partnership Securities, for losses sustained or liabilities incurred as a result of any act or omission of an Indemnitee unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or gross negligence or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was criminal.

(b)        Subject to its obligations and duties as General Partner set forth in Section 7.1(a), the General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.

(c)        To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to the Partners, the General Partner and any other Indemnitee acting in connection with the Partnership’s business or affairs shall not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement.

(d)        Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnitees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section    7.9 Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties.

(a)        Unless otherwise expressly provided in this Agreement or any Group Member Agreement, whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership, any Group Member, any Partner or any Assignee, on the other, any resolution or course of action by the General Partner or its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, of any Group Member Agreement, of any agreement contemplated herein or therein, or of any duty stated or implied by law or equity, if the resolution or course of action in respect of such conflict of interest is (i) approved by Special Approval, (ii) approved by the vote of a majority of the Common Units and the Series A Preferred Units (excluding Common Units and Series A Preferred Units owned by the General Partner and its Affiliates) voting together as a single class on an as-converted basis, (iii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iv) fair and reasonable to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). The General Partner shall be authorized but not required in connection with its resolution of such conflict of interest to seek Special Approval of such resolution, and the General Partner may also adopt a resolution or course of action that has not received Special Approval. If Special Approval is not sought and the board of directors of the General Partner determines that the resolution or course of action taken with respect to a conflict of interest satisfies either of the standards set forth in clauses (iii) or (iv) above, then it shall be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by any Limited Partner or Assignee or by or on behalf of such Limited Partner or Assignee or any other Limited Partner or Assignee or the Partnership challenging such approval, the Person bringing or prosecuting such proceeding shall have the burden of overcoming such presumption. Notwithstanding anything to the contrary in this Agreement, the transactions effected pursuant to Sections 5.2 and 5.3 and the Contribution Agreement, as well as any other transactions or conflicts of interest described in the Registration Statement, are hereby approved by all Partners.

(b)        Whenever the General Partner makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its capacity as the general partner of the Partnership as opposed to in its individual capacity, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then, unless another express standard is provided for in this Agreement, the General Partner, or such Affiliate causing it to do so, shall make such determination or take or decline to take such other action in good faith and shall not be subject to any other or different standards imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation. In order for a determination or other action to be in “good faith” for purposes of this Agreement, the Person or Persons making such determination or taking or declining to take such other action must reasonably believe that the determination or other action is in the best interests of the Partnership, unless the context otherwise requires.

(c)        Whenever the General Partner makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its individual capacity as opposed to in its capacity as the general partner of the Partnership, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then the General Partner, or such Affiliates causing it to do so, are entitled to make such determination or to take or decline to take such other action free of any fiduciary duty or obligation whatsoever to the Partnership, any Limited Partner or Assignee, and the General Partner, or such Affiliates causing it to do so, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation. By way of illustration and not of limitation, whenever the phrase, “at the option of the General Partner,” or some variation of that phrase, is used in this Agreement, it indicates that the General Partner is acting in its individual capacity.

(d)        Notwithstanding anything to the contrary in this Agreement, the General Partner and its Affiliates shall have no duty or obligation, express or implied, to (i) sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business or (ii) permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use. Any determination by the General Partner or any of its Affiliates to enter into such contracts shall be at its option.

(e)        Except as expressly set forth in this Agreement, neither the General Partner nor any other Indemnitee shall have any duties or liabilities, including fiduciary duties, to the Partnership or any Limited Partner or Assignee and the provisions of this Agreement, to the extent that they restrict, eliminate or otherwise modify the duties and liabilities, including fiduciary duties, of the General Partner or any other Indemnitee otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of the General Partner or such other Indemnitee.

(f)        The Unitholders hereby authorize the General Partner, on behalf of the Partnership as a partner or member of a Group Member, to approve of actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.9.

Section    7.10 Other Matters Concerning the General Partner.

(a)        The General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

(b)        The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

(c)        The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Partnership.

Section    7.11 Purchase or Sale of Partnership Securities.

The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Securities; provided that, except as permitted pursuant to Section 4.10 and except as contemplated by Section 5.3(b), the General Partner may not cause any Group Member to purchase Subordinated Units during the Subordination Period. As long as Partnership Securities are held by any Group Member, such Partnership Securities shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partner or any Affiliate of the General Partner may also purchase or otherwise acquire and sell or otherwise dispose of Partnership Securities for its own account, subject to the provisions of Articles IV and X.

Section    7.12 Registration Rights of the General Partner and its Affiliates.

(a)        If (i) the General Partner or any Affiliate of the General Partner (including for purposes of this Section 7.12, any Person that is an Affiliate of the General Partner at the date hereof notwithstanding that it may later cease to be an Affiliate of the General Partner) holds Partnership Securities that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Partnership Securities (the “Holder”) to dispose of the number of Partnership Securities it desires to sell at the time it desires to do so without registration under the Securities Act, then at the option and upon the request of the Holder, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use all reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Securities covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of Partnership Securities specified by the Holder; provided, however, that the Partnership shall not be required to effect more than three registrations pursuant to this Section 7.12(a); and provided further, however, that if the Conflicts Committee determines that a postponement of the requested registration for up to six months would be in the best interests of the Partnership and its Partners due to a pending transaction, investigation or other event, the filing of such registration statement or the effectiveness thereof may be deferred for up to six months, but not thereafter. In connection with any registration pursuant to the immediately preceding sentence, the Partnership shall (i) promptly prepare and file (A) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration, and (B) such documents as may be necessary to apply for listing or to list the Partnership Securities subject to such registration on such National Securities Exchange as the Holder shall reasonably request and (ii) do any and all other acts and things that may be necessary or appropriate to enable the Holder to consummate a public sale of such Partnership Securities in such states. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(b)        If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of equity securities of the Partnership for cash (other than an offering relating solely to an employee benefit plan), the Partnership shall use all reasonable efforts to include such number or amount of securities held by the Holder in such registration statement as the Holder shall request; provided that the Partnership is not required to make any effort or take any action to so include the securities of the Holder once the registration statement is declared effective by the Commission, including any registration statement providing for the offering from time to time of securities pursuant to Rule 415 of the Securities Act. If the proposed offering pursuant to this Section 7.12(b) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and the Holder in writing that in their opinion the inclusion of all or some of the Holder’s Partnership Securities would adversely and materially affect the success of the offering, the Partnership shall include in such offering only that number or amount, if any, of securities held by the Holder that, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(c)        If underwriters are engaged in connection with any registration referred to in this Section 7.12, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership’s obligation under Section 7.7, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, “Indemnified Persons”) against any losses, claims, demands, actions, causes of action, assessments, damages, liabilities (joint or several), costs and expenses (including interest, penalties and reasonable attorneys’ fees and disbursements), resulting to, imposed upon, or incurred by the Indemnified Persons, directly or indirectly, under the Securities Act or otherwise (hereinafter referred to in this Section 7.12(c) as a “claim” and in the plural as “claims”) based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Partnership Securities were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus (if used prior to the effective date of such registration statement), or in any summary or final prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

(d)        The provisions of Sections 7.12(a) and 7.12(b) shall continue to be applicable with respect to the General Partner (and any of the General Partner’s Affiliates) after it ceases to be a general partner of the Partnership, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Partnership Securities with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same Partnership Securities for which registration was demanded during such two-year period. The provisions of Section 7.12(c) shall continue in effect thereafter.

(e)        Any request to register Partnership Securities pursuant to this Section 7.12 shall (i) specify the Partnership Securities intended to be offered and sold by the Person making the request, (ii) express such Person’s present intent to offer such Partnership Securities for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Securities, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Securities.

Section    7.13 Reliance by Third Parties.

Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any officer of the General Partner authorized by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer as if it were the Partnership’s sole party in interest, both legally and beneficially. Each Limited Partner hereby waives any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the General Partner or any such officer in connection with any such dealing. In no event shall any Person dealing with the General Partner or any such officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

ARTICLE VIII

BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section    8.1 Records and Accounting.

The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership’s business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders and Assignees of Units or other Partnership Securities, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, punch cards, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.

Section    8.2 Fiscal Year.

The fiscal year of the Partnership shall be a fiscal year ending December 31.

Section    8.3 Reports.

(a)        As soon as practicable, but in no event later than 120 days after the close of each fiscal year of the Partnership, the General Partner shall cause to be mailed or made available to each Record Holder of a Unit as of a date selected by the General Partner, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner.

(b)        As soon as practicable, but in no event later than 90 days after the close of each Quarter except the last Quarter of each fiscal year, the General Partner shall cause to be mailed or made available to each Record Holder of a Unit, as of a date selected by the General Partner, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed, or as the General Partner determines to be necessary or appropriate.

ARTICLE IX

TAX MATTERS

Section    9.1 Tax Returns and Information.

The Partnership shall timely file all returns of the Partnership that are required for federal, state and local income tax purposes on the basis of the accrual method and a taxable year ending on December 31. The tax information reasonably required by Record Holders for federal and state income tax reporting purposes with respect to a taxable year shall be furnished to them within 90 days of the close of the calendar year in which the Partnership’s taxable year ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for federal income tax purposes.

Section    9.2 Tax Elections.

(a)        The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the General Partner’s determination that such revocation is in the best interests of the Limited Partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Limited Partner Interest will be deemed to be the lowest quoted closing price of the Limited Partner Interests on any National Securities Exchange on which such Limited Partner Interests are listed during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(g) without regard to the actual price paid by such transferee.

(b)        The Partnership shall elect to deduct expenses incurred in organizing the Partnership ratably over a sixty-month period as provided in Section 709 of the Code.

(c)        Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.

Section    9.3 Tax Controversies.

Subject to the provisions hereof, the General Partner is designated as the Tax Matters Partner (as defined in the Code) and is authorized and required to represent the Partnership (at the Partnership’s expense) in connection with all examinations of the Partnership’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings.

Section    9.4 Withholding.

Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that may be required to cause the Partnership and other Group Members to comply with any withholding requirements established under the Code or any other federal, state or local law including, without limitation, pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner or Assignee (including, without limitation, by reason of Section 1446 of the Code), the General Partner may treat the amount withheld as a distribution of cash pursuant to Section 6.3 in the amount of such withholding from such Partner.

ARTICLE X

ADMISSION OF PARTNERS

Section 10.1    Admission of Initial Limited Partners.

Upon the issuance by the Partnership of Common Units, Subordinated Units and Incentive Distribution Rights to the General Partner and the Underwriters as described in Section 5.3 in connection with the Initial Offering, the General Partner shall admit such parties to the Partnership as Initial Limited Partners in respect of the Common Units, Subordinated Units or Incentive Distribution Rights issued to them.

Section 10.2    Admission of Substituted Limited Partners.

By transfer of a Limited Partner Interest in accordance with Article IV, the transferor shall be deemed to have given the transferee the right to seek admission as a Substituted Limited Partner subject to the conditions of, and in the manner permitted under, this Agreement. A transferor of a Certificate representing a Limited Partner Interest shall, however, only have the authority to convey to a purchaser or other transferee who does not execute and deliver a Transfer Application (a) the right to negotiate such Certificate to a purchaser or other transferee and (b) the right to transfer the right to request admission as a Substituted Limited Partner to such purchaser or other transferee in respect of the transferred Limited Partner Interests. Each transferee of a Limited Partner Interest (including any nominee holder or an agent acquiring such Limited Partner Interest for the account of another Person) who executes and delivers a Transfer Application shall, by virtue of such execution and delivery, be an Assignee. Such Assignee shall automatically be admitted to the Partnership as a Substituted Limited Partner with respect to the Limited Partner Interests so transferred to such Person at such time as such transfer is recorded in the books and records of the Partnership, and until so recorded, such transferee shall be an Assignee. The General Partner shall periodically, but no less frequently than on the first Business Day of each calendar quarter, cause any unrecorded transfers of Limited Partner Interests with respect to which a completed and duly executed Transfer Application has been received to be recorded in the books and records of the Partnership. An Assignee shall have an interest in the Partnership equivalent to that of a Limited Partner with respect to allocations and distributions, including liquidating distributions, of the Partnership. With respect to voting rights attributable to Limited Partner Interests that are held by Assignees, the General Partner shall be deemed to be the Limited Partner with respect thereto and shall, in exercising the voting rights in respect of such Limited Partner Interests on any matter, vote such Limited Partner Interests at the written direction of the Assignee who is the Record Holder of such Limited Partner Interests. If no such written direction is received, such Limited Partner Interests will not be voted. An Assignee shall have no other rights of a Limited Partner.

Section 10.3    Admission of Successor General Partner.

A successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner Interest pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner, pursuant to Section 11.1 or 11.2 or the transfer of the General Partner Interest pursuant to

Section 4.6, provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

Section 10.4    Admission of Additional Limited Partners.

(a)        A Person (other than the General Partner, an Initial Limited Partner or a Substituted Limited Partner) who makes a Capital Contribution to the Partnership in accordance with this Agreement, or who is otherwise entitled to become a Limited Partner under the Delaware Act, shall be admitted to the Partnership as an Additional Limited Partner only upon furnishing to the General Partner:

(i)        evidence of acceptance in form satisfactory to the General Partner of all of the terms and conditions of this Agreement, including the power of attorney granted in Section 2.6, and

(ii)        such other documents or instruments as may be required by the General Partner to effect such Person’s admission as an Additional Limited Partner.

(b)        Notwithstanding anything to the contrary in this Section 10.4, no Person shall be admitted as an Additional Limited Partner without the consent of the General Partner. The admission of any Person as an Additional Limited Partner shall become effective on the date upon which the name of such Person is recorded as such in the books and records of the Partnership, following the consent of the General Partner to such admission.

Section 10.5    Amendment of Agreement and Certificate of Limited Partnership.

To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary or appropriate under the Delaware Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership, and the General Partner may for this purpose, among others, exercise the power of attorney granted pursuant to Section 2.6.

Section 10.6    Acceptance of Certificate.

The acceptance of a Certificate by any Person (including, but not limited to, the direct electronic registration of one or more Common Units or other Partnership Securities) shall (among other things) constitute conclusive evidence of acceptance of the terms and conditions of this Agreement, including the power of attorney granted in Section 2.6.

ARTICLE XI

WITHDRAWAL OR REMOVAL OF PARTNERS

Section 11.1    Withdrawal of the General Partner.

(a)        The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an “Event of Withdrawal”);

(i)        The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

(ii)        The General Partner transfers all of its rights as General Partner pursuant to Section 4.6;

(iii)        The General Partner is removed pursuant to Section 11.2;

(iv)        The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A)-(C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;

(v)        A final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or

(vi)        (A) in the event the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) in the event the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner; (C) in the event the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) in the event the General Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise in the event of the termination of the General Partner.

If an Event of Withdrawal specified in Section 11.1(a)(iv), (v) or (vi)(A), (B), (C) or (E) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

(b)        Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 12:00 midnight, prevailing Eastern Time, on September 30, 2014, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners; provided that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Common Units and Series A Preferred Units (excluding Common Units and Series A Preferred Units owned by the General Partner and its Affiliates) voting together as a single class on an as-converted basis and the General Partner delivers to the Partnership an Opinion of Counsel (“Withdrawal Opinion of Counsel”) that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability of any Limited Partner or any Group Member or cause any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed); (ii) at any time after 12:00 midnight, prevailing Eastern Time, on September 30, 2014, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or (iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), the holders of a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If, prior to the effective date of the General Partner’s withdrawal, a successor is not selected by the Unitholders as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1. Any successor General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.3.

Section 11.2    Removal of the General Partner.

The General Partner may be removed if such removal is approved by the Unitholders holding at least 66 2/3% of the Outstanding Units (including Units held by the General Partner and its Affiliates). Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Unitholders holding a majority of the outstanding Common Units voting as a class and a majority of the outstanding Subordinated Units voting as a class (including Units held by the General Partner and its Affiliates). Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.3. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If a Person is elected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.3, automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.3.

Section 11.3    Interest of Departing Partner and Successor General Partner.

(a)        In the event of (i) withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the General Partner by the holders of Outstanding Units under circumstances where Cause does not exist, if the successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2, the Departing Partner shall have the option, exercisable prior to the effective date of the departure of such Departing Partner, to require its successor to purchase its General Partner Interest and its general partner interest (or equivalent interest), if any, in the other Group Members and all of its Incentive Distribution Rights (collectively, the “Combined Interest”) in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its departure. If the General Partner is removed by the Unitholders under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement, and if a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner), such successor shall have the option, exercisable prior to the effective date of the departure of such Departing Partner (or, in the event the business of the Partnership is continued, prior to the date the business of the Partnership is continued), to purchase the Combined Interest for such fair market value of such Combined Interest of the Departing Partner. In either event, the Departing Partner shall be entitled to receive all reimbursements due such Departing Partner pursuant to Section 7.4, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing Partner for the benefit of the Partnership or the other Group Members.

For purposes of this Section 11.3(a), the fair market value of the Departing Partner’s Combined Interest shall be determined by agreement between the Departing Partner and its successor or, failing agreement within 30 days after the effective date of such Departing Partner’s departure, by an independent investment banking firm or other independent expert selected by the Departing Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such departure, then the Departing Partner shall designate an independent investment banking firm or other independent expert, the Departing Partner’s successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest of the Departing Partner. In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Units on any National Securities Exchange on which Units are then listed, the value of the Partnership’s assets, the rights and obligations of the Departing Partner and other factors it may deem relevant.

(b)        If the Combined Interest is not purchased in the manner set forth in Section 11.3(a), the Departing Partner (or its transferee) shall become a Limited Partner and its Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing Partner (or its transferee) as to all debts and liabilities of the Partnership arising on or after the date on which the Departing Partner (or its transferee) becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest of the Departing Partner to Common Units will be characterized as if the Departing Partner (or its transferee) contributed its Combined Interest to the Partnership in exchange for the newly issued Common Units.

(c)        If a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner) and the option described in Section 11.3(a) is not exercised by the party entitled to do so, the successor General Partner shall, at the effective date of its admission to the Partnership, contribute to the Partnership cash in the amount equal to the product of the Percentage Interest of the Departing Partner and the Net Agreed Value of the Partnership’s assets on such date. In such event, such successor General Partner shall, subject to the following sentence, be entitled to its Percentage Interest of all Partnership allocations and distributions, to which the Departing Partner was entitled. In addition, the successor General Partner shall cause this Agreement to be amended to reflect that, from and after the date of such successor General Partner’s admission, the successor General Partner’s interest in all Partnership distributions and allocations shall be its Percentage Interest.

Section 11.4    Termination of Subordination Period, Conversion of Subordinated Units and Extinguishment of Cumulative Common Unit Arrearages.

Notwithstanding any provision of this Agreement, if the General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist and Units held by the General Partner and its Affiliates are not voted in favor of such removal, (i) the Subordination Period will end and all Outstanding Subordinated Units will immediately and automatically convert into Common Units on a one-for-one basis, (ii) all Cumulative Common Unit Arrearages on the Common Units will be extinguished and (iii) the General Partner will have the right to convert its General Partner Interest and its Incentive Distribution Rights into Common Units or receive cash in exchange therefor.

Section 11.5    Withdrawal of Limited Partners.

No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner’s Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

ARTICLE XII

DISSOLUTION AND LIQUIDATION

Section 12.1    Dissolution.

The Partnership shall not be dissolved by the admission of Substituted Limited Partners or Additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Section 11.1 or 11.2, the Partnership shall not be dissolved and such successor General Partner shall continue the business of the Partnership. The Partnership shall dissolve, and (subject to Section 12.2) its affairs shall be wound up, upon:

(a)        an Event of Withdrawal of the General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and an Opinion of Counsel is received as provided in Section 11.1(b) or 11.2 and such successor is admitted to the Partnership pursuant to Section 10.3;

(b)        an election to dissolve the Partnership by the General Partner that is approved by the holders of a Unit Majority;

(c)        the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or

(d)        at any time there are no Limited Partners, unless the Partnership is continued without dissolution in accordance with the Delaware Act.

Section 12.2    Continuation of the Business of the Partnership After Dissolution.

Upon (a) dissolution of the Partnership following an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in Section 11.1(a)(i) or (iii) and the failure of the Partners to select a successor to such Departing Partner pursuant to Section 11.1 or 11.2, then within 90 days thereafter, or (b) dissolution of the Partnership upon an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv), (v) or (vi), then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a Unit Majority may elect to elect to continue the business of the Partnership on the same terms and conditions set forth in this Agreement by forming a new limited partnership on terms identical to those set forth in this Agreement and having as the successor General Partner a Person approved by the holders of a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

(i)        the Partnership shall continue without dissolution unless earlier dissolved in accordance with this Article XII;

(ii)        if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and

(iii)        all necessary steps shall be taken to cancel this Agreement and the Certificate of Limited Partnership and to enter into and, as necessary, to file a new partnership agreement and certificate of limited partnership, and the successor General Partner may for this purpose exercise the powers of attorney granted the General Partner pursuant to Section 2.6; provided, that the right of the holders of a Unit Majority to approve a successor General Partner and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of limited liability of any Limited Partner and (y) neither the Partnership nor any other Group Member would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of such right to continue (to the extent not already so treated or taxed).

Section 12.3    Liquidator.

Upon dissolution of the Partnership, unless the business of the Partnership is continued pursuant to Section 12.2, the General Partner shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days’ prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.3(b)) necessary or appropriate to carry out the duties and functions of the Liquidator hereunder for and during the period of time required to complete the winding up and liquidation of the Partnership as provided for herein.

Section 12.4    Liquidation.

The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to Section 17-804 of the Delaware Act and the following:

(a)        The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may defer liquidation or distribution of the Partnership’s assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership’s assets would be impractical or would cause undue loss to the Partners. The Liquidator may distribute the Partnership’s assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

(b)        Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts owed to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

(c)        All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (including, the allocations provided for under Section 6.1(d)(xi)(C) and (D), which allocates items of gross income, gain, loss and deduction among the Partners to the maximum extent possible to provide a preference in liquidation to the Capital Account of the Series A Preferred Units over the Capital Accounts of Series A Junior Securities, but excluding adjustments made by reason of distributions pursuant to this Section 12.4(c)) for the taxable year of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable year (or, if later, within 90 days after said date of such occurrence); provided , that any cash or cash equivalents available for distribution under this Section 12.4(c) shall be distributed with respect to the Series A Preferred Units, (up to the positive balances in the associated Capital Accounts) prior to any distribution of cash or cash equivalents prior any class or series of Partnership Interests that, with respect to distributions upon liquidation of the Partnership, ranks junior to the Series A Preferred Units, including but not limited to Common Units.

Section 12.5    Cancellation of Certificate of Limited Partnership.

Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Partnership shall be terminated and the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

Section 12.6    Return of Contributions.

The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

Section 12.7    Waiver of Partition.

To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

Section 12.8    Capital Account Restoration.

No Limited Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership. The General Partner shall be obligated to restore any negative balance in its Capital Account upon liquidation of its interest in the Partnership by the end of the taxable year of the Partnership during which such liquidation occurs, or, if later, within 90 days after the date of such liquidation.

ARTICLE XIII

AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

Section 13.1    Amendments to be Adopted Solely by the General Partner.

Each Partner agrees that the General Partner, without the approval of any Partner or Assignee, subject to Section 5.11(b)(iii)(B) may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(a)        a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

(b)        admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

(c)        a change that the General Partner determines to be necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the Group Members will not be treated as associations taxable as corporations or otherwise taxed as entities for federal income tax purposes;

(d)        a change that the General Partner determines (i) does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, (ii) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Units (including the division of any class or classes of Outstanding Units into different classes to facilitate uniformity of tax consequences within such classes of Units) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are or will be listed, (iii) to be necessary or appropriate in connection with action taken by the General Partner pursuant to Section 5.10 or (iv) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

(e)        a change in the fiscal year or taxable year of the Partnership and any other changes that the General Partner determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Partnership including, if the General Partner shall so determine, a change in the definition of “Quarter” and the dates on which distributions are to be made by the Partnership;

(f)        an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, or the General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(g)        subject to the terms of Section 5.7, an amendment that the General Partner determines to be necessary or appropriate in connection with the authorization of issuance of any class or series of Partnership Securities pursuant to Section 5.6;

(h)        any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

(i)        an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

(j)        an amendment that the General Partner determines to be necessary or appropriate to reflect and account for the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4;

(k)        a merger or conveyance pursuant to Section 14.3(d); or

(l)        any other amendments substantially similar to the foregoing.

Section 13.2    Amendment Procedures.

Except as provided in Sections 13.1 and 13.3, all amendments to this Agreement shall be made in accordance with the following requirements. Amendments to this Agreement may be proposed only by the General Partner; provided, however, that the General Partner shall have no duty or obligation to propose any amendment to this Agreement and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership, any Limited Partner or Assignee and, in declining to propose an amendment, to the fullest extent permitted by law, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation. A proposed amendment shall be effective upon its approval by the holders of a Unit Majority, unless a greater or different percentage is required under this Agreement or by Delaware law. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units or class of Limited Partners shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Units or class of Limited Partners or call a meeting of the Unitholders to consider and vote on such proposed amendment. The General Partner shall notify all Record Holders upon final adoption of any such proposed amendments.

Section 13.3    Amendment Requirements.

(a)        Notwithstanding the provisions of Sections 13.1 and 13.2, no provision of this Agreement that establishes a percentage of Outstanding Units (including Units deemed owned by the General Partner) or class of Limited Partners required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced.

(b)        Notwithstanding the provisions of Sections 13.1 and 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c), (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without its consent, which consent may be given or withheld at its option, (iii) change Section 12.1(b), or (iv) change the term of the Partnership or, except as set forth in Section 12.1(b), give any Person the right to dissolve the Partnership.

(c)        Except as provided in Section 14.3, and without limitation of the General Partner’s authority to adopt amendments to this Agreement without the approval of any Partners or Assignees as contemplated in Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected.

(d)        Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Outstanding Units voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable law.

(e)        Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of the holders of at least 90% of the Outstanding Units.

Section 13.4    Special Meetings.

All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Units of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

Section 13.5    Notice of a Meeting.

Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Units for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

Section 13.6    Record Date.

For purposes of determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11 the General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed, in which case the rule, regulation, guideline or requirement of such exchange shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Limited Partners are requested in writing by the General Partner to give such approvals.

Section 13.7    Adjournment.

When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

Section 13.8    Waiver of Notice; Approval of Meeting; Approval of Minutes.

The transactions of any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy, and if, either before or after the meeting, Limited Partners representing such quorum who were present in person or by proxy and entitled to vote, sign a written waiver of notice or an approval of the holding of the meeting or an approval of the minutes thereof. All waivers and approvals shall be filed with the Partnership records or made a part of the minutes of the meeting. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except when the Limited Partner attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

Section 13.9    Quorum and Voting.

The holders of a majority of the Outstanding Units of the class or classes for which a meeting has been called (including Outstanding Units deemed owned by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by holders of a greater percentage of such Units, in which case the quorum shall be such greater percentage. At any meeting of the Limited Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Units that in the aggregate represent a majority of the Outstanding Units entitled to vote and that are present in person or by proxy at such meeting shall be deemed to constitute the act of all Limited Partners, unless a greater or different percentage or class vote is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Units that in the aggregate represent at least such greater or different percentage or the act of the Limited Partners holding the requisite percentage of the necessary class, shall be required. The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Outstanding Units specified in this Agreement (including Outstanding Units deemed owned by the General Partner). In the absence of a quorum any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of holders of at least a majority of the Outstanding Units entitled to vote at such meeting (including Outstanding Units deemed owned by the General Partner) represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.

Section 13.10    Conduct of a Meeting.

The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it determines to be necessary or appropriate concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.

Section 13.11    Action Without a Meeting.

If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage of the Outstanding Units (including Units deemed owned by the General Partner) that would be necessary to authorize or take such action at a meeting at which all the Limited Partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed, in which case the rule, regulation, guideline or requirement of such exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved in writing. The General Partner may specify that any written ballot submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Units held by the Limited Partners, the Partnership shall be deemed to have failed to receive a ballot for the Units that were not voted. If approval of the taking of any action by the Limited Partners is solicited by any Person other than by or on behalf of the General Partner, the written approvals shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the General Partner, (b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are deposited with the Partnership and (c) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability, and (ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners.

Section 13.12    Right to Vote and Related Matters.

(a)        Only those Record Holders of the Units on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of “Outstanding”) shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Units have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Units.

(b)        With respect to Units that are held for a Person’s account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Units are registered, such other Person shall, in exercising the voting rights in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, vote such Units in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.

ARTICLE XIV

MERGER

Section 14.1    Authority.

The Partnership may merge or consolidate with one or more corporations, limited liability companies, business trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a general partnership or limited partnership, formed under the laws of the State of Delaware or any other state of the United States of America, pursuant to a written agreement of merger or consolidation (“Merger Agreement”) in accordance with this Article XIV.

Section 14.2    Procedure for Merger or Consolidation.

Merger or consolidation of the Partnership pursuant to this Article XIV requires the prior consent of the General Partner; provided, however, that, to the fullest extent permitted by law, the General Partner shall have no duty or obligation to consent to any merger or consolidation of the Partnership and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership, any Limited Partner or Assignee and, in declining to consent to a merger or consolidation, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation. If the General Partner shall determine to consent to the merger or consolidation, the General Partner shall approve the Merger Agreement, which shall set forth:

(a)        the names and jurisdictions of formation or organization of each of the business entities proposing to merge or consolidate;

(b)        the name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger or consolidation (the “Surviving Business Entity”);

(c)        the terms and conditions of the proposed merger or consolidation;

(d)        the manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity; and (i) if any general or limited partner interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or general or limited partner interests, rights, securities or obligations of any limited partnership, corporation, trust or other entity (other than the Surviving Business Entity) which the holders of such general or limited partner interests, securities or rights are to receive in exchange for, or upon conversion of their general or limited partner interests, securities or rights, and (ii) in the case of securities represented by certificates, upon the surrender of such certificates, which cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

(e)        a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

(f)        the effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of the certificate of merger, the effective time shall be fixed no later than the time of the filing of the certificate of merger and stated therein); and

(g)        such other provisions with respect to the proposed merger or consolidation that the General Partner determines to be necessary or appropriate.

Section 14.3    Approval by Limited Partners of, Merger or Consolidation.

(a)        Except as provided in Section 14.3(d), the General Partner, upon its approval of the Merger Agreement, shall direct that the Merger Agreement be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement shall be included in or enclosed with the notice of a special meeting or the written consent.

(b)        Except as provided in Section 14.3(d), the Merger Agreement shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority unless the Merger Agreement contains any provision that, if contained in an amendment to this Agreement, the provisions of this Agreement or the Delaware Act would require for its approval the vote or consent of a greater percentage of the Outstanding Units or of any class of Limited Partners, in which case such greater percentage vote or consent shall be required for approval of the Merger Agreement.

(c)        Except as provided in Section 14.3(d), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger pursuant to Section 14.4, the merger or consolidation may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement.

(d)        Notwithstanding anything else contained in this this Agreement, the General Partner may, without Limited Partner approval, convert the Partnership or any Group Member into a new limited liability entity, to merge the Partnership or any Group Member into, or convey all of the Partnership’s assets to, another limited liability entity which shall be newly formed and shall have no assets, liabilities or operations at the time of such conversion, merger or conveyance other than those it receives from the Partnership or other Group Member if (i) the General Partner has received an Opinion of Counsel that the conversion, merger or conveyance, as the case may be, would not result in the loss of the limited liability of any Limited Partner or any Group Member or cause the Partnership or any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed), (ii) the sole purpose of such conversion, merger or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the governing instruments of the new entity provide the Limited Partners and the General Partner with the same rights and obligations as are herein contained.

Section 14.4    Certificate of Merger.

Upon the required approval by the General Partner and the Unitholders of a Merger Agreement, a certificate of merger shall be executed and filed with the Secretary of State of the State of Delaware in conformity with the requirements of the Delaware Act.

Section 14.5    Effect of Merger.

(a)        At the effective time of the certificate of merger:

(i)        all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

(ii)        the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

(iii)        all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

(iv)        all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

(b)        A merger or consolidation effected pursuant to this Article shall not be deemed to result in a transfer or assignment of assets or liabilities from one entity to another.

ARTICLE XV

RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

Section 15.1    Right to Acquire Limited Partner Interests.

(a)        Notwithstanding any other provision of this Agreement, if at any time the General Partner and its Affiliates hold more than 80% of the total Limited Partner Interests of any class then Outstanding, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable at its option, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its

Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed. As used in this Agreement, (i) “Current Market Price” as of any date of any class of Limited Partner Interests means the average of the daily Closing Prices (as hereinafter defined) per Limited Partner Interest of such class for the 20 consecutive Trading Days (as hereinafter defined) immediately prior to such date; (ii) “Closing Price” for any day means the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal National Securities Exchange (other than the Nasdaq National Market) on which such Limited Partner Interests of such class are listed or, if such Limited Partner Interests are not listed on any National Securities Exchange (other than the Nasdaq National Market), the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the Nasdaq National Market or such other system then in use, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined by the General Partner; and (iii) “Trading Day” means a day on which the principal National Securities Exchange on which such Limited Partner Interests of any class are listed is open for the transaction of business or, if Limited Partner Interests of a class are not listed on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

(b)        If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the “Notice of Election to Purchase”) and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be published for a period of at least three consecutive days in at least two daily newspapers of general circulation printed in the English language and published in the Borough of Manhattan, New York. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests in the case of Limited Partner Interests evidenced by Certificates, in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests (including any rights pursuant to Articles IV, V, VI, and XII) shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such Limited Partner Interests in the case of Limited Partner Interests evidenced by Certificates, and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests (including all rights as owner of such Limited Partner Interests pursuant to Articles IV, V, VI, and XII).

(c)        In the case of Limited Partner Interests evidenced by Certificates, at any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this Section 15.1 may surrender his Certificate evidencing such Limited Partner Interest to the Transfer Agent in exchange for payment of the amount described in Section 15.1(a), therefor, without interest thereon.

ARTICLE XVI

GENERAL PROVISIONS

Section 16.1    Addresses and Notices.

Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner or Assignee under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner or Assignee at the address described below. Any notice, payment or report to be given or made to a Partner or Assignee hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Securities at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Securities by reason of any assignment or otherwise. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Record Holder at the address of such Record Holder appearing on the books and records of the Transfer Agent or the Partnership is returned by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver it, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) if they are available for the Partner or Assignee at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners and Assignees. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner, Assignee or other Person if believed by it to be genuine.

Section 16.2    Further Action.

The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 16.3    Binding Effect; Third Party Beneficiaries.

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns. Each Partner agrees that any Indemnitee shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Indemnitee.

Section 16.4    Integration.

This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 16.5    Creditors.

None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

Section 16.6    Waiver.

No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

Section 16.7    Counterparts.

This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Unit, upon accepting the certificate evidencing such Unit or executing and delivering a Transfer Application as herein described, independently of the signature of any other party.

Section 16.8    Applicable Law.

This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

Section 16.9    Invalidity of Provisions.

If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

Section 16.10    Consent of Partners.

Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

GENERAL PARTNER: STONEMOR GP LLC

By:
Name:
Title:

LIMITED PARTNERS:

All Limited Partners now and hereafter admitted as Limited Partners of the Partnership, pursuant to powers of attorney now and hereafter executed in favor of, and granted and delivered to, the General Partner.

STONEMOR GP LLC

By:
Name:
Title:

EXHIBIT A

to the Third Amended and

Restated Agreement of Limited Partnership of

StoneMor Partners L.P.

Certificate Evidencing Common Units

Representing Limited Partner Interests in

StoneMor Partners L.P.

No. _____	_____Common Units

StoneMor GP LLC, a Delaware limited liability company and the General Partner of StoneMor Partners L.P., a Delaware limited partnership (the “Partnership”), hereby certifies that (the “Holder”) is the registered owner of Common Units representing limited partner interests in the Partnership (the “Common Units”) transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed and accompanied by a properly executed application for transfer of the Common Units represented by this Certificate. The rights and limitations of the Common Units are set forth in, and this Certificate and the Common Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at 155 Rittenhouse Circle, Bristol, Pennsylvania 19007. Capitalized terms used herein but not defined shall have the meanings given them in the Partnership Agreement.

The Holder, by accepting this Certificate, is deemed to have (a) requested admission as, and agreed to become, a Limited Partner or a Substituted Limited Partner, as applicable, and to have agreed to comply with and be bound by and to have executed the Partnership Agreement, (b) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (c) appointed the General Partner and, if a Liquidator shall be appointed, the Liquidator of the Partnership as the Holder’s attorney to execute, swear to, acknowledge and file any document, including, without limitation, the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership of the Partnership and any amendment thereto, necessary or appropriate for the Holder’s admission as a Limited Partner or a Substituted Limited Partner, as applicable, in the Partnership and as a party to the Partnership Agreement, (d) given the powers of attorney provided for in the Partnership Agreement, (e) made the waivers and given the consents and approvals contained in the Partnership Agreement and (f) certified to the Partnership that the Holder (including, to the best of the Holder’s knowledge, any person for whom the Holder holds the Common Units) is an Eligible Citizen.

This Certificate shall not be valid for any purpose unless it has been countersigned and registered by the Transfer Agent and Registrar.

Dated:	StoneMor Partners L.P.

Countersigned and Registered by:	By: StoneMor GP LLC, Inc., its General Partner

By:
as Transfer Agent and Registrar	Name:

By:	By:
Authorized Signature	Secretary

[Reverse of Certificate]

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM–	as tenants in common	UNIF GIFT MIN ACT–
TEN ENT –	as tenants by the entireties	_______Custodian _______
(Cust) (Minor)

JT TEN –	as joint tenants with right of survivorship and not as tenants in common	under Uniform Gifts Act (State)

Additional abbreviations, though not in the above list, may also be used.

ASSIGNMENT OF COMMON UNITS

in

STONEMOR PARTNERS L.P.

YOU MUST REPORT THIS REGISTRATION NUMBER TO THE INTERNAL REVENUE SERVICE IF YOU CLAIM ANY DEDUCTION, LOSS, CREDIT OR OTHER TAX BENEFIT OR REPORT ANY INCOME BY REASON OF YOUR INVESTMENT IN STONEMOR PARTNERS L.P.

You must report the registration number as well as the name and taxpayer identification number of StoneMor Partners L.P. on Internal Revenue Code Form 8271. FORM 8271 MUST BE ATTACHED TO THE RETURN ON WHICH YOU CLAIM THE DEDUCTION, LOSS, CREDIT OR OTHER TAX BENEFIT OR REPORT ANY INCOME BY REASON OF YOUR INVESTMENT IN STONEMOR PARTNERS L.P.

If you transfer your interest in StoneMor Partners L.P to another person, you are required by the Internal Revenue Service to keep a list containing (a) that person’s name, address and taxpayer identification number, (b) the date on which you transferred the interest and (c) the name, address and tax shelter registration number of StoneMor Partners L.P. If you do not want to keep such a list, you must (1) send the information specified above to StoneMor Partners L.P, which will keep the list for this tax shelter, and (2) give a copy of this notice to the person to whom you transfer your interest. Your failure to comply with any of the above-described responsibilities could result in the imposition of a penalty under Section 6707(b) or 6708(a) of the Internal Revenue Service Code of 1986, as amended, unless such failure is shown to be due to reasonable cause.

ISSUANCE OF A REGISTRATION NUMBER DOES NOT INDICATE THAT THIS INVESTMENT OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE INTERNAL REVENUE SERVICE.

FOR VALUE RECEIVED, __________ hereby assigns, conveys, sells and transfers unto

(Please print or typewrite name and address of Assignee)	(Please insert Social Security or other identifying number of Assignee)

_____ Common Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint __________ as its attorney-in-fact with full power of substitution to transfer the same on the books of StoneMor Partners L.P.

Date:	NOTE:	The signature to any endorsement hereon must correspond with the name as written upon the face of this Certificate in every particular, without alteration, enlargement or change.
The signature(s) should be guaranteed by an “eligible guarantor institution” as defined in Rule 17Ad-15 under the Securities and Exchange Act of 1934, as amended.

SIGNATURE(S) GUARANTEED:

(Signature)

(Signature)

No assignment or transfer of the Common Units evidenced hereby will be registered on the books of StoneMor Partners L.P., unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer and an Application for Transfer of Common Units (a “Transfer Application”) has been executed by a transferee either (a) on the form set forth below or (b) on a separate application that the Partnership will furnish on request without charge. A transferor of the Common Units shall have no duty to the transferee with respect to execution of the Transfer Application in order for such transferee to obtain registration of the transfer of the Common Units.

APPLICATION FOR TRANSFER OF COMMON UNITS

The undersigned (“Applicant”) hereby applies for transfer to the name of the Assignee of the Common Units evidenced hereby.

The Applicant (a) requests admission as a Substituted Limited Partner and agrees to comply with and be bound by, and hereby executes, the Third Amended and Restated Agreement of Limited Partnership of StoneMor Partners L.P. (the “Partnership”), as amended, supplemented or restated to the date hereof (the “Partnership Agreement”), (b) represents and warrants that the Applicant has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (c) appoints the General Partner of the Partnership and, if a Liquidator shall be appointed, the Liquidator of the Partnership as the Applicant’s attorney-in-fact to execute, swear to, acknowledge and file any document, including, without limitation, the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership of the Partnership and any amendment thereto, necessary or appropriate for the Applicant’s admission as a Substituted Limited Partner and as a party to the Partnership Agreement, (d) gives the powers of attorney provided for in the Partnership Agreement, (e) makes the waivers and gives the consents and approvals contained in the Partnership Agreement. Capitalized terms not defined herein have the meanings assigned to such terms in the Partnership Agreement and (f) certifies to the Partnership that the Applicant (including, to the best of the Applicant’s knowledge, any person for whom the Applicant will hold the Common Units) is an Eligible Citizen. Capitalized terms not defined herein have the meanings assigned to such terms in the Partnership Agreement.

Date: __________

Social Security or other identifying number	Signature of Applicant

Purchase Price including commissions, if any	Name and Address of Applicant

Type of Entity (check one):

• Individual	• Partnership	• Corporation

• Trust	• Other (specify)

Nationality (check one):

• U.S. Citizen, Resident or Domestic Entity

• Foreign Corporation

• Non-resident Alien

If the U.S. Citizen, Resident or Domestic Entity box is checked, the following certification must be completed.

Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the “Code”), the Partnership must withhold tax with respect to certain transfers of property if a holder of an interest in the Partnership is a foreign person. To inform the Partnership that no withholding is required with respect to the undersigned interest-holder’s interest in it, the undersigned hereby certifies the following (or, if applicable, certifies the following on behalf of the interest-holder).

Complete Either A or B:

A.	Individual Interest-holder

1.	I am not a non-resident alien for purposes of U.S. income taxation.

2.	My U.S. taxpayer identifying number (Social Security Number) is ____________.

3.	My home address is ____________________.

B.	Partnership, Corporation or Other Interest-holder

1.	__________ (Name of Interest-Holder) is not a foreign corporation, foreign partnership, foreign trust, or foreign estate (as those terms are defined in the Code and Treasury Regulations).

2.	The interest-holder’s U.S. employer identification number is __________.

3.	The interest-holder’s office address and place of incorporation (if applicable) is __________.

4.	The interest-holder’s year end for tax reporting purposes is: __________.

The interest-holder agrees to notify the Partnership within sixty (60) days of the date the interest-holder becomes a foreign person.

The interest-holder understands that this certificate may be disclosed to the Internal Revenue Service by the Partnership and that any false statement contained herein could be punishable by fine, imprisonment or both.

Under penalties of perjury, I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of:

Name of Interest-holder

Signature and Date

Title (if applicable)

NOTE: If the Applicant is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding the Common Units for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Applicant is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or an agent of any of the foregoing, the above certification as to any Person for whom the Applicant will hold the Common Units shall be made to the best of the Applicant’s knowledge.

EXHIBIT B

to the Third Amended and Restated

Agreement of Limited Partnership of

StoneMor Partners L.P.

Restrictions on Transfer of Series A Preferred Units

THE SERIES A PREFERRED UNITS (ALSO REFERRED TO AS “THIS SECURITY”) HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THE SERIES A PREFERRED UNITS MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN OPINION OF COUNSEL SATISFACTORY TO STONEMOR PARTNERS, LP THAT SUCH REGISTRATION IS NOT REQUIRED.

THIS SECURITY IS SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN SECTIONS 4.5, 4.8 AND 5.11(b)(viii) OF AND ELSEWHERE IN THE THIRD AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF STONEMOR PARTNERS, LP, AS AMENDED, SUPPLEMENTED OR RESTATED FROM TIME TO TIME (THE “PARTNERSHIP AGREEMENT”) AND THE VOTING RESTRICTIONS SET FORTH IN THE DEFINITION OF THE DEFINED TERM “OUTSTANDING” IN THE PARTNERSHIP AGREEMENT.

THE HOLDER OF THIS SECURITY ACKNOWLEDGES FOR THE BENEFIT OF STONEMOR PARTNERS, LP THAT THIS SECURITY MAY NOT BE SOLD, OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED IF SUCH TRANSFER WOULD (A) VIOLATE THE THEN APPLICABLE FEDERAL OR STATE SECURITIES LAWS OR RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER GOVERNMENTAL AUTHORITY WITH JURISDICTION OVER SUCH TRANSFER, (B) TERMINATE THE EXISTENCE OR QUALIFICATION OF STONEMOR PARTNERS, LP UNDER THE LAWS OF THE STATE OF DELAWARE, OR (C) CAUSE STONEMOR PARTNERS, LP TO BE TREATED AS AN ASSOCIATION TAXABLE AS A CORPORATION OR OTHERWISE TO BE TAXED AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED). STONEMOR GP, LLC, THE GENERAL PARTNER OF STONEMOR PARTNERS, LP, MAY IMPOSE RESTRICTIONS ON THE TRANSFER OF THIS SECURITY IF IT DETERMINES, WITH THE ADVICE OF COUNSEL, THAT SUCH RESTRICTIONS ARE NECESSARY OR ADVISABLE TO (I) AVOID A SIGNIFICANT RISK OF STONEMOR PARTNERS, LP BECOMING TAXABLE AS A CORPORATION OR OTHERWISE BECOMING TAXABLE AS AN ENTITY FOR U.S. FEDERAL INCOME TAX PURPOSES OR (II) PRESERVE THE UNIFORMITY OF THE LIMITED PARTNER INTERESTS OF STONEMOR PARTNERS, LP (OR ANY CLASS OR CLASSES THEREOF).

Exhibit 10.1

SERIES A PREFERRED UNIT

PURCHASE AGREEMENT

among

STONEMOR PARTNERS L.P.

and

THE PURCHASERS PARTY HERETO

i

ii

Section 7.13	No Recourse Against Others	34
Section 7.14	No Third-Party Beneficiaries	35
Section 7.15	Execution in Counterparts	35

EXHIBIT A – Form of A&R GP LLC Agreement

EXHIBIT B – Form of Amendment to Nomination and Director Voting Agreement Amendment

EXHIBIT C – Form of Amendment to Voting and Support Agreement

EXHIBIT D – Form of Registration Rights Agreement

EXHIBIT E - Form of Opinion of Vinson & Elkins L.L.P.

EXHIBIT F – Form of Third A&R LPA

EXHIBIT G – Form of Amendment to Merger Agreement

EXHIBIT H - Form of Officer’s Certificate

EXHIBIT I - Form of General Partner Waiver

SCHEDULE A - Purchase Price Allocation

SCHEDULE B – Board of Directors of General Partner

iii

SERIES A PREFERRED UNIT PURCHASE AGREEMENT

This SERIES A PREFERRED UNIT PURCHASE AGREEMENT, dated as of June 27, 2019 (this “Agreement”), is entered into by and among STONEMOR PARTNERS L.P., a Delaware limited partnership (the “Partnership”), and the purchasers set forth in Schedule A hereto (the “Purchasers”).

WHEREAS, the Partnership desires to issue and sell to the Purchasers, and the Purchasers desire to purchase from the Partnership, the Partnership’s Series A Preferred Units (as defined below), in accordance with the provisions of this Agreement; and

WHEREAS, the Partnership has agreed to provide the Purchasers with certain registration rights with respect to the Conversion Units (as defined below) underlying the Series A Preferred Units acquired pursuant hereto.

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01 Definitions. As used in this Agreement, the following terms have the meanings indicated:

“A&R GP LLC Agreement” means the Third Amended and Restated Limited Liability Company Agreement of StoneMor GP LLC, to be entered into at the Closing, between StoneMor GP Holdings LLC and the Lead Purchaser, in the form attached hereto as Exhibit A.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise. For the avoidance of doubt, for purposes of this Agreement, any fund or account managed, advised or subadvised, directly or indirectly, by a Purchaser or its Affiliates, shall be considered an Affiliate of such Purchaser.

“Agreement” has the meaning set forth in the introductory paragraph of this Agreement.

“Amendment to Merger Agreement” has the meaning set forth in Section 2.02(a)(iii).

“Amendment to Nomination and Director Voting Agreement Amendment” means the Second Amendment to the Nomination and Director Voting Agreement, to be entered into at the Closing, among the General Partner, StonMor GP Holdings LLC, Robert B. Hellman Jr. as trustee under the Voting and Investment Trust Agreement for the benefit of American Cemeteries Infrastructure Investors LLC, the Lead Purchaser and certain Affiliates of the Lead Purchaser, in the form attached hereto as Exhibit B.

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“Amendment to Voting and Support Agreement” means the Third Amendment to Voting and Support Agreement, to be entered into at the Closing, among the Partnership, the General Partner, the Lead Purchaser, certain Affiliates of the Lead Purchaser, Robert B. Hellman, Jr. as trustee under the Voting and Investment Trust Agreement for the benefit of American Cemeteries Infrastructure Investors LLC and StoneMor GP Holdings LLC, in the form attached hereto as Exhibit C.

“Basic Amount” has the meaning specified in Section 5.04(b)(i).

“Business Day” means any day other than a Saturday, Sunday, any federal legal holiday or day on which banking institutions in the State of New York or Commonwealth of Pennsylvania are authorized or required by Law or other governmental action to close.

“C-Corp Shares” means the shares of common stock of StoneMor Inc.

“C-Corporation Conversion” means the consummation of the transactions contemplated by the A&R Merger Agreement, as may be amended or amended and restated from time to time, or such other transaction permitted by the New Indenture in which Preferred Units and Common Units of the Partnership are exchanged for C-Corp Shares.

“Closing” has the meaning specified in Section 2.01.

“Closing Date” has the meaning specified in Section 2.01.

“Commission” means the United States Securities and Exchange Commission.

“Common Units” means common units representing limited partner interests in the Partnership.

“Contract” means any contract, agreement, indenture, note, bond, mortgage, deed of trust, loan, instrument, lease, license, commitment or other arrangement, understanding, undertaking, commitment or obligation, whether written or oral.

“Conversion Units” means the Common Units issuable upon conversion of the Purchased Units (without regard to any limitation on conversion included in the Partnership Agreement).

“Delaware LP Act” means the Delaware Revised Uniform Limited Partnership Act, as amended.

“Disqualification Event” has the meaning specified in Section 506(d)(1) of Regulation D under the Securities Act.

“Exchange” means the New York Stock Exchange.

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations of the Commission promulgated thereunder.

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“Existing Credit Agreement” means that certain Credit Agreement, dated as of August 4, 2016, among StoneMor Operating LLC, the other borrowers party thereto, the lenders party thereto, Capital One, National Association, as administrative agent and the other agents party thereto, as amended, amended and restated or supplemented from time to time.

“Existing Indenture” means that certain Indenture, dated as of May 28, 2013, by and among the Partnership, certain Subsidiaries of the Partnership as Issuers and Guarantors party thereto from time to time and Wilmington Trust, National Association, as Trustee, as amended, amended and restated or supplemented from time to time.

“Funding Obligation” means an amount equal to the Purchase Price multiplied by the number of Purchased Units to be purchased by a Purchaser on the Closing Date, as set forth opposite such Purchaser’s name on Schedule A.

“GAAP” means generally accepted accounting principles in the United States of America as of the date hereof, consistently applied during the periods involved; provided that for the financial statements of the Partnership prepared as of a certain date, GAAP referenced therein shall be GAAP as of the date of such financial statements.

“General Partner” means StoneMor GP LLC, a Delaware limited liability company and the general partner of the Partnership.

“Governmental Authority” means, with respect to a particular Person, any country, state, county, city and political subdivision in which such Person or such Person’s Property is located or which exercises valid jurisdiction over any such Person or such Person’s Property, and any court, agency, department, commission, board, bureau or instrumentality of any of them and any monetary authority which exercises valid jurisdiction over any such Person or such Person’s Property. Unless otherwise specified, all references to Governmental Authority herein with respect to the Partnership means a Governmental Authority having jurisdiction over the General Partner and the Partnership Entities or any of their respective Properties.

“Incentive Distribution Rights” has the meaning specified in Section 3.02(a).

“Indemnified Party” has the meaning specified in Section 6.03(b).

“Indemnifying Party” has the meaning specified in Section 6.03(b).

“Insolvent” means, with respect to any Person, (i) the present fair saleable value of such Person’s assets is less than the amount required to pay such Person’s total indebtedness, (ii) such Person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (iii) such Person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature or (iv) such Person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

“Issuer Covered Person” has the meaning specified in Section 506(d)(1) of Regulation D under the Securities Act.

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“Law” means any federal, state, local or foreign order, writ, injunction, judgment, settlement, award, decree, statute, law (including common law), rule or regulation.

“Lead Purchaser” means Axar Capital Management LP or its designee.

“Lien” means any mortgage, claim, encumbrance, pledge, lien (statutory or otherwise), security agreement, conditional sale or trust receipt or a lease, consignment or bailment, preference or priority, assessment, deed of trust, charge, easement, servitude or other encumbrance upon or with respect to any property of any kind.

“Material Adverse Effect” means a material adverse effect (a) on the business, property, operations, assets, liabilities (actual or contingent), operating results, prospects or financial condition of the Partnership and its Subsidiaries, taken as a whole, (b) on the ability of the Partnership or its Subsidiaries, as applicable, to perform any of their obligations under the Transaction Documents or (c) on the validity or enforceability of any of the Transaction Documents or the rights and remedies of the Purchasers thereunder.

“New Indenture” means the Indenture, dated as of June 27, 2019, by and among the Partnership and certain Subsidiaries of the Partnership as Issuers and the Subsidiary Guarantors party thereto from time to time and Wilmington Trust, National Association, as Trustee and as Collateral Agent, as amended, amended and restated, or supplemented from time to time.

“Notes” has the meaning set forth in Section 2.02(b)(v).

“Notice of Issuance” has the meaning specified in Section 5.04(b).

“Offered Securities” has the meaning specified in Section 5.04(b).

“Offering Size” has the meaning specified in Section 5.04(d).

“Organizational Documents” means, as applicable, an entity’s agreement or certificate of limited partnership, limited liability company agreement, certificate of formation, certificate or articles of incorporation, bylaws or other similar organizational documents.

“Overallotment Securities” has the meaning specified in Section 5.04(e).

“Partnership” has the meaning set forth in the introductory paragraph of this Agreement.

“Partnership Agreement” means Second Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of September 9, 2008, as amended to date and as may be amended from time to time in accordance with the terms thereof, including as the context requires, the Third A&R LPA.

“Partnership Entities” means, collectively the Partnership and the Partnership’s Subsidiaries.

“Partnership Related Parties” has the meaning specified in Section 6.01.

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“Partnership SEC Documents” means the Partnership’s forms, registration statements, reports, schedules and statements filed by it under the Exchange Act or the Securities Act, as applicable.

“Permits” means any approvals, authorizations, consents, licenses, permits, variances, waivers, grants, franchises, concessions, exemptions, orders, registrations or certificates of a Governmental Authority.

“Person” means any individual, corporation, company, voluntary association, partnership, joint venture, trust, limited liability company, unincorporated organization, government or any agency, instrumentality or political subdivision thereof or any other form of entity.

“Price Range” has the meaning specified in Section 5.04(d).

“Property” means any interest in any kind of property or asset, whether real, personal or mixed, or tangible or intangible (including intellectual property rights).

“Pro Rata Share” has the meaning specified in Section 5.04(b).

“Purchase Price” has the meaning specified in Section 2.01.

“Purchased Units” has the meaning specified in Section 2.01.

“Purchaser Related Parties” has the meaning specified in Section 6.01.

“Purchasers” has the meaning set forth in the introductory paragraph of this Agreement.

“Refinancing” means the repayment of amounts owed under the Existing Credit Agreement and the Existing Indenture using the net proceeds of the issuance of the Preferred Units and the borrowing under the New Indenture.

“Registration Rights Agreement” means the Registration Rights Agreement, to be entered into at the Closing, between the Partnership, the General Partner and the Purchasers, in the form attached hereto as Exhibit D.

“Representatives” means, with respect to a specified Person, the investors, shareholders, members, officers, partners, directors, managers, employees, agents, advisors, counsel, accountants, investment bankers and other representatives of such Person.

“Rights Offering” has the meaning specified in Section 5.05.

“Securities” means, collectively, the Series A Preferred Units and the Conversion Units.

“Securities Act” means the Securities Act of 1933, as amended from time to time, and the rules and regulations of the Commission promulgated thereunder.

“Series A Preferred Units” means the Partnership’s Series A Preferred Units.

“Subsequent Offering” has the meaning specified in Section 5.04(b).

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“Subsequent Offering Documents” has the meaning specified in Section 5.04(f).

“Subsequent Underwritten Offering” has the meaning specified in Section 5.04(d).

“Subsidiary” means, as to any Person, any corporation or other entity of which: (a) such Person or a Subsidiary of such Person is a general partner or, in the case of a limited liability company, the managing member or manager thereof; (b) at any of the outstanding equity interest having by the terms thereof ordinary voting power to elect a majority of the board of directors or similar governing body of such corporation or other entity (irrespective of whether or not at the time any equity interest of any other class or classes of such corporation or other entity shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by such Person or one or more of its Subsidiaries; or (c) any corporation or other entity as to which such Person consolidates for accounting purposes.

“Third A&R LPA” has the meaning specified in Section 2.02(a)(ii).

“Third-Party Claim” has the meaning specified in Section 6.03(a).

“Transaction Documents” means, collectively, this Agreement, the Registration Rights Agreement, the Third A&R LPA, the A&R Merger Agreement, the Amendment to Voting and Support Agreement, the Amendment to Nomination and Director Voting Agreement Amendment, the A&R GP LLC Agreement and the New Indenture, each as amended to date, and any and all other agreements or instruments executed and delivered by the Partnership or the General Partner hereunder, thereunder or in connection with the Refinancing, as applicable.

“U.S. Affiliate” means an Affiliate that is a United States person.

“United States person” has the meaning specified in section 7701(a)(30) of the Internal Revenue Code of 1986, as amended.

Section 1.02    Accounting Procedures and Interpretation. Unless otherwise specified herein, all accounting terms used herein shall be interpreted, all determinations with respect to accounting matters hereunder shall be made, and all financial statements of the Partnership and certificates and reports as to financial matters required to be furnished to the Purchasers hereunder shall be prepared, in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q promulgated by the Commission) and in compliance as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the Commission with respect thereto.

ARTICLE II

AGREEMENT TO SELL AND PURCHASE

Section 2.01    Closing. On the Closing Date, subject to the terms and conditions hereof, each Purchaser hereby agrees to purchase from the Partnership, and the Partnership hereby agrees to issue and sell to each Purchaser, the number of Series A Preferred Units under the Purchased Units column set forth opposite each Purchaser’s name on Schedule A (the “Purchased Units”) for a cash purchase price of $1.1040 per Series A Preferred Unit (the “Purchase Price”). The

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consummation of the purchase and sale of the Purchased Units hereunder (the “Closing”) shall take place on the date of this Agreement (such date, the “Closing Date”), at the offices of Schulte, Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022. In the case of each Purchaser, the Securities to be issued and sold to such Purchaser shall be held in book entry form by the Partnership until such time as such Purchaser delivers written notice to deliver such Preferred Units to such Purchaser or any of its Affiliates in the name of such Purchaser or any of its Affiliates, as applicable.

Section 2.02    Closing Conditions.

(a)        Deliveries of the Partnership at the Closing. At the Closing, the Partnership shall deliver or cause to be delivered to the Purchasers:

(i)        An opinion from Vinson & Elkins L.L.P., counsel for the General Partner and the Partnership, substantially in the form attached hereto as Exhibit E, which shall be addressed to the Purchasers and dated the Closing Date;

(ii)        An executed copy of the Third Amended and Restated Agreement of Limited Partnership of the Partnership, in the form attached to this Agreement as Exhibit F (the “Third A&R LPA”);

(iii)        An executed copy of the Second Amendment to Merger and Reorganization Agreement, by and among the Partnership, the General Partner, StoneMor GP Holdings LLC and Hans Merger Sub, LLC, in the form attached to this Agreement as Exhibit G (the “Amendment to Merger Agreement”);

(iv)        Evidence that an application to list the Conversion Units has been submitted to the Exchange;

(v)        Evidence of issuance of the Purchased Units credited to book-entry accounts maintained by the Partnership, bearing a restrictive notation meeting the requirements of the Partnership Agreement, free and clear of any Liens, other than transfer restrictions under the Partnership Agreement or the Delaware LP Act and applicable federal and state securities laws;

(vi)        A certificate of an authorized officer of the General Partner, dated as of the Closing Date, certifying as to the matters set forth in Section 2.02(b)(ii), in the form attached hereto as Exhibit H;

(vii)        A certificate of the Secretary of the General Partner, on behalf of the Partnership, dated the Closing Date, certifying as to and attaching (A) the certificate of formation of the Partnership, (B) the Partnership Agreement, (C) board resolutions authorizing the execution and delivery of the Transaction Documents and the consummation of the transactions contemplated thereby, (D) board resolutions authorizing the issuance of the Purchased Units and the Conversion Units in form acceptable to Purchasers and (D) the incumbency of the officers authorized to execute the Transaction Documents on behalf of the Partnership or the General Partner, as applicable, setting forth the name and title and bearing the signatures of such officers;

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(viii)        A duly executed waiver of the General Partner with respect to certain of its rights under the Partnership Agreement, in substantially the form attached hereto as Exhibit I;

(ix)        The Registration Rights Agreement, which shall have been duly executed by the Partnership and the General Partner;

(x)        The Amendment to Nomination and Director Voting Agreement Amendment, which shall have been duly executed by the General Partner and American Infrastructure Funds LP and/or its Affiliates signatory thereto;

(xi)        The Amendment to Voting and Support Agreement, which shall have been duly executed by the General Partner, the Partnership and American Infrastructure Funds LP and/or its Affiliates signatory thereto;

(xii)        The A&R GP LLC Agreement, which shall have been duly executed by StonMor GP Holdings LLC;

(xiii)        A letter from the Partnership’s transfer agent certifying the number of Securities outstanding as of a date within five (5) days of the Closing Date; and

(xiv)        Such other documents relating to the transactions contemplated by this Agreement as the Purchasers or their counsel may reasonably request.

(b)        Conditions to Each Purchaser’s Obligation to Purchase.

(i)        Each Purchaser shall have received all documents contemplated to be delivered by the Partnership pursuant to Section 2.02(a);

(ii)        The representations and warranties of the Partnership shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) as of the date hereof (except for representations and warranties that speak as of a specific date which shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) as of such specified date) and the Partnership shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Partnership at or prior to the Closing Date.

(iii)        The Common Units (I) shall be listed on the Exchange and (II) shall not have been suspended, as of the Closing Date, by the Commission or the Exchange from trading on the Exchange nor shall suspension by the Commission or the Exchange have been threatened, as of the Closing Date, either (A) in writing by the Commission or the Exchange or (B) by falling below the minimum listing maintenance requirements of the Exchange.

(iv)        The Exchange shall have approved, orally or in writing, the listing of the Conversion Units;

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(v)        All conditions to the issuance of the Senior Secured PIK Toggle Notes due 2024 (the “Notes”) under the New Indenture shall have been satisfied (other than the sale and issuance of the Series A Preferred Units pursuant to this Agreement);

(vi)        Immediately prior to the consummation of the issuance of the Series A Preferred Units, the Board of Directors of the General Partner shall have been reconstituted to consist of seven (7) directors, with the initial designees to the Board of Directors as set forth on Schedule B, and Andrew Axelrod shall have been appointed Chairman of the General Partner; and

(vii)        The Partnership shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Securities.

(c)        Deliveries of Each Purchaser at the Closing. At the Closing, each Purchaser (except in the case of subclauses (ii), (iii) and (iv) below, solely the Lead Purchaser and its respective Affiliates) shall deliver or cause to be delivered to the Partnership:

(i)        The Registration Rights Agreement, which shall have been duly executed by such Purchaser;

(ii)        The Amendment to Nomination and Director Voting Agreement Amendment, which shall have been duly executed by such Purchaser;

(iii)        The Amendment to Voting and Support Agreement, which shall have been duly executed by such Purchaser;

(iv)        The A&R GP LLC Agreement, which shall have been duly executed by and an Affiliate of the Lead Purchaser;

(v)        A properly executed Internal Revenue Service Form W-9 from such Purchaser;

(vi)        Payment of such Purchaser’s Funding Obligation payable by wire transfer of immediately available funds to an account designated in writing on the Partnership’s letterhead and executed by an authorized officer of the Partnership in advance of the Closing Date; and

(vii)        Such other documents relating to the transactions contemplated by this Agreement as the Partnership or its counsel may reasonably request.

(d)        Conditions to the Partnership’s Obligation to Sell to a Purchaser.

(i)        The Partnership shall have received all documents contemplated to be delivered by such Purchaser pursuant to Section 2.02(c); and

(ii)        The representations and warranties of such Purchaser shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or material adverse effect, which shall be true and correct in all respects) as of the date hereof (except for representations and warranties that speak as of a specific date

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which shall be true and correct (except for those representations and warranties that are qualified by materiality or material adverse effect, which shall be true and correct in all respects) as of such specified date) and such Purchaser shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by such Purchaser at or prior to the Closing Date.

Section 2.03    Independent Nature of Purchasers’ Obligations and Rights. The obligations of each Purchaser under any Transaction Document are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser under any Transaction Document. Each Purchaser acknowledges by executing this Agreement that such Purchaser is irrevocably committed to purchase the Purchased Units in accordance with the terms of this Agreement, and such purchase is not subject to any conditions precedent other than the deliverables contemplated by Section 2.02(a), provided, that no Purchaser shall be obligated to purchase Series A Preferred Units unless each other Purchaser purchases the amount of Series A Preferred Units set forth opposite such Purchaser’s name on Schedule A hereto, provided, further, that no defaulting Purchaser shall be relieved from liability in the event any other Purchaser does not purchase Series A Preferred Units. Nothing contained herein or in any other Transaction Document, and no action taken by any Purchaser pursuant thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Purchaser shall be entitled to independently protect and enforce its rights, including the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose.

Section 2.04    Further Assurances. From time to time after the date hereof, without further consideration, the Partnership and each Purchaser shall use their reasonable best efforts to take, or cause to be taken, all actions necessary or appropriate to consummate the transactions contemplated by this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES RELATED TO THE PARTNERSHIP

The Partnership represents and warrants to and covenants with the Purchasers as follows:

Section 3.01    Existence.

(a)        Each of the Partnership, the General Partner and the Subsidiaries has been duly incorporated or formed, as the case may be, and is validly existing as a limited liability company, limited partnership or corporation, as the case may be, in good standing under the Laws of its jurisdiction of incorporation or formation, as the case may be, and has the full limited liability company, limited partnership or corporate, as the case may be, power and authority to own or lease its Properties and assets and to conduct the businesses in all material respects which it is engaged, and is duly registered or qualified as a foreign limited liability company, limited partnership or corporation, as the case may be, for the transaction of business under the laws of each jurisdiction in which the character of the business conducted by it or the nature or location of the properties

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owned or leased by it makes such registration or qualification necessary, except where the failure to so register or qualify would not reasonably be expected to have a Material Adverse Effect.

(b)        None of the Partnership, the General Partner or Subsidiaries is in violation of its Organizational Documents.

(c)        The partnership agreement or limited liability company agreement, as applicable, of each of the Partnership, the General Partner and the Subsidiaries has been, and in the case of the Third A&R LPA for the Partnership and the A&R GP LLC Agreement for the General Partner, at the Closing will be, duly authorized, executed and delivered by StoneMor GP Holdings LLC, the General Partner and any Partnership Entity party thereto, as applicable, and is, and in the case of the Third A&R LPA and the A&R GP LLC Agreement, at the Closing will be, a valid and legally binding agreement of such party thereto, enforceable against such party thereto in accordance with their respective terms; provided, that, with respect to each such agreement, the enforceability thereof may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws from time to time in effect affecting creditors’ rights and remedies generally and by general principles of equity (regardless of whether such principles are considered in a proceeding in equity or at law).

Section 3.02    Capitalization and Valid Issuance of Units.

(a)        As of the date hereof, and immediately prior to the issuance and sale of the Purchased Units, the issued and outstanding limited partner interests of the Partnership consist of 38,288,857 Common Units and the incentive distribution rights (as defined in the Partnership Agreement, the “Incentive Distribution Rights”). All outstanding Common Units, Incentive Distribution Rights and the limited partner interests represented thereby have been duly authorized and validly issued in accordance with the Partnership Agreement and are fully paid (to the extent required under the Partnership Agreement) and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware LP Act).

(b)        The General Partner holds a 1.04% general partner interest in the Partnership; such general partner interest has been duly authorized and validly issued in accordance with the Partnership Agreement and, after giving effect to the Refinancing, the General Partner owns such interest free and clear of all Liens (except (i) as disclosed in the Partnership SEC Documents, (ii) for Liens arising under the Partnership Agreement or the Delaware LP Act and (iii) Liens arising under the New Indenture.

(c)        The Purchased Units being purchased by the Purchasers hereunder and the limited partner interests represented thereby will be duly authorized by the Partnership pursuant to the Partnership Agreement prior to the Closing and, when issued and delivered to the Purchasers against payment therefor in accordance with the terms of this Agreement, will be validly issued, fully paid (to the extent required by the Partnership Agreement) and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware LP Act) and, after giving effect to the Refinancing, will be free of any and all preemptive or similar rights, taxes, Liens and restrictions on transfer, other than (i) restrictions on transfer under the Transaction Documents and under applicable state and federal securities laws

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and (ii) such Liens arising under the Partnership Agreement or the Delaware LP Act. The Purchased Units shall have the rights and preferences set forth in the Partnership Agreement.

(d)        Except for the preemptive rights of the General Partner set forth in the Partnership Agreement which are being waived in connection with the issuance of the Purchased Units, there are no persons entitled to statutory, preemptive or other similar contractual rights to subscribe for the Purchased Units; and, except (i) for the Purchased Units to be issued pursuant to this Agreement and the Partnership Agreement, (ii) for awards issued pursuant to the Partnership’s long-term incentive plans or (iii) as disclosed in the Partnership SEC Documents, no options, warrants or other rights to purchase, agreements or other obligations to issue, or rights to convert any obligations into or exchange any securities for, partnership securities or ownership interests in the Partnership are outstanding.

(e)        Except as disclosed in the Partnership SEC Documents or Transaction Documents or as otherwise awarded pursuant to the Partnership’s long-term incentive plans, (i) none of the Partnership’s equity interests is subject to preemptive rights or any other similar rights; (ii) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character issued or incurred by the Partnership or any of its Subsidiaries relating to, or securities or rights convertible into, or exercisable or exchangeable for, any equity interests of the Partnership or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Partnership or any of its Subsidiaries is or may become bound to issue additional equity interests of the Partnership or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any equity interests of the Partnership or any of its Subsidiaries; (iii) there are no outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing indebtedness of the Partnership or any of its Subsidiaries or by which the Partnership or any of its Subsidiaries is or may become bound; (iv) there are no agreements or arrangements under which the Partnership or any of its Subsidiaries is obligated to register the sale of any of their securities under the Securities Act; (v) there are no outstanding securities or instruments of the Partnership or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Partnership or any of its Subsidiaries is or may become bound to redeem a security of the Partnership or any of its Subsidiaries; (vi) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities or the consummation of the Rights Offering; (vii) neither the Partnership nor any Subsidiary has any stock appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement; and (viii) the Partnership and its Subsidiaries have no liabilities or obligations required to be disclosed in the Partnership SEC Documents but not so disclosed in the Partnership SEC Documents, other than those incurred in the ordinary course of the Partnership’s or any of its Subsidiaries’ respective businesses and which, individually or in the aggregate, do not or would not have a Material Adverse Effect.

(f)        Upon issuance in accordance with this Agreement and the Partnership Agreement, the Conversion Units will be duly authorized, validly issued, fully paid (to the extent required by the Partnership Agreement) and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware LP Act) and will be free of any and all Liens, preemptive or similar rights, taxes and restrictions on transfer,

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other than (i) restrictions on transfer under the Transaction Documents and under applicable state and federal securities laws and (ii) such Liens arising under the Partnership Agreement or the Delaware LP Act.

Section 3.03    General Partner. The General Partner has full limited liability company power and authority to serve as general partner of the Partnership.

Section 3.04    Ownership of the Subsidiaries. All of the outstanding shares of capital stock or other equity interests of each Subsidiary (a) have been duly authorized and validly issued (in accordance with the Organizational Documents of such Subsidiary), are fully paid (in the case of an interest in a limited partnership or limited liability company, to the extent required under the Organizational Documents of such Subsidiary) and nonassessable (except (i) in the case of an interest in a Delaware limited partnership or Delaware limited liability company, as such nonassessability may be affected by Sections 17-607 and 17-804 of the Delaware LP Act or Sections 18-607 and 18-804 of the Delaware LLC Act, as applicable, (ii) in the case of an interest in a limited partnership or limited liability company formed under the laws of another domestic state, as such nonassessability may be affected by similar provisions of such state’s limited partnership or limited liability company statute, as applicable, and (iii) in the case of an interest in an entity formed under the laws of a foreign jurisdiction, as such nonassessability may be affected by similar provisions of such jurisdiction’s corporate, partnership or limited liability company statute, if any, as applicable) and (b) are owned, directly or indirectly, by the Partnership, and, after giving effect to the Refinancing, free and clear of all Liens other than Liens arising under the New Indenture, and the Organizational Documents of such Subsidiaries. The Partnership or one of its Subsidiaries has the unrestricted right to vote, and (subject to limitations imposed by applicable law) to receive dividends and distributions on, all capital securities of its Subsidiaries as owned by the Partnership or such Subsidiary.

Section 3.05    Partnership SEC Documents. The Partnership SEC Documents, at the time filed (except to the extent corrected by a subsequent Partnership SEC Document filed on or prior to the date hereof) (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made in the case of any such documents other than a registration statement, not misleading, (b) complied as to form in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, and (c) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the Commission with respect thereto. The financial statements of the Partnership and other financial information included in the Partnership SEC Documents were prepared in accordance with GAAP (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the Commission), and fairly present (subject in the case of unaudited statements to normal and recurring and year-end audit adjustments) in all material respects the consolidated financial position of the Partnership and its consolidated Subsidiaries as of the dates thereof and the consolidated results of its operations and cash flows of the Partnership and its consolidated Subsidiaries for the periods then ended. The independent auditor of the Partnership as of the date of the most recent audited balance sheet of the Partnership is an independent registered public accounting firm with respect to the Partnership and has not resigned or been dismissed as independent registered public accountants of the Partnership as a result of or in connection with any disagreement with the Partnership on

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any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures. Since December 31, 2018, based on an annual evaluation of disclosure controls and procedures, the Partnership is not aware of (x) except as disclosed in the Partnership SEC Documents, any significant deficiency or material weakness in the design or operation of internal controls over financial reporting that are likely to adversely affect its ability to record, process, summarize and report financial data or (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the internal controls over financial reporting of the Partnership.

Section 3.06    No Material Adverse Change; Absence of Changes; Operations in the Ordinary Course. Except as expressly set forth in the Partnership SEC Documents, since December 31, 2018 through the date hereof no Material Adverse Effect has occurred. Neither the Partnership nor any of its Subsidiaries has taken any steps to seek protection pursuant to any law or statute relating to bankruptcy insolvency, reorganization, receivership, liquidation or winding up nor does the Partnership have any knowledge or reason to believe that any of its or any of its Subsidiaries’ respective creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact that would reasonably lead a creditor to do so. The Partnership and its Subsidiaries, individually and on a consolidated basis, are not as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at the Closing, will not be Insolvent. Since March 31, 2019, and other than the transactions contemplated by the Transaction Documents, each of the Partnership Entities has conducted its business in the ordinary course of business, preserved intact its existence and business organization, Permits, goodwill and business relationships with all material customers, suppliers, licensors, distributors and others having significant business relationships with the Partnership Entities.

Section 3.07    No Registration Required. Assuming the accuracy of the representations and warranties of each Purchaser contained in Article IV, the issuance and sale of the Purchased Units pursuant to this Agreement is exempt from registration requirements of the Securities Act, and neither the Partnership nor any authorized Representative acting on its behalf has taken or will take any action hereafter that would cause the loss of such exemption.

Section 3.08    No Registration Rights. Except as disclosed in the Partnership SEC Documents, none of the sale of the Securities as contemplated by this Agreement, the entry into the Registration Rights Agreement and the filing of any registration statement contemplated by the Registration Rights Agreement give rise to any rights for or relating to the registration of any other securities of the Partnership, except such rights as have been waived or satisfied on or prior to the date hereof.

Section 3.09    Litigation; Compliance with Laws. The representations made by the Partnership in Section 4.09 (Litigation; Compliance with Laws) of the New Indenture are incorporated by reference as Section 3.09 of this Agreement, mutatis mutandis.

Section 3.10    No Default. The representations made by the Partnership in Section 4.21 (No Default) of the New Indenture are incorporated by reference as Section 3.10 of this Agreement, mutatis mutandis.

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Section 3.11    No Conflicts. None of (a) the offering, issuance and sale by the Partnership of the Securities and the application of the proceeds therefrom, (b) the execution, delivery and performance of the Transaction Documents, (c) the Refinancing or (d) the Rights Offering or (e) the consummation of the transactions contemplated thereby (i) constitutes or will constitute a violation of the Organizational Documents of the Partnership (as amended by the Third A&R LPA) or the General Partner (as amended by the A&R GP LLC Agreement), (ii) constitutes or will constitute a breach or violation of, or a default (or an event which, with notice or lapse of time or both, would constitute such a default) under or give to others any right of termination, amendment, acceleration or cancellation of, any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which the Partnership or the General Partner is a party or by which any of them or any of their respective properties may be bound, (iii) violates or will violate any statute, Law, Permit or regulation or any order, judgment, decree or injunction of any court or Governmental Authority or body having jurisdiction over the Partnership or the General Partner or any of their properties in a proceeding to which any of them or their property is or was a party, or (iv) results or will result in the creation or imposition of any Lien upon any property or assets of the Partnership or the General Partner other than as contemplated by the Transaction Documents, which conflicts, breaches, violations, defaults or liens, in the case of clauses (ii), (iii) or (iv), would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or materially impair the ability of the Partnership to consummate the transactions contemplated by this Agreement.

Section 3.12    Authority; Enforceability. The Partnership has all limited partnership power and authority to issue, sell and deliver the Securities, in accordance with and upon the terms and conditions set forth in this Agreement and the Partnership Agreement. All partnership or limited liability company action, as the case may be, required to be taken by the General Partner and the Partnership for the authorization, issuance, sale and delivery of the Securities, the execution and delivery of the Transaction Documents and the consummation of the transactions contemplated thereby shall have been validly taken. No approval from the holders of outstanding Common Units is required under the Partnership Agreement or the rules of the Exchange in connection with the Partnership’s issuance and sale of the Securities to the Purchasers. Each of the Transaction Documents has been duly and validly authorized and has been or, with respect to the Transaction Documents to be delivered at the Closing, will be, validly executed and delivered by the Partnership or the General Partner, as the case may be, and constitutes, or will constitute, the legal, valid and binding obligations of the Partnership or the General Partner, as the case may be, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights and by general principles of equity.

Section 3.13    Approvals. Excluding any matters covered by Section 3.08, no authorization, consent, approval, waiver, license, qualification or written exemption from, nor any filing, declaration, qualification or registration with, any Governmental Authority or any other Person is required in connection with the execution, delivery or performance by the Partnership of any of the Transaction Documents or the Partnership’s issuance and sale of the Purchased Units, except (a) in connection with the Partnership’s obligations under the Registration Rights Agreement or the Transaction Documents, (b) as may be required under the state securities or “Blue Sky” Laws, or (c) where the failure to receive such authorization, consent, approval, waiver, license, qualification or written exemption or to make such filing, declaration, qualification or

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registration would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.14    Distribution Restrictions. After giving effect to the Refinancing, no Subsidiary is currently prohibited, directly or indirectly, from making any distributions to the Partnership or another Subsidiary, from making any other distribution on such Subsidiary’s equity interests, from repaying to the Partnership or its affiliates any loans or advances to such Subsidiary from the Partnership or its affiliates or from transferring any of such Subsidiary’s property or assets to the Partnership or any other Subsidiary, except (i) restrictions arising under the New Indenture, (ii) as described in the Partnership SEC Documents, (iii) such prohibitions mandated by the laws of each such Subsidiary’s state of formation and the terms of any such Subsidiary’s Organizational Documents and (iv) where such prohibition would not reasonably be expected to have a Material Adverse Effect.

Section 3.15    Partnership Status. The Partnership has not elected to be classified as a corporation for U.S. federal income tax purposes. The Partnership has for each taxable year during which the Partnership was in existence met the gross income requirements of Section 7704(c)(2) of the Internal Revenue Code of 1986, as amended (the “Code”). The Partnership expects to meet the gross income requirements of Section 7704(c)(2) of the Code for its taxable year ending December 31, 2019.

Section 3.16    Investment Company Status. None of the Partnership Entities is now, and immediately after the sale of the Purchased Units hereunder and the application of the net proceeds from such sale none of the Partnership Entities will be an “investment company” or a company controlled by an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

Section 3.17    Certain Fees. No fees or commissions are or will be payable by the Partnership to brokers, finders or investment bankers with respect to the sale of any of the Purchased Units or the consummation of the transactions contemplated by this Agreement. The Partnership agrees that it will indemnify and hold harmless the Purchasers from and against any and all claims, demands, or liabilities for broker’s, finder’s, placement, or other similar fees or commissions incurred by the Partnership or alleged to have been incurred by the Partnership in connection with the sale of the Purchased Units or the consummation of the transactions contemplated by this Agreement.

Section 3.18    No General Solicitation. Neither the Partnership, nor any of its Subsidiaries or Affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Securities.

Section 3.19    No Integrated Offering. None of the Partnership, its Subsidiaries, or any of their respective Affiliates, nor any Person acting on its or their behalf (excluding any of the Purchasers) has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the issuance of any of the Securities under the Securities Act, whether through integration with prior offerings or otherwise, or cause this offering of the Securities to require the approval of the equityholders of

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the Partnership for purposes of the Securities Act or any applicable shareholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Partnership are listed or designated for quotation.

Section 3.20    Employee Relations.

(a)        No labor dispute with the employees of any of the Partnership Entities exists or, to the knowledge of the Partnership, is imminent, that would reasonably be expected to have a Material Adverse Effect.

(b)        Neither the Partnership nor any of its Subsidiaries is a party to any collective bargaining agreement or employs any member of a union. The Partnership and its Subsidiaries believe that their relations with their respective employees are good. No executive officer of the Partnership or any of its Subsidiaries (as defined in Rule 501(f) of the Securities Act) or other key employee of the Partnership or any of its Subsidiaries has notified the Partnership or any such Subsidiary that such officer intends to leave the Partnership or any such Subsidiary or otherwise terminate such officer’s employment with the Partnership or any such Subsidiary. No executive officer or other key employee of the Partnership or any of its Subsidiaries is in violation of any term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other contract or agreement or any restrictive covenant, except for any violation that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c)        The Partnership and its Subsidiaries are in compliance with all federal, state, local and foreign laws and regulations respecting labor, employment and employment practices and benefits, terms and conditions of employment and wages and hours, except where failure to be in compliance would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

Section 3.21    Insurance. The Partnership maintains or is entitled to the benefits of insurance from insurers of recognized financial responsibility covering its properties, operations, personnel and businesses against such losses and risks as are reasonably adequate to protect it and its businesses in a reasonable manner and in amounts which are prudent and customary in the businesses in which the Partnership and its Subsidiaries are engaged. All such insurance is outstanding and duly in force on the date hereof, except for such insurance for which the failure to be outstanding and duly in force would not reasonably be expected to have a Material Adverse Effect. Neither the Partnership nor any of its Subsidiaries has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

Section 3.22    Books and Records; Sarbanes-Oxley Compliance.

(a)        Except as set forth in the Partnership SEC Documents, the Partnership maintains systems of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations,

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(ii) transactions are recorded as necessary to permit preparation of the Partnership consolidated financial statements in conformity with GAAP and to maintain accountability for its assets and liabilities, (iii) access to the assets or incurrence of liabilities is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets and liabilities is compared with existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any differences.

(b)        The Partnership has established and maintains disclosure controls and procedures (to the extent required by and as defined in Rules 13a- 15(e) and 15d-15(e) under the Exchange Act), which are designed to provide reasonable assurance that material information required to be disclosed by the Partnership in reports that it files or submits under the Exchange Act is recorded, processed, summarized and communicated to the Partnership’s management, including its principal executive officer and principal financial officer, as appropriate, to allow for timely decisions regarding required disclosure. The Partnership has carried out evaluations of the effectiveness of its disclosure controls and procedures as of the end of the most recently completed fiscal quarter covered by the Partnership’s periodic reports filed with the Commission, and such disclosure controls and procedures are, except as described in the Partnership SEC Documents, effective in all material respects to perform the functions for which they were established.

(c)        The Partnership and, to the Partnership’s knowledge, the General Partner’s directors or officers, in their capacities as such, are in compliance with all applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith.

Section 3.23    Listing and Maintenance Requirements. The Common Units are listed on the Exchange, and the Partnership has not received any notice of delisting. The issuance and sale of the Purchased Units pursuant to the Partnership Agreement and issuance of Conversion Units upon conversion of the Purchased Units does not contravene Exchange rules and regulations. Without limiting the generality of the foregoing, the Partnership is not in violation of any of the rules, regulations or requirements of the Exchange and has no knowledge of any facts or circumstances that would reasonably lead to delisting or suspension of the Common Units by the Exchange in the foreseeable future.

Section 3.24    Taxes. The representations made by the Partnership in Section 4.13 (Taxes) of the New Indenture are incorporated by reference as Section 3.24 of this Agreement, mutatis mutandis.

Section 3.25    Environmental Matters. The representations made by the Partnership in Section 4.16 (Environmental Matters) of the New Indenture is incorporated by reference as Section 3.25 of this Agreement, mutatis mutandis.

Section 3.26    Required Disclosures and Descriptions. There are no legal or governmental proceedings pending or, to the knowledge of the Partnership, threatened, against any of the Partnership Entities, or to which any of the Partnership Entities is a party, or to which any of their respective properties is subject, that are required to be described in the Partnership SEC Documents but are not described as required, and there are no agreements, contracts, indentures, leases or other instruments that are required to be described in the Partnership SEC Documents or to be filed as

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an exhibit to the Partnership SEC Documents that are not described or filed as required by the Securities Act or the Exchange Act.

Section 3.27    Title to Property. Each of the Partnership Entities has good and marketable title to all real property and good title to all personal property described in the Partnership SEC Documents as owned by such Partnership Entity, and after giving effect to the Refinancing, free and clear of all Liens except such (a) as are described in the Partnership SEC Documents, (b) as arise under the New Indenture, or (c) as would not, in the aggregate, reasonably be expected to have a Material Adverse Effect. Any real property and facilities held under lease by the Partnership or any of its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Partnership or any of its Subsidiaries.

Section 3.28    Application of Takeover Protections; Rights Agreement. The Partnership and its General Partner have taken all necessary action, if any, in order to render inapplicable any control share acquisition, interested shareholder, business combination, poison pill (including, without limitation, any distribution under a rights agreement) or other similar anti-takeover provision under the Partnership Agreement or other organizational documents or the laws of the jurisdiction of its formation which is or could become applicable to any Purchaser as a result of the transactions contemplated by this Agreement, including, without limitation, the Partnership’s issuance of the Securities and any Purchaser’s ownership of the Securities.

Section 3.29    Transactions With Affiliates. Except as set forth in the Partnership SEC Documents or as contemplated by the Transaction Documents, none of the officers, directors or employees of the General Partner, the Partnership or any of its Subsidiaries is presently a party to any material transaction with the General Partner, Partnership or any of its Subsidiaries (other than for ordinary course services as employees, officers or directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such officer, director or employee or, to the knowledge of the Partnership or any of its Subsidiaries, any corporation, partnership, trust or other entity in which any such officer, director, or employee has a substantial interest or is an officer, director, employee, trustee or partner.

Section 3.30    Transfer Taxes. On the Closing Date, all stock transfer or other taxes (other than income or similar taxes) which are required to be paid in connection with the sale and transfer of the Securities to be sold to each Purchaser hereunder will be, or will have been, fully paid or provided for by the Partnership, and all laws imposing such taxes will be or will have been complied with.

Section 3.31    USA Patriot Act; Sanctions; Anti-Terrorism and Anti-Corruption Laws. The representations made by the Partnership in Section 4.24 (USA Patriot Act; Sanctions; Anti-Terrorism and Anti-Corruption Laws) of the New Indenture are incorporated by reference as Section 3.31 of this Agreement, mutatis mutandis.

Section 3.32    Compliance with Cemetery Laws. The representations made by the Partnership in Section 4.26 (Compliance with Cemetery Laws) of the New Indenture are incorporated by reference as Section 3.32 of this Agreement, mutatis mutandis.

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Section 3.33    No Disqualification Events. With respect to Securities to be offered and sold hereunder in reliance on Rule 506(b) under the Securities Act (“Regulation D Securities”), no Issuer Covered Person is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). The Partnership has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event. The Partnership has complied, to the extent applicable, with its disclosure obligations under Rule 506(e), and has furnished to the Purchasers a copy of any disclosures provided thereunder.

Section 3.34    No Other Purchaser Representations. The Partnership acknowledges and agrees that no Purchaser makes or has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS

Each of the Purchasers, severally but not jointly and solely with respect to itself, represents and warrants and covenants to the Partnership as follows:

Section 4.01    Existence. Such Purchaser is duly organized and validly existing and in good standing under the laws of its state of formation, with all necessary power and authority to own properties and to conduct its business as currently conducted.

Section 4.02    Authorization, Enforceability. Such Purchaser has all necessary legal power and authority to enter into, deliver and perform its obligations under the Transaction Documents. The execution, delivery and performance of the Transaction Documents by such Purchaser and the consummation by it of the transactions contemplated thereby have been duly and validly authorized by all necessary legal action, and no further consent or authorization of such Purchaser is required. Each of the Transaction Documents to which it is a party has been duly executed and delivered by such Purchaser and constitutes legal, valid and binding obligations of such Purchaser; provided, that, with respect to each such agreement, the enforceability thereof may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws from time to time in effect affecting creditors’ rights and remedies generally and by general principles of equity (regardless of whether such principles are considered in a proceeding in equity or at law).

Section 4.03    No Breach. The execution, delivery and performance of the Transaction Documents by such Purchaser and the consummation by such Purchaser of the transactions contemplated thereby will not (a) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any material agreement to which such Purchaser is a party or by which such Purchaser is bound or to which any of the property or assets of such Purchaser is subject, (b) conflict with or result in any violation of the provisions of the organizational documents of such Purchaser, or (c) violate any statute, order, rule or regulation of any court or governmental agency or body having jurisdiction over such Purchaser or the property or assets of such Purchaser, except in the case of clauses (a) and (c), for such conflicts, breaches, violations or defaults as would not prevent the consummation by such Purchaser of the transactions contemplated by the Transaction Documents.

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Section 4.04    Certain Fees. No fees or commissions are or will be payable by such Purchaser to brokers, finders or investment bankers retained by such Purchaser with respect to the purchase of any of the Purchased Units or the consummation of the transactions contemplated by this Agreement.

Section 4.05    Unregistered Securities.

(a)        Accredited Investor Status; Sophisticated Purchaser. Such Purchaser is an “accredited investor” within the meaning of Rule 501 under the Securities Act and is able to bear the risk of its investment in the Securities. Such Purchaser has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the purchase of the Securities.

(b)        Information. Such Purchaser and its Representatives have been furnished with all materials relating to the business, finances and operations of the Partnership that have been requested and materials relating to the offer and sale of the Securities that have been requested by such Purchaser. Such Purchaser and its Representatives have been afforded the opportunity to ask questions of the Partnership. Neither such inquiries nor any other due diligence investigations conducted at any time by such Purchasers and its Representatives shall modify, amend or affect such Purchasers’ right (i) to rely on the Partnership SEC Documents or the Partnership’s representations and warranties contained in Article III above or (ii) to indemnification or any other remedy based on, or with respect to the accuracy or inaccuracy of, or compliance with, the representations, warranties, covenants and agreements in any Transaction Document. Such Purchaser understands that its purchase of the Purchased Units involves a high degree of risk. Such Purchaser has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Purchased Units.

(c)        Residency. Such Purchaser shall cooperate reasonably with the Partnership to provide any information necessary for any applicable securities filings. Such Purchaser is treated as a United States person, or a disregarded entity of such United States person.

(d)        Legends. Such Purchaser understands that, until such time as the Purchased Units have been registered pursuant to the provisions of the Securities Act, or the Purchased Units are eligible for resale pursuant to Rule 144 promulgated under the Securities Act without any restriction as to the number of securities as of a particular date that can then be immediately sold, the Purchased Units will bear a restrictive legend as provided in the Partnership Agreement. Each Purchaser understands that, until such time as the Conversion Units have been registered pursuant to the provisions of the Securities Act, or the Conversion Units are eligible for resale pursuant to Rule 144 promulgated under the Securities Act without any restriction as to the number of securities as of a particular date that can then be immediately sold, the Conversion Units will bear a restrictive legend as provided in the Partnership Agreement.

(e)        Purchase Representation. Such Purchaser is purchasing the Purchased Units for its own account and not with a view to distribution in violation of any securities laws. Such Purchaser has been advised and understands that, except as contemplated by the Registration Rights Agreement, neither the Purchased Units nor the Conversion Units have been or will be registered under the Securities Act or under the “blue sky” laws of any jurisdiction and may be

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resold only if registered pursuant to the provisions of the Securities Act (or if eligible, pursuant to the provisions of Rule 144 promulgated under the Securities Act or pursuant to another available exemption from the registration requirements of the Securities Act).

(f)        Rule 144. Such Purchaser understands that there is no public trading market for the Purchased Units and that none is expected to develop. Each Purchaser has been advised and is aware of the provisions of Rule 144 promulgated under the Securities Act.

(g)        Reliance by the Partnership. Such Purchaser understands that the Purchased Units are being offered and sold in reliance on a transactional exemption from the registration requirements of federal and state securities laws and that the Partnership is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of such Purchaser set forth herein in order to determine the applicability of such exemptions and the suitability of such Purchaser to acquire the Purchased Units and the Conversion Units issuable upon conversion thereof.

Section 4.06    Sufficient Funds. Such Purchaser will have available to it at the Closing sufficient funds to enable such Purchaser to pay in full at the Closing the entire amount of such Purchaser’s Funding Obligation in immediately available cash funds.

ARTICLE V

COVENANTS

Section 5.01    Reporting Status. For so long as any Series A Preferred Units are outstanding, the Partnership shall use its reasonable best efforts to timely file, and in all cases file, all reports required to be filed with the Commission pursuant to the Exchange Act.

Section 5.02    Use of Proceeds. The Partnership will use the proceeds from the sale of the Securities for general corporate purposes, including effecting the Refinancing and paying related expenses.

Section 5.03    Disclosure of Transactions. On or before 8:30 a.m., New York City time, on the first Business Day following the date of this Agreement, the Partnership shall issue a press release and file a Current Report on Form 8-K (provided that such press release shall be issued and such Form 8-K shall be filed at the same time), in each case, reasonably acceptable to the Purchasers, describing the terms of the transactions contemplated by the Transaction Documents in the form required by the Exchange Act and attaching the material Transaction Documents as exhibits to such filing (including all attachments).

Section 5.04    Additional Issuances of Securities.

(a)        For purposes of this Section 5.04, “Trigger Date” means the date on which a Purchaser ceases to own any Series A Preferred Units, Conversion Units or C-Corp Shares such Purchaser receives in consideration for Series A Preferred Units or Conversion Units pursuant to the consummation of the C-Corporation Conversion. “Issuer” shall mean, prior to the consummation of the C-Corporation Conversion, the Partnership, and, from and after the consummation of the C-Corporation Conversion, StoneMor Inc.

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(b)        From the date hereof until the Trigger Date, in the event that the Issuer proposes to offer for sale, pledge, grant any option to purchase or otherwise dispose of (or the entry into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any Common Units or C-Corp Shares or securities convertible into or exercisable or exchangeable for Common Units or C-Corp Shares (other than (a) the Purchased Units as contemplated by the Transaction Documents, (b) Common Units or C-Corp Shares issued pursuant to employee benefit plans, qualified option plans or other employee compensation plans existing on the date hereof or (c) pursuant to the Rights Offering (such offerings, sales, pledges, grants or dispositions, a “Subsequent Offering” and such securities, the “Offered Securities”), each Purchaser shall have the right to purchase, in lieu of the person to whom the Issuer proposed to issue such Offered Securities, in accordance with paragraph Section 5.04(c) below, a number of Offered Securities equal to the product of (i) the total number or amount of Offered Securities which the Issuer proposes to issue at such time and (ii) a fraction, the numerator of which shall be the total number of Conversion Units (or C-Corp Shares from which such Conversion Units were converted) which such Purchaser beneficially owns at the relevant measurement point on an as converted basis, and the denominator of which shall be the aggregate number of shares of Common Units or C-Corp Shares, as applicable, then outstanding (the number referred to in clause (ii), the “Pro Rata Share”).

(c)        Subject to the provisions of Section 5.04(d), in the event that the Issuer proposes to undertake a Subsequent Offering, it shall give written notice (a “Notice of Issuance”) of its intention to each Purchaser indicating the exact price per Offered Security and the exact number of Offered Securities to be issued by the Issuer, and describing the material terms of the Offered Securities and the material terms of the Subsequent Offering. Each Purchaser shall have five (5) Business Days from the date of receipt of the Notice of Issuance to agree to purchase all or a portion of such Purchaser’s Pro Rata Share of such number of Offered Securities (as determined pursuant to Section 5.04(b) above) for the same consideration and otherwise upon the terms specified in the Notice of Issuance (unless better terms are provided to any other purchaser) by giving written notice to the Issuer and stating therein the quantity of Offered Securities to be purchased by the Issuer. If any Purchaser exercises its right to purchase Offered Securities pursuant to this Section 5.04(c), the purchase and sale of such Offered Securities shall close at the same time as the issuance of Offered Securities to the other purchaser or purchasers and, subject to the preceding sentence, shall be issued on the same terms and subject to the same conditions as applicable to the other purchaser or purchasers. The rights given by the Issuer under this Section 5.04(c) shall terminate and shall be deemed waived by the Purchaser if unexercised within five (5) Business Days after receipt of the Notice of Issuance referred to in this Section 5.04(c). Notwithstanding anything to the contrary contained herein, if (i) the price or any other material terms upon which the Issuer proposes to issue such Offered Securities are amended by the Issuer following the delivery to the Purchasers of the Notice of Issuance or (ii) the offering of Offered Securities to which a Notice of Issuance relates is not completed within 60 days from the delivery of such notice to the Purchasers, each Purchaser’s election with respect to the purchase of Offered Securities covered by such Notice of Issuance shall be void and the Issuer shall be obligated to deliver a new Notice of Issuance to each Purchaser, and each Purchaser shall be entitled to make a new election with respect to the purchase by it of Offered Securities covered by such notice within the five (5) Business Day period from the date of delivery of the new Notice of Issuance and otherwise in accordance with the procedure specified in the second sentence of this Section 5.04(c).

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(d)        Notwithstanding anything to the contrary contained in Section 5.04(c), if the Issuer proposes to issue Offered Securities in an aggregate amount of at least $15,000,000, in a transaction in which securities of the Issuer is sold to an underwriter or underwriters on a firm commitment basis for reoffering to the public, including any block sale to a financial institution conducted as an underwritten public offering (such Subsequent Offering, an “Subsequent Underwritten Offering”), the Notice of Issuance may, (i) in lieu of providing the price at which the Issuer proposes to issue Offered Securities as a fixed dollar amount, provide an estimated range of prices within which the underwriter for such offering reasonably estimates the shares will ultimately be priced and (ii) in lieu of providing an exact number of Offered Securities to be issued by the Issuer in such Subsequent Underwritten Offering, provide an estimated number the underwriter for such offering reasonably estimates will ultimately be issued in such Subsequent Underwritten Offering (the “Offering Size”). If a Purchaser desires to exercise its rights under this Section 5.04(d) with respect to such Subsequent Underwritten Offering, such Purchaser shall be required to make an election with respect to the purchase of up to a number of Offered Securities being offered equal to its Pro Rata Share of the Offering Size no later than five (5) Business Days from the date of receipt of the Notice of Issuance; provided that each Purchaser’s obligation to purchase the number of Offered Securities subject to its election shall be conditioned upon (A) the issuance by the Issuer of a number of Common Units or C-Corp Shares at least equal to the Offering Size and (B) the Offered Securities so issued being priced not higher or lower than 10% above or below, respectively, of the closing price of the Common Units or C-Corp Shares, as applicable on the principal securities exchange on which either securities are then listed on the date immediately prior to the date on which the Notice of Issuance is delivered to the Purchasers pursuant to this Section 5.04(d) (the “Price Range”). If a Subsequent Underwritten Offering contemplated by this Section 5.04(d)is not completed within 60 days following the Notice of Issuance with respect thereto, then the Issuer will be required to comply again with the provisions of Section 5.04(c) or Section 5.04(d) in any Subsequent Offering.

(e)        Any Notice of Issuance provided by the Issuer to a Purchaser in connection with an Subsequent Underwritten Offering may specify a number of Common Units or C-Corp Shares, not to exceed 15% of the Offering Size, that the underwriters or agents in such offering shall be entitled to purchase upon exercise of an underwriter’s option to purchase additional Common Units or C-Corp Shares (the “Overallotment Securities”). If a Purchaser desires to exercise its rights under this Section 5.04(e) with respect to Overallotment Securities, such Purchaser shall be required to make an election with respect to the purchase of up to its Pro Rata Share of the Overallotment Securities at the same time such Purchaser makes an election pursuant to Section 5.04(d); provided that such Purchaser’s obligation to purchase Overallotment Securities in accordance with its election shall be conditioned upon the Overallotment Securities being priced within the Price Range.

(f)        The Issuer and each Purchaser agree that if such Purchaser elects to participate in any offering pursuant to this Section 5.04, (x) neither the underwriting or purchase agreements relating to such offering nor any other transaction documents related thereto (collectively, the “Subsequent Offering Documents”) shall include any term or provisions whereby such Purchaser shall be required to agree to any restrictions in trading as to any securities of the Issuer owned by such Purchaser prior to such offering, other than as required by applicable law, and (y) any registration rights set forth in such Subsequent Offering Documents shall be similar in all material respects to the registration rights contained in the Registration Rights Agreement.

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Section 5.05    Rights Offering. As promptly as practicable after the issuance of the Series A Preferred Units, the Partnership shall file a registration statement on Form S-1 to effect a $40,185,483 rights offering of Common Units to holders of Common Units (other than any Purchaser or holders of Common Units who are Affiliates of a Purchaser, American Infrastructure Funds L.P. and its Affiliates) at a purchase price of $1.20 per Common Unit (the “Rights Offering”). The Partnership shall use its reasonable best efforts to complete the Rights Offering within one hundred (100) days of the issuance of the Series A Preferred Units.

Section 5.06    Cooperation; Further Assurances. Each of the Partnership and the Purchasers shall use its respective reasonable best efforts to obtain all approvals and consents required by or necessary to consummate the transactions contemplated by this Agreement and the other Transaction Documents. Each of the Partnership and the Purchasers agrees to execute and deliver all such documents or instruments, to take all appropriate action and to do all other things it determines to be necessary, proper or advisable under applicable Laws and regulations or as otherwise reasonably requested by the other to consummate the transactions contemplated by this Agreement.

Section 5.07    Transfer Restrictions. Without the prior written consent of the Partnership, except as specifically provided in this Agreement, each Purchaser and its Affiliates shall not offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of the Purchased Units, provided, that such Purchaser may transfer any Purchased Units to a U.S. Affiliate of such Purchaser. Notwithstanding the foregoing, any transferee receiving any Purchased Units pursuant to this Section 5.07 shall agree to the restrictions set forth in this Section 5.07. Notwithstanding anything herein to the contrary, nothing in this Section 5.07 or otherwise in this Agreement shall restrict a Purchaser from entering into any swap or other derivatives transaction that transfers to a United States person, in whole or in part, any of the economic benefits or risks of ownership of such Purchaser’s Securities.

Section 5.08    No Integrated Offering. None of the Partnership, its Subsidiaries, their Affiliates or any Person acting on their behalf will take any action or steps referred to in Section 3.19 that would require registration of the issuance of any of the Securities under the Securities Act or cause the offering of any of the Securities to be integrated with other offerings for purposes of any such applicable shareholder approval provisions.

Section 5.09    Tax Estimates.

(a)        Following receipt of a written request from a Purchaser that continues to own Purchased Units, the Partnership shall provide such Purchaser with a good faith estimate (and reasonable supporting calculations) of whether there is sufficient Unrealized Gain attributable to the Partnership property on the date of such request such that, if any of such Purchaser’s Series A Preferred Units were converted to Common Units and such Unrealized Gain was allocated to such Purchaser pursuant to Section 5.5(d) of the Third A&R LPA, Purchaser’s Capital Account in respect of its Common Units would be equal to the Per Unit Capital Amount for a then Outstanding Initial Common Unit without any need for corrective allocations under Treasury Regulation Section 1.704(b)(4)(x). Each Purchaser shall be entitled to make such a request in connection with a conversion of the Purchased Units and prior to the C-Corporation Conversion.

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(b)        For purposes of this Section 5.08, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Third A&R LPA.

Section 5.10    UBTI. The Schedule K-1s provided to the Purchasers shall include such Purchaser’s distributive share of “unrelated business taxable income.”

Section 5.11    Governance Matters. From and after the C-Corporation Conversion, StoneMor GP Holdings LLC, the General Partner, the Partnership and the entities into which the General Partner and the Partnership convert in connection with the C-Corporation Conversion, as applicable, shall take all necessary action to nominate and cause:

(a)        the number of directors of StoneMor, Inc. (the “Corporation”) that will constitute the full board of directors of the Corporation to be seven (7);

(b)        until the later of (i) the refinancing or repayment of the Notes under the New Indenture and (ii) such time as the Lead Purchaser and its controlled affiliated investment funds and managed accounts (collectively, “Axar”) ceases to hold at least 15.00% of the issued and outstanding common stock of the Corporation in the aggregate, three (3) individuals designated in writing by the Lead Purchaser to be elected to the Corporation’s board of directors, at least two of whom of whom shall be “independent” under the standards set forth in Section 303A.02(b) of the New York Stock Exchange Listed Company Manual for so long as the Corporation is not a “controlled company” for purposes of the New York Stock Exchange, provided, however, that if, prior to the refinancing or repayment of the Notes under the New Indenture, the number of directors on the Corporation’s board of directors is increased, the number of directors which shall be designated by the Lead Purchaser shall be increased to be at least three-sevenths (3/7) of the total number of directors on the Corporation’s board of directors;

(c)        solely after the refinancing or repayment of the Notes under the New Indenture, until such time as Axar ceases to hold at least 10.00% of the issued and outstanding common stock of the Corporation in the aggregate, two (2) individual designated in writing by the Lead Purchaser to be elected to the Corporation’s board of directors; and

(d)        solely after the refinancing or repayment of the Notes under the New Indenture, until such time as Axar ceases to hold at least 5.00% of the issued and outstanding common stock of the Corporation in the aggregate, one (1) individual designated in writing by the Lead Purchaser to be elected to the Corporation’s board of directors.

Section 5.12    Blocker Entities. The General Partner and the Partnership acknowledge that one or more Purchasers are making their investment through one or more newly-formed US “blocker entities” (i) whose only asset will be its direct or indirect ownership of Purchased Units (each, a “Blocker Corp.”) and cash or other consideration received as a result of ownership of such Purchased Units, and (ii) whose only liabilities will be liabilities incurred in connection with the ownership of such Purchased Units (e.g., taxes payable). In connection with the consummation of the C-Corporation Conversion, if any Purchaser shall so request at least five (5) Business Days prior to such consummation, any such Blocker Corp. (or, as applicable, any such Purchaser) shall have the right to be merged with, or contributed to (or, as applicable, to cause such Blocker to be merged with or contributed to) StoneMor Inc. in a transaction intended to be tax-free under Code

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section 368 or Code section 351, in exchange for the C-Corp Shares such Purchaser would have received as consideration in the C-Corporation Conversion without any discount. Any such Purchaser shall be responsible for and shall indemnify StoneMor Inc. for any taxes of the Blocker Corp. for taxable periods or portions thereof ending on or prior to the consummation of the C-Corporation Conversion to the extent such taxes exceed the amount of cash held by the Blocker Corp. at the time of the C-Corporation Conversion.

ARTICLE VI

INDEMNIFICATION, COSTS AND EXPENSES

Section 6.01    Indemnification by the Partnership. The Partnership agrees to indemnify each Purchaser and its Representatives (collectively, “Purchaser Related Parties”) from costs, losses, liabilities, damages, or expenses of any kind or nature whatsoever, and hold each of them harmless against, any and all actions, suits, proceedings (including any investigations, litigation or inquiries), demands, and causes of action, and, in connection therewith, promptly upon demand, pay or reimburse each of them for all costs, losses, liabilities, damages, or expenses of any kind or nature whatsoever (including the reasonable fees and disbursements of counsel and all other reasonable expenses incurred in connection with investigating, defending or preparing to defend any such matter that may be incurred by them or asserted against or involve any of them), whether or not involving a Third-Party Claim, as a result of, arising out of, or in any way related to (a) the failure of any of the representations or warranties made by the Partnership contained herein to be true and correct in all material respects (other than those representations and warranties contained in Section 3.01 (Existence), Section 3.02 (Capitalization and Valid Issuance of Units), Section 3.04 (Ownership of the Subsidiaries), Section 3.12 (Authority: Enforceability), Section 3.15 (Partnership Status) or Section 3.17 (Certain Fees) or other representations and warranties that are qualified by materiality or Material Adverse Effect, which, in each case, shall be true and correct in all respects) when made and as of the Closing Date (except for any representations and warranties made as of a specific date, which shall be required to be true and correct as of such date only) or (b) the breach of any covenants of the Partnership contained herein, provided that, in the case of the immediately preceding clause (a), such claim for indemnification is made prior to the expiration of the survival period of such representation or warranty; provided, however, that for purposes of determining when an indemnification claim has been made, the date upon which a Purchaser Related Party shall have given notice (stating in reasonable detail the basis of the claim for indemnification) to the Partnership shall constitute the date upon which such claim has been made; and provided, further, that the aggregate liability of the Partnership to each Purchaser pursuant to this Section 6.01 shall not be greater in amount than such Purchaser’s Funding Obligation, and the aggregate liability of the Partnership to all Purchasers pursuant to this Section 6.01 shall not exceed the Total Funding Obligation. No Purchaser Related Party shall be entitled to recover special, indirect, exemplary, incidental, lost profits, speculative or punitive damages under this Section 6.01; provided, however, that such limitation shall not prevent any Purchaser Related Party from recovering under this Section 6.01 for any such damages to the extent that such damages are direct damages in the form of diminution in value or are payable to a third party in connection with any Third-Party Claims.

Section 6.02    Indemnification by the Purchasers. Each Purchaser agrees, severally and not jointly or jointly and severally, to indemnify the Partnership, the General Partner and their respective Representatives (collectively, “Partnership Related Parties”) from, costs, losses,

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liabilities, damages, or expenses of any kind or nature whatsoever, and hold each of them harmless against, any and all actions, suits, proceedings (including any investigations, litigation or inquiries), demands, and causes of action, and, in connection therewith, promptly upon demand, pay or reimburse each of them for all costs, losses, liabilities, damages, or expenses of any kind or nature whatsoever (including the reasonable fees and disbursements of counsel and all other reasonable expenses incurred in connection with investigating, defending or preparing to defend any such matter that may be incurred by them or asserted against or involve any of them), whether or not involving a Third-Party Claim, as a result of, arising out of, or in any way related to (a) the failure of any of the representations or warranties made by such Purchaser contained herein to be true and correct in all material respects as of the date made (except to the extent any representation or warranty includes the word “material,” Material Adverse Effect or words of similar import, with respect to which such representation or warranty, or applicable portions thereof, must have been true and correct) or (b) the breach of any of the covenants of such Purchaser contained herein; provided that, in the case of the immediately preceding clause (a), such claim for indemnification relating to a breach of any representation or warranty is made prior to the expiration of the survival period of such representation or warranty; and provided, further, that for purposes of determining when an indemnification claim has been made, the date upon which a Partnership Related Party shall have given notice (stating in reasonable detail the basis of the claim for indemnification) to such Purchaser shall constitute the date upon which such claim has been made; and provided, further, that the liability of each such Purchaser shall not be greater in amount than the sum of such Purchaser’s Funding Obligation plus any distributions paid to such Purchaser with respect to the Purchased Units. No Partnership Related Party shall be entitled to recover special, indirect, exemplary, lost profits, speculative or punitive damages under this Section 6.02; provided, however, that such limitation shall not prevent any Partnership Related Party from recovering under this Section 6.02 for any such damages to the extent that such damages are in the form of diminution in value or are payable to a third party in connection with any Third-Party Claims.

Section 6.03    Indemnification Procedure.

(a)        A claim for indemnification for any matter not involving a Third-Party Claim may be asserted by notice to the party from whom indemnification is sought; provided, however, that failure to so notify the indemnifying party shall not preclude the indemnified party from any indemnification which it may claim in accordance with this Article VI, except as otherwise provided in Section 6.01.

(b)        As soon as reasonably practicable after any Purchaser Related Party or Partnership Related Party (hereinafter, the “Indemnified Party”) has received notice of any indemnifiable claim hereunder, or the commencement of any action, suit or proceeding by a third person, which the Indemnified Party believes in good faith is an indemnifiable claim under this Agreement (each a “Third-Party Claim”), the Indemnified Party shall give the indemnitor hereunder (the “Indemnifying Party”) written notice of such Third-Party Claim, but failure to so notify the Indemnifying Party will not relieve the Indemnifying Party from any liability it may have to such Indemnified Party hereunder except to the extent that the Indemnifying Party is materially prejudiced by such failure. Such notice shall state the nature and the basis of such Third-Party Claim to the extent then known. The Indemnifying Party shall have the right to defend and settle, at its own expense and by its own counsel who shall be reasonably acceptable to the Indemnified Party, any such matter as long as the Indemnifying Party pursues the same diligently

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and in good faith. If the Indemnifying Party undertakes to defend or settle, it shall promptly, and in no event later than ten (10) days, notify the Indemnified Party of its intention to do so, and the Indemnified Party shall cooperate with the Indemnifying Party and its counsel in all commercially reasonable respects in the defense thereof and the settlement thereof. Such cooperation of the Indemnified Party shall be at the cost of the Indemnifying Party. After the Indemnifying Party has notified the Indemnified Party of its intention to undertake to defend or settle any such asserted liability, and for so long as the Indemnifying Party diligently pursues such defense, the Indemnifying Party shall not be liable for any additional legal expenses incurred by the Indemnified Party in connection with any defense or settlement of such asserted liability; provided, however, that the Indemnified Party shall be entitled (i) at its expense, to participate in the defense of such asserted liability and the negotiations of the settlement thereof and (ii) if (A) the Indemnifying Party has, within ten (10) Business Days of when the Indemnified Party provides written notice of a Third-Party Claim, failed to assume the defense or employ counsel reasonably acceptable to the Indemnified Party and to notify the Indemnified Party of such assumption or (B) if the defendants in any such action include both the Indemnified Party and the Indemnifying Party and counsel to the Indemnified Party shall have concluded that there may be reasonable defenses available to the Indemnified Party that are different from or in addition to those available to the Indemnifying Party or if the interests of the Indemnified Party reasonably may be deemed to conflict with the interests of the Indemnifying Party, then the Indemnified Party shall have the right to select a separate counsel and to assume such legal defense and otherwise to participate in the defense of such action, with the expenses and fees of such separate counsel and other expenses related to such participation to be reimbursed by the Indemnifying Party as incurred. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not settle any indemnified claim without the consent of the Indemnified Party, unless the settlement thereof imposes no liability or obligation on, and includes a complete and unconditional release from liability of, and does not include any admission of wrongdoing or malfeasance by, the Indemnified Party or its Affiliates. The remedies provided for in this Section 6.03 are cumulative and are not exclusive of any remedies that may be available to a party at law or in equity or otherwise.

Section 6.04    Tax Matters. All indemnification payments under this Article VI shall be adjustments to the Purchaser’s Purchase Price except as otherwise required by applicable Law.

ARTICLE VII

MISCELLANEOUS

Section 7.01    Expenses. Promptly following receipt of an invoice therefor, the Partnership shall reimburse (x) the Lead Purchaser for the reasonable fees and expenses of Schulte Roth & Zabel, LLP of $425,000.00 and (y) Vinson & Elkins for its reasonable fees and expenses of $2,000,000.00; provided, that for U.S. federal income tax purposes, the reimbursements described in Section 7.01(x) are, and will be treated by the parties as, adjustments to the Purchase Price paid by the Purchasers for the Purchased Units. All other costs and expenses, including fees and disbursements of financial advisers and accountants, incurred in connection with the Transaction Documents and the transactions contemplated thereby shall be paid by the party incurring such costs and expenses.

Section 7.02    Interpretation. Article, Section, Schedule and Exhibit references in this Agreement are references to the corresponding Article, Section, Schedule or Exhibit to this

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Agreement, unless otherwise specified. All Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof as if set forth in full herein and are an integral part of this Agreement. All references to instruments, documents, Contracts and agreements are references to such instruments, documents, Contracts and agreements as the same may be amended, supplemented and otherwise modified from time to time, unless otherwise specified. The word “including” shall mean “including but not limited to” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it. Whenever the Partnership has an obligation under the Transaction Documents, the expense of complying with that obligation shall be an expense of the Partnership unless otherwise specified. Any reference in this Agreement to “$” shall mean U.S. dollars. Whenever any determination, consent or approval is to be made or given by a Purchaser, such action shall be in such Purchaser’s sole discretion, unless otherwise specified in this Agreement. If any provision in the Transaction Documents is held to be illegal, invalid, not binding or unenforceable, (a) such provision shall be fully severable and the Transaction Documents shall be construed and enforced as if such illegal, invalid, not binding or unenforceable provision had never comprised a part of the Transaction Documents, and the remaining provisions shall remain in full force and effect so long as this Agreement as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s), and (b) the parties hereto shall negotiate in good faith to modify the Transaction Documents so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to the Transaction Documents, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. Any words imparting the singular number only shall include the plural and vice versa. The words such as “herein,” “hereinafter,” “hereof” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement.

Section 7.03    Survival of Provisions. (A) The representations and warranties set forth in Section 3.01(a), Section 3.02, Section 3.12, Section 3.15, Section 3.17, Section 4.01, Section 4.02, Section 4.04, and Sections 4.05(a) and (b) hereunder shall survive the execution and delivery of this Agreement indefinitely, (B) the representations and warranties set forth in Section 3.24 and Section 3.30 shall survive until the date that is 60 days after the expiration of the applicable statute of limitation and (C) the other representations and warranties set forth herein shall survive for a period of eighteen (18) months following the Closing Date, regardless of any investigation made by or on behalf of the Partnership or the Purchasers. The covenants made in this Agreement or any other Transaction Document shall survive the Closing and remain operative and in full force

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and effect regardless of acceptance of any of the Purchased Units and payment therefor and repayment, conversion or repurchase thereof.

Section 7.04    No Waiver; Modifications in Writing.

(a)        Delay. No failure or delay on the part of any party in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to a party at law or in equity or otherwise.

(b)        Specific Waiver. Except as otherwise provided herein, no amendment, waiver, consent, modification or termination of any provision of any Transaction Document (except in the case of the Partnership Agreement for amendments adopted pursuant to Article XIII thereof) shall be effective against a Purchaser unless signed by such Purchaser. Any amendment, supplement or modification of or to any provision of any Transaction Document, any waiver of any provision of any Transaction Document and any consent to any departure by the Partnership from the terms of any provision of any Transaction Document shall be effective only in the specific instance and for the specific purpose for which made or given. Except where notice is specifically required by this Agreement, no notice to or demand on the Partnership in any case shall entitle the Partnership to any other or further notice or demand in similar or other circumstances. Any investigation by or on behalf of any party shall not be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein.

Section 7.05    Binding Effect. This Agreement shall be binding upon the Partnership, each of the Purchasers and their respective successors and permitted assigns. Except as expressly provided in this Agreement, this Agreement shall not be construed so as to confer any right or benefit upon any Person other than the parties to this Agreement and their respective successors and permitted assigns.

Section 7.06    Non-Disclosure. The Partnership and the General Partner agree that the Purchasers may (i) publicize their ownership in the Partnership, as well as the identity of the Partnership, the size of the investment and its pricing terms with respect to the Series A Preferred Units on its internet site or in marketing materials, press releases, published “tombstone” announcements or any other print or electronic medium or in any regulatory filing and (ii) display the Partnership’s logo in conjunction with any such reference.

Section 7.07    Communications. All notices and demands provided for hereunder shall be in writing and shall be given by registered or certified mail, return receipt requested, facsimile, email, air courier guaranteeing overnight delivery or personal delivery to the following addresses

(a)        If to a Purchaser affiliated with Axar Capital Management L.P., to the address set forth on Schedule A, with a copy to (which shall not constitute notice):

Schulte Roth & Zabel, LLP

919 Third Avenue

31

New York, NY 10022

Attention: Stuart D. Freedman

Facsimile: 212-593-5955

Email: Stuart.freedman@srz.com

(b)          If to another Purchaser, to the address set forth on Schedule A

(c)          If to the Partnership:

StoneMor Partners L.P.

3600 Horizon Boulevard

Trevose, PA 19053

Attention: General Counsel

Email: aso@stonemor.com

with a copy to (which shall not constitute notice):

Vinson & Elkins L.L.P.

1001 Fannin Street

Suite 2500

Houston TX 77002-6760

Attention: David P. Oelman

Email: doelman@velaw.com

or to such other address as the Partnership or the Purchasers may designate in writing. All notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; upon actual receipt if sent by certified or registered mail, return receipt requested, or regular mail, if mailed; upon actual receipt of the overnight courier copy, upon actual receipt if sent via email or facsimile; and upon actual receipt when delivered to an air courier guaranteeing overnight delivery.

Section 7.08    Removal of Legend. In connection with a sale of the Conversion Units by a Purchaser in reliance on Rule 144 promulgated under the Securities Act, the applicable Purchaser or its broker shall deliver to the Partnership a broker representation letter providing to the Partnership any information the Partnership deems necessary to determine that the sale of such Units is made in compliance with Rule 144 promulgated under the Securities Act, including, as may be appropriate, a certification as to facts allowing the Partnership to determine whether such Purchaser is or is not an affiliate of the Partnership (as defined in Rule 144 promulgated under the Securities Act) and a certification as to the length of time the such Units have been held. Upon receipt of such representation letter, the Partnership shall promptly remove the notation of a restrictive legend in such Purchaser’s or the book-entry account maintained by the Partnership, including the legend referred to in Section 4.05, and the Partnership shall bear all costs (or reimburse such Purchaser for such reasonable costs) associated therewith. At such time as the Conversion Units have been sold pursuant to an effective registration statement under the Securities Act or have been held by any Purchaser for more than one year where such Purchaser is not, and has not been in the preceding three months, an affiliate of the Partnership (as defined

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in Rule 144 promulgated under the Securities Act), if the book-entry account of such Units still bears the notation of the restrictive legend referred to in Section 4.05, the Partnership agrees, upon request of the Purchaser or permitted assignee, to take all steps necessary to promptly effect the removal of the legend described in Section 4.05 from such Units, and the Partnership shall bear all costs (or reimburse such Purchaser for such reasonable costs) associated therewith, regardless of whether the request is made in connection with a sale or otherwise, so long as such Purchaser or its permitted assigns provide to the Partnership any information the Partnership deems reasonably necessary to determine that the legend is no longer required under the Securities Act or applicable state laws, including (if there is no such registration statement) a certification as to facts allowing the Partnership to determine whether such Purchaser is or is not an affiliate of the Partnership (as defined in Rule 144 promulgated under the Securities Act), as well as a covenant to inform the Partnership if it should thereafter become an affiliate (as defined in Rule 144 promulgated under the Securities Act) and to consent to the notation of an appropriate restriction, and a certification as to the length of time such Units have been held. The Partnership shall cooperate with each Purchaser to effect the removal of the legend referred to in Section 4.05 at any time such legend is no longer appropriate.

Section 7.09    Entire Agreement. This Agreement, the other Transaction Documents and the other agreements and documents referred to herein are intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein or the other Transaction Documents with respect to the rights granted by the Partnership or any of its Affiliates or the Purchasers or any of their respective Affiliates set forth herein or therein. This Agreement, the other Transaction Documents and the other agreements and documents referred to herein or therein supersede all prior agreements and understandings between the parties with respect to such subject matter.

Section 7.10    Governing Law; Submission to Jurisdiction. This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement), will be construed in accordance with and governed by the laws of the State of New York without regard to principles of conflicts of laws. Any action against any party relating to the foregoing shall be brought in any federal or state court of competent jurisdiction located within the State of New York, and the parties hereto hereby irrevocably submit to the non-exclusive jurisdiction of any federal or state court located within the State of New York over any such action. The parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

Section 7.11    Waiver of Jury Trial. THE PARTIES TO THIS AGREEMENT EACH HEREBY WAIVES, AND AGREES TO CAUSE ITS AFFILIATES TO WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY

33

CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (a) ARISING UNDER THIS AGREEMENT OR (b) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. THE PARTIES TO THIS AGREEMENT EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 7.12    Exclusive Remedy.

(a)        Each party hereto hereby acknowledges and agrees that the rights of each party to consummate the transactions contemplated hereby are special, unique and of extraordinary character and that, if any party violates or fails or refuses to perform any covenant or agreement made by it herein, the non-breaching party may be without an adequate remedy at law. If any party violates or fails or refuses to perform any covenant or agreement made by such party herein, the non-breaching party subject to the terms hereof, may institute and prosecute an action in any court of competent jurisdiction to enforce specific performance of such covenant or agreement or seek any other equitable relief.

(b)        The sole and exclusive remedy for the Purchasers for any and all claims arising under, out of, or related to this Agreement or the transactions contemplated hereby, excluding for the avoidance of doubt, the failure of any of the representations or warranties contained in any Transaction Document other than this Agreement to be true and correct as of the date made, shall be the rights of indemnification set forth in Article VI only, and no Purchaser will have any other entitlement, remedy or recourse, whether in contract, tort or otherwise, it being agreed that all of such other remedies, entitlements and recourse are expressly waived and released by the Purchasers to the fullest extent permitted by Law. Notwithstanding anything in the foregoing to the contrary, nothing in this Agreement shall limit or otherwise restrict a fraud claim brought by any party hereto or the right to seek specific performance pursuant to Section 7.12(a).

Section 7.13    No Recourse Against Others.

(a)        All claims, obligations, liabilities or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with or relate in any manner to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and are expressly limited to) the Partnership and the Purchasers. No Person other than the Partnership or the Purchasers, including no member, partner, stockholder, Affiliate or Representative thereof, nor any member, partner, stockholder, Affiliate or Representative of any of the foregoing, shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations or liabilities arising under, out of, in connection with or related in any manner to this Agreement or based on, in respect of or by

34

reason of this Agreement or its negotiation, execution, performance or breach; and, to the maximum extent permitted by Law, each of the Partnership and the Purchasers hereby waives and releases all such liabilities, claims, causes of action and obligations against any such third Person.

(b)        Without limiting the foregoing, to the maximum extent permitted by Law, (i) each of the Partnership and the Purchasers hereby waives and releases any and all rights, claims, demands or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of the other or otherwise impose liability of the other on any third Person, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization or otherwise; and (ii) each of the Partnership and the Purchasers disclaims any reliance upon any third Person with respect to the performance of this Agreement or any representation or warranty made in, in connection with or as an inducement to this Agreement.

Section 7.14    No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person, other than the Partnership, the Purchasers, for purposes of Article VI only, the Purchaser Released Parties, and, for purposes of Section 7.13 only, any member, partner, stockholder, Affiliate or Representative of the Partnership or the Purchasers, or any member, partner, stockholder, Affiliate or Representative of any of the foregoing, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 7.15    Execution in Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same agreement.

[Remainder of page intentionally left blank. Signature page follows.]

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IN WITNESS WHEREOF, the parties hereto execute this Agreement, effective as of the date first above written.

STONEMOR PARTNERS L.P.

By:	StoneMor GP LLC, its general partner

	By:	/s/ Joseph M. Redling
	Name:	Joseph M. Redling
	Title:	President and Chief Executive Officer

[Signature page to Purchase Agreement]

PURCHASERS

AXAR

SMP SPV LLC

By: Axar Capital Management LP, its Investment Manager

By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Authorized Signatory

STAR V PARTNERS LLC

By: Axar Capital Management LP, its Investment Manager

By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Authorized Signatory

BLACKWELL PARTNERS LLC – SERIES E, solely with respect to the assets for which Axar Capital Management LP acts as its Investment Manager

By: Axar Capital Management LP, its Investment Manager

By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Authorized Signatory

[Signature page to Purchase Agreement]

/s/ David Miller
David Miller

[Signature page to Purchase Agreement]

MANGROVE PARTNERS

MPF INVESTCO 6, LLC

By: The Mangrove Partners Fund (Cayman Drawdown), L.P., its sole member

By: Mangrove Partners, its investment manager

By: /s/ Ward Dietrich
Name: Ward Dietrich
Title: Authorized Person

MPF INVESTCO 7, LLC

By: The Mangrove Partners i-Feeder 1, Ltd., its sole member

By: Mangrove Partners, its investment manager

By: /s/ Ward Dietrich
Name: Ward Dietrich
Title: Authorized Person

MPF INVESTCO 8, LLC

By: The Mangrove Partners Fund (Cayman), Ltd., its sole member

By: Mangrove Partners, its investment manager

By: /s/ Ward Dietrich
Name: Ward Dietrich
Title: Authorized Person

[Signature page to Purchase Agreement]

THE MANGROVE PARTNERS FUND, L.P.

By: Mangrove Partners, its investment manager

By: /s/ Ward Dietrich
Name: Ward Dietrich
Title: Authorized Person

THE MANGROVE PARTNERS FUND (CAYMAN PARTNERSHIP), L.P.

By: Mangrove Partners, its investment manager

By: /s/ Ward Dietrich
Name: Ward Dietrich
Title: Authorized Person

[Signature page to Purchase Agreement]

Schedule A

Purchase Price Allocation

Purchaser and Address	Purchased Units	Funding Obligation

SMP SPV LLC c/o Axar Capital Management, LP 1330 Avenue of the Americas, 30th Floor New York, NY 10019 Attention: Andrew Axelrod E-mail: aaxelrod@axarcapital.com	24,963,768	$27,560,000.00

Star V Partners LLC c/o Axar Capital Management, LP 1330 Avenue of the Americas, 30th Floor New York, NY 10019 Attention: Andrew Axelrod E-mail: aaxelrod@axarcapital.com	6,476,449	$7,150,000.00

Blackwell Partners LLC – Series E c/o Axar Capital Management, LP 1330 Avenue of the Americas, 30th Floor New York, NY 10019 Attention: Andrew Axelrod E-mail: aaxelrod@axarcapital.com	8,324,275	$9,190,000.00

MPF InvestCo 6, LLC c/o Mangrove Partners 645 Madison Avenue, 14th Floor New York, NY 10022 Attention: Ward Dietrich Email: WDietrich@MangrovePartners.com	1,455,949	$1,607,367.34

MPF InvestCo 7, LLC c/o Mangrove Partners 645 Madison Avenue, 14th Floor New York, NY 10022 Attention: Ward Dietrich Email: WDietrich@MangrovePartners.com	594,385	$656,200.89

Schedule A

MPF InvestCo 8, LLC c/o Mangrove Partners 645 Madison Avenue, 14th Floor New York, NY 10022 Attention: Ward Dietrich Email: WDietrich@MangrovePartners.com	1,585,145	$1,750,000.00

The Mangrove Partners Fund, L.P. c/o Mangrove Partners 645 Madison Avenue, 14th Floor New York, NY 10022 Attention: Ward Dietrich Email: WDietrich@MangrovePartners.com	2,011,493	$2,220,687.78

The Mangrove Partners Fund (Cayman Partnership), L.P. c/o Mangrove Partners 645 Madison Avenue, 14th Floor New York, NY 10022 Attention: Ward Dietrich Email: WDietrich@MangrovePartners.com	5,675,493	$6,265,743.99

David Miller 1451 Brandywine lane Wayne, PA 19087 Email: david@chesterbrookfinancial.com	996,377	$1,100,000.00

Total:	52,083,333	$57,500,000.00

Schedule A

Schedule B

Board of Director Designees

1.	Andrew Axelrod

2.	Spencer Goldenberg

3.	David Miller

4.	Stephen Negrotti

5.	Patricia D. Wallenbach

6.	Robert Hellman, Jr.

7.	Joseph Redling

Schedule B

EXHIBIT D

FORM OF OPINION OF VINSON & ELKINS L.L.P.

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Series A Preferred Unit Purchase Agreement (the “Purchase Agreement”). The Partnership shall furnish to the Purchasers at the Closing an opinion of Vinson & Elkins L.L.P., counsel for the Partnership, addressed to the Purchasers and dated the Closing Date in form satisfactory to the Purchasers, stating that:

In connection with the opinions expressed below, we have examined the following:

(i)        The Purchase Agreement;

(ii)        the constitutive documents (the “Organizational Documents”) of the entities listed on Schedule I hereto (the “Covered Opinion Parties”)1;

(iii)        copies of certain resolutions duly adopted by the Board of Directors of the StoneMor GP LLC and the Conflicts Committee thereof; and

(iv)        such other documents as we have deemed appropriate for purposes of the opinions expressed below.

(i) Each of the Covered Opinion Parties is validly existing and in good standing under the laws of its jurisdiction of formation. Each of the Covered Opinion Parties has all requisite corporate, limited liability company or partnership power and authority, as applicable, under the laws of its jurisdiction of formation necessary to own or lease its properties and to conduct its business, in each case as described in the Partnership SEC Documents. The Covered Opinion Parties are each duly qualified to do business and are each in good standing in each jurisdiction listed on Schedule I.

(ii) Other than the preemptive rights of the General Partner set forth in the Partnership Agreement which are being waived in connection with the issuance of the Purchased Units, there are no preemptive rights or other rights to subscribe for or to purchase, nor any restriction upon the voting or transfer of, any interests in the Partnership pursuant to the Organizational Documents of the Partnership or the General Partner.

(iii) The Purchased Units to be issued and sold to the Purchasers by the Partnership pursuant to the Purchase Agreement and the limited partner interests represented thereby have been duly authorized in accordance with the Partnership Agreement and, when issued and delivered to the Purchasers against payment therefor in accordance with the terms of the Purchase Agreement, will be validly issued in accordance with the terms of the Partnership Agreement, fully paid and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware LP Act).

1 Schedule to include StoneMor GP LLC.

Exhibit D

(v) The Conversion Units have been duly authorized by the General Partner on behalf of the Partnership pursuant to the Partnership Agreement and, when issued upon conversion of the Purchased Units in accordance with the terms of the Partnership Agreement, will be validly issued, fully paid (to the extent required by applicable law and the Partnership Agreement) and nonassessable (except as such nonassessability may be affected by Sections 17-303, 17-607 and 17-804 of the Delaware LP Act).

(vi) No consent, approval, authorization, filing with or order of any federal or Delaware court, Governmental Authority is required for the issuance and sale by the Partnership or the General Partner of the Purchased Units, the execution, delivery and performance by the Partnership or the General Partner of the Opinion Documents to which it is a party, or the consummation of the transactions contemplated by the Opinion Documents, except (A) as may be required in connection with the Partnership’s obligations under the Registration Rights Agreement to register the resale of the Conversion Units under the Securities Act, (B) those that have been obtained, (C) as may be required under state securities or “Blue Sky” laws, as to which we do not express any opinion, (D) as are contemplated in the Transaction Documents, or (E) such that the failure to obtain would not reasonably be expected to have a Material Adverse Effect.

(vii) Assuming the accuracy of the representations and warranties of the Purchasers and the Partnership contained in the Purchase Agreement, the offer, issuance and sale of the Purchased Units by the Partnership to the Purchasers solely in the manner contemplated by the Purchase Agreement are, and the issuance and delivery of the Conversion Units will be, exempt from the registration requirements of the Securities Act; provided, however, that we express no opinion as to any subsequent sale or resale of the Purchased Units or the Conversion Units.

(viii) The Partnership is not an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

(ix) None of the offering, issuance or sale by the Partnership of the Purchased Units or the execution, delivery and performance of the Opinion Documents by the Partnership or the General Partner, as the case may be, or the consummation of the transactions contemplated thereby will result in a breach or violation of, or constitute a default (or an event which, with the giving of notice or lapse of time or both, constitutes or would constitute a default) under, or give rise to any right of termination, cancellation or acceleration under (A) the Organizational Documents of the Partnership or the General Partner, as the case may be, (B) the Delaware LP Act, the Delaware Limited Liability Company Act (the “Delaware LLC Act”) or U.S. federal law, which in the case of clause (B), would be reasonably expected to have a Material Adverse Effect.

(x) Each of Opinion Documents has been duly authorized and validly executed and delivered by the Partnership or the General Partner, as the case may be, and the Third A&R LPA constitutes a valid and binding obligation of the General Partner, enforceable against the General Partner in accordance with its terms, and the A&R GP LLC Agreement constitutes a valid and binding obligation of StoneMor GP Holdings LLC and the General Partner, enforceable against StoneMor GP Holdings LLC and the General Partner in accordance with its terms, except insofar as the enforceability thereof may be limited by (A) applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws from time to time in effect affecting creditors’ rights and remedies generally and by general principles of equity (regardless of whether such

Exhibit D

principles are considered in a proceeding in equity or at law) and (B) public policy, applicable law relating to fiduciary duties and indemnification and an implied covenant of good faith and fair dealing. The Partnership, the General Partner and StoneMor GP Holdings LLC each has the requisite power and authority to execute, deliver and perform all of its obligations under the Opinion Documents, including, without limitation, the issuance of the Securities in accordance with the terms thereof.

Exhibit D

Schedule I

Operating Subsidiaries

Name of Entity	Jurisdiction of Formation	Other Jurisdictions of Registration or Qualification
[●]	[●]	[●]

Exhibit D

EXHIBIT H

OFFICER’S CERTIFICATE

OF

STONEMOR PARTNERS L.P.

June 27, 2019

Reference is made to that certain Series A Preferred Unit Purchase Agreement, dated as of June 27, 2019, by and among StoneMor Partners L.P., a Delaware limited partnership (the “Partnership”), and the purchasers set forth on Schedule A thereto (as such agreement may be amended from time to time, the “Purchase Agreement”). All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Purchase Agreement. Pursuant to Section 2.02(a)(vi) of the Purchase Agreement, [•], in his capacity as [•] of StoneMor GP LLC, a Delaware limited liability company and the general partner of the Partnership, hereby certifies on behalf of the Partnership that:

1.

the representations and warranties of the Partnership are true and correct in all material respects (except for those representations and warranties that are qualified by materiality or Material Adverse Effect, which are true and correct in all respects) as of the date hereof (except for representations and warranties that speak as of a specific date which are true and correct in all material respects (except for those representations and warranties that are qualified by materiality or Material Adverse Effect, which are true and correct in all respects) as of such specified date) and the Partnership has performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Partnership at or prior to the date hereof.

[Signature page follows.]

IN WITNESS WHEREOF, the undersigned has executed this Officer’s Certificate as of the date first set forth above.

STONEMOR GP LLC

By: __________________________________
Name:
Title:

Exhibit H

EXHIBIT I

FORM OF GENERAL PARTNER WAIVER

June 27, 2019

StoneMor GP LLC (the “General Partner”), a Delaware limited liability company and the general partner of StoneMor Partners LP (the “Partnership”), in its own capacity and in its capacity as the general partner of the Partnership, hereby waives any preemptive rights it may hold pursuant to Section 5.9 of the Second Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of September 9, 2008 (as amended, including, without limitation, by the Third Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of June 27, 2019, the “Partnership Agreement”), with respect to the Partnership’s privately negotiated Series A Preferred Unit Purchase Agreement, dated as of June 27, 2019, by and among the Partnership and each of the Purchasers set forth in Schedule A thereto (the “Purchase Agreement”), to issue and sell an aggregate of 52,083,333 Series A Preferred Units representing limited partner interests of the Partnership for a cash purchase price of $1.1040 per Series A Preferred Unit.

IN WITNESS WHEREOF, the undersigned executes this General Partner Waiver, effective as of the date first above written.

StoneMor GP LLC

By: __________________________________
Name:
Title:

Exhibit I

Exhibit 10.2

STONEMOR PARTNERS L.P.

STONEMOR GP LLC

and

THE PURCHASERS NAMED ON SCHEDULE A

HERETO

REGISTRATION RIGHTS AGREEMENT

Dated June 27, 2019

SCHEDULE A - Purchaser Name; Notice and Contact Information	A-1
SCHEDULE B – Purchasers Deemed to have Delivered the Piggyback Opt-out Notice	B-1

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT, dated as of June 27, 2019 (this “Agreement”), is entered into by and among STONEMOR PARTNERS L.P., a Delaware limited partnership (the “Partnership”), STONEMOR GP, LLC, a Delaware limited liability company (the “General Partner”), and each of the Persons set forth on Schedule A hereto (the “Purchasers”).

WHEREAS, this Agreement is made in connection with the closing of the issuance and sale of the Series A Preferred Units (the date of such closing, the “Closing Date”) pursuant to the Series A Preferred Unit Purchase Agreement, dated as of the date hereof, by and among the Partnership and the Purchasers (the “Purchase Agreement”); and

WHEREAS, the Partnership has agreed to provide the registration and other rights set forth in this Agreement for the benefit of the Purchasers pursuant to the Purchase Agreement.

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.01    Definitions. As used in this Agreement, the following terms have the meanings indicated:

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term “control” (including, with correlative meanings, “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise. For the avoidance of doubt, for purposes of this Agreement, any fund or account managed, advised or subadvised, directly or indirectly, by a Purchaser or its Affiliates, shall be considered an Affiliate of such Purchaser.

“Agreement” has the meaning set forth in the introductory paragraph of this Agreement.

“Average VWAP” per Common Unit or per share of Common Stock, as applicable, over a certain period shall mean the arithmetic average of the VWAP per Common Unit or per share of Common Stock for each Trading Day in such period.

“Axar” means Axar Capital Management LP or its designee.

“Business Day” means any day other than a Saturday, Sunday, any federal legal holiday or day on which banking institutions in the State of New York or Commonwealth of Pennsylvania are authorized or required by law or other governmental action to close.

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“C-Corporation” means a corporation to be called “StoneMor Inc.”, which immediately following the C-Corporation Conversion, is the direct or indirect holder of 100% of the partnership interests in the Partnership, or, alternatively, substantially all of the assets and businesses owned and operated immediately prior to the C-Corporation Conversion.

“C-Corporation Conversion” means the consummation of the transactions contemplated by the Amended & Restated Merger and Reorganization Agreement, dated as of the date hereof, by and among the Partnership, the General Partner, StoneMor GP Holdings LLC and Hans Merger Sub, LLC, as such agreement may be amended from time to time after the date hereof (it being understood that references to the Partnership herein shall refer, mutatis mutandis, to the C-Corporation from and after the C-Corporation Conversion and unless otherwise provided herein or the context otherwise requires).

“Closing Date” has the meaning set forth in the Recitals of this Agreement.

“Commission” means the United States Securities and Exchange Commission.

“Common Stock” means the common stock, par value $.01 per share, of the C-Corporation to be issued upon the completion of the C-Corporation Conversion to Holders of Series A Preferred Units and Common Units.

“Common Units” means the common units representing limited partner interests in the Partnership and having the rights and obligations specified in the Partnership Agreement.

“Effective Date” means, with respect to any Registration Statement, the date of effectiveness thereof.

“Effectiveness Period” has the meaning specified in Section 2.01(a)(ii).

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations of the Commission promulgated thereunder.

“General Partner” has the meaning set forth in the preamble.

“Holder” means the record holder of any Registrable Securities.

“Holder Underwriter Registration Statement” has the meaning specified in Section 2.04(q).

“Included Registrable Securities” has the meaning specified in Section 2.02(a).

“Initiating Holder” has the meaning specified in Section 2.03(b).

“Losses” has the meaning specified in Section 2.08(a).

“Managing Underwriter” means, with respect to any Underwritten Offering, the book running lead manager of such Underwritten Offering.

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“Mangrove Partners” means Mangrove Partners or its designee.

“National Securities Exchange” means an exchange registered with the Commission under Section 6(a) of the Exchange Act (or any successor to such Section) and any other securities exchange (whether or not registered with the Commission under Section 6(a) (or successor to such Section) of the Exchange Act) that the General Partner, or the C-Corporation from and after the C-Corporation Conversion, shall designate as a National Securities Exchange for purposes of this Agreement.

“Other Holder” has the meaning specified in Section 2.02(a).

“Partnership” has the meaning set forth in the introductory paragraph of this Agreement.

“Partnership Agreement” means the Third Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of the date hereof, as amended.

“Person” means any individual, corporation, company, voluntary association, partnership, joint venture, trust, limited liability company, unincorporated organization, government or any agency, instrumentality or political subdivision thereof or any other form of entity.

“Piggyback Notice” has the meaning specified in Section 2.02(a).

“Piggyback Opt-Out Notice” has the meaning specified in Section 2.02(a).

“Piggyback Registration” has the meaning specified in Section 2.02(a).

“Purchase Agreement” has the meaning set forth in the Recitals of this Agreement.

“Purchasers” has the meaning set forth in the introductory paragraph of this Agreement.

“Registrable Securities” means (i) the Common Units or Common Stock, as the case may be, issuable upon conversion of the Series A Preferred Units, (ii) the Common Units and Common Stock otherwise owned by the Purchasers and their controlled Affiliates and (iii) any capital stock of the Partnership, or the C-Corporation from and after the C-Corporation Conversion, issued or issuable with respect to the securities set forth in the immediately preceding clause (i) or (ii), in each case as a result of any stock split, stock dividend, recapitalization, exchange or similar event or otherwise, without regard to any limitations on conversions of the Series A Preferred Units, all of which are subject to the rights provided herein until such time as such securities cease to be Registrable Securities pursuant to Section 1.02.

“Registrable Securities Required Voting Percentage” means 60% of the outstanding Registrable Securities voting together as a single class on an as-converted basis.

“Registration” means any registration pursuant to this Agreement, including pursuant to a Registration Statement or a Piggyback Registration.

“Registration Expenses” has the meaning specified in Section 2.07(a).

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“Registration Statement” has the meaning specified in Section 2.01(a)(i).

“SEC Guidance” means (i) any publicly-available written or oral guidance of the Commission staff, or any comments, requirements or requests of the Commission staff and (ii) the Securities Act.

“Securities Act” means the Securities Act of 1933, as amended from time to time, and the rules and regulations of the Commission promulgated thereunder.

“Selling Expenses” has the meaning specified in Section 2.07(a).

“Selling Holder” means a Holder who is selling Registrable Securities pursuant to a Registration Statement.

“Selling Holder Indemnified Persons” has the meaning specified in Section 2.08(a).

“Series A Preferred Units” means the Series A Preferred Units representing limited partner interests in the Partnership and having the rights and obligations specified in the Partnership Agreement to be issued and sold to the Purchasers pursuant to the Purchase Agreement.

“Target Effective Date” means May 1, 2020, or, if earlier, thirty (30) days after the consummation of the C-Corporation Conversion.

“Trading Day” means a day on which the principal National Securities Exchange on which the Common Units are listed or admitted to trading is open for the transaction of business or, if such Common Units are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

“Underwriter” means, with respect to any Underwritten Offering, the underwriters of such Underwritten Offering.

“Underwritten Offering” means an offering (including an offering pursuant to a Registration Statement) in which Common Units or Common Stock are sold to an Underwriter on a firm commitment basis for reoffering to the public or an offering that is a “bought deal” with one or more investment banks.

“VWAP” per Common Unit or per share of Common Stock on any Trading Day shall mean the per Common Unit or per share of Common Stock volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page “DM <equity> AQR” (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such Trading Day (or if such volume-weighted average price is unavailable, the closing price of one Common Unit or share of Common Stock on such Trading Day as reported on the New York Stock Exchange’s website or the website of the National Securities Exchange upon which the Common Units or Common Stock are listed). If the VWAP cannot be calculated for the Common Units or Common Stock on a particular date on any of the foregoing bases, the VWAP of the Common Units or Common Stock on such date shall be the fair market value as mutually determined in

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good faith by the Partnership and the Holders of the Registrable Securities Required Voting Percentage in a commercially reasonable manner.

“WKSI” means a well-known seasoned issuer (as defined in the rules and regulations of the Commission).

Section 1.02    Registrable Securities. Any Registrable Security will cease to be a Registrable Security upon the earliest to occur of the following: (a) when a registration statement covering such Registrable Security (including the Form S-4 to be filed by the General Partner (or an alternative registration in accordance with the terms of the C-Corporation Conversion) in connection with the C-Corporation Conversion) becomes or has been declared effective by the Commission and such Registrable Security has been sold or disposed of pursuant to such effective registration statement, (b) when such Registrable Security has been disposed of (excluding transfers or assignments by a Holder to an Affiliate or to another Holder or any of its Affiliates or to any assignee or transferee to whom the rights under this Agreement have been transferred pursuant to Section 2.10) pursuant to any section of Rule 144 (or any similar provision then in effect) under the Securities Act, (c) when such Registrable Security is held by the Partnership or one of its direct or indirect subsidiaries, (d) when such Registrable Security has been sold or disposed of in a private transaction in which the transferor’s rights under this Agreement are not assigned to the transferee of such securities pursuant to Section 2.10, and (e) when the Holder of a Registrable Security (i) may sell without restriction pursuant to Rule 144 (including, without limitation, the public information requirement in Rule 144(c)) and (ii) holds, together with such Holder’s Affiliates, less than $5.0 million of Common Units or Common Stock (determined by multiplying the number of Common Units or Common Stock owned by the Average VWAP for the preceding thirty (30) Trading Days), as applicable. For the avoidance of doubt, the provisions of this Section 1.02 do not modify the transfer restrictions applicable to the Holders set forth in the Partnership Agreement.

ARTICLE II.

REGISTRATION RIGHTS

Section 2.01    Shelf Registration.

(a)        Shelf Registration Statements.

(i)        The Partnership shall use its reasonable best efforts to (i) prepare and file an initial registration statement under the Securities Act (or an amendment to the Registration Statement filed pursuant to Section 2.01(a)(i)) to permit the resale of the Registrable Securities from time to time as permitted by Rule 415 (or any similar provision adopted by the Commission then in effect) of the Securities Act (a “Registration Statement”) and (ii) cause such initial Registration Statement or such amendment to become effective no later than the Target Effective Date for the Registrable Securities.

(ii)        The Partnership will use its reasonable best efforts to cause the Registration Statements filed pursuant to Section 2.01(a) to be continuously effective under the Securities Act, with respect to any Holder, until the earlier to occur of the following: (A) the date as of which the Holders may sell all of the Registrable Securities covered by such

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Registration Statement without restriction or limitation pursuant to Rule 144 and without the requirement to be in compliance with Rule 144(c)(1) (or any successor thereto) promulgated under the Securities Act and (B) the date on which the Holders shall have sold all of the Registrable Securities covered by such Registration Statement (the “Effectiveness Period”). A Registration Statement filed pursuant to Section 2.01(a) shall be on such appropriate registration form of the Commission as shall be selected by the Partnership; provided that, if the Partnership is then eligible, it shall file such Registration Statement on Form S-3; provided further that, in the event that Form S-3 is not available for the registration of the resale of Registrable Securities hereunder, the Partnership shall undertake to register the Registrable Securities on Form S-3 as soon as such form is available, provided that the Partnership shall maintain the effectiveness of the Registration Statement then in effect until such time as a Registration Statement on Form S-3 covering the Registrable Securities has been declared effective by the Commission. A Registration Statement when declared effective (including the documents incorporated therein by reference) will comply as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (and, in the case of any prospectus contained in such Registration Statement, in the light of the circumstances under which a statement is made). As soon as practicable following the date that a Registration Statement becomes effective, but in any event within two (2) Business Days of such date, the Partnership shall provide the Holders with written notice of the effectiveness of such Registration Statement. By 9:30 a.m. New York time on the second (2nd) Business Day following the Effective Date of any Registration Statement, the Partnership shall file with the Commission in accordance with Rule 424 under the Securities Act the final prospectus to be used in connection with sales pursuant to such Registration Statement. In no event shall the Partnership include any securities other than Registrable Securities on any Registration Statement without the prior written consent of the Holders of at least the Registrable Securities Required Voting Percentage.

(iii)        Notwithstanding the registration obligations set forth in Section 2.01(a), if the staff of the Commission informs the Partnership that all of the Registrable Securities cannot, as a result of the application of Rule 415 of the Securities Act, be registered for resale as a secondary offering on a single registration statement, the Partnership shall promptly inform each of the Holders thereof and use its reasonable best efforts to file amendments to the Registration Statement as required by the staff of the Commission, covering the maximum number of Registrable Securities permitted to be registered by the staff of the Commission, on Form S-3 or such other form available to register for resale the Registrable Securities as a secondary offering; provided, however, that prior to filing such amendment, the Partnership shall use diligent efforts to advocate with the staff of the Commission for the registration of all of the Registrable Securities in accordance with the SEC Guidance, including without limitation, Compliance and Disclosure Interpretation 612.09. Notwithstanding any other provision of this Agreement, if the staff of the Commission or any SEC Guidance sets forth a limitation on the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that the Partnership used diligent efforts to advocate with the staff of the Commission for the registration of all or a greater portion of Registrable

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Securities), unless otherwise directed in writing by a Holder as to its Registrable Securities, the Partnership shall reduce Registrable Securities on a pro rata basis based on the total number of Registrable Securities held by such Holders. In the event of a cutback hereunder, the Partnership shall give the Holder at least five (5) Business Days prior written notice along with the calculations as to such Holder’s allotment. In the event the Partnership amends the Registration Statement in accordance with the foregoing, the Partnership will use its reasonable best efforts to file with the Commission as soon as permitted by the SEC Guidance one or more additional Registration Statements on Form S-3 or such other form available to register for resale those Registrable Securities that were not registered for resale on the initial (or prior additional) Registration Statement and cause such registration statements to be declared effective on or prior to the ninetieth (90th) day immediately following the filing of such Registration Statement.

(b)        Delay Rights. Notwithstanding anything to the contrary contained herein, the Partnership may, upon written notice to any Selling Holder whose Registrable Securities are included in a Registration Statement (a “Delay Notice”), suspend such Selling Holder’s use of any prospectus which is a part of such Registration Statement (in which event the Selling Holder shall suspend sales of the Registrable Securities pursuant to such Registration Statement) if (i) the Partnership is pursuing an acquisition, merger, reorganization, disposition or other similar transaction and the Partnership determines in good faith and on the advice of counsel that the Partnership’s ability to pursue or consummate such a transaction would be materially and adversely affected by any required disclosure of such transaction in such Registration Statement or (ii) the Partnership has experienced some other material non-public event, the disclosure of which at such time, in the good faith judgment of the Partnership, would materially and adversely affect the Partnership (each, a “Grace Period”); provided, however, that in no event shall the Selling Holders be suspended from selling Registrable Securities pursuant to such Registration Statement for a period that exceeds thirty (30) consecutive Trading Days or an aggregate of 75 Trading Days in any 365-day period. Each Delay Notice will notify the Holders of the dates on which the Grace Period begins and the first day of any Grace Period must be at least five (5) Trading Days after the last day of any prior Grace Period. Upon the termination of the condition described above, the Partnership shall provide prompt notice to the Selling Holders whose Registrable Securities are included in such Registration Statement, and shall promptly terminate any suspension of sales it has put into effect and shall take such other actions necessary or appropriate to permit registered sales of Registrable Securities as contemplated in this Agreement. For purposes of determining the length of a Grace Period above, the Grace Period shall begin on and include the date the Holders receive the Delay Notice and shall end on and include the later of the date the Holders receive a written notice of the end of such Grace Period pursuant to the immediately preceding sentence and the date referred to in such notice. Notwithstanding anything to the contrary, the Partnership shall cause its transfer agent to deliver unlegended Common Units to a transferee of a Holder in connection with any sale of Registrable Securities with respect to which a Holder has entered into a contract for sale, prior to such Holder’s receipt of the Delay Notice and for which such Purchaser has not yet settled, unless the Partnership and its counsel determine that such sale may violate the Securities Act.

Section 2.02    Piggyback Registration.

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(a)        Participation. If at any time the Partnership proposes to file (i) a Registration Statement (other than a Registration Statement contemplated by Section 2.01(a)) on behalf of any other Holder who has registration rights related to an Underwritten Offering undertaken pursuant to Section 2.03 (“Other Holder”), or (ii) a prospectus supplement relating to the sale of Common Units by any Other Holders to an effective “automatic” registration statement, so long as the Partnership is a WKSI at such time or, whether or not the Partnership is a WKSI, so long as the Registrable Securities were previously included in the underlying shelf Registration Statement or are included on an effective Registration Statement, or in any case in which Holders may participate in such offering without the filing of a post-effective amendment, in each case, for the sale of Common Units by Other Holders in an Underwritten Offering undertaken pursuant to Section 2.03, then the Partnership shall give not less than six (6) Business Days’ notice (including notification by electronic mail) (the “Piggyback Notice”) of such proposed Underwritten Offering to each Holder (together with its Affiliates) owning Registrable Securities and such Piggyback Notice shall offer such Holder the opportunity to include in such Underwritten Offering such number of Registrable Securities (the “Included Registrable Securities”) as such Holder may request in writing (a “Piggyback Registration”); provided, however, that the Partnership shall not be required to offer such opportunity (A) to such Holders if the Holders, together with their Affiliates, do not offer a minimum of $5 million of Registrable Securities, in the aggregate (determined by multiplying the number of Registrable Securities owned by the Average VWAP for the thirty (30) Trading Days preceding the date of such notice), or such lesser amount if it constitutes the remaining holdings of the Holder and its Affiliates, or, (B) to such Holders if the Partnership has been advised by the Managing Underwriter that the inclusion of Registrable Securities for sale for the benefit of such Holders will have an adverse effect on the price, timing or distribution of the Common Units in such Underwritten Offering, in which case the amount of Registrable Securities to be offered for the accounts of Holders shall be determined based on the provisions of Section 2.02(b). Each Piggyback Notice shall be provided to Holders on a Business Day in accordance with the notice provisions of Section 3.01 and receipt of such notice shall be confirmed and kept confidential by the Holders until either (x) such proposed Underwritten Offering has been publicly announced by the Partnership or (y) the Holders have received notice from the Partnership that such proposed Underwritten Offering has been abandoned, which the Partnership shall provide to the Holders reasonably promptly after the final decision to abandon a proposed Underwritten Offering has been made. Each such Holder will have five (5) Business Days (or two (2) Business Days in connection with any overnight or bought Underwritten Offering) after such Piggyback Notice has been delivered to request in writing to the Partnership the inclusion of Registrable Securities in the Underwritten Offering. If no request for inclusion from a Holder is received by the Partnership within the specified time, such Holder shall have no further right to participate in such Underwritten Offering. If, at any time after giving written notice of the Partnership’s intention to undertake an Underwritten Offering and prior to the pricing of such Underwritten Offering, such Underwritten Offering is terminated or delayed pursuant to the provisions of this Agreement, the Partnership may, at its election, give written notice of such determination to the Selling Holders and, (1) in the case of a termination of such Underwritten Offering, shall be relieved of its obligation to sell any Included Registrable Securities in connection with such terminated Underwritten Offering, and (2) in the case of a determination to delay such Underwritten Offering, shall be permitted to delay offering any Included Registrable Securities for the same period as the delay in the Underwritten Offering. Any Selling Holder shall have the right to withdraw such Selling Holder’s request for inclusion of such Selling Holder’s Registrable

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Securities in such Underwritten Offering by giving written notice to the Partnership of such withdrawal at least one Business Day prior to the time of pricing of such Underwritten Offering. Any Holder may deliver written notice (a “Piggyback Opt-Out Notice”) to the Partnership requesting that such Holder not receive notice from the Partnership of any proposed Underwritten Offering; provided, however, that such Holder may later revoke any such Piggyback Opt-Out Notice in writing. Following receipt of a Piggyback Opt-Out Notice from a Holder (unless subsequently revoked), the Partnership shall not be required to deliver any notice to such Holder pursuant to this Section 2.02(a) and such Holder shall no longer be entitled to participate in Underwritten Offerings pursuant to this Section 2.02(a), unless such Piggyback Opt-Out Notice is revoked by such Holder. The Holders, if any, listed on Schedule B shall each be deemed to have delivered a Piggyback Opt-Out Notice as of the date hereof.

(b)        Priority of Piggyback Registration. If the Managing Underwriter or Underwriters of any proposed Underwritten Offering for Other Holders advise the Partnership that the total amount of Registrable Securities that Holders intend to include in such offering exceeds the number that can be sold in such offering without being likely to have an adverse effect on the price, timing or distribution of the Common Units or Common Stock offered or the market for the Common Units or Common Stock, then the Partnership shall include the number of Common Units or Common Stock that such Managing Underwriter or Underwriters advise the Partnership can be sold without having such adverse effect, with such number to be allocated (i) first, to the Common Units or Common Stock requested to be included therein by the Initiating Holder and (ii) second, pro rata among the Holders who are exercising piggyback registration rights pursuant to this Section 2.02 related to such offering (based, for each such Holder, on the percentage derived by dividing (x) the number of Common Units or Common Stock proposed to be sold by such Holder in such Underwritten Offering by (y) the aggregate number of Common Units or Common Stock proposed to be sold by all Holders in such Underwritten Offering).

Section 2.03    Underwritten Offering.

(a)        Purchaser Demand Rights. From and after the Target Effective Date, if Axar or Mangrove Partners or any of their respective Affiliates elect to dispose of Registrable Securities under a Registration Statement pursuant to an Underwritten Offering and either (i) reasonably expect gross proceeds of at least $10 million from such Underwritten Offering (together with any Registrable Securities to be disposed of by a Selling Holder who has elected to participate in such Underwritten Offering pursuant to Section 2.02) or (ii) reasonably expect gross proceeds of at least $5 million from such Underwritten Offering (together with any Registrable Securities to be disposed of by a Selling Holder who has elected to participate in such Underwritten Offering pursuant to Section 2.02) and such Registrable Securities represent 100% of the then-outstanding Registrable Securities held by the applicable Selling Holder and its Affiliates, the Partnership shall, at the written request of such Selling Holder(s), enter into an underwriting agreement in a form as is customary in Underwritten Offerings of securities by the Partnership with the Managing Underwriter or Underwriters selected by such Selling Holder (and reasonably approved by the Partnership, such approval not to be unreasonably withheld, delayed or conditioned), which shall include, among other provisions, indemnities to the effect and to the extent provided in Section 2.08, and shall take all such other reasonable actions as are requested by the Managing Underwriter or Underwriters in order to expedite or facilitate the disposition of such Registrable Securities; provided, however, that the Partnership shall have no obligation to facilitate or participate in,

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including entering into any underwriting agreement for more than (i) three (3) Underwritten Offerings requested by Axar and (ii) two (2) Underwritten Offerings requested by Mangrove Partners (which shall not occur within 180 days of each other).

(b)        General Procedures. In connection with any Underwritten Offering contemplated by Section 2.02 or Section 2.03(a), the underwriting agreement into which each Selling Holder and the Partnership shall enter shall contain such representations, covenants, indemnities (subject to Section 2.08) and other rights and obligations as are customary in Underwritten Offerings of securities by the Partnership. No Selling Holder shall be required to make any representations or warranties to or agreements with the Partnership or the Underwriters other than representations, warranties or agreements regarding such Selling Holder’s authority to enter into such underwriting agreement and to sell, and its ownership of, the securities being registered on its behalf, its intended method of distribution and any other representation required by law. If any Selling Holder disapproves of the terms of an Underwritten Offering contemplated by this Section 2.03, such Selling Holder may elect to withdraw therefrom by notice to the Partnership and the Managing Underwriter; provided, however, that such withdrawal must be made at least one Business Day prior to the time of pricing of such Underwritten Offering to be effective; provided, further, that in the event the Managing Underwriter or Underwriters of any proposed Underwritten Offering advise the Partnership that the total amount of Registrable Securities that Holders intend to include in such offering exceeds the number that can be sold in such offering without being likely to have an adverse effect on the price, timing or distribution of the Registrable Securities offered or the market for the Common Units, and the amount of Registrable Securities requested to be included in such Underwritten Offering by the Holder that initiated such Underwritten Offering pursuant to Section 2.03(a) (the “Initiating Holder”) is reduced by 30% or more, the Initiating Holder will have the right to withdraw from such Underwritten Offering by delivering notice to the Partnership at least one Business Day prior to the time of pricing of such Underwritten Offering, in which case the Partnership will have no obligation to proceed with such Underwritten Offering and such Underwritten Offering, whether or not completed, will not decrease the number of Underwritten Offerings the Initiating Holder shall have the right and option to request under this Section 2.03. No such withdrawal or abandonment shall affect the Partnership’s obligation to pay Registration Expenses.

Section 2.04    Further Obligations. In connection with its obligations under this Article II, the Partnership will:

(a)        promptly prepare and file with the Commission such amendments and supplements to a Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective at all times during the Effectiveness Period and as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such Registration Statement;

(b)        if a prospectus supplement will be used in connection with the marketing of an Underwritten Offering under a Registration Statement and the Managing Underwriter at any time shall notify the Partnership in writing that, in the sole judgment of such Managing Underwriter, inclusion of detailed information to be used in such prospectus supplement is of material importance to the success of such Underwritten Offering, the Partnership shall use its reasonable best efforts to include such information in such prospectus supplement;

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(c)        furnish to each Selling Holder (i) as far in advance as reasonably practicable, but in any event at least five (5) Business Days, before filing a Registration Statement or any other registration statement contemplated by this Agreement or any supplement or amendment thereto, upon request, copies of reasonably complete drafts of all such documents proposed to be filed (including exhibits and each document incorporated by reference therein to the extent then required by the rules and regulations of the Commission), and provide each such Selling Holder the opportunity to object to any information pertaining to such Selling Holder and its plan of distribution that is contained therein and, to the extent timely received, make the corrections reasonably requested by such Selling Holder with respect to such information prior to filing such Registration Statement or such other registration statement and the prospectus included therein or any supplement or amendment thereto, and (ii) such number of copies of such Registration Statement or such other registration statement and the prospectus included therein and any supplements and amendments thereto as such Persons may reasonably request in order to facilitate the resale or other disposition of the Registrable Securities covered by such Registration Statement or other registration statement;

(d)        if applicable, use its reasonable best efforts to promptly register or qualify the Registrable Securities covered by any Registration Statement or any other registration statement contemplated by this Agreement under the securities or blue sky laws of such jurisdictions as the Selling Holders or, in the case of an Underwritten Offering, the Managing Underwriter, shall reasonably request; provided, however, that the Partnership will not be required to qualify generally to transact business in any jurisdiction where it is not then required to so qualify or to take any action that would subject it to general service of process in any such jurisdiction where it is not then so subject;

(e)        promptly notify each Selling Holder, at any time when a prospectus relating thereto is required to be delivered by any of them under the Securities Act, of (i) the filing of a Registration Statement or any other registration statement contemplated by this Agreement or any prospectus or prospectus supplement to be used in connection therewith, or any amendment or supplement thereto, and, with respect to a Registration Statement or any other registration statement or any post-effective amendment thereto, when the same has become effective; and (ii) the receipt of any written comments from the Commission with respect to any filing referred to in clause (i) and any written request by the Commission for amendments or supplements to any such Registration Statement or any other registration statement or any prospectus or prospectus supplement thereto;

(f)        promptly notify each Selling Holder, at any time when a prospectus relating thereto is required to be delivered by any of them under the Securities Act, of (i) the happening of any event as a result of which the prospectus or prospectus supplement contained in a Registration Statement or any other registration statement contemplated by this Agreement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any prospectus contained therein, in the light of the circumstances under which a statement is made); (ii) the issuance or threat of issuance by the Commission of any stop order suspending the effectiveness of a Registration Statement or any other registration statement contemplated by this Agreement, or the initiation of any proceedings for that purpose; or (iii) the receipt by the Partnership of any notification with respect to the suspension of the qualification of any

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Registrable Securities for sale under the applicable securities or blue sky laws of any jurisdiction. Following the provision of such notice, the Partnership agrees to, as promptly as practicable, amend or supplement the prospectus or prospectus supplement or take other appropriate action so that the prospectus or prospectus supplement does not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing and to take such other action as is reasonably necessary to remove a stop order, suspension, threat thereof or proceedings related thereto;

(g)        upon request and subject to appropriate confidentiality obligations, furnish to each Selling Holder copies of any and all transmittal letters or other correspondence with the Commission or any other governmental agency or self-regulatory body or other body having jurisdiction (including any domestic or foreign securities exchange) relating to such offering of Registrable Securities;

(h)        in the case of an Underwritten Offering, furnish, or use its reasonable efforts to cause to be furnished, upon request, (i) an opinion of counsel for the Partnership addressed to the Underwriters, dated the date of the closing under the applicable underwriting agreement and (ii) a “comfort letter” addressed to the Underwriters, dated the pricing date of such Underwritten Offering and a letter of like kind dated the date of the closing under the applicable underwriting agreement, in each case, signed by the independent public accountants who have certified the Partnership’s financial statements included or incorporated by reference into the applicable registration statement, and each of the opinion and the “comfort letter” shall be in customary form and covering substantially the same matters with respect to such registration statement (and the prospectus and any prospectus supplement) as have been customarily covered in opinions of issuer’s counsel and in accountants’ letters delivered to the Underwriters in Underwritten Offerings of securities by the Partnership and such other matters as such Underwriters may reasonably request;

(i)        otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the Commission;

(j)        make available to the appropriate representatives of the Managing Underwriter during normal business hours access to such information and Partnership personnel as is reasonable and customary to enable such parties to establish a due diligence defense under the Securities Act; provided, however, that the Partnership need not disclose any non-public information to any such representative unless and until such representative has entered into a confidentiality agreement with the Partnership;

(k)        use its reasonable best efforts to cause all Registrable Securities registered pursuant to this Agreement to be listed on each securities exchange or nationally recognized quotation system on which similar securities issued by the Partnership are then listed;

(l)        use its reasonable best efforts to cause Registrable Securities to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of the Partnership to enable the Selling Holders to consummate the disposition of such Registrable Securities;

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(m)        provide a transfer agent and registrar for all Registrable Securities covered by any Registration Statement not later than the Effective Date of such Registration Statement;

(n)        enter into customary agreements and take such other actions as are reasonably requested by the Selling Holders or the Underwriters, if any, in order to expedite or facilitate the disposition of Registrable Securities (including making appropriate officers of the Partnership and the General Partner available to participate in customary marketing activities);

(o)        if reasonably requested by a Selling Holder, (i) incorporate in a prospectus supplement or post-effective amendment such information as such Selling Holder reasonably requests to be included therein relating to the sale and distribution of Registrable Securities, including information with respect to the number of Registrable Securities being offered or sold, the purchase price being paid therefor and any other terms of the offering of the Registrable Securities to be sold in such offering; and (ii) make all required filings of such prospectus supplement or post-effective amendment after being notified of the matters to be incorporated in such prospectus supplement or post-effective amendment;

(p)        if reasonably required by the Partnership’s transfer agent, the Partnership shall promptly deliver any authorizations, certificates and directions required by the transfer agent which authorize and direct the transfer agent to transfer Registrable Securities without legend upon sale by the Holder of such Registrable Securities under a Registration Statement; and

(q)        if any Holder could reasonably be deemed to be an “underwriter,” as defined in Section 2(a)(11) of the Securities Act, in connection with a Registration Statement and any amendment or supplement thereof (a “Holder Underwriter Registration Statement”), then the Partnership will reasonably cooperate with such Holder in allowing such Holder to conduct customary “underwriter’s due diligence” with respect to the Partnership and satisfy its obligations in respect thereof. In addition, at any Holder’s request, the Partnership will furnish to such Holder, on the date of the effectiveness of the Holder Underwriter Registration Statement and thereafter from time to time on such dates as such Holder may reasonably request (provided that such request shall not be more frequently than on an annual basis unless such Holder is offering Registrable Securities pursuant to a Holder Underwriter Registration Statement), (i) a “comfort letter”, dated such date, from the Partnership’s independent certified public accountants in form and substance as has been customarily given by independent certified public accountants to underwriters in Underwritten Offerings of securities by the Partnership, addressed to such Holder, (ii) an opinion, dated as of such date, of counsel representing the Partnership for purposes of the Holder Underwriter Registration Statement, in form, scope and substance as has been customarily given in Underwritten Offerings of securities by the Partnership, accompanied by standard “10b-5” negative assurance for such offerings, addressed to such Holder and (iii) a standard officer’s certificate from the chief executive officer or chief financial officer, or other officers serving such functions, of the General Partner addressed to the Holder, as has been customarily given by such officers in Underwritten Offerings of securities by the Partnership. The Partnership will also use its reasonable efforts to provide such Holder with an opportunity to review and comment upon any such Holder Underwriter Registration Statement, and any amendments and supplements thereto, prior to its filing with the Commission.

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(r)        make generally available to its security holders as soon as practical, but not later than ninety (90) days after the close of the period covered thereby, an earnings statement (in form complying with, and in the manner provided by, the provisions of Rule 158 under the Securities Act) covering a twelve-month period beginning not later than the first day of the Partnership’s fiscal quarter next following the applicable Effective Date of a Registration Statement.

Notwithstanding anything to the contrary in this Section 2.04, the Partnership will not name a Holder as an underwriter (as defined in Section 2(a)(11) of the Securities Act) in any Registration Statement or Holder Underwriter Registration Statement, as applicable, without such Holder’s prior written consent. If the staff of the Commission requires the Partnership to name any Holder as an underwriter (as defined in Section 2(a)(11) of the Securities Act), and such Holder does not consent thereto, then such Holder’s Registrable Securities shall not be included on the applicable Registration Statement, and the Partnership shall have no further obligations hereunder with respect to Registrable Securities held by such Holder, unless such Holder has not had an opportunity to conduct customary underwriter’s due diligence as set forth in subsection (q) of this Section 2.04 with respect to the Partnership at the time such Holder’s consent is sought.

Each Selling Holder, upon receipt of notice from the Partnership of the happening of any event of the kind described in subsection (f) of this Section 2.04, shall forthwith discontinue offers and sales of the Registrable Securities by means of a prospectus or prospectus supplement until such Selling Holder’s receipt of the copies of the supplemented or amended prospectus contemplated by subsection (f) of this Section 2.04 or until it is advised in writing by the Partnership that the use of the prospectus may be resumed and has received copies of any additional or supplemental filings incorporated by reference in the prospectus, and, if so directed by the Partnership, such Selling Holder will, or will request the Managing Underwriter or Managing Underwriters, if any, to deliver to the Partnership (at the Partnership’s expense) all copies in their possession or control, other than permanent file copies then in such Selling Holder’s possession, of the prospectus covering such Registrable Securities current at the time of receipt of such notice.

From and after the C-Corp Conversion, the General Partner shall assume all of the obligations of the Partnership set forth in this Agreement.

Section 2.05    Cooperation by Holders. The Partnership shall have no obligation to include Registrable Securities of a Holder in a Registration Statement or in an Underwritten Offering pursuant to Section 2.03(a) if such Holder has failed to timely furnish such information that the Partnership determines, after consultation with its counsel, is reasonably required in order for any registration statement or prospectus supplement, as applicable, to comply with the Securities Act. To the extent the Partnership requires any information from any Holder for inclusion in a Registration Statement, it shall deliver a written notice to such Holder requesting such Holder to deliver such information within five (5) Business Days of the receipt by such Holder of such written notice.

Section 2.06    Restrictions on Public Sale by Holders of Registrable Securities. Each Holder of Registrable Securities who is participating in an Underwritten Offering and is included in a Registration Statement agrees to enter into a customary letter agreement with underwriters providing that such Holder will not effect any public sale or distribution of Registrable Securities

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during the 45 calendar day period beginning on the date of a prospectus or prospectus supplement filed with the Commission with respect to the pricing of such Underwritten Offering; provided, however, that, notwithstanding the foregoing, (i) the duration of the foregoing restrictions shall be no longer than the duration of the shortest restriction imposed by the Underwriters on the Partnership or the officers, directors or any other Affiliate of the Partnership on whom a restriction is imposed (and in any event, no more than 45 calendar days), (ii) any release shall be made pro rata to all Holders subject to similar lock-up agreements and (iii) the restrictions set forth in this Section 2.06 shall not apply to any Registrable Securities that are included in such Underwritten Offering by such Holder.

Section 2.07    Expenses.

(a)        Certain Definitions. “Registration Expenses” shall not include Selling Expenses but otherwise means all expenses incident to the Partnership’s performance under or compliance with this Agreement to effect the Registration of Registrable Securities on a Registration Statement pursuant to Section 2.01, a Piggyback Registration pursuant to Section 2.02, or an Underwritten Offering pursuant to Section 2.03, and the disposition of such Registrable Securities, including, without limitation, all costs and expenses related to any roadshows conducted in connection with the marketing of any Underwritten Offering, all registration, filing, securities exchange listing and National Securities Exchange fees, all registration, filing, qualification and other fees and expenses of complying with securities or blue sky laws, fees of the Financial Industry Regulatory Authority, fees of transfer agents and registrars, all word processing, duplicating and printing expenses, and the fees and disbursements of counsel and independent public accountants for the Partnership, including the expenses of any special audits or “cold comfort” letters required by or incident to such performance and compliance. Registration Expenses shall also include the reasonable fees and expenses of one outside legal counsel to the Selling Holders. “Selling Expenses” means all underwriting fees, discounts and selling commissions and transfer taxes allocable to the sale of the Registrable Securities.

(b)        Expenses. The Partnership will pay all reasonable Registration Expenses, as determined in good faith, in connection with a Shelf Registration, a Piggyback Registration or an Underwritten Offering, whether or not any sale is made pursuant to such Shelf Registration, Piggyback Registration or Underwritten Offering. Each Selling Holder shall pay its pro rata share of all Selling Expenses in connection with any sale of its Registrable Securities hereunder. In addition, except as otherwise provided in Section 2.07(a) and Section 2.08, the Partnership shall not be responsible for professional fees (including legal fees) incurred by Holders in connection with the exercise of such Holders’ rights hereunder.

Section 2.08    Indemnification.

(a)        By the Partnership. In the event of a Registration of any Registrable Securities under the Securities Act pursuant to this Agreement, the Partnership will indemnify and hold harmless each Selling Holder thereunder, its directors, officers, managers, partners, employees, members, representatives and agents and each Person, if any, who controls such Selling Holder within the meaning of the Securities Act and the Exchange Act, and their respective directors, officers, managers, partners, employees, members, representatives or agents (collectively, the “Selling Holder Indemnified Persons”), against any losses, claims, damages,

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expenses or liabilities (including reasonable attorneys’ fees and expenses) (collectively, “Losses”), joint or several, to which such Selling Holder Indemnified Person may become subject under the Securities Act, the Exchange Act or otherwise, insofar as such Losses (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact (in the case of any prospectus, in light of the circumstances under which such statement is made) contained in (which, for the avoidance of doubt, includes documents incorporated by reference in) the applicable Registration Statement or other registration statement contemplated by this Agreement, any preliminary prospectus, prospectus supplement or final prospectus contained therein, or any amendment or supplement thereof, or any free writing prospectus relating thereto, or any filing made in connection with the qualification of the offering under the securities or other “blue sky” laws of any jurisdiction in which Registrable Securities are offered, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in light of the circumstances under which they were made) not misleading or (ii) any violation or alleged violation by the Partnership of this Agreement, the Securities Act or the Exchange Act, and will reimburse such Selling Holder Indemnified Person for any legal or other expenses reasonably incurred by them, as incurred, in connection with investigating, defending or resolving any such Loss or actions or proceedings; provided, however, that the Partnership will not be liable in any such case if and to the extent that any such Loss arises out of or is based solely upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by such Selling Holder Indemnified Person in writing specifically for use in the applicable Registration Statement or other registration statement, or prospectus supplement, as applicable. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Selling Holder Indemnified Person, and shall survive the transfer of such securities by such Selling Holder.

(b)        By Each Selling Holder. Each Selling Holder agrees severally and not jointly or jointly and severally to indemnify and hold harmless the Partnership, the General Partner and the General Partner’s directors, officers, employees and agents and each Person, who, directly or indirectly, controls the Partnership within the meaning of the Securities Act or of the Exchange Act to the same extent as the foregoing indemnity from the Partnership to the Selling Holders, but only with respect to Losses incurred solely and to the extent of information regarding such Selling Holder furnished in writing by or on behalf of such Selling Holder expressly for inclusion in a Registration Statement or any other registration statement contemplated by this Agreement, any preliminary prospectus, prospectus supplement or final prospectus contained therein, or any amendment or supplement thereto or any free writing prospectus relating thereto; provided, however, that the liability of each Selling Holder shall not be greater in amount than the dollar amount of the proceeds (net of any Selling Expenses) received by such Selling Holder from the sale of the Registrable Securities giving rise to such indemnification.

(c)        Notice. Promptly after receipt by an indemnified party hereunder of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party hereunder, notify the indemnifying party in writing thereof, but the omission to so notify the indemnifying party shall not relieve it from any liability that it may have to any indemnified party other than under this Section 2.08(c), except to the extent that the indemnifying party is materially prejudiced by such failure. In any action brought against any indemnified party, it shall notify the indemnifying party of the commencement thereof. The

16

indemnifying party shall be entitled to participate in and, to the extent it shall wish, to assume and undertake the defense thereof with counsel reasonably satisfactory to such indemnified party and, after notice from the indemnifying party to such indemnified party of its election so to assume and undertake the defense thereof, the indemnifying party shall not be liable to such indemnified party under this Section 2.08 for any legal expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation and of liaison with counsel so selected; provided, however, that, (i) if the indemnifying party has failed to assume the defense or employ counsel reasonably satisfactory to the indemnified party or (ii) if the defendants in any such action include both the indemnified party and the indemnifying party and counsel to the indemnified party shall have concluded that there may be reasonable defenses available to the indemnified party that are different from or additional to those available to the indemnifying party, or if the interests of the indemnified party reasonably may be deemed to conflict with the interests of the indemnifying party, then the indemnified party shall have the right to select a separate counsel and to assume such legal defense and otherwise to participate in the defense of such action, with the reasonable expenses and fees of such separate counsel and other reasonable expenses related to such participation to be reimbursed by the indemnifying party as incurred. Notwithstanding any other provision of this Agreement, no indemnifying party shall settle any action brought against any indemnified party with respect to which such indemnified party may be entitled to indemnification hereunder without the prior written consent of the indemnified party, unless the settlement thereof imposes no liability or obligation on, includes a complete and unconditional release from liability of, and does not contain any admission of wrongdoing by, the indemnified party.

(d)        Contribution. If the indemnification provided for in this Section 2.08 is held by a court or government agency of competent jurisdiction to be unavailable to any indemnified party or is insufficient to hold them harmless in respect of any Losses, then each such indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and of the indemnified party, on the other hand, in connection with the statements or omissions that resulted in such Losses, as well as any other relevant equitable considerations; provided, however, that in no event shall any Selling Holder be required to contribute an aggregate amount in excess of the dollar amount of proceeds (net of Selling Expenses) received by such Selling Holder from the sale of Registrable Securities giving rise to such indemnification. The relative fault of the indemnifying party, on the one hand, and the indemnified party, on the other, shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact has been made by, or relates to, information supplied by such party in writing, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties hereto agree that it would not be just and equitable if contributions pursuant to this paragraph were to be determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to herein. The amount paid by an indemnified party as a result of the Losses referred to in the first sentence of this paragraph shall be deemed to include any legal and other expenses reasonably incurred by such indemnified party in connection with investigating, defending or resolving any Loss that is the subject of this paragraph. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act)

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shall be entitled to contribution from any Person who is not guilty of such fraudulent misrepresentation.

(e)        Other Indemnification. The provisions of this Section 2.08 shall be in addition to any other rights to indemnification or contribution that an indemnified party may have pursuant to law, equity, contract or otherwise.

Section 2.09    Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the Commission that may permit the resale of the Registrable Securities without registration, the Partnership agrees to use its reasonable best efforts to:

(a)        make and keep public information regarding the Partnership available, as those terms are understood and defined in Rule 144 under the Securities Act (or any similar provision then in effect), at all times from and after the date hereof;

(b)    file with the Commission in a timely manner all reports and other documents required of the Partnership under the Securities Act and the Exchange Act at all times from and after the date hereof; and

(c) so long as a Holder owns any Registrable Securities, furnish (i) to the extent accurate, forthwith upon request, a written statement of the Partnership that it has complied with the reporting requirements of Rule 144 under the Securities Act (or any similar provision then in effect), the Securities Act and the Exchange Act and (ii) unless otherwise available via the Commission’s EDGAR filing system, to such Holder forthwith upon request a copy of the most recent annual or quarterly report of the Partnership, and such other reports and documents so filed as such Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing such Holder to sell any such securities without registration.

Section 2.10    Transfer or Assignment of Registration Rights. The rights to cause the Partnership to register Registrable Securities under this Article II may be transferred or assigned by each Holder to one or more transferees or assignees of Registrable Securities or securities convertible into Registrable Securities; provided, however, that (a) unless any such transferee or assignee is an Affiliate of, and after such transfer or assignment continues to be an Affiliate of, such Holder, the amount of Registrable Securities or securities convertible into Registrable Securities transferred or assigned to such transferee or assignee shall represent at least $5 million of Registrable Securities (on an as-converted basis where applicable (determined by multiplying the number of Registrable Securities (on an as-converted basis) owned by the Average VWAP for the ten (10) Trading Days preceding the date of such transfer or assignment)), or such lesser amount if it constitutes the remaining holdings of the Holder and its Affiliates, (b) the Partnership is given written notice prior to any said transfer or assignment, stating the name and address of each such transferee or assignee and identifying the securities with respect to which such registration rights are being transferred or assigned and (c) each such transferee or assignee assumes in writing responsibility for its portion of the obligations of such transferring Holder under this Agreement.

Section 2.11    Limitation on Subsequent Registration Rights. From and after the date hereof, the Partnership shall not, without the prior written consent of the Holders of at least the

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Registrable Securities Required Voting Percentage, enter into any agreement with any current or future holder of any securities of the Partnership that would allow such current or future holder to require the Partnership to include securities in any Registration Statement filed by the Partnership for Other Holders on a basis other than pari passu with, or expressly subordinate to, the piggyback rights of the Holders of Registrable Securities hereunder; provided, that in no event shall the Partnership enter into any agreement that would permit another holder of securities of the Partnership to participate on a pari passu basis (in terms of priority of cut-back based on advice of underwriters) with a Purchaser requesting registration or takedown in an Underwritten Offering pursuant to Section 2.03(a).

ARTICLE III.

MISCELLANEOUS

Section 3.01    Communications. All notices, demands and other communications provided for hereunder shall be in writing and shall be given by registered or certified mail, return receipt requested, telecopy, air courier guaranteeing overnight delivery, personal delivery or (in the case of any notice given by the Partnership to the Purchasers) email to the following addresses:

(a)	If to the Purchasers, to the addresses set forth on Schedule A.

(b)	If to the Partnership or the General Partner:

StoneMor Partners L.P.

3600 Horizon Blvd.

Trevose, PA 19053

Attention: General Counsel

Email: aso@stonemor.com

with a copy to (which shall not constitute notice):

Vinson & Elkins L.L.P.

1001 Fannin Street

Suite 2500

Houston TX 77002-6760

Attention: David Oelman

Facsimile: (713) 615-5620

Email: doelman@velaw.com

or to such other address as the Partnership or the Purchasers may designate to each other in writing from time to time or, if to a transferee or assignee of the Purchasers or any transferee or assignee thereof, to such transferee or assignee at the address provided pursuant to Section 2.10. All notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; upon actual receipt if sent by certified or registered mail, return receipt requested, or regular mail, if mailed; upon actual receipt of the facsimile or email copy, if sent via facsimile or email; and upon actual receipt when delivered to an air courier guaranteeing overnight delivery.

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Section 3.02    Binding Effect. This Agreement shall be binding upon the Partnership, each of the Purchasers and their respective successors and permitted assigns, including subsequent Holders of Registrable Securities to the extent permitted herein. Except as expressly provided in this Agreement, this Agreement shall not be construed so as to confer any right or benefit upon any Person other than the parties to this Agreement and their respective successors and permitted assigns.

Section 3.03    Assignment of Rights. Except as provided in Section 2.10, neither this Agreement nor any of the rights, benefits or obligations hereunder may be assigned or transferred, by operation of law or otherwise, by any party hereto without the prior written consent of the other party.

Section 3.04    Recapitalization, Exchanges, Etc. Affecting Units. The provisions of this Agreement shall apply to the full extent set forth herein with respect to any and all units of the Partnership or any successor or assign of the Partnership (whether by merger, acquisition, consolidation, reorganization, sale of assets or otherwise) that may be issued in respect of, in exchange for or in substitution of, the Registrable Securities, and shall be appropriately adjusted for combinations, unit splits, recapitalizations, pro rata distributions of units and the like occurring after the date of this Agreement.

Section 3.05    Aggregation of Registrable Securities. All Registrable Securities held or acquired by Persons who are Affiliates of one another shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

Section 3.06    Specific Performance. Damages in the event of breach of this Agreement by a party hereto may be difficult, if not impossible, to ascertain, and it is therefore agreed that each such Person, in addition to and without limiting any other remedy or right it may have, will have the right to seek an injunction or other equitable relief in any court of competent jurisdiction, enjoining any such breach, and enforcing specifically the terms and provisions hereof, and each of the parties hereto hereby waives any and all defenses it may have on the ground of lack of jurisdiction or competence of the court to grant such an injunction or other equitable relief. The existence of this right will not preclude any such Person from pursuing any other rights and remedies at law or in equity that such Person may have.

Section 3.07    Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same agreement.

Section 3.08    Governing Law, Submission to Jurisdiction. This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement), will be construed in accordance with and governed by the laws of the State of Delaware without regard to principles of conflicts of laws. Any action against any party relating to the foregoing shall be brought in any federal or state court of competent jurisdiction located within the State of Delaware, and the parties hereto hereby

20

irrevocably submit to the non-exclusive jurisdiction of any federal or state court located within the State of Delaware over any such action. The parties hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

Section 3.09    Waiver of Jury Trial. THE PARTIES TO THIS AGREEMENT EACH HEREBY WAIVE, AND AGREE TO CAUSE THEIR AFFILIATES TO WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. THE PARTIES TO THIS AGREEMENT EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 3.10    Entire Agreement. This Agreement, the Purchase Agreement and the other agreements and documents referred to herein and therein are intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein or in the Purchase Agreement with respect to the rights granted by the Partnership or any of its Affiliates or the Purchasers or any of their respective Affiliates set forth herein or therein. This Agreement, the Purchase Agreement and the other agreements and documents referred to herein or therein supersede all prior agreements and understandings between the parties with respect to such subject matter.

Section 3.11    Amendment. This Agreement may be amended only by means of a written amendment signed by the Partnership and the Holders of at least the Registrable Securities Required Voting Percentage; provided, however, that no such amendment shall adversely affect the rights of any Holder hereunder without the consent of such Holder. Any amendment, supplement or modification of or to any provision of this Agreement, any waiver of any provision of this Agreement, and any consent to any departure by the Partnership or any Holder from the terms of any provision of this Agreement shall be effective only in the specific instance and for the specific purpose for which such amendment, supplement, modification, waiver or consent has been made or given.

Section 3.12    No Presumption. This Agreement has been reviewed and negotiated by sophisticated parties with access to legal counsel and shall not be construed against the drafter.

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Section 3.13    Obligations Limited to Parties to Agreement. Each of the parties hereto covenants, agrees and acknowledges that, other than as set forth herein, no Person other than the Purchasers, the Holders, their respective permitted assignees and the Partnership shall have any obligation hereunder and that, notwithstanding that one or more of such Persons may be a corporation, partnership or limited liability company, no recourse under this Agreement or under any documents or instruments delivered in connection herewith shall be had against any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder or Affiliate of any of such Persons or their respective permitted assignees, or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder or Affiliate of any of the foregoing, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder or Affiliate of any of such Persons or any of their respective assignees, or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder or Affiliate of any of the foregoing, as such, for any obligations of such Persons or their respective permitted assignees under this Agreement or any documents or instruments delivered in connection herewith or for any claim based on, in respect of or by reason of such obligation or its creation, except, in each case, for any assignee of any Purchaser or a Holder hereunder.

Section 3.14    Interpretation. Article, Section and Schedule references in this Agreement are references to the corresponding Article, Section or Schedule to this Agreement, unless otherwise specified. All Schedules to this Agreement are hereby incorporated and made a part hereof as if set forth in full herein and are an integral part of this Agreement. All references to instruments, documents, contracts and agreements are references to such instruments, documents, contracts and agreements as the same may be amended, supplemented and otherwise modified from time to time, unless otherwise specified. The word “including” shall mean “including but not limited to” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it. Whenever the Partnership has an obligation under this Agreement, the expense of complying with that obligation shall be an expense of the Partnership unless otherwise specified. Any reference in this Agreement to “$” shall mean U.S. dollars. Whenever any determination, consent or approval is to be made or given by a Holder, such action shall be in such Holder’s sole discretion, unless otherwise specified in this Agreement. If any provision in this Agreement is held to be illegal, invalid, not binding or unenforceable, (a) such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid, not binding or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions shall remain in full force and effect, and (b) the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. The words such as “herein,” “hereinafter,” “hereof’ and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires. The

22

provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement.

[Remainder of Page Left Intentionally Blank]

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IN WITNESS WHEREOF, the parties hereto execute this Agreement, effective as of the date first above written.

STONEMOR PARTNERS L.P. By: STONEMOR GP, LLC, its general partner

By:	/s/ Joseph M. Redling
Name: Joseph M. Redling Title: President and Chief Executive Officer

STONEMOR GP, LLC By: STONEMOR GP HOLDINGS, LLC, its sole member

By:	/s/ Joseph M. Redling
Name: Joseph M. Redling Title: President and Chief Executive Officer

[Signature page to Registration Rights Agreement]

PURCHASERS

AXAR

SMP SPV LLC

By: Axar Capital Management LP, its Investment Manager

By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Authorized Signatory

STAR V PARTNERS LLC

By: Axar Capital Management LP, its Investment Manager

By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Authorized Signatory

BLACKWELL PARTNERS LLC – SERIES E, solely with respect to the assets for which Axar Capital Management LP acts as its Investment Manager

By: Axar Capital Management LP, its Investment Manager

By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Authorized Signatory

[Signature page to Registration Rights Agreement]

/s/ David Miller
David Miller

[Signature page to Registration Rights Agreement]

MANGROVE PARTNERS

MPF INVESTCO 6, LLC

By: The Mangrove Partners Fund (Cayman Drawdown), L.P., its sole member

By: Mangrove Partners, its investment manager

By: /s/ Ward Dietrich
Name: Ward Dietrich
Title: Authorized Person

MPF INVESTCO 7, LLC

By: The Mangrove Partners i-Feeder 1, Ltd., its sole member

By: Mangrove Partners, its investment manager

By: /s/ Ward Dietrich
Name: Ward Dietrich
Title: Authorized Person

MPF INVESTCO 8, LLC

By: The Mangrove Partners Fund (Cayman), Ltd., its sole member

By: Mangrove Partners, its investment manager

By: /s/ Ward Dietrich
Name: Ward Dietrich
Title: Authorized Person

[Signature page to Registration Rights Agreement]

THE MANGROVE PARTNERS FUND, L.P.

By: Mangrove Partners, its investment manager

By: /s/ Ward Dietrich
Name: Ward Dietrich
Title: Authorized Person

THE MANGROVE PARTNERS FUND (CAYMAN PARTNERSHIP), L.P.

By: Mangrove Partners, its investment manager

By: /s/ Ward Dietrich
Name: Ward Dietrich
Title: Authorized Person

[Signature page to Registration Rights Agreement]

SCHEDULE A

Purchaser Name; Notice and Contact Information

Purchaser	Contact Information
SMP SPV LLC	c/o Axar Capital Management, LP 1330 Avenue of the Americas, 30th Floor New York, NY 10019 Attention: Andrew Axelrod E-mail: aaxelrod@axarcapital.com
Star V Partners LLC	c/o Axar Capital Management, LP 1330 Avenue of the Americas, 30th Floor New York, NY 10019 Attention: Andrew Axelrod E-mail: aaxelrod@axarcapital.com
Blackwell Partners LLC – Series E	c/o Axar Capital Management, LP 1330 Avenue of the Americas, 30th Floor New York, NY 10019 Attention: Andrew Axelrod E-mail: aaxelrod@axarcapital.com
David Miller	1451 Brandywine lane Wayne, PA 19087 Email: david@chesterbrookfinancial.com
MPF InvestCo 6, LLC	c/o Mangrove Partners 645 Madison Avenue, 14th Floor New York, NY 10022 Attention: Ward Dietrich Email: WDietrich@MangrovePartners.com
MPF InvestCo 7, LLC	c/o Mangrove Partners 645 Madison Avenue, 14th Floor New York, NY 10022 Attention: Ward Dietrich Email: WDietrich@MangrovePartners.com
MPF InvestCo 8, LLC	c/o Mangrove Partners 645 Madison Avenue, 14th Floor New York, NY 10022 Attention: Ward Dietrich Email: WDietrich@MangrovePartners.com
The Mangrove Partners Fund, L.P.	c/o Mangrove Partners 645 Madison Avenue, 14th Floor New York, NY 10022 Attention: Ward Dietrich Email: WDietrich@MangrovePartners.com

A-1

The Mangrove Partners Fund (Cayman Partnership), L.P.	c/o Mangrove Partners 645 Madison Avenue, 14th Floor New York, NY 10022 Attention: Ward Dietrich Email: WDietrich@MangrovePartners.com

A-2

SCHEDULE B

PURCHASERS DEEMED TO HAVE DELIVERED THE PIGGYBACK OPT-OUT

NOTICE

None.

B-1

Exhibit 10.3

SECOND AMENDMENT TO

MERGER AND REORGANIZATION AGREEMENT

THIS SECOND AMENDMENT, dated as of June 27, 2019 (this “Amendment”), to the Merger Agreement (as defined below) is entered into by and among StoneMor Partners L.P., a Delaware limited partnership (the “Partnership”), StoneMor GP LLC, a Delaware limited liability company and the general partner of the Partnership (“GP”), StoneMor GP Holdings LLC, a Delaware limited liability company and the sole member of GP (“GP Holdings”), and Hans Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of GP (“Merger Sub,” and together with the Partnership, GP and GP Holdings, the “Parties”).

RECITALS

WHEREAS, the Parties have previously entered into that certain Merger and Reorganization Agreement, dated as of September 27, 2018, as amended by that certain First Amendment to Merger and Reorganization Agreement, dated as of April 30, 2019 (collectively, the “Merger Agreement”);

WHEREAS, pursuant to Section 8.1 of the Merger Agreement, the Parties now desire to amend the Merger Agreement in the respects, but only in the respects, hereinafter set forth; and

WHEREAS, capitalized terms used herein shall have the respective meanings ascribed thereto in the Merger Agreement, as amended by this Amendment, unless herein defined or the context shall otherwise require.

AGREEMENT

NOW, THEREFORE, in consideration of the covenants and agreements contained in this Agreement, and intending to be legally bound, the Parties agree as follows:

ARTICLE I

AMENDMENTS

Section 1.1    Amendment to Recitals. The recitals to the Merger Agreement shall be amended and restated in their entirety as follows:

WHEREAS, the Conflicts Committee (the “Conflicts Committee”) of the board of directors of GP (the “GP Board”) by unanimous vote (a) determined that this Agreement and the transactions contemplated hereby are fair to, and in the best interests of, the Partnership and the holders of common units representing limited partner interests (the “Common Units”) and Series A Preferred Units (the “Preferred Units”) in the Partnership (the “Unitholders”) (other than GP and Unitholders affiliated with GP), (b) approved this Agreement and the transactions contemplated hereby, including the Merger (the foregoing constituting Special Approval), (c) directed that this Agreement be submitted to a vote of the Unitholders, and (d) resolved its recommendation of adoption of this Agreement by the Unitholders;

WHEREAS, each of (i) the Board of Directors of GP Holdings, on behalf of GP Holdings, in its individual capacity and in its capacity as the sole member of GP, and immediately following the Conversion (as hereinafter defined), as the sole stockholder of the Company, and (ii) the GP Board on behalf of GP and in its capacity as the sole member of Merger Sub, has approved this Agreement and the transactions contemplated hereby;

WHEREAS, the parties intend that, as more particularly described herein, (1) GP Holdings shall contribute the 2,332,878 Common Units owned by it (the “GP Holdings’ Common Units”) to GP and immediately following receipt thereof, GP shall contribute the GP Holdings’ Common Units to StoneMor LP Holdings, LLC, a Delaware limited liability company and wholly owned subsidiary of GP (“LP Sub”), (2) GP shall convert into a Delaware corporation (the “Conversion”) to be named “StoneMor Inc.” (following the Conversion, GP is referred to herein as the “Company”) and all of the limited liability company interests of GP held by GP Holdings prior to the Conversion shall be cancelled in accordance with this Agreement and (iii) Merger Sub shall be merged with and into the Partnership (the “Merger”) with the Partnership surviving and with the Company as its sole general partner and LP Sub as its sole holder of Common Units and each Outstanding (as defined below) Common Unit (other than those held by LP Sub) and Preferred Unit being converted into the right to receive one share of common stock, par value $0.01 per share, of the Company (the “Company Shares”); and

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to the parties’ willingness to enter into this Agreement, the Partnership, GP and certain Unitholders (the “Supporting Unitholders”) are entering into a voting and support agreement, pursuant to which, among other things, the Supporting Unitholders have agreed, subject to the terms and conditions set forth therein, to vote (or cause the vote of, as applicable) all of the Common Units and Preferred Units owned by them in favor of the approval and adoption of this Agreement and the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound, the parties hereto agree as follows:

Section 1.2    Amendment to Certain Definitions.

(a)    Section 1.1 of the Merger Agreement shall be amended to include the following defined terms:

“Blocker Corp” has the meaning set forth in Section 5.13.

“Equity Offering” means the Partnership’s offering of Preferred Units to be consummated on June 27, 2019.

“Preferred Units” has the meaning set forth in the recitals to this Agreement.

“Purchaser” has the meaning set forth in Section 5.13.

(b)    The defined term “Partnership Agreement” in Section 1.1 of the Merger Agreement shall be amended and restated in its entirety as follows:

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“Partnership Agreement” means the Third Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of June 27, 2019, as such agreement may be amended, amended and restated or supplemented from time to time.

(c)    The defined term “Partnership SEC Documents” in Section 1.1 of the Merger Agreement shall be amended and restated in its entirety as follows:

“Partnership SEC Documents” means all reports, schedules, forms, certifications, prospectuses and registration, proxy and other statements required to be filed or furnished by the Partnership or any Unitholder with the SEC and publicly available on or prior to the later of (i) the date of this Agreement and (ii) the latest date of any amendments to this Agreement.

Section 1.3    Amendment to Directors and Officers of the Company. Section 2.3(a) of the Merger Agreement shall be amended and restated in its entirety as follows:

(a)    Directors. The directors serving on the GP Board immediately prior to the Effective Time shall become the directors serving on the board of directors of the Company from and after the Effective Time until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and Bylaws.

Section 1.4    Amendment to Merger Consideration. Section 3.1 of the Merger Agreement shall be amended and restated in its entirety as follows:

Section 3.1    Merger Consideration. Subject to the provisions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of the Company, the Partnership, Merger Sub, LP Sub or any holder of Common Units or Preferred Units:

(a)    Each Outstanding Common Unit, including Phantom Units that will be treated as Common Units pursuant to Section 3.7(a) of this Agreement, but excluding any Common Units held by LP Sub shall be converted into the right to receive one Company Share, which shall have been duly authorized and shall be validly issued, fully paid and nonassessable. Each Outstanding Preferred Unit shall be converted into the right to receive a number of Company Shares equal to the then prevailing Series A Conversion Rate (as defined in the Partnership Agreement), which shall have been duly authorized and shall be validly issued, fully paid and nonassessable. The Company Shares issued hereunder are referred to herein as the “Merger Consideration.”

(b) All Common Units (excluding any Common Units held by LP Sub) and Preferred Units, when converted as a result of and pursuant to the Merger, shall cease to be outstanding and shall automatically be canceled and cease to exist. At the Effective Time, each holder of a certificate representing Common Units (a “Certificate”) and each holder of non-certificated Common Units or Preferred Units represented by book-entry (“Book-Entry Units”), other than LP Sub, shall cease to be a unitholder of the Partnership and (except as set forth in Section 3.2)

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cease to have any rights with respect thereto, except the right to receive (A) such holder’s portion of the Merger Consideration and (B) any distributions in accordance with Section 3.3(c), and in each case, to be issued or paid in consideration therefor upon surrender of such Certificate or Book-Entry Unit in accordance with Section 3.2 without interest.

(c)    All of the limited liability company interests in Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become limited partner interests in the Surviving Entity, which limited partner interests shall be duly authorized and validly issued, fully paid (to the extent required under the Partnership Agreement) and non-assessable (except to the extent such non-assessability may be affected by Sections 17-303, 17-607 and 17-804 of the DRULPA), such that following the Effective Time, LP Sub shall be the sole holder of Common Units of the Surviving Entity.

(d)    The general partner interest in the Partnership issued and outstanding immediately prior to the Effective Time shall remain outstanding and unchanged subject to such changes as are set forth in the Partnership Agreement, and the Company shall continue to be the sole general partner of the Partnership.

(e)    The Incentive Distribution Rights issued and outstanding immediately prior to Effective Time shall remain outstanding and unchanged subject to such changes as are set forth in the Partnership Agreement, and the Company shall continue to own 100% of the Incentive Distribution Rights.

(f)    All of the limited liability company interest of GP shall be cancelled.

Section 1.5    Amendment to Rights As Unitholders; Unit Transfers. Section 3.2 of the Merger Agreement shall be amended and restated in its entirety as follows:

Section 3.2    Rights As Unitholders; Unit Transfers. At the Effective Time, holders of Common Units (other than LP Sub) and Preferred Units shall cease to be, and shall have no rights as, unitholders of the Partnership, other than to receive (a) any distribution with respect to such Common Units or Preferred Units with a record date occurring prior to the Effective Time that may have been declared or made by the Partnership on such Common Units or Preferred Units in accordance with the terms of this Agreement and which remains unpaid at the Effective Time and (b) the consideration provided under this Article III. After the Effective Time, there shall be no transfers on the unit transfer books of the Partnership with respect to such Common Units or Preferred Units.

Section 1.6    Amendment to Exchange Procedures. Section 3.3 of the Merger Agreement shall be amended and restated in its entirety as follows:

Section 3.3    Exchange Procedures.

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(a)    Exchange Agent. Promptly after the Effective Time, the Company shall deposit or shall cause to be deposited with the Exchange Agent for the benefit of the holders of such Common Units and Preferred Units, for exchange in accordance with this Article III, through the Exchange Agent, the Company Shares issuable upon due surrender of the Certificates (or affidavits of loss in lieu thereof pursuant to Section 3.3(g)) or Book-Entry Units pursuant to this Article III. The Partnership agrees to deposit with the Exchange Agent, from time to time as needed, cash sufficient to pay any distributions pursuant to Section 3.2(a) and Section 3.3(c). Any cash and Company Shares deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund.” The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated by this Agreement to be issued or paid for Common Units and Preferred Units pursuant to this Agreement out of the Exchange Fund. Except as contemplated by Sections 3.3(c), the Exchange Fund shall not be used for any other purpose.

(b)    Exchange Procedures. Promptly after the Effective Time, the Company shall instruct the Exchange Agent to mail to each record holder of Common Units and Preferred Units as of the Effective Time (other than LP Sub) (i) a letter of transmittal (which shall specify that in respect of certificated units, delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent, and shall be in customary form and agreed to by the Company and the Partnership prior to the Effective Time) and (ii) instructions for use in effecting the surrender of the Certificates or Book-Entry Units in exchange for the Merger Consideration issuable or payable in respect of the Common Units represented by such Certificates or Common Units or Preferred Units represented as Book-Entry Units. Promptly after the Effective Time, upon surrender of Certificates, if any, for cancellation to the Exchange Agent together with such letters of transmittal, properly completed and duly executed, and such other documents (including in respect of Book-Entry Units) as may be reasonably required pursuant to such instructions, the holders of Common Units (other than LP Sub) and Preferred Units shall be entitled to receive in exchange therefor (A) Company Shares representing, in the aggregate, the number of Company Shares that such holder has the right to receive pursuant to this Article III (after taking into account all Common Units and Preferred Units then held by such holder) and (B) a check in the amount equal to the aggregate amount of cash, if any, that such holder has the right to receive pursuant to Section 3.3(c). No interest shall be paid or accrued on any Merger Consideration or on any unpaid distributions payable to holders of Certificates or Book-Entry Units. In the event of a transfer of ownership of Common Units or Preferred Units that is not registered in the transfer records of the Partnership, the Merger Consideration issuable or payable in respect of such Common Units or Preferred Units, as applicable, may be issued or paid to a transferee, if the Certificate representing such Common Units or evidence of ownership of the Book-Entry Units are presented to the Exchange Agent, and in the case of both certificated Common Units and book-entry Common Units or Preferred Units, accompanied by all documents required to evidence and effect such transfer and the Person requesting such exchange shall (i) pay to the Exchange Agent in advance, any amounts required to be withheld and any transfer taxes or other similar taxes required by reason of the delivery of the Merger Consideration in any name other than that of the record holder of such Common Units or Preferred Units, as applicable, or (ii) shall establish to the

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satisfaction of the Exchange Agent that any amounts required to be withheld, any transfer taxes or other similar taxes have been paid or are not payable. Until the required documentation has been delivered and Certificates, if any, have been surrendered, as contemplated by this Section 3.3, each Certificate or Book-Entry Unit shall be deemed at any time after the Effective Time to represent only the right to receive, upon such surrender, the Merger Consideration issuable or payable in respect of the Common Units (excluding those held by LP Sub) and Preferred Units and any distributions to which such holder is entitled pursuant to Section 3.2.

(c)    Distributions with Respect to Unexchanged Common Units. No distributions declared or made with respect to Company Shares with a record date after the Effective Time shall be paid to the holder of any Common Units with respect to the Company Shares that such holder would be entitled to receive in accordance herewith until such holder shall deliver the required documentation and surrender any Certificate as contemplated by this Section 3.3. Subject to applicable Law, following compliance with the requirements of Section 3.3(b), there shall be paid to such holder of the Company Shares issuable in exchange therefor, without interest, (i) promptly after the time of such compliance, the amount of distributions with a record date after the Effective Time theretofore paid with respect to the Company Shares and payable with respect to such Company Shares and (ii) at the appropriate payment date, the amount of distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such compliance payable with respect to such Company Shares.

(d)    Further Rights in Common Units and Preferred Units. The Merger Consideration issued or paid upon conversion of a Common Unit or Preferred Unit in accordance with the terms hereof (including any cash paid pursuant to Section 3.2 or Section 3.3(c)) shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to such Common Unit or Preferred Unit, as applicable.

(e)    Termination of Exchange Fund. Any portion of the Exchange Fund constituting Company Shares or cash that remains unclaimed by the holders of such Common Units or Preferred Units after 180 days following the Effective Time shall be returned to the Company upon demand by the Company and, from and after such delivery, any former holders of Common Units or Preferred Units who have not theretofore complied with this Article III shall thereafter look only to the Company for the Merger Consideration payable in respect of such Common Units and Preferred Units, any distributions with respect to the Common Units to which they are entitled pursuant to Section 3.3(c), in each case, without any interest thereon. Any amounts remaining unclaimed by holders of such Common Units or Preferred Units immediately prior to such time as such amounts would otherwise escheat to or become the property of any governmental entity shall, to the extent permitted by applicable Law, become the property of the Company, free and clear of any Liens, claims or interest of any Person previously entitled thereto.

(f)    No Liability. To the fullest extent permitted by Law, none of the Company, the Merger Sub nor the Partnership shall be liable to any holder of Common Units or Preferred Units for any Merger Consideration delivered to a public official pursuant to any abandoned property, escheat or similar Law.

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(g)    Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Company, the posting by such Person of a bond, in such reasonable amount as the Company may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue or pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration issuable or payable in respect of the Common Units represented by such Certificate and any distributions to which the holders thereof are entitled pursuant to Section 3.2.

(h)    Withholding. The Surviving Entity and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise issuable or payable pursuant to this Agreement to any holder of Common Units or Preferred Units such amounts as the Surviving Entity or the Exchange Agent is required to deduct and withhold under the Code or any provision of state, local or foreign tax Law, with respect to the making of such issuance or payment. To the extent that amounts are so deducted and withheld by the Surviving Entity or the Exchange Agent, such amounts shall be treated for all purposes of this Agreement as having been issued or paid to the holder of Common Units or Preferred Units, as applicable, in respect of whom such deduction and withholding was made by the Surviving Entity or the Exchange Agent, as the case may be.

Section 1.7    Amendment to Book Entry Company Shares. Section 3.4 of the Merger Agreement shall be amended and restated in its entirety as follows:

Section 3.4    Book Entry Company Shares . All Company Shares to be issued in connection with the Conversion and Merger or exchanged for Common Units and Preferred Units in connection with the Merger shall be distributed in book-entry form, without physical certificates.

Section 1.8    Amendment to Anti-Dilution Provisions. Section 3.5 of the Merger Agreement shall be amended and restated in its entirety as follows:

Section 3.5    Anti-Dilution Provisions. In the event of any subdivisions, reclassifications, recapitalizations, splits, combinations or distributions in the form of equity interests with respect to the Common Units, Preferred Units or the Company Shares prior to the Effective Time, the number of Company Shares to be distributed in connection with the Pre-Closing Transactions and the Merger will be correspondingly adjusted to provide the holders of Company Shares the same economic effect as contemplated by this Agreement prior to such event.

Section 1.9    Amendment to Capitalization Representations.

(a)    Section 4.1(b)(vii) of the Merger Agreement shall be amended and restated in its entirety as follows:

(vii)    Except for the transactions contemplated by this Agreement, as disclosed in the Partnership SEC Documents or as set forth above in this Section 4.1(b), as of the date of this Agreement, there are not, and, as of the Conversion Effective Time with respect to

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GP and, except as set forth on Schedule 4.1(g), the Effective Time with respect to the Company, there will not be (A) partnership interests, limited liability company interests or other equity securities of the Partnership, the Company or the GP, as applicable, issued or authorized and reserved for issuance, (B) outstanding options, profits interest units, phantom units, restricted units, unit appreciation rights, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating the Partnership, the Company or the GP, as applicable, to issue, transfer or sell any equity interest of the Partnership, the Company or the GP, as applicable, respectively, or any securities convertible into or exchangeable for such equity interests, or any commitment to authorize, issue or sell the same or any such equity securities, except pursuant to this Agreement, or (C) contractual obligations of the Partnership, the Company or the GP, as applicable, to repurchase, redeem or otherwise acquire any other equity interest in the Partnership or the Company or the GP, as applicable, respectively or any such securities or agreements listed in clause (B) of this sentence.

Section 1.10    Addition of Blocker Corp Covenant. The following new Section 5.13 shall be added to the Merger Agreement:

Section 5.13    Blocker Entities. GP and the Partnership acknowledge that one or more of the purchasers of Preferred Units in the Equity Offering (each, a “Purchaser”) are making their investment through one or more newly-formed US “blocker entities” (i) whose only asset will be its direct or indirect ownership of Preferred Units (each, a “Blocker Corp”) and cash or other consideration received as a result of ownership of such Preferred Units, and (ii) whose only liabilities will be liabilities incurred in connection with the ownership of such equity interests (e.g., taxes payable). In connection with the consummation of the transactions contemplated by this Agreement (including the Conversion and the Merger), if any Purchaser shall so request at least five (5) business days prior to such consummation, any such Blocker Corp (or, as applicable, any such Purchaser) shall have the right to be merged with, or contributed to (or, as applicable, to cause such Blocker Corp to be merged with or contributed to), the Company in a transaction intended to be tax-free under Code section 368 or Code section 351, in exchange for the Company Shares such Purchaser would have received as Merger Consideration without any discount. Any such Purchaser shall be responsible for and shall indemnify the Company for any taxes of the Blocker Corp for taxable periods or portions thereof ending on or prior to the Closing to the extent such taxes exceed the amount of cash held by the Blocker Corp at the time of such merger or contribution.

Section 1.11    Tax Classification. The following new Section 5.14 shall be added to the Merger Agreement:

Section 5.14    Tax Classification. The parties hereto intend that the Merger shall be treated for U.S. federal income tax purposes as a contribution by the holders of Common Units and Preferred Units to the Company of Common Units and Preferred Units, as the case may be, in a transaction governed by Code section 351, and the parties shall not take any position inconsistent therewith for income tax purposes except to the extent required as a result of a final determination within the meaning of Code section 1313.

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Section 1.12    Amendment to Partnership Unitholder Vote. Section 6.1 of the Merger Agreement shall be amended and restated in its entirety as follows:

Section 6.1    Partnership Unitholder Vote. This Agreement and the transactions contemplated thereby, including the Merger, the Conversion and Contribution, shall have been approved and adopted by the affirmative vote or consent of holders of a majority of Outstanding Common Units and Preferred Units, voting together as a single class on an as-converted basis (“Partnership Unitholder Approval”) in accordance with applicable Law and the Partnership Agreement.

Section 1.13    Amendment to Termination. The first clause of Section 7.1(a)(i) shall be amended and restated in its entirety as follows:

“the Closing has not been consummated on or before March 31, 2020 (the “Termination Date”);”

Section 1.14    Amendment to Schedule 4.1(g). Schedule 4.1(g) of the Merger Agreement shall be amended and restated in its entirety as follows:

Voting and Support Agreement dated as of September 27, 2018 by and among Axar Capital Management, LP, a Delaware limited partnership, Axar GP LLC, a Delaware limited liability company, Axar Master Fund, Ltd., a Cayman Islands exempted limited partnership, StoneMor Partners L.P., a Delaware limited partnership, Robert B. Hellman, Jr., in his capacity as trustee under the Voting and Investment Trust Agreement for the benefit of American Cemeteries and StoneMor GP Holdings LLC, as such agreement may be amended, amended and restated or supplemented from time to time.

Nomination and Director Voting Agreement dated as of September 27, 2018 by and among StoneMor GP LLC, a Delaware limited liability company, Axar Capital Management, LP, a Delaware limited partnership, Axar GP LLC, a Delaware limited liability company, Axar Master Fund, Ltd., a Cayman Islands exempted limited partnership, and Robert B. Hellman, Jr., in his capacity as trustee under the Voting and Investment Trust Agreement for the benefit of American Cemeteries, as such agreement may be amended, amended and restated or supplemented from time to time.

Memorandum of Understanding dated July 31, 2018 by and among GP Holdings, Axar Capital Management, LP, a Delaware limited partnership, and Robert B. Hellman, Jr., in his capacity as trustee under the Voting and Investment Trust Agreement for the benefit of American Cemeteries, as such agreement may be amended, amended and restated or supplemented from time to time.

Series A Preferred Unit Purchase Agreement dated as of June 27, 2019 by and among StoneMor Partners L.P., a Delaware limited partnership, and the purchasers set forth in Schedule A thereto.

Registration Rights Agreement dated as of June 27, 2019 by and among StoneMor Partners L.P., a Delaware limited partnership, and the persons set forth on Schedule A thereto.

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Third Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of June 27, 2019, as such agreement may be amended, amended and restated or supplemented from time to time.

ARTICLE II

MISCELLANEOUS PROVISIONS

Section 2.1    Ratification. Each of the Parties hereby consents to this Amendment and acknowledges and agrees that, except as expressly set forth in this Amendment, the terms, provisions and conditions of the Merger Agreement are hereby ratified and confirmed and shall remain unchanged and in full force and effect without interruption or impairment of any kind.

Section 2.2    No Other Amendments; Reservation of Rights; No Waiver. Other than as otherwise expressly provided herein, this Amendment shall not be deemed to operate as an amendment or waiver of, or to prejudice, any right, power, privilege or remedy of any part to this Amendment under the Merger Agreement, nor shall the entering into of this Amendment preclude any Party from refusing to enter into any further amendments with respect to the Merger Agreement. Other than as to otherwise expressly provided herein, without limiting the generality of the provisions of Section 8.1 of the Merger Agreement, this Amendment shall not constitute a waiver of compliance with any covenant or other provision in the Merger Agreement or of the occurrence or continuance of any present or future breach thereunder.

Section 2.3    Miscellaneous. Sections 8.1 (Waiver; Amendment), 8.2 (Counterparts), 8.3 (Governing Law), 8.4 (Notices), 8.5 (Entire Understanding; No Third Party Beneficiaries), 8.6 (Severability), 8.7 (Titles and Headings), 8.8 (Jurisdiction), 8.9 (Waiver of Jury Trial), 8.11 (Interpretation; Definitions) and 8.12 (Survival) of the Merger Agreement shall apply to this Amendment, mutatis mutandis.

[Signature Pages Follow.]

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IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed in counterparts by their duly authorized officers as of the date first above written.

STONEMOR PARTNERS L.P.

By:	StoneMor GP LLC, its general partner

	By:	/s/ Joseph M. Redling
	Name:	Joseph M. Redling
	Title:	President and Chief Executive Officer

STONEMOR GP LLC

By:	/s/ Joseph M. Redling
Name:	Joseph M. Redling
Title:	President and Chief Executive Officer

STONEMOR GP HOLDINGS LLC

By:	/s/ Robert B. Hellman Jr.
Name:	Robert B. Hellman, Jr.
Title:	Authorized Person

HANS MERGER SUB, LLC

By:	StoneMor GP LLC, its sole member

By:	/s/ Joseph M. Redling
Name:	Joseph M. Redling
Title:	President and Chief Executive Officer

SIGNATURE PAGE TO

SECOND AMENDMENT TO

MERGER AND REORGANIZATION AGREEMENT

Exhibit 10.4

THIRD AMENDMENT TO VOTING AND SUPPORT AGREEMENT

This THIRD AMENDMENT TO VOTING AND SUPPORT AGREEMENT (this “Amendment”) is entered into on June 27, 2019 (the “Execution Date”), by and among Axar Capital Management, LP, a Delaware limited partnership (“Axar”), Axar GP, LLC, a Delaware limited liability company (“Axar GP”), Axar Master Fund, Ltd., a Cayman Islands exempted limited partnership (the “Axar Funds,” and together with Axar and Axar GP, the “Axar Entities”), Robert B. Hellman, Jr., in his capacity as trustee under the Voting and Investment Trust Agreement for the benefit of American Cemeteries Infrastructure Investors, LLC (“ACII”), and StoneMor GP Holdings LLC, a Delaware limited liability company (“GP Holdings” and together with ACII, the “ACII Entities”) and StoneMor GP LLC, a Delaware limited liability company (the “Company”) and StoneMor Partners L.P., a Delaware limited partnership (the “Partnership”). The Axar Entities, the ACII Entities, the Company, the Partnership and each Permitted Transferee (as defined in the Agreement) are sometimes referred to herein collectively as the “Parties,” and individually as a “Party.”

RECITALS

1.        The Parties have previously entered into that certain Voting and Support Agreement dated as of September 27, 2018, as amended by (a) that certain First Amendment to Voting and Support Agreement dated as of February 4, 2019 and (b) that certain Second Amendment to Voting and Support Agreement dated as of April 30, 2019 (collectively, the “Agreement”).

2.        Pursuant to Section 5.2 of the Agreement, the Agreement may be amended in writing by the Parties.

3.        The Parties desire to make certain amendments to the Agreement as set forth in this Amendment.

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I

AMENDMENT

1.1        Restrictions on Transfers and Other Actions. Section 1.3(a) of the Agreement is hereby amended and restated in its entirety as follows:

“Each of the ACII Entities and the Axar Entities hereby agrees that, from the date hereof until the Expiration Date, it shall not, and shall cause its Affiliates not to, directly or indirectly, except in connection with the consummation of the Reorganization or as expressly contemplated by the Merger Agreement, (i) Transfer any Securities Beneficially Owned or owned of record by such Party or such Party’s Affiliates; provided, however, that the foregoing restriction shall not apply to Transfers between or among a Party and its Affiliates (each, a “Permitted Transferee”) provided that, in the case of a Transfer from a Party to one or more of such Party’s Affiliates, such transferee executes and delivers to the Company a joinder agreement in the form of Exhibit B hereto, (ii) deposit any Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy, consent or power of attorney with respect thereto that is inconsistent with this Agreement, (iii) initiate, participate in, or knowingly encourage or facilitate any litigation or other proceeding challenging or seeking to enjoin or prevent the Reorganization or the Merger Agreement or any Merger Proposal, or (iv) acquire additional Securities in the Partnership if such acquisition could cause such Party, together with its Affiliates (other than the Company and its Affiliates), to own beneficially in excess of 19.99%, with respect to the ACII Entities, or 27.49% (which percentage shall exclude equity acquired in connection with the Partnership’s preferred unit offering to be consummated on or about the Execution Date (the “Equity Offering”), including any equity issued upon conversion or in consideration of such equity, with respect to the Axar Entities, of any Partnership Securities (as defined in the Partnership Agreement) of any class then outstanding; provided, however, that Axar, ACII and their respective Affiliates shall have the right to participate pro rata, based on their respective ownership percentage of the issued and outstanding equity interests of the Partnership, in any equity capital raise of the Partnership or its Affiliates (unless such participation could cause such Party, together with its Affiliates (other than the Company and its Affiliates), to own beneficially in excess of 19.99%, with respect to the ACII Entities, or 27.49% (which percentage shall exclude equity acquired in connection with the Equity Offering including any equity issued upon conversion or in consideration of such equity), with respect to the Axar Entities, of any Partnership Securities of any class then outstanding). In addition, each of the Axar Entities hereby agrees that, from the date hereof until the Expiration Date, it shall not, and shall cause its Affiliates not to, directly or indirectly, except in connection with the consummation of the Reorganization or as expressly contemplated by the Merger Agreement, as amended, and the Nomination and Director Voting Agreement by and among the Company, the Axar Entities and the ACII Entities, as amended (the “Director Voting Agreement”) and provided that the Company is not in breach of the Merger Agreement and the Company and the ACII Entities are not in breach of the Director Voting Agreement, in each case which breach is not cured within ten (10) days following receipt by the breaching party of written notice of such breach, (v) participate in solicitations of proxies with respect to any Securities of the Partnership, (w) except with the prior consent of the Company, make public announcements regarding the Reorganization or other extraordinary transactions involving the Partnership or its Affiliates, (x) seek representation on the board of directors of the Company (the “Company Board”) or take any actions to control or influence management of the Company or the Company Board, (y) participate in, create or join any “group” within the meaning of Section 13(d)(3) of the Exchange Act, with respect to any Securities, or (z) agree to take or publicly propose any of the foregoing actions. For purposes of this Agreement, “Transfer” means directly or indirectly, to sell, transfer (by gift or otherwise), assign, pledge, encumber or similarly dispose of (by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the voting of or sale, transfer (by gift or otherwise), assignment, pledge, encumbrance or similar disposition of (by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise). Any Transfer in violation of this Section 1.3 shall be null and void.”

1.2        Termination. Article IV (Termination) of the Agreement is hereby amended by replacing “June 30, 2019” in clause (z) with “March 31, 2020”.

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ARTICLE II

MISCELLANEOUS PROVISIONS

2.1        Certain Defined Terms. Capitalized terms used in this Amendment that are not defined in the text of the body of this Amendment shall have the meanings given such terms in the Agreement.

2.2        No Other Amendments. All provisions of the Agreement, unless amended by this Amendment, shall remain unchanged.

2.3        Counterparts. This Amendment may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

2.4        Miscellaneous. Sections 5.1 through 5.13 of the Agreement shall apply to this Amendment mutatis mutandis.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed as of the day and year first above written.

AXAR CAPITAL MANAGEMENT, LP

By:	Axar GP, LLC, its general partner

By:	/s/ Andrew Axelrod
Name:	Andrew Axelrod
Title:	Sole Member

AXAR GP, LLC

By:	/s/ Andrew Axelrod
Name:	Andrew Axelrod
Title:	Sole Member

AXAR MASTER FUND, LTD.

By:	/s/ Andrew Axelrod
Name:	Andrew Axelrod
Title:	Authorized Person

ROBERT B. HELLMAN, JR., AS TRUSTEE UNDER THE VOTING AND INVESTMENT TRUST AGREEMENT FOR THE BENEFIT OF AMERICAN CEMETERIES INFRASTRUCTURE INVESTORS, LLC

By:	/s/ Robert B. Hellman, Jr.
Name:	Robert B. Hellman, Jr.
Title:	Trustee

STONEMOR GP HOLDINGS LLC

By:	/s/ Robert B. Hellman, Jr.
Name:	Robert B. Hellman, Jr.
Title:	Authorized Person

SIGNATURE PAGE TO

THIRD AMENDMENT TO

VOTING AND SUPPORT AGREEMENT

STONEMOR PARTNERS L.P.

By:	StoneMor GP LLC, its general partner

By:	/s/ Joseph M. Redling
Name:	Joseph M. Redling
Title:	President and Chief Executive Officer

SIGNATURE PAGE TO

THIRD AMENDMENT TO

VOTING AND SUPPORT AGREEMENT

Exhibit 99.1

CONTACT:	John McNamara
Director - Investor Relations
StoneMor Partners L.P.
(215) 826-2945

STONEMOR PARTNERS L.P. ANNOUNCES RECAPITALIZATION TRANSACTIONS AND BOARD CHANGES; ANDREW AXELROD NAMED CHAIRMAN OF THE BOARD

Company to Conduct an Investor Conference Call on Friday, June 28, 2019 at 8:30am ET

TREVOSE, PA – June 27, 2019 – StoneMor Partners L.P. (NYSE: STON) (“StoneMor” or the “Partnership”), a leading owner and operator of 322 cemeteries and 91 funeral homes in 27 states and Puerto Rico, today announced that it has closed a $447.5 million recapitalization transaction, consisting of (i) a private placement of $385.0 million of 9.875% Senior Secured PIK Toggle Notes due 2024 (the “Senior Secured Notes”) of the Partnership to certain financial institutions (the “Senior Secured Notes Private Placement”); and (ii) a concurrent private placement of $62.5 million of liquidation value of Series A Convertible Preferred Units of the Partnership (the “Series A Preferred Units”) to Axar Capital Management LP (“Axar”) and certain other investors (collectively, the “Series A Purchasers”) at a price of $1.1040 per Series A Preferred Unit, resulting in gross proceeds of $57.5 million and reflecting an 8% discount to the $1.20 per unit liquidation value of the Series A Preferred Units (the “Series A Preferred Unit Private Placement”). The Series A Preferred Units were executed as a private placement to enable a timely closing of the recapitalization to occur before June 30, 2019. The 52,083,333 Series A Preferred Units are convertible into common units on a share-for share-basis, subject to certain anti-dilution adjustments. Up to 33,487,904 of the Series A Preferred Units are redeemable by the Partnership out of the proceeds of a planned rights offering (described below) of at least $40.185 million of common units to be sold at $1.20 per unit to existing holders. The net proceeds of the Senior Secured Notes and the Series A Preferred Units have been used to fully repay the Partnership’s outstanding senior notes due in June 2021 and retire the Partnership’s revolving credit facility due in May 2020, as well as for associated transaction expenses with the balance available for general corporate purposes. Immediately prior to and as a condition precedent to the recapitalization transactions, the Board of Directors of StoneMor GP LLC was reconstituted to comprise seven members, three of whom have been designated by Axar. Andrew Axelrod, the founder and managing partner of Axar, has been named Chairman of the Board of Directors.

Joe Redling, StoneMor’s President and Chief Executive Officer, said, “We are excited to announce this transformative transaction. The recapitalization of our balance sheet resets the financial footing of StoneMor and positions us to execute our business strategy. We believe this debt refinancing demonstrates both strong underlying values of our asset base, as well as confidence in the Company’s ability to execute its turnaround plan. We have now also filled our key senior management roles, including a CFO experienced in operational turnarounds, we have aligned our strategic goals and we are now improving StoneMor’s corporate governance with a reconstituted Board

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of Directors. With this transaction completed, we now have sufficient liquidity to continue the turnaround that we initiated in the fourth quarter of 2018.”

Redling continued “This refinancing, together with our cost structure and performance improvement efforts and our contemplated corporate transition are important steps to revitalizing StoneMor’s business and positioning it for future success. We look forward to completing our planned corporate C-Corp conversion following completion of the rights offering. We believe this transaction helps ensure that StoneMor will continue to provide the families and communities we serve with the highest level of support. Honoring the life stories of our customers is our mission and we will continue to dedicate our efforts to deliver on that promise each and every day. We are grateful for the continued support of Axar Capital Management, as evidenced by its significant investment in our Series A Preferred Units, as we continue our efforts to enhance shareholder value.”

Senior Secured Notes Private Placement

The Partnership and Cornerstone Family Services of West Virginia Subsidiary, Inc. (together with the Partnership, the “Issuers”) issued an aggregate principal amount of $385.0 million of Senior Secured Notes pursuant to an indenture, dated as of June 27, 2019. The Issuers will pay interest at either a fixed rate of 9.875% per annum in cash or, at their periodic option through January 30, 2022, a fixed rate of 7.50% per annum in cash plus a fixed rate of 4.00% per annum payable in kind. The Senior Secured Notes were issued at a price equal to 96.5% of par.. Interest is payable quarterly in arrears on the 30th day of each March, June, September and December, commencing September 30, 2019. The Senior Secured Notes mature on June 30, 2024. The Issuers’ obligations under the Senior Secured Notes are jointly and severally guaranteed by substantially all of the direct and indirect subsidiaries of the Partnership (the “Guarantees”). In addition, the Issuers’ obligations under the Senior Secured Notes Indenture and the Senior Secured Notes, including the Guarantees are secured by a first priority lien and security interest (subject to permitted liens and security interests) in substantially all of the Issuers’ and the guarantors’ assets, whether now owned or hereafter acquired. The Issuers also entered into a registration rights agreement for the benefit of the purchasers of the Senior Secured Notes.

The Senior Secured Notes were sold in a transaction not subject to the registration requirements of the United States Securities Act of 1933, as amended (the “Securities Act”) and may not be reoffered or resold in the United States without registration under the Securities Act or pursuant to an applicable exemption from, or in a transaction not subject to such registration requirements.

Series A Preferred Unit Private Placement

The Series A Preferred Units were sold pursuant to the Series A Preferred Unit Purchase Agreement (the “Series A Purchase Agreement”) and rank senior to all existing limited partner interests in the Partnership. They are convertible at a 1:1 ratio (subject to anti-dilution adjustments) (i) at the option of the holder into common units of the Partnership at any time commencing 10 days following the completion of the Partnership’s contemplated rights offering (as described below), or (ii) automatically into shares of common stock of StoneMor Inc., immediately upon the completion of the previously-announced conversion of StoneMor group into corporate form. The Series A Preferred Units will participate in voting and distributions with the common units on an as-converted basis and will be entitled to a liquidation preference of $1.20 per Series A Preferred Unit upon any liquidation, dissolution or winding up of the Partnership. Pro forma for the conversion of the Series A Preferred Units, the Partnership will have 90,372,190 basic common units outstanding.

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Pursuant to the Series A Preferred Purchase Agreement, the Partnership agreed to undertake an offering to holders of Common Units (other than to the Series A Purchasers, American Infrastructure Funds and their respective affiliates) of the non-transferable, right to purchase their pro rata share of at least $40.2 million of additional Common Units at a price of $1.20 per common unit, and use the proceeds of the rights offering to redeem up to 33,487,904 of Series A Preferred Units from the Purchasers, at a price of $1.20 per Series A Preferred Unit.

In connection with the Series A Preferred Unit Private Placement, the Board of Directors of the Partnership’s general partner, StoneMor GP LLC (the “General Partner”) was reconstituted to a 7-member board consisting of three designees of Axar: Andrew Axelrod, David Miller and Spencer Goldenberg; one designee of StoneMor GP Holdings LLC (the “GP Holdco”): Robert Hellman; two continuing independent directors, Patricia Wellenbach and Stephen Negrotti; and Joe Redling, the General Partner’s Chief Executive Officer. In addition, the Partnership entered into an agreement with the Series A Purchasers to provide registration rights for the common units of the Partnership or shares of common stock of StoneMor Inc. into which the Series A Preferred Units will convert.

Garry Herdler, StoneMor’s Senior Vice President and Chief Financial Officer, commented, “When I was hired in April 2019, we outlined a turnaround strategy focused on four key goals: cash flow and liquidity, capital structure, strategic balance sheet/portfolio review, and performance improvement from cost reductions and revenue enhancement. We closed this $447.5 million debt and equity recapitalization within 75 days of my start, with both new and existing investors. This completes a major milestone in this strategy as it delivers initial progress on the first two of the four goals within our initial 100-day plan – it significantly extends the debt capital structure with a five-year maturity and it provides StoneMor with a meaningful liquidity improvement now to execute our turnaround strategy, including the next phase of our performance improvement plans.”

Herdler continued “While it is still early in the turnaround, we believe we have also identified significant expense reduction opportunities, elements of which we will discuss in more detail on the investor call scheduled with this announcement. In our first quarter earnings release, we stated that we believe other cost reduction and performance improvement opportunities existed. We have now also identified the next phase of this operational turnaround strategy with additional “4-wall level” operational savings, identified projects and industry benchmarking, including prioritizing opportunities in procurement, sourcing, product hierarchy, field labor efficiencies, shared services and outsourcing. Lastly, we continue to be on track to deliver our second fiscal quarter financial results, on time, in August 2019.”

Recapitalization Transaction Investor Call

The Partnership will conduct a conference call to discuss the recapitalization transactions tomorrow, Friday, June 28, 2019 at 8:30 a.m. ET. The Company plans to provide slides on the discussion topics on its website for participants on the call and also anticipates furnishing those materials as an exhibit to a Current Report on Form 8-K it will file with the Securities and Exchange Commission (the “SEC”). The conference call can be accessed by calling 800-954-0620. The live webcast of the conference call will also be available to investors who may access the call through the investors section of www.stonemor.com. The webcast and audio replay will also be archived on the Partnership’s website at www.stonemor.com.

This announcement is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, any security and does not constitute an offer, solicitation or sale of any security in any jurisdiction in which such offer, solicitation or sale would be unlawful.

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*    *    *

About StoneMor Partners L.P.

StoneMor Partners L.P., headquartered in Trevose, Pennsylvania, is an owner and operator of cemeteries and funeral homes in the United States, with 322 cemeteries and 91 funeral homes in 27 states and Puerto Rico.

StoneMor’s cemetery products and services, which are sold on both a pre-need (before death) and at-need (at death) basis, include: burial lots, lawn and mausoleum crypts, burial vaults, caskets, memorials, and all services which provide for the installation of this merchandise. For additional information about StoneMor Partners L.P., please visit StoneMor’s website, and the investors section, at http://www.stonemor.com.

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Important Information for Investors and Unitholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed rights offering, StoneMor Partners, L.P. (the “Partnership”) will file a registration statement and prospectus with the Securities and Exchange Commission (the “SEC”). Any offer of common units pursuant to such rights offering will be made solely pursuant to the prospectus for the rights offering and following the effectiveness of such registration statement.

In connection with the proposed reorganization, StoneMor GP LLC (to be converted into a corporation named StoneMor Inc. (“StoneMor GP”)) and the Partnership will jointly file with the SEC a registration statement on Form S-4, which will include a prospectus of StoneMor GP and a proxy statement of the Partnership. StoneMor GP and the Partnership also plan to file other documents with the SEC regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to the unitholders of the Partnership. INVESTORS AND UNITHOLDERS OF THE PARTNERSHIP ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED REORGANIZATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED REORGANIZATION. Investors and unitholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about StoneMor GP and the Partnership once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Partnership will be available free of charge on their internet website at www.stonemor.com or by contacting their Investor Relations Department at (215) 826-2945.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this press release, including, but not limited to, information regarding the Partnership’s contemplated rights offering and transition to a corporate structure, as well as continued performance and cost structure improvement efforts undertaken by the Partnership, are forward-looking statements. Generally, the words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “project,” “expect,” “predict” and similar expressions identify these forward-looking statements. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

Forward-looking statements are based on management’s current expectations and estimates. These statements are neither promises nor guarantees and are made subject to certain risks and uncertainties that could cause actual results to differ materially from the results stated or implied in this press release. StoneMor’s major risks are related to uncertainties associated with the cash flow from pre-need and at-need sales, trusts and financings, which may impact StoneMor’s ability to meet its financial projections, service its debt and resume paying distributions, with the proposed merger and whether and when the transactions contemplated by the merger and reorganization agreement will be consummated, as well as with StoneMor’s ability to maintain an effective system of internal control over financial reporting and disclosure controls and procedures.

StoneMor’s additional risks and uncertainties include, but are not limited to: uncertainties associated with future revenue and revenue growth; uncertainties associated with the integration or anticipated benefits of recent acquisitions or any future acquisitions; StoneMor’s ability to successfully implement its strategic plan relating to

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achieving operating improvements, including improving sales productivity and reducing operating expenses; the effect of economic downturns; the impact of StoneMor’s significant leverage on its operating plans; the decline in the fair value of certain equity and debt securities held in StoneMor’s trusts; StoneMor’s ability to attract, train and retain an adequate number of sales people; uncertainties associated with the volume and timing of pre-need sales of cemetery services and products; increased use of cremation; changes in the death rate; changes in the political or regulatory environments, including potential changes in tax accounting and trusting policies; StoneMor’s ability to successfully compete in the cemetery and funeral home industry; litigation or legal proceedings that could expose StoneMor to significant liabilities and damage StoneMor’s reputation, including but not limited to litigation and governmental investigations or proceedings arising out of or related to accounting and financial reporting matters; the effects of cyber security attacks due to StoneMor’s significant reliance on information technology; uncertainties relating to the financial condition of third-party insurance companies that fund StoneMor’s pre-need funeral contracts; and various other uncertainties associated with the death care industry and StoneMor’s operations in particular.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements set forth in StoneMor’s Annual Report on Form 10-K and the other reports that StoneMor files with the Securities and Exchange Commission, from time to time. Except as required under applicable law, StoneMor assumes no obligation to update or revise any forward-looking statements made herein or any other forward-looking statements made by it, whether as a result of new information, future events or otherwise.

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Exhibit 99.2

THIRD AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

STONEMOR GP LLC,

A DELAWARE LIMITED LIABILITY COMPANY

DATED AS OF

JUNE 27, 2019

i

ii

ARTICLE XIV AMENDMENTS; POWER OF ATTORNEY		24

Section 14.1	Amendments Generally	24

ARTICLE XV MISCELLANEOUS		24

Section 15.1	No Registration of Units	24
Section 15.2	Exhibits	24
Section 15.3	Severability	24
Section 15.4	Successors and Assigns	24
Section 15.5	Governing Law	24
Section 15.6	Counterparts	24
Section 15.7	No Third Party Beneficiaries	25
Section 15.8	Notices	25
Section 15.9	Entire Agreement; Interpretation	25

Schedules and Exhibits:

SCHEDULE A	– Schedule of the Class A Member
EXHIBIT A	– Form of Unit Certificate

iii

THIRD AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

STONEMOR GP LLC

A DELAWARE LIMITED LIABILITY COMPANY

This THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT of STONEMOR GP LLC, a Delaware limited liability company (the “Company”), dated as of June 27, 2019 (the “Effective Date”), is adopted, executed and agreed to, for good and valuable consideration, by the Class A Member and the Special Member (each as defined below).

WHEREAS, the Company and its then members entered into that certain Amended and Restated Limited Liability Company Agreement dated September 20, 2004, as amended from time to time thereafter; and

WHEREAS, the Company and its then members entered into that certain Second and Restated Limited Liability Company Agreement dated May 21, 2014 (as amended from time to time thereafter, the “A&R Agreement”).

WHEREAS, as a result of an equity investment and debt refinancing involving the Partnership, StoneMor GP Holdings LLC continues to own 100% of the Class A Units in the Company and is the Class A Member of the Company, and the Special Member shall have certain rights with respect to governance and management of the Company as set forth herein.

NOW, THEREFORE, the Class A Member and Special Member hereby amend and restates the A&R Agreement in its entirety to read as follows:

ARTICLE I

DEFINITIONS AND CONSTRUCTION

Section 1.1    Definitions. The following definitions shall be applicable to the terms set forth below as used in this Agreement:

“Act” shall mean the Delaware Limited Liability Company Act (Delaware General Corporations Code Sections 18-101, et seq.), as it may be amended from time to time, and any corresponding provisions of succeeding law. All references in this Agreement to provisions of the Act shall be deemed to refer, if applicable, to their successor statutory provisions to the extent appropriate in light of the context herein in which such references are used.

“Additional Member” shall have the meaning set forth in Section 3.5.

“Affiliate” shall mean, with respect to any person or entity, any other person or entity that directly or indirectly controls, or is controlled by, or is under common control with, such first party. For the purposes of this definition, “Control” when used with respect to any Person means the

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power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Agreement” shall mean this Third Amended and Restated Limited Liability Company Agreement of StoneMor GP LLC, as the same may be amended, supplemented or restated from time to time in accordance with the terms hereof.

“Assignee” shall mean any Person to whom Units have been Transferred in a manner permitted under this Agreement.

“Audit Committee” shall have the meaning set forth in Section 7.9(b).

“Available Cash” shall mean all cash held and owned by the Company less any reserve for the working capital and other foreseeable future needs of the Company, as determined by the Board.

“Board” shall have the meaning set forth in Section 7.1.

“Business Day” shall mean any day, other than a Saturday, Sunday, or federal or Pennsylvania legal holiday.

“Capital Contribution” shall mean the amount of money and/or the fair market value of any property (net of any liabilities encumbering such property that the Company is considered to assume or take subject to under Code Section 752) contributed to the capital of the Company.

“C-Corporation Conversion” shall mean the consummation of the transactions contemplated by the Amended & Restated Merger and Reorganization Agreement, dated June 27, 2019, by and among the Partnership, the Company, the Class A Member and Hans Merger Sub, LLC, as may be amended or amended and restated from time to time.

“Certificate of Formation” shall mean the certificate of formation for the Company as originally filed in the Office of the Secretary of State of the State of Delaware, as such certificate may be amended from time to time.

“Class A Member” shall mean StoneMor GP Holdings LLC, a Delaware limited liability company and any successor thereto.

“Class A Units” shall have the meaning set forth in Section 3.1.

“Code” shall mean the Internal Revenue Code of 1986, as amended. All references in this Agreement to provisions of the Code shall be deemed to refer, if applicable, to their successor statutory provisions to the extent appropriate in light of the context herein in which such references are used.

“Commission” shall mean the Securities and Exchange Commission.

“Common Units” shall have the meaning set forth in the Partnership Agreement.

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“Company” shall mean the limited liability company continuing under this Agreement, notwithstanding changes in its membership.

“Compensation Committee” shall have the meaning set forth in Section 7.9(c).

“Conflicts Committee” shall have the meaning set forth in Section 7.9(d).

“Cumulative Assumed Tax Liability” shall mean, as of any Fiscal Year, the product of (a) the U.S. federal taxable income, a liquidation event, a qualified public offering, the receipt of a guaranteed payment for services by the Class A Member, the issuance of Units to the Class A Member, or the forfeiture or repurchase of Units from the Class A Member) allocated to the Class A Member in such Fiscal Year and all prior Fiscal Years less the U.S. federal taxable loss allocated the Class A Member in such Fiscal Year and all prior Fiscal Years, multiplied by (b) the highest applicable U.S. federal, state and local income tax rate applicable to an individual resident in New York with respect to the character of U.S. federal taxable income or loss allocated by the Company to the Class A Member (e.g., capital gains or losses, dividends, ordinary income, etc.) during each applicable Fiscal Year.

“Director” or “Directors” shall have the meaning set forth in Section 7.2(a).

“Dissolution Event” shall have the meaning set forth in Section 13.1.

“Effective Date” shall have the meaning set forth in the preamble to this Agreement.

“General Partner Interest” shall have the meaning set forth in the Partnership Agreement.

“Group Member” shall have the meaning set forth in the Partnership Agreement.

“Incentive Distribution Right” shall have the meaning set forth in the Partnership Agreement.

“Incentive Plans” shall mean any plan or arrangement pursuant to which the Company or the Partnership may compensate its directors, officers, employees, consultants or service providers.

“Indemnitee” shall mean (a) any Person who is or was an Affiliate of the Company (including the Class A Member and the Special Member), (b) any Person who is or was an officer, Director, fiduciary or trustee of the Company or any Affiliate of the Company, (c) any Person who is or was serving at the request of the Board as an officer, director, member, partner, fiduciary or trustee of another Person; provided, that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services; and (d) any Person the Board designates as an “Indemnitee” for purposes of this Agreement.

“Independent Director” shall mean a Director who is not (a) a security holder, officer or employee of the Company, (b) an officer, director or employee of any Affiliate of the Company or (c) a holder of any ownership interest in the Partnership Group other than Common Units and who also meets the independence standards required of directors who serve on an audit committee of a board of directors established by the Securities Exchange Act of 1934, as amended, and the rules

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and regulations of the Commission thereunder and by the New York Stock Exchange or any national securities exchange on which the Common Units are listed.

“Membership Interest” shall mean the property interest, as opposed to the personal interest, of the Class A Member in the Company and as a holder of Units, including rights to distributions (liquidating or otherwise), allocations, information, all other rights, benefits and privileges enjoyed by the Class A Member (under the Act, this Agreement or otherwise) by virtue of the Units held by the Class A Member; and all obligations, duties and liabilities imposed on the Class A Member (under the Act, this Agreement, or otherwise) by virtue of the Units held by the Class A Member.

“New Indenture” means the Indenture, dated as of June 27, 2019, by and among the Partnership and certain subsidiaries of the Partnership as Issuers and the Subsidiary Guarantors party thereto from time to time and Wilmington Trust, National Association, as Trustee and as Collateral Agent, as amended, amended and restated, or supplemented from time to time.

“Nominating and Governance Committee” shall have the meaning set forth in Section 7.9(e).

“Notes” means the Senior Secured PIK Toggle Notes due 2024 under the New Indenture.

“Officers” shall have the meaning set forth in Section 8.1.

“Operating Company” shall mean StoneMor Operating LLC, a Delaware limited liability company, and any successor thereto.

“Partnership” shall mean StoneMor Partners, L.P., a Delaware limited partnership, of which the Company is the general partner.

“Partnership Agreement” shall mean the Third Amended and Restated Agreement of Limited Partnership of the Partnership, as the same may be amended, supplemented or restated from time to time.

“Partnership Group” shall have the meaning set forth in the Partnership Agreement.

“Person” shall mean an individual or a corporation, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

“Reserves” shall mean the amount of reserves determined by the Board to provide for the future conduct of the business of the Company, including to provide for any future capital contributions to, or other investments in, the Partnership. In determining the amount of reserves, the Board shall exclude the amount of any anticipated expenses of the Company in its capacity as the general partner of the Partnership for which the Company is entitled to be reimbursed pursuant to the Partnership Agreement.

“Securities Act” shall have the meaning set forth in Section 15.1.

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“Special Member” shall mean Axar Special Member LLC, a Delaware limited liability company.

“Spouse” shall mean the spouse by marriage, whether statutory or common law, of a Person.

“Tax” or “Taxes” shall mean any tax, charge, fee, levy, deficiency or other assessment of whatever kind or nature, including but not limited to, any net income, gross income, profits, gross receipts, excise, or withholding tax imposed by or on behalf of any government authority, together with any interest, penalties or additions to tax.

“Tax Distribution” shall mean for any Fiscal Year, the excess, if any, of (a) the Cumulative Assumed Tax Liability of the Class A Member as of such Fiscal Year, over (b) the amount of distributions made to the Class A Member pursuant to Section 4.1 during such Fiscal Year and all prior Fiscal Years plus the amount of distributions made to the Class A Member pursuant to Section 4.2 with respect to all prior Fiscal Years.

“Tax Distribution Date” shall mean, with respect to each Fiscal Year, March 15 of the first Fiscal Year following the end of such Fiscal Year.

“Tax Return” shall mean any return, election, declaration, report, schedule, return, document, opinion or statement, including any amendments or attachments thereof, which are required to be submitted to any governmental agency having authority to assess taxes.

“Transfer” (and related words) shall mean any sale, assignment, gift (outright or in trust), hypothecation, pledge, encumbrance, mortgage, exchange or other disposition, whether voluntary or involuntary, by operation of law or otherwise, of any Units.

“Transferee” shall mean a Person who receives Units by means of a Transfer.

“Treasury Regulations” shall mean the federal income tax regulations as promulgated by the U.S. Treasury Department, as such regulations may be in effect from time to time. All references in this Agreement to provisions of the Treasury Regulations shall be deemed to refer, if applicable, to their successor regulatory provisions to the extent appropriate in light of the context herein in which such references are used.

“Unit” shall mean a Class A Unit.

Section 1.2    Rules of Construction. The following provisions shall be applied wherever appropriate herein:

(a)      terms defined in Section 1.1 have the meanings assigned to them in that Section for purposes of this Agreement;

(b)      “herein,” “hereby,” “hereunder,” “hereof,” “hereto” and other equivalent words shall refer to this Agreement as an entirety and not solely to the particular portion of this Agreement in which any such word is used;

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(c)      “including” means “including without limitation” and is a term of illustration and not of limitation;

(d)      all definitions set forth herein shall be deemed applicable whether the words defined are used herein in the singular or the plural;

(e)      unless otherwise expressly provided, any term defined herein by reference to any other document shall be deemed to be amended herein to the extent that such term is subsequently amended in such document;

(f)      references herein to other documents and agreements shall mean such documents and agreements as amended and restated from time to time;

(g)      wherever used herein, any pronoun or pronouns shall be deemed to include both the singular and plural and to cover all genders;

(h)      neither this Agreement nor any other agreement, document or instrument referred to herein or executed and delivered in connection herewith shall be construed against any Person as the principal draftsperson hereof or thereof;

(i)      the section headings appearing in this Agreement are inserted only as a matter of convenience and in no way define, limit, construe or describe the scope or extent of such Section, or in any way affect this Agreement; and

(j)      any references herein to a particular Section, Article, Exhibit or Schedule (other than in connection with the Code, the Regulations or the Act) means a Section or Article of, or an Exhibit or Schedule to, this Agreement unless another agreement is specified.

ARTICLE II

ORGANIZATION

Section 2.1    Formation of the Company. Pursuant to and under the Act, the Company was formed as a Delaware limited liability company under the laws of the State of Delaware by the filing of the Certificate of Formation with the Office of the Secretary of State of Delaware. The rights and liabilities of the Class A Member and the Special Member shall be determined pursuant to the Act and this Agreement. To the extent that the rights or obligations of the Class A Member and the Special Member are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control.

Section 2.2    Company Name. The name of the Company is “StoneMor GP LLC.” The business of the Company shall be conducted under such name or under such other name or names as the Board may determine from time to time.

Section 2.3    Term. The term of the Company commenced on April 2, 2004, which was the date of filing of the Certificate of Formation and, unless and until the Company is dissolved or merged out of existence, shall continue indefinitely.

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Section 2.4    Purposes and Powers.    The purposes of the Company are to act as the general partner of the Partnership as described in the Partnership Agreement and to engage in any lawful business or activity related to the foregoing as the Board shall determine. The Company shall possess and may exercise all the powers and privileges granted by the Act, by any other law or by this Agreement, together with any powers incidental thereto, including such powers and privileges as are necessary or appropriate to the conduct, promotion or attainment of the business, purposes or activities of the Company.

Section 2.5    Place of Business, Agent and Office of the Company. The principal business office of the Company shall be at 311 Veterans Highway, Suite B, Levittown, Pennsylvania, 19056. The Board may at any time and from time to time (i) establish a different principal business office for the Company within or outside of the Commonwealth of Pennsylvania and (ii) establish such additional offices of the Company within or outside the Commonwealth of Pennsylvania as it may from time to time determine to be necessary or appropriate for the conduct of the Company’s or the Partnership’s business and affairs. The Company shall establish a registered office in the State of Delaware, and shall register as a foreign limited liability company and take such other actions as the Board determines to be necessary or appropriate to allow the Company to conduct business in such jurisdictions as the Board determines to be necessary or appropriate. The Company shall designate initial agents for the service of process in the State of Delaware and such other jurisdictions as the Board determines to be necessary or appropriate, and shall maintain the names and business addresses of such agents in the books and records of the Company. The Company may from time to time change the designation of any such party who is to serve as such agent and may provide for additional agents for service in such other jurisdictions as the Board determines to be necessary or appropriate.

Section 2.6    Title to Company Assets. Title to the Company’s assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Company as an entity, and the Class A Member shall not have any ownership interest in such Company assets or any portion thereof. Title to any or all of the Company’s assets may be held in the name of the Company or one or more of its Affiliates or one or more nominees, as the Board may determine. All Company assets shall be recorded as the property of the Company in its books and records, regardless of the name in which record title to such Company assets is held.

ARTICLE III

CAPITAL AND CAPITAL CONTRIBUTIONS

Section 3.1    Membership Interests and Units. The Membership Interests in the Company shall be represented by one class of units (“Units”) referred to herein as “Class A Units” with such Units having the rights, powers and privileges as set forth in this Agreement. Ownership of Units shall be evidenced by one or more Unit certificates in the form of Exhibit A attached hereto, but the status of a holder of Units as the Class A Member of the Company shall be exclusively evidenced and determined by entry in the books and records of the Company. The Special Member, shall not, by virtue of being the Special Member, have any economic interest in the Company or right to distributions from the Company.

Section 3.2    Capital Contribution. Prior to the Effective Date, the Class A Member made an initial Capital Contribution to the Company.

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Section 3.3    Class A Member. As of the Effective Date, the Class A Member owns the number of Class A Units set forth in Schedule A. All such Units and all other Membership Interests issued pursuant to, and in accordance with, the requirements of this Article III shall be fully paid and non-assessable Membership Interests, except as such non-assessability may be affected by Section 18-607 of the Act.

Section 3.4    Pledge of Membership Interests. Any provision to the contrary contained in the Agreement notwithstanding, the Membership Interests may be pledged to any lender or lenders as collateral for the indebtedness, liabilities or obligations of the Company to such lender or lenders, and any such pledged Membership Interests shall be subject to such lender’s or lenders’ rights under any collateral documentation governing or pertaining to such pledge. The pledge of such Membership Interests shall not cause the Class A Member to cease to be the Class A Member or to cease to have the power to exercise any rights or powers of the Class A Member.

Section 3.5    Issuance of Additional Units.

(a)     Subject to the approval of the Class A Member, the Company may issue an unlimited number of additional Class A Units to any Person at any time for such consideration as the Board deems appropriate.

(b)     If any additional Units are issued hereunder to any Person who is not the Class A Member, any such Person (and such Person’s Spouse, as applicable) shall, as a condition to admission as an additional member (an “Additional Member”), execute and acknowledge such instruments as the Board determines to be necessary or appropriate to effect the admission of such Person as an Additional Member, including, without limitation, the written agreement by such Person (and such Person’s Spouse, as applicable) to become a party to, and be bound by, the provisions of this Agreement. Upon the admission of any Additional Member, the Schedule of the Class A Member attached hereto as Schedule A shall be amended to reflect the admission of such Additional Member.

Section 3.6    Subsequent Capital Contributions. Except as may be required under applicable law, the Class A Member shall not be required to make any subsequent Capital Contribution to the Company.

Section 3.7    Loans to the Company. The Class A Member, directly or through an Affiliate, may at any time or from time to time lend funds to the Company with the consent of the Board. Any such loan shall be repayable by the Company to the Class A Member (or its Affiliate, if applicable) at such date or dates as they may agree, and shall bear interest and carry such other terms as they may agree at a fair market interest rate and terms for similar loans between unaffiliated parties. The Class A Member expressly agrees and acknowledges that nothing in this Section 3.7 shall be deemed to require or otherwise obligate the Class A Member to make any such loan to the Company. A loan by the Class A Member to the Company shall not increase the interest of the Class A Member in the capital of the Company and shall not entitle the Class A Member to any increased share in the Company’s capital, profits or losses.

Section 3.8    General Provisions regarding Capital Contributions. Except as otherwise expressly provided in this Agreement (a) the Class A Member shall have no right to demand or

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receive a return of its Capital Contribution, (b) under circumstances requiring hereunder a return of any Capital Contribution, the Class A Member shall have no right to demand or receive property other than cash, and (c) the Class A Member shall not receive any interest, salary or draw with respect to its Capital Contribution or its capital account. An unrepaid Capital Contribution is not a liability of the Company or of the Class A Member.

Section 3.9    Limitation on Liability. Except as otherwise required under the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and neither the Class A Member, the Special Member nor any Assignee shall be personally liable for or otherwise obligated with respect to any such debt, obligation or liability of the Company by reason of being the Class A Member, Special Member or Assignee. The Class A Member, Special Member and any Assignees agree that the rights, duties and obligations of the Class A Member, Special Member and Assignees in their capacities as such are only as set forth in this Agreement and as otherwise arise under the Act. Furthermore, the Class A Member, Special Member and any Assignees agree that the existence of any rights of the Class A Member, Special Member or Assignee, or the exercise or forbearance from exercise of any such rights shall not create any duties or obligations of the Class A Member, Special Member or Assignees in their capacities as such, nor shall such rights be construed to enlarge or otherwise alter in any manner the duties and obligations of the Class A Member, Special Member or Assignees.

ARTICLE IV

DISTRIBUTIONS

Section 4.1    Distributions Generally. Within 10 days after the Company’s receipt from the Partnership of any distribution with respect to the General Partner Interest or the Incentive Distribution Rights, the Company shall distribute all Available Cash to the Class A Member. The Company may, with Board approval, make such other distributions to the Class A Member at such times as determined by the Board. The Company may distribute securities or other Company property in kind. The fair market value of securities or other Company property distributed in kind shall be determined by the Board as of the date any such distribution is elected.

Section 4.2    Tax Liability Distributions. Notwithstanding anything to the contrary in this Article IV, the Company shall, to the extent of Available Cash, make cash distributions to the Class A Member on the Tax Distribution Date with respect to each Fiscal Year to the extent of the required Tax Distribution, if any, of the Class A Member for such Fiscal Year. In addition, the Company may make advance distributions to the Class A Member on a quarterly basis based upon estimates of the required Tax Distribution in a manner sufficient to permit the Class A Member to satisfy its quarterly estimated tax payment obligations and if the sum of the amount of quarterly tax distributions exceeds the amount of the Tax Distribution the Class A Member shall promptly refund such excess to the Company upon such notice. If on a Tax Distribution Date (or date of a quarterly estimated distribution) there is not sufficient Available Cash to distribute to the Class A Member the full amount of the Class A Member’s Tax Distribution (or quarterly estimate thereof), distributions shall be made to the Class A Member to the extent of the Available Cash, and the Company shall make future distributions as soon as Available Cash becomes available to pay the remaining portion of the Class A Member’s required Tax Distribution (or quarterly estimate thereof).

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Section 4.3    Distributions on Dissolution and Winding Up. Upon the dissolution and winding up of the Company, the proceeds of liquidation after the payment of creditors as specified in Section 13.2 shall be distributed to the Class A Member.

Section 4.4    Limitation on Distributions and Redemptions. Notwithstanding any other provision to the contrary in this Agreement, the Company shall not make a distribution to the Class A Member if such distribution would violate the Act or other applicable law, and the Company shall not be obligated to make any dividend or distribution (other than actual or necessary Tax distributions) in respect of, and shall not make any dividend or distribution (other than actual or necessary Tax distributions) in respect of, any Units to the extent (i) such dividend or distribution is prohibited by any agreements, documents or instruments relating to or otherwise evidencing any outstanding indebtedness for borrowed money of the Company or (ii) the Company is prohibited from receiving or obtaining any dividends or distributions from any of its subsidiaries for such purposes under any such agreements, documents or instruments.

Section 4.5    Withholding of Taxes. The Company will withhold Taxes from distributions to the extent required to do so by applicable law. Any amounts so withheld and paid or required to be paid to a Taxing authority will be treated as if they had been distributed to the Class A Member.

ARTICLE V

[RESERVED]

ARTICLE VI

COMPENSATION OF THE CLASS A MEMBER

Section 6.1    Compensation of the Class A Member. Except as expressly provided in any written agreement between the Company and the Class A Member or the Special Member, as applicable, neither the Class A Member nor the Special Member shall receive any compensation from the Company for services provided to the Company in its capacity as the Class A Member or Special Member, as applicable.

ARTICLE VII

MANAGEMENT

Section 7.1    Management of the Company’s Affairs.

(a)     Except as otherwise specifically provided in this Agreement, all management powers over the business and affairs of the Company shall be vested exclusively in a board of directors (the “Board”) and, subject to the direction of the Board, the Officers. The Officers and Directors shall constitute “managers” of the Company within the meaning of the Act.

(b)     Except as otherwise specifically provided in this Agreement, none of the Class A Member, the Special Member nor any Assignee, in its capacity as such, shall have any management power over the business and affairs of the Company or actual or apparent authority to enter into contracts on behalf of, or to otherwise bind, the Company.

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(c)     Except as otherwise specifically provided in this Agreement, the authority and functions of the Board on the one hand and of the Officers on the other shall be identical to the authority and functions of the board of directors and officers, respectively, of a corporation organized under the General Corporation Law of the State of Delaware; provided that any authority or function of the Board may be delegated by the Board to the Officers. Thus, except as otherwise specifically provided in this Agreement, the business and affairs of the Company shall be managed under the direction of the Board, and the day-to-day activities of the Company shall be conducted on the Company’s behalf by the Officers, who shall be agents of the Company. In addition to the powers that now or hereafter can be granted to managers under the Act and to all other powers granted under any other provision of this Agreement, the Board of Directors (subject to Section 7.13 and Article XIV) and the Officers (subject to Section 7.14, Article VIII and the direction of the Board) shall have full power and authority to do all things on such terms as they may determine to conduct, or cause to be conducted, the business and affairs of the Company.

Section 7.2    Number; Qualification; Election; Tenure.

(a)     The number of directors constituting the Board shall be seven (7) (each a “Director” and collectively, the “Directors”). Each Director shall serve as a member of the Board until the earlier of his resignation, death or removal from office or until his or her successor is duly elected and qualified. The Directors as of the Effective Date shall be the following individuals:

Andrew Axelrod

Spencer Goldenberg

David Miller

Robert B. Hellman, Jr.

Stephen Negrotti

Patricia D. Wallenbach

Joseph Redling

(b)     The Special Member shall have the right to designate three (3) Directors (each, a “Special Member Director”) which Special Member Directors shall initially be Andrew Axelrod, Spencer Goldenberg and David Miller.

(c)     The Class A Member shall have the right to designate one (1) Director (the “Class A Director”), which Class A Director shall initially be Robert B. Hellman, Jr.

(d)     The Chief Executive Officer of the Partnership and the General Partner shall be designated as one (1) Director, which Director shall initially be Joseph Redling.

(e)     A majority of the Directors then in office (“Majority Directors”) shall have the right to designate two (2) Directors (the “Board Designated Directors”), both of whom shall be Independent Directors. The Board Designated Directors shall initially be Patricia D. Wallenbach and Stephen Negrotti.

(f)     After the Effective Date, if the Special Member, Class A Member or the Majority Directors elect to designate a replacement Special Member Director, Class A Director or Board Designated Director, as applicable, then such replacement must be made in writing, in proper form and delivered to the Secretary of the Company not less than ten days prior to such

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designation. To be in proper form, the Special Member, Class A Member or Majority Director designation, as applicable, must set forth in writing as to each person whom the Special Member, Class A Member or Majority Directors propose to designate as a Director all information relating to such person as is required to be disclosed in solicitations for proxies for elections of Directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, and Rule 14a-11 thereunder (or any successor rule promulgated thereunder).

Section 7.3    Notice. Written notice of all regular meetings of the Board must be given to all Directors at least five calendar days prior to the regular meeting of the Board and two Business Days prior to any special meeting of the Board. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board need be specified in the notice of such meeting. A meeting may be held at any time without notice if all the Directors are present or if those not present waive notice of the meeting either before or after such meeting.

Section 7.4    Regular Meetings. The board shall meet at least quarterly, and a regular meeting of the Board shall be held without notice other than this Section 7.4 annually. The Board may, by resolution, provide the time and place for the holding of additional regular meetings without other notice than such resolution.

Section 7.5    Special Meetings. Special Meetings of the Board may be called at any time at a request of the Chairman or of any three Directors.

Section 7.6    Action by Consent of the Board. Any action required or permitted to be taken at a meeting of the Board, including at the annual meeting, may be taken without a meeting if a written consent setting forth the action so taken is signed by the number of Directors as is required by this Agreement for approval of the action in question. Such consent may be in one instrument or in several instruments, and shall have the same force and effect as a vote of the Directors at a meeting duly called and held.

Section 7.7    Telephonic Meetings. Directors may participate in any meeting of the Board through the use of any means of conference telephones or similar communications equipment as long as all persons participating can hear one another. A Director so participating shall be deemed to be present in person at the meeting.

Section 7.8    Quorum; Voting Requirement. A majority of the Directors, including at least one (1) Special Member Director, present in person or participating in accordance with Section 7.7 shall constitute a quorum for the transaction of business, but if at any meeting of the Board there shall be less than a quorum present, a majority of the Directors present may adjourn the meeting from time to time without further notice. Except as otherwise provided in this Agreement, an act by the majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board. The Directors present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough Directors to leave less than a quorum.

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Section 7.9    Committees.

(a)     The Board may establish committees of the Board. Any such committee, to the extent provided in the resolution of the Board or in this Agreement, shall have and may exercise all powers and authority of the Board in the management of the business and affairs of the Company; but no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the Class A Member or Special Member, any action or matter expressly required by this Agreement or the Act to be submitted to the Special Member or Class A Member for approval or (ii) adopting, amending or repealing any provision of this Agreement.

(b)     The Board shall have an audit committee comprised of three (3) Directors (the “Audit Committee”), all of whom shall be Independent Directors. The Audit Committee shall establish a written audit committee charter in accordance with the rules and regulations of the New York Stock Exchange or any national securities exchange on which the Common Units are listed from time to time, and the Securities and Exchange Commission, as amended from time to time. The Audit Committee shall review the financial statements of the Company and the Partnership, review the external financial reporting of the Partnership, recommend engagement of the Partnership’s independent auditors, review procedures for internal auditing and the adequacy of the Partnership’s internal accounting controls and perform such other related functions as may be directed by the Board from time to time. Each member of the Audit Committee shall satisfy the rules and regulations of the New York Stock Exchange or any national securities exchange on which the Common Units are listed from time to time and the Securities and Exchange Commission, as amended from time to time, pertaining to qualification for service on an audit committee.

(c)     The Board shall have a compensation committee comprised of three (3) Directors (the “Compensation Committee”). The Compensation Committee shall be charged with such matters pertaining to the compensation of Directors, Officers and other personnel of the Company, the review, approval and administration of any Incentive Plans put in place by the Company or the Partnership and such other related matters as may be directed by the Board from time to time.

(d)     The Board may appoint a Conflicts Committee comprised of no fewer than two (2) Directors (the “Conflicts Committee”), all of whom shall be Independent Directors. The Conflicts Committee may review, and approve or disapprove, transactions in which a potential conflict of interest exists or arises between the Company, or any of its Affiliates (other than a Group Member), on the one hand, and any Group Member, any Partner (as defined in the Partnership Agreement) or any Assignee (as defined in the Partnership Agreement), all in accordance with the applicable provisions of the Partnership Agreement. Any matter approved by the Conflicts Committee in accordance with the provisions, and subject to the limitations, of the Partnership Agreement, shall not be deemed to be a breach of any fiduciary or other duties owed by the Board or any Director to the Company, the Class A Member or the Special Member. The Conflicts Committee is an ad hoc committee of the Board and may be appointed in the event the Board chooses to seek Special Approval (as defined in the Partnership Agreement) of its resolution of a potential conflict of interest in accordance with Section 7.9(a) of the Partnership Agreement, or when the Conflicts Committee is otherwise called upon to act.

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(e)     The Board shall have a nominating and governance committee comprised of three (3) Directors (the “Nominating and Governance Committee”). The Nominating and Governance Committee shall be charged with such matters pertaining to recommending Director nominees for election to the Board, advising the Board with respect to appropriate governance practices and such other related matters as may be directed by the Board from time to time, provided, that the advice of the Nominating and Governance Committee shall be subject to the Director designation rights of the Class A Member and the Special Member set forth in Section 7.2. At the direction of the Board, the Nominating and Governance Committee may be combined with the Compensation Committee and the membership of both such committees may comprise the same Directors.

(f)     At every meeting of a committee, the presence of a majority of all the members thereof, including one (1) Special Member Director (if a Special Member sits on such committee) shall constitute a quorum and the affirmative vote of a majority of the members present shall be necessary for the adoption by the committee of any resolution. Any committee may fix the time and place of its meetings unless the Board shall otherwise provide. Notice of such meetings shall be given to each member of the committee at least two calendar days prior to any meeting. The Board shall have power at any time to fill vacancies in, or to change the membership of, any committee. Nothing herein shall be deemed to prevent the Board from appointing one or more committees consisting in whole or in part of persons who are not Directors; provided, however, that no such committee shall have or may exercise any authority of the Board.

Section 7.10    Vacancies. Unless otherwise provided by this Agreement, the Special Member shall have the right fill a Director seat vacated by a Special Member Director, the Class A Member shall have the right to fill a Director seat vacated by a Class A Director and the Majority Directors shall have the right to fill a Director seat vacated by a Board Designated Director. Any other Director seat shall be filled by a majority of the Directors then in office. Any Director so chosen shall hold office until their successor shall be duly elected and qualified or until their earlier death, resignation or removal.

Section 7.11    Removal. The Special Member Directors may be removed, with or without cause, only by the Special Member. The Class A Director may be removed, with or without cause, only by the Class A Member. The Board Designated Directors may be removed, with or without cause, only by the Majority Directors.

Section 7.12    Compensation of Directors. Except as expressly provided in any written agreement between the Company and a Director or by resolution of the Board, no Director shall receive any compensation from the Company for services provided to the Company in its capacity as a Director, except that each Director shall be compensated for attendance at Board meetings at rates of compensation as from time to time established by the Board; provided, however, that the Directors who are also employees of the Company or any Affiliate thereof shall receive no compensation for their services as Directors or committee members. In addition to the foregoing, the members of the Conflicts Committee shall receive such additional compensation as from time to time established by the Board. All the Directors shall be entitled to be reimbursed for out-of-pocket costs and expenses incurred in the course of their service as Directors.

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Section 7.13    Restrictions on the Board of Directors’ Authority. Except as otherwise specifically provided in this Agreement or by resolution of the Board, (i) no Director or group of Directors shall have any actual or apparent authority to enter into contracts on behalf of, or to otherwise bind, the Company, nor to take any action in the name of or on behalf of the Company or conduct any business of the Company other than by action of the Board taken in accordance with the provisions of this Agreement, and (ii) no Director shall have the power or authority to delegate to any Person such Director’s rights and powers as a Director to manage the business and affairs of the Company.

Section 7.14    Certain Matters Requiring Board Approval. Except for transactions between or among the Company and one or more Group Members, or between or among two or more Group Members, and except as otherwise directed by the Board, the Company shall neither take nor cause or permit any Group Member to take any of the following actions without the approval of the Board:

(a)      any Transfer of any interest in any Group Member;

(b)      any consolidation or merger of the Company with or into any other Person, or any liquidation, dissolution or winding-up of the Company;

(c) (i) any consolidation or merger of any Group Member with or into any other Person, (ii) any sale by any Group Member of all or substantially all of its assets or (iii) any liquidation, dissolution or winding-up of any Group Member;

(c)      any issuance of any equity securities of any Group Member, or any securities convertible into equity securities of any Group Member, other than in connection with any Incentive Plan;

(d)      any acquisition by the Company or any Group Member of any stock or assets of another entity or of capital assets, in a single transaction or a series of related transactions in any 12-month period, for an aggregate purchase price in excess of $2,500,000;

(e)      any incurrence by the Company or any Group Member of funded debt in a principal amount in excess of $2,500,000;

(f)      any capital expenditure or commitment therefor by the Company or any Group Member in excess of $1,000,000;

(g)      any approval of the annual budget for the Company or any Group Member; and

(h)      any selection of the firm of independent public accountants that will audit the financial statements of the Company or any Group Member.

Section 7.15    C-Corporation Conversion. The Class A Member, Special Member and the Board shall consider in good faith alternative structures as permitted under the New Indenture to the currently contemplated C-Corporation Conversion (pursuant to which the Company shall

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convert into StoneMor, Inc. (the “Corporation”) and issue shares of common stock in consideration for Common Units and Series A Preferred Units of the Partnership).

Section 7.16    Governance Matters. From and after the consummation of the C-Corporation Conversion, the Class A Member, the Company, the Partnership and the entities into which the General Partner and the Partnership convert in connection with the C-Corporation Conversion, as applicable, shall take all necessary action to nominate and cause:

(a)       the number of directors of the Corporation that will constitute the full board of directors of the Corporation to be seven (7);

(b)       until the later of (i) the refinancing or repayment of the Notes under the New Indenture and (ii) such time as the Special Member and its Affiliates cease to hold at least 15.00% of the issued and outstanding common stock of the Corporation in the aggregate, three (3) individuals designated in writing by the Special Member to be elected to the Corporation’s board of directors, at least two of whom of whom shall be “independent” under the standards set forth in Section 303A.02(b) of the New York Stock Exchange Listed Company Manual for so long as the Corporation is not a “controlled company” for purposes of the New York Stock Exchange, provided, however, that if, prior to the refinancing or repayment of the Notes under the New Indenture, the number of directors on the Corporation’s board of directors is increased, the number of directors which shall be designated by the Special Member shall be increased to be at least three-sevenths (3/7) of the total number of directors on the Corporation’s board of directors;

(c)       solely after the refinancing or repayment of the Notes under the New Indenture, until such time as the Special Member and its Affiliates cease to hold at least 10.00% of the issued and outstanding common stock of the Corporation in the aggregate, two (2) individual designated in writing by the Special Member to be elected to the Corporation’s board of directors; and

(d)       solely after the refinancing or repayment of the Notes under the New Indenture, until such time as the Special Member and its Affiliates cease to hold at least 5.00% of the issued and outstanding common stock of the Corporation in the aggregate, one (1) individual designated in writing by the Special Member to be elected to the Corporation’s board of directors.

ARTICLE VIII

OFFICERS

Section 8.1    Elected Officers. The officers of the Company (the “Officers”) shall be selected by, and serve at the pleasure of, the Board. The Officers shall carry on the day to day activities of the Company and shall have such other authority and duties delegated to each of them, respectively, by the Board from time to time. The Officers shall be a Chairman of the Board, a President and Chief Executive Officer, a Chief Financial Officer, a Chief Operating Officer, a Secretary and such other officers (including Executive Vice Presidents, Senior Vice Presidents and Vice Presidents) as the Board from time to time may elect in accordance with this Article VIII. The Chairman of the Board shall be Andrew Axelrod. All Officers shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article VIII. Any Person may be selected by the Board to hold multiple offices. The Board may

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from time to time elect such other officers (including one or more Vice Presidents, Controllers, Assistant Secretaries and Assistant Treasurers) as it determines to be necessary or appropriate for the conduct of the business of the Company. Such other officers and agents shall have such duties and shall hold their offices for such terms as shall be provided in this Agreement or as may be prescribed by the Board.

Section 8.2    Election and Term of Office. The Officers of the Company shall be elected annually by the Board at the regular meeting of the Board held after the annual election of Directors. If the election of Officers shall not be held at such meeting, such election shall be held as soon thereafter as convenient. Each Officer shall hold office until such person’s successor shall have been duly elected and shall have qualified or until such person’s death or until he shall resign or be removed pursuant to Section 8.8.

Section 8.3    Chairman of the Board. The Chairman of the Board shall preside at all meetings of the Board. The Board may also elect a Vice Chairman to act in the place of the Chairman upon his absence or inability to act. The Chairman of the Board shall have the power to enter into binding contracts on behalf of the Company.

Section 8.4    President and Chief Executive Officer. The President and Chief Executive Officer shall be responsible for the general management of the affairs of the Company and shall perform all duties incidental to such person’s office that may be required by law and all such other duties as are properly required of him by the Board. He shall make reports to the Board, the Special Member and the Class A Member and shall see that all orders and resolutions of the Board and of any committee thereof are carried into effect. The President and Chief Executive Officer, if he is also a Director, shall, in the absence of or because of the inability to act of the Chairman of the Board or any Vice Chairman elected by the Board, perform all duties of the Chairman of the Board and preside at all meetings of the Board.

Section 8.5    Chief Operating Officer and Vice Presidents. The Chief Operating Officer and each Executive Vice President and Senior Vice President and any other Vice President shall have such powers and shall perform such duties as shall be assigned to him by the Board.

Section 8.6    Chief Financial Officer and Assistant Treasurers. The Chief Financial Officer shall act as the Chief Financial Officer of the Company and shall exercise general supervision over the receipt, custody and disbursement of corporate funds. The Chief Financial Officer shall cause the funds of the Company to be deposited in such banks as may be authorized by the Board, or in such banks as may be designated as depositories in the manner provided by resolution of the Board. The Chief Financial Officer shall, in general, perform all duties incident to the office of the Chief Financial Officer and shall have such further powers and duties and shall be subject to such directions as may be granted or imposed from time to time by the Board. Assistant Treasurers shall have such of the authority and perform such of the duties of the Chief Financial Officer as may be provided in this Agreement or assigned to them by the Board or the Chief Financial Officer. Assistant Treasurers shall assist the Chief Financial Officer in the performance of the duties assigned to the Chief Financial Officer, and in assisting the Chief Financial Officer, each Assistant Treasurer shall for such purpose have the powers of the Chief Financial Officer. During the Chief Financial Officer’s absence or inability to act, the Chief

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Financial Officer’s authority and duties shall be possessed by such Assistant Treasurer or Assistant Treasurers as the Board may designate.

Section 8.7    Secretary and Assistant Secretaries. The Secretary shall keep or cause to be kept, in one or more books provided for that purpose, the minutes of all meetings of the Board and the committees of the Board. The Secretary shall see that all notices are duly given in accordance with the provisions of this Agreement and as required by law; shall be custodian of the records and the seal of the Company and affix and attest the seal to all documents to be executed on behalf of the Company under its seal; and shall see that the books, reports, statements, certificates and other documents and records required by law to be kept and filed are properly kept and filed; and in general, shall perform all the duties incident to the office of Secretary and such other duties as from time to time may be assigned to the Secretary by the Board. Assistant Secretaries shall have such of the authority and perform such of the duties of the Secretary as may be provided in this Agreement or assigned to them by the Board or the Secretary. Assistant Secretaries shall assist the Secretary in the performance of the duties assigned to the Secretary, and in assisting the Secretary, each Assistant Secretary shall for such purpose have the powers of the Secretary. During the Secretary’s absence or inability to act, the Secretary’s authority and duties shall be possessed by such Assistant Secretary or Assistant Secretaries as the Board may designate.

Section 8.8    Removal. Any Officer elected by the Board may be removed by the affirmative vote of a majority of the Board. No elected Officer shall have any contractual rights against the Company for compensation by virtue of such election beyond the date of the election of such person’s successor, such person’s death, such person’s resignation or such person’s removal, whichever event shall first occur, except as otherwise provided in an employment contract or under an employee deferred compensation plan.

Section 8.9    Vacancies. A newly created elected office and a vacancy in any elected office because of death, resignation or removal may be filled by the Board for the unexpired portion of the term at any meeting of the Board.

Section 8.10    Compensation. The Officers shall receive such compensation for their services as may be designated by the Compensation Committee. In addition, the Officers shall be entitled to be reimbursed for out-of-pocket costs and expenses incurred in the course of their service hereunder.

Section 8.11    Powers of Attorney. The Company may grant powers of attorney or other authority as appropriate to establish and evidence the authority of the Officers and other Persons.

Section 8.12    Delegation of Authority. Unless otherwise provided by this Agreement or by resolution of the Board, no Officer shall have the power or authority to delegate to any Person such Officer’s rights and powers as an Officer to manage the business and affairs of the Company.

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ARTICLE IX

STANDARDS OF CONDUCT, LIABILITY AND INDEMNIFICATION

Section 9.1    Standards of Conduct and Fiduciary Duties.

(a)     In causing the Company to make a determination or take or decline to take any action in its capacity as the general partner of the Partnership as opposed to in its individual capacity, an Indemnitee shall act in accordance with Article VII of the Partnership Agreement and shall not be subject to any other or different standards imposed by this Agreement or any other agreement contemplated hereby or under the Act or any other law, rule or regulation.

(b)     In causing the Company to make a determination or take or decline to take any action in its individual capacity as opposed to in its capacity as the general partner of the Partnership, then, unless another express standard is provided for in this Agreement, an Indemnitee shall act in good faith and shall not be subject to any other or different standards imposed by this Agreement, any other agreement contemplated hereby or under the Act or any other law, rule or regulation. In order for a determination or other action affecting the Company to be in “good faith” for purposes of this Agreement, an Indemnitee must reasonably believe that the determination or other action is in the best interests of the Company.

(c)     To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Company, to the Partnership, or to the Class A Member or the Special Member, an Indemnitee acting under this Agreement shall not be liable to the Company, the Partnership or to the Class A Member or Special Member for its good faith reliance on the provisions this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of an Indemnitee otherwise existing at law or in equity, are agreed by the parties hereto to replace such other duties and liabilities of such Indemnitee.

Section 9.2    Liability and Exculpation.

(a)     Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Company, the Partnership, the Class A Member, the Special Member or any Assignee, for losses sustained or liabilities incurred as a result of any act or omission of an Indemnitee unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or gross negligence or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was criminal.

(b)     An Indemnitee shall be fully protected in relying in good faith upon the books and records of the Company, the books and records of the Partnership, and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Indemnitee believes are within such other Person’s professional or expert competence, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits, losses or any other facts pertinent to the existence and amount of assets from which distributions to the Class A Member might properly be paid.

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Section 9.3    Indemnification.

(a)     To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Company from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee; provided, that the Indemnitee shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 9.3, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or gross negligence or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful.

(b)     To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to this Section 9.3 in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to a determination that the Indemnitee is not entitled to be indemnified upon receipt by the Company of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 9.3.

(c)     The Company may purchase and maintain insurance, to the extent and in such amounts as the Company determines to be reasonable, on behalf of Indemnitees and such other Persons as the Company shall determine, against any liability that may be asserted against or expenses that may be incurred by any such Indemnitees or other Persons in connection with the activities of the Company or such Indemnitees. The Company may enter into indemnity contracts with Indemnitees or other Persons and adopt written procedures pursuant to which arrangements are made for the advancement of expenses and the funding of obligations and containing such other procedures regarding indemnification as the Board determines are necessary or appropriate.

(d)     The indemnification provided by this Section 9.3 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, as a matter of law or otherwise, both as to actions in the Indemnitee’s capacity as an Indemnitee and as to actions in any other capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

ARTICLE X

TAXES

Section 10.1    Tax Returns. The Class A Member shall prepare and timely file (on behalf of the Company) all federal, state and local Tax Returns required to be filed by the Company. The Class A Member shall furnish to the Company all pertinent information in its possession relating to the Company’s operations that is necessary to enable the Company’s Tax Returns to be timely prepared and filed. The Company shall bear the costs of the preparation and filing of its Tax

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Returns. The Class A Member shall take no other action with respect to the Company’s Taxes without the authorization of the Board, other than such action as may be required by applicable law or permitted by this Agreement. Any cost or expense incurred by the Class A Member in connection with duties with respect to Company’s Taxes, including the preparation for or pursuance of administrative or judicial proceedings, shall be paid by the Company.

Section 10.2    Tax Elections.

(a)     The Company shall make the following elections on the appropriate tax returns:

(i)     to adopt the calendar year as the Company’s fiscal year;

(ii)     to adopt the accrual method of accounting; and

(iii)     any other election the Board determines to be necessary or appropriate.

(b)     The Company shall be treated as an entity disregarded as separate from the Class A Member pursuant to Treasury Regulation § 301.7701-3. Neither the Company nor the Class A Member shall make an election for the Company to be regarded as an association or corporation for federal income tax purposes and no provision of this Agreement shall be construed to sanction or approve such an election.

ARTICLE XI

[RESERVED]

ARTICLE XII

BOOKS OF ACCOUNT, RECORDS AND REPORTS

Section 12.1    Preparation and Maintenance of Books and Records. The Company shall prepare and maintain records and books of account covering such matters relative to the Company’s business as are usually entered into records and books of account maintained by limited liability companies engaged in businesses of like character. The Company’s books and records shall be maintained in accordance with partnership accounting practices and procedures and shall incorporate such method of tax accounting as the Board determines is permissible and would be in the best interests of the Company.

Section 12.2    Company Documentation Requirements. The Company shall keep at its principal office the following:

(a)     A current list of the full name and last known business or residence address of the Class A Member, the Special Member and each Assignee (if any) set forth in alphabetical order together with the capital contribution of the Class A Member and each Assignee;

(b)     Copies of the Company’s federal, state and local income tax or information returns and reports, if any, for the six most recent taxable years;

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(c)     (c) A copy of the Certificate of Formation and all amendments thereto;

(d)     Copies of this Agreement and all amendments thereto;

(e)     The books and records of the Company as they relate to the business affairs and operations of the Company for the current and the four most recent fiscal years; and

(f)     Any other books and records that the Company is required to maintain under the Act or other applicable law.

Section 12.3    Fiscal Year. The Fiscal Year of the Company shall be the calendar year unless, for U.S. federal income tax purposes, another fiscal year is required. The Company shall have the same fiscal year for U.S. federal income tax purposes and for accounting purposes.

Section 12.4    Company Funds. The funds of the Company shall be deposited in such bank account or accounts, or invested in such interest-bearing or non-interest-bearing investments, as shall be designated by the Board. All withdrawals from any such bank accounts shall be made by the duly authorized agent or agents of the Company.

Section 12.5    Statements.

(a)     The Company shall cause to be prepared at least annually, at Company expense, the information related to the Company’s business activities necessary for the preparation of the Class A Member’s federal and state income tax returns, and upon the written request of the Class A Member, the Company shall send or cause to be sent such information relevant for the Class A Member to the Class A Member within 90 days after the end of each taxable year, unless the Company reasonably determines there is good reason to defer the sending of such information, but in no event shall such information be sent to the Class A Member later than 180 days after the end of the taxable year. If the Company deems it required or desirable, a copy of the Company’s federal, state and/or local income tax or information returns for that year shall also be sent to the Class A Member along with such information.

(b)     The Company shall provide to the Class A Member such annual or other periodic reports on its business and financial affairs as may be required under the Act, other applicable law, or as otherwise deemed appropriate by the Board.

(c)     In addition to the information, reports and statements furnished to the Class A Member pursuant to Sections 12.5(a) and 12.5(b), the Company shall obtain an annual audit of the Company certified to by an independent certified public accountant, which shall be transmitted by the Company to the Class A Member within three months after the close of each Fiscal Year, containing, at a minimum:

(i)     a balance sheet of the Company as of the beginning and close of such Fiscal Year;

(ii)     a statement of Company profits and losses for such Fiscal Year; and

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(iii)     a statement of the Class A Member’s capital account as of the close of such Fiscal Year, and changes therein during such Fiscal Year.

ARTICLE XIII

DISSOLUTION AND TERMINATION OF THE COMPANY

Section 13.1    Dissolution. The death, dissolution, bankruptcy, expulsion or removal of the Class A Member shall not cause the dissolution of the Company, and upon any such event the business of the Company shall continue to be conducted pursuant to the terms of this Agreement. The Company shall be dissolved and its affairs wound up on the happening of any of the following events (herein each a “Dissolution Event”):

(a)     By an election by the Class A Member to dissolve the Company, with the consent of the Special Member;

(b)     The entry of a decree of judicial dissolution of the Company pursuant to Section 18-802 of the Act; or

(c)     The occurrence of any event that makes it unlawful for the business of the Company to be carried on or for the Class A Member to carry on such business in a limited liability company form.

Section 13.2    Winding Up and Liquidation. Upon the occurrence of a Dissolution Event, the Class A Member (the “Liquidator”) shall cause a full accounting of the assets and liabilities of the Company to be taken and shall cause the assets to be liquidated and the business of the Company to be wound up as promptly as possible. To the extent permitted by the Act, the proceeds of such liquidation shall be applied, first, to creditors in satisfaction of liabilities of the Company (whether by payment or by making of reasonable provision for payment), including any loans to the Company by the Class A Member, and any remaining assets of the Company shall be distributed in accordance with Section 4.3. The Class A Member shall continue to share distributions, profits, losses and allocations during the period of liquidation in accordance with Articles III and IV. Except as otherwise authorized by the Board, the Liquidator shall not be entitled to any special compensation for serving as the liquidator of the Company.

Section 13.3    No Recourse. The Class A Member shall look solely to the assets of the Company for the return of its Capital Contributions. No holder of an interest in the Company shall have any right to demand or receive property other than cash upon dissolution, winding up and termination of the Company.

Section 13.4    No Deficit Contribution Obligation. The Class A Member shall have no any obligation, upon a liquidation, to make any Capital Contribution for purposes of eliminating or diminishing any negative balance in the Class A Member’s capital account.

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ARTICLE XIV

AMENDMENTS; POWER OF ATTORNEY

Section 14.1    Amendments Generally. Any provision of this Agreement may be amended pursuant to any amendment that is approved by the Board, subject to the consent of the Special Member and the Class A Member.

ARTICLE XV

MISCELLANEOUS

Section 15.1    No Registration of Units. The Class A Member acknowledges that the Units held by the Class A Member may be securities and that such Units have been issued without registration under the Securities Act of 1933, as amended (the “Securities Act”), or registration or qualification under any state securities or “Blue Sky” laws, in reliance on exemptions from those registration and qualification provisions. The Class A Member also agrees that, in the absence of an applicable exemption from registration and qualification, neither the Units, nor any interest therein may be transferred without registration under the Securities Act and registration or qualification under applicable state securities or “Blue Sky” laws.

Section 15.2    Exhibits. Each of the Schedules and Exhibits attached to this Agreement are incorporated herein by reference and expressly made a part of this Agreement for all purposes. References to any Schedules and Exhibit in this Agreement shall be deemed to include this reference and incorporation.

Section 15.3    Severability. If any provision of this Agreement or portion thereof, or the application of such provision or portion thereof to any Person or circumstance, shall be held invalid, the remainder of this Agreement, or the application of such provision or portion thereof to Persons or circumstances other than those to which it is held invalid, shall not be affected thereby.

Section 15.4    Successors and Assigns. Except as otherwise herein provided, this Agreement shall be binding upon and inure to the benefit of the parties hereto, their respective heirs executors, administrators and successors, and all other persons hereafter having or holding an interest in this Company, whether as Assignees, Transferees, Additional Members or otherwise.

Section 15.5    Governing Law. This Agreement and the rights of the parties hereunder shall be governed by and construed in accordance with the internal laws, and not the laws pertaining to choice or conflict of laws, of the State of Delaware. The Class A Member and the Special Member each consents to the exclusive jurisdiction of the federal and state courts located in Wilmington, Delaware with respect to any litigation arising under or related to this Agreement. All Units and the certificates representing the same shall be deemed a “security” or “securities” governed by Article 8 of the Uniform Commercial Code, as in effect from time to time in all relevant jurisdictions.

Section 15.6    Counterparts. This Agreement may be executed by original or facsimile signature in one or more counterparts, each of which shall be deemed an original and all of which taken together shall constitute one and the same instrument.

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Section 15.7    No Third Party Beneficiaries. Except for the rights of an Indemnitee, the provisions of this Agreement shall not be for the benefit of, nor shall they be enforceable by, any Person who is not an Assignee or a party to this Agreement.

Section 15.8    Notices. Except as expressly provided otherwise in this Agreement, all notices, requests, or consents provided for or permitted to be given under this Agreement must be in writing and must be given either by depositing that writing in the United States mail, addressed to the Person, postage prepaid, and registered or certified with return receipt requested, or by delivering that writing to the Person in person, by courier, or by facsimile transmission. If mailed or delivered by courier, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, or when deposited with a reputable overnight courier, addressed to the Person at its address as it appears in the records of the Company. If given by facsimile transmission, such notice shall be deemed to be given when upon receipt of confirmation of a successful facsimile transmission to the facsimile number of the Person as it appears in the records of the Company. If given personally or otherwise than by mail, courier or facsimile transmission, such notice shall be deemed to be given when either handed to the Person or delivered to the Person’s address as it appears in the records of the Company. All notices, requests, and consents to be given to the Class A Member or the Special Member must be sent or delivered to the address given for the Class A Member or the Special Member as reflected in this Agreement or such other address as the Class A Member or the Special Member may specify by written notice to the Company. Whenever any notice is required to be given by law or this Agreement, a written waiver thereof, signed by the Person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

Section 15.9    Entire Agreement; Interpretation. This Agreement contains the entire understanding between the parties with respect to the subject matter hereof and supersedes any prior understandings between them with respect to said subject matter, and specifically, but without limiting the foregoing, supercedes and replaces the A&R Agreement. There are no representations, agreements, arrangements or understandings, oral or written, between and among the parties hereto relating to the subject matter of this Agreement that are not fully expressed herein. This Agreement is not to be interpreted for or against the Class A Member, the Special Member or the Company, and no Person will be deemed the draftsperson of this Agreement.

(SIGNATURE PAGES FOLLOW)

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IN WITNESS WHEREOF, the parties hereto have executed this Second Amended and Restated Limited Liability Company Agreement effective as of the Effective Date.

CLASS A MEMBER:

STONEMOR GP HOLDINGS LLC

By:	/s/ Robert B. Hellman, Jr.
Name:	Robert B. Hellman, Jr.
Title:	Authorized Person

SIGNATURE PAGE TO

THIRD AMENDED AND RESTATED

LIMITED LIABILITY AGREEMENT

SPECIAL MEMBER:

AXAR SPECIAL MEMBER LLC

By: Axar Capital Management L.P., its sole member

By: Axar GP, LLC, its general partner

By:	/s/ Andrew Axelrod

Name:	Andrew Axelrod
Title:	Sole Member

SIGNATURE PAGE TO

THIRD AMENDED AND RESTATED

LIMITED LIABILITY AGREEMENT

SCHEDULE A

CLASS A MEMBER

Name & Address	Number and Class of Units
StoneMor GP Holdings LLC	100 Class A Units

EXHIBIT A

NON-NEGOTIABLE UNIT CERTIFICATE FOR

UNITS IN STONEMOR GP LLC

“This Certificate and the Units represented hereby are subject to a certain Third Amended and Restated Limited Liability Company Agreement dated as of June 27, 2019, and any amendment thereto, a copy of which agreement is on file at the principal place of business of the Company, and, except as otherwise provided in said agreement, any sale, gift, pledge, assignment, bequest, transfer, transfer in trust, mortgage, alienation, hypothecation, encumbering or disposition of Units in any manner whatsoever, voluntarily or involuntarily, including, without limitation, any attachment, assignment for the benefit of creditors or transfer by operation of law or otherwise, or any transfer as a result of any voluntary or involuntary legal proceedings, execution, sale, bankruptcy, insolvency, or otherwise of this Certificate or the Units represented hereby in violation of said agreement shall be invalid.”

Certificate No.	__________Class A Units

StoneMor GP LLC, a Delaware limited liability company (the “Company”), hereby certifies that                  (the “Holder”) is the registered owner of the above referenced Units in the Company. This Certificate is issued pursuant to the Third Amended and Restated Limited Liability Company Agreement of the Company, dated as of June 27, 2019, as the same may be amended, modified or supplemented from time to time (the “Limited Liability Company Agreement”). The rights, powers, preferences, restrictions and limitations of the Units represented hereby are set forth in, and the Certificate and the Units represented hereby are issued and shall in all respects be subject to, the terms and provisions of, the Limited Liability Company Agreement. THE UNITS REPRESENTED BY THIS CERTIFICATE ARE NONTRANSFERABLE EXCEPT AS EXPRESSLY PROVIDED IN THE LIMITED LIABILITY COMPANY AGREEMENT. By acceptance of this Certificate for the above referenced Units, and as a condition to being entitled to any rights and/or benefits with respect to the Units evidenced hereby, the Holder hereof (including any transferee hereof) is deemed to have agreed, whether or not such Holder is admitted to the Company as a member of the Company with respect to the Units evidenced hereby, to comply with and be bound by all the terms and conditions of the Limited Liability Company Agreement.

Date:	StoneMor GP LLC

By:
Name:
	Title:	President and Chief Executive Officer

By:
Name:
	Title:	Secretary or Assistant Secretary